2005 Annual Report
The Annual Report in English is a translation
of the French “Document de référence” for information purposes.
This translation is qualified in its entirety by reference to the “Document de référence”.

Contents

1	Key Figures — Simplified Organization Chart	p. 5

2	Description of the Group and its Businesses — Litigation — Risk Factors	p. 15
	Description of the Group	p. 17
	Description of the Businesses	p. 26
	Seasonality	p. 37
	Statutory Environment and Possible Dependencies	p. 37
	Piracy	p. 42
	Competition	p. 43
	Raw Materials	p. 45
	Research and Development	p. 46
	Litigation	p. 47
	Risk Factors	p. 50

3	Information Concerning the Company — Corporate Governance	p. 53
	General Information Concerning the Company	p. 55
	Additional Information Concerning the Company	p. 56
	Corporate Governance	p. 77
	Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation and Organization of the Work of the Supervisory Board and Internal Audit Procedures — Fiscal Year 2005	p. 102
	Statutory Auditors’ Report Drawn up Pursuant to the Last Subsection of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Supervisory Board on the Internal Audit Procedures Relating to the Financial and Accounting Information — Fiscal Year ended on December 31, 2005	p. 108
	Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005	p. 109

4	Management Board’s Operating and Financial Review and Prospects — Report of Independant Registered Public Accounting Firms — Consolidated Financial Statements — Condensed Statutory Financial Statements	p. 113
	Selected Consolidated Financial Data for the last 5 years	p. 114
	Management Board’s Operating and Financial Review and Prospects	p. 117
	Management Board’s Operating and Financial Review and Prospects for the years ended December 31, 2005 and 2004	p. 118
	Main developments occurred in 2005 and 2004	p. 120
	First time adoption of IFRS	p. 130
	Statement of earnings in 2005 and 2004	p. 133
	Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004	p. 138
	Capital resources for 2005 and 2004	p. 149
	Forward-looking statements	p. 162
	Appendix to Operating and financial review and prospects	p. 163
	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005	p. 163
	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2004	p. 164
	Reconciliation of adjusted earnings from operations before depreciation and amortization (EBITDA) to earnings from operations	p. 165
	Reconciliation of cash flow from operations to net cash provided by operating activities for the years ended December 31, 2005 and 2004	p. 166
	Reconciliation of revenues and earnings from operations prepared under French Gaap to IFRS revenues and earnings from operations for the year ended December 31, 2004	p. 167

	Consolidated Financial Statements for the year ended December 31, 2005	p. 169
	Statutory Auditors’ Report on the Consolidated Financial Statements	p. 172
	Consolidated statement of earnings for the years ended December 31, 2005 and 2004	p. 174
	Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 175
	Consolidated statement of cash flows for the years ended December 31, 2005 and 2004	p. 176
	Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005	p. 177
	Notes to the consolidated financial statements	p. 179
2     2005 Annual Report — Vivendi Universal

	Condensed Statutory Financial Statements	p. 287

	Statutory Auditor’s General Report on the Annual Financial Statements	p. 288
	Statement of Earnings	p. 290
	Statement of Financial Position	p. 292
	Statement of Cash Flows	p. 294
	Subsidiaries and Affiliates	p. 295

5	Recent Events — Outlook	p. 299
	Recent Events	p. 300
	Outlook	p. 300
	Statutory Auditors’ Report on the Forecasts of Adjusted Net Profit Attributable to the Equity Holders of the Parent	p. 301

6	Audit of the Financial Statements	p. 303
	Firms Responsible for the Audit of the Financial Statements	p. 304

	Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006	p. 305
	Agenda	p. 306
	Management Board Report	p. 307
	Report of the Supervisory Board	p. 309
	Proposed Resolutions	p. 310
	Report of the Statutory Auditors on the Reduction in Capital by the Cancellation of Shares	p. 313
2005 Annual Report — Vivendi Universal     3

1     Key Figures — Simplified Organization Chart

Revenues by Business Segment	p. 6

2004 Revenues by Geographical Zone	p. 7

2005 Revenues by Geographical Zone	p. 7

Earnings from Operations	p. 8

Adjusted Net Income, attributable to equity holders of the parent	p. 9

Earnings, attributable to equity holders of the parent	p. 9

Total Equity / Financial Net Debt	p. 10

Headcount by Business Segment	p. 11

2003 Headcount by Geographical Zone	p. 12

2004 Headcount by Geographical Zone	p. 12

2005 Headcount by Geographical Zone	p. 12

Simplified Organization Chart	p. 13
2005 Annual Report — Vivendi Universal     5

1     Key Figures — Simplified Organization Chart
       Key Figures
Revenues by Business Segment (at December 31)
In IFRS (in euros million)
2004 2005 2004 2005 Comparable basis* As published
Universal Music Group 4,819 4,893 4,989 4,893
Vivendi Universal Games 475 641 475 641
Canal+ Group 3,277 3,407 3,560 3,452
SFR (a) 8,117 8,687 7,192 8,687
Maroc Telecom 1,611 1,860 1,581 1,860
Non core operations and elimination of inter segment transactions (b) (62) (49) 86 (49)
Total revenue 18,237 19,439 17,883 19,484

*	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred as at January 1, 2004.

(a)	As of January 1, 2005, SFR revenue and cost of sales include mobile-to-mobile sales for €909 million for the fiscal year ended December 31, 2005. In 2004, comparable basis includes estimated mobile-to-mobile sales applying the 2005 rate, i.e., €875 million for fiscal year 2004.

(b)	Including Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
6     2005 Annual Report — Vivendi Universal

Key Figures — Simplified Organization Chart   1
Key Figures
2004 Revenues by Geographical Zone (at December 31)
In IFRS (in euros million)
1,096 (6%) Rest of world 1,516 (8%) Morocco 2,260 (13%) United States 2,176 (12%) Rest of Europe
2005 Revenues by Geographical Zone (at December 31)
In IFRS (in euros million)
1,148 (6%) Rest of world
1,773 (9%) Morocco 2,414 (12%) United States 1,933 (10%) Rest of Europe
2005 Annual Report — Vivendi Universal     7

1     Key Figures — Simplified Organization Chart
       Key Figures
       Earnings from Operations (at December 31)
       In IFRS (in euros million)
Earnings from Operations (at December 31)
In IFRS (in euros million)
+ 14% + 16%
4 000 3 000 2 000 1 000 0
2004 2005 2004 2005
Comparable basis* As published Universal Music Group 399 480 359 480
Vivendi Universal Games (203) 41 (203) 41
Canal+ Group 187 176 188 203
SFR (a) 2,338 2,422 2,332 2,422
Maroc Telecom 671 762 662 762
Holding & corporate (193) (195) (193) (195)
Non core operations (b) 63 33 88 33
Earnings from operations 3,262 3,719 3,233 3,746

*	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005.

(b)	Including Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
8     2005 Annual Report — Vivendi Universal

Key Figures — Simplified Organization Chart      1
Key Figures
Adjusted Net Income, attributable to equity holders of the parent (at December 31)
In IFRS (in euros million)
2 500
+ 55%
1 875 1 250 625 0

	2004	2005
Adjusted Net Income, attributable to equity holders of the parent (a)	1,338	2,078
Earnings, attributable to equity holders of the parent (at December 31)
In IFRS (in euros million)

	2004	2005
Earnings, attributable to equity holders of the parent	3,767	3,154

(a)	Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit).
2005 Annual Report — Vivendi Universal     9

1     Key Figures — Simplified Organization Chart
       Key Figures
Total Equity (a) / Financial Net Debt (at December 31)
In IFRS (in euros million)
Total Equity (a) / Financial Net Debt (at December 31)
In IFRS (in euros million)
25 000 20 000 15 000 10 000 5 000 0
2004 2005
Total Equity (a) 18,092 21,608
Financial Net Debt 4,724 3,768

(a)	Attributable to equity holders of the parent, including minority interests.

Vivendi Universal considers “financial net debt”, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities (including commitments to purchase minority interests) as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”). A reconciliation of the Consolidated Statement of Financial Position items with this measure is presented in section 5 “Capital resources for 2005 and 2004” of Chapter 4 “Management Board’s Operating and Financial Review and Prospects” .
10     2005 Annual Report — Vivendi Universal

Key Figures — Simplified Organization Chart      1
Key Figures
Headcount by Business Segment (at December 31)
60 000 50 000 40 000 30 000 20 000 10 000 0
2003 2004 2005
Universal Music Group 10,849 9,661 7,915 (g) Vivendi Universal Games 1,985 1,654 2,657 (f) Canal+ Group 4,798 4,275 3,880
Vivendi Universal Entertainment (a) 14,187 0 0
SFR (b) 9,036 9,781 8,033
Maroc Telecom (c) 12,145 12,204 11,251
Others (d) 2,451 331 295
Total 55,451 (e) 37,906 34,031

(a)	Vivendi Universal Entertainment exited Vivendi Universal’s consolidation scope on May 11, 2004.

(b)	Excluding Telecom Développement (728 employees) at December 31, 2003 and excluding fixed-line operations at December 31, 2005.

(c)	Excluding Groupe Mauritel.

(d)	In 2003: VU Net, Vivendi Telecom International (VTI), Corporate and Atica & Scipione. In 2004, VU Net, VTI and Corporate. In 2005: Corporate.

(e)	Excluding Babelsberg Studios.

(f)	Excluding High Moon Studios acquired on December 29, 2005.

(g)	In 2005, UMG sold its manufacturing and distribution facilities in the United States and Germany.
2005 Annual Report — Vivendi Universal     11

1     Key Figures — Simplified Organization Chart
       Key Figures
2003 Headcount by Geographical Zone (at December 31)
6,504 (12%) Europe (excluding France) 18,910 (34%) North America
14,740 (27%) 55,451 France
1,199 (2%) South America
12,776 (23%) Africa-Middle East1,322 (2%) Asia-Pacific
2004 Headcount by Geographical Zone (at December 31)
4,713 (12%) North America
4,667 (12%) Europe (excluding France)336 (2%) South America
14,529 (38%) 37,906 1,409 (4%) France Asia-Pacific
12,252 (32%) Africa-Middle East
2005 Headcount by Geographical Zone (at December 31)
3,210 (9%) Europe (excluding France)4,416 (13%) North America
13,142 (39%) 34,031 345 (1%) France South America 11,418 1,500 (4%)
(34%)
Asia-Pacific Africa-Middle East
12     2005 Annual Report — Vivendi Universal

Key Figures — Simplified Organization Chart     1
Simplified Organization Chart
Simplified Organization Chart (at December 31, 2005)
Vivendi Universal Media Telecommunications
Vivendi
Universal Music NBC Maroc Elektrim Canal+ Group Universal SFR SA
Group (2) Universal (2) Telecom* Telekomunikacja (4) 100% (1) (3) Games (2) 56% 92% / 100% 18.5% / 20% 51% 51% 99% / 100%
Canal+ SA* Neuf Cegetel Mauritel SA PTC 49% 28% 51% 51%
CanalSat
66%
StudioCanal
100%
MultiThématiques
100%
Media Overseas
100%
Cyfra+
75%
The percentages indicated in color correspond to Vivendi Universal’s voting rights if they differ from Vivendi Universal’s stake.
(*) Listed company.
(1) In January 2006, Vivendi Universal, TF1 and M6 signed an agreement to combine the pay-TV activities of Canal+ Group and TPS in France and in French-language territories (see chapter 4 “Management Board’s Operating and Financial Review and Prospects”).
(2) Since February 7, 2006 as a result of the transaction with MEI, Vivendi Universal holds 100% of these companies (see chapter 4 “Management Board’s Operating and Financial Review and Prospects”).
(3) On February 17, 2006, Lagardère, Vivendi Universal and Canal+ Group announced a draft agreement under the terms of which Lagardère would acquire 20% of Canal+ France (see chapter 4 “Management Board’s Operating and Financial Review and Prospects”). Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in pay-TV (100% of CanalSat, Canal+, TPS, Multithématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque).
(4) See chapter 4 “Management Board’s Operating and Financial Review and Prospects – 1.1.4 Elektrim Telekomunikacja situation in 2005”.
2005 Annual Report — Vivendi Universal     13

14     2005 Annual Report — Vivendi Universal

2     Description of the Group and its Businesses — Litigation — Risk Factors

1	Description of the Group	p. 17

	1.1. Strategy	p. 17

	1.2. Highlights	p. 18

	2005	p. 18
	2006	p. 20

	1.3. Financial Communications Policy and Value Creation	p. 21

	1.3.1. Investment Strategy	p. 21
	1.3.2. Financial Communications Policy	p. 21
	1.3.3. Value Creation in 2005	p. 22

	1.4. Human Resources	p. 23

	1.4.1. Employee Share Ownership and Save As You Earn Schemes	p. 23
	1.4.2. Dialog Between Management and Labor	p. 23
	1.4.3. Contribution to the Development of Employment	p. 24
	1.4.4. Equality of Chance	p. 24

	1.5. Insurance	p. 25

2	Description of the Businesses	p. 26

	2.1. Universal Music Group	p. 26

	2.1.1. Recorded Music	p. 26
	2.1.2. Legal Digital Distribution of Music	p. 27
	2.1.3. Music Publishing	p. 27

	2.2. Vivendi Universal Games	p. 28

	2.3. Canal+ Group	p. 29

	2.3.1. French Pay-TV	p. 29
	2.3.2. Films	p. 32
	2.3.3. Other Activities	p. 32

	2.4. SFR	p. 32

	2.4.1. 2005 Performance	p. 32
	2.4.2. Network	p. 33
	2.4.3. Services	p. 33

	2.5. Maroc Telecom	p. 34

	2.5.1. Mobile Telephony	p. 34
	2.5.2. Fixed-line Telephony, Data and Internet	p. 34
	2.5.3. Distribution	p. 35
	2.5.4. Network	p. 35
	2.5.5. Mauritel Group	p. 35

	2.6. NBC Universal	p. 36

3	Seasonality	p. 37

	3.1. Universal Music Group	p. 37

	3.2. Vivendi Universal Games	p. 37

	3.3. Canal+ Group	p. 37

	3.4. SFR	p. 37

	3.5. Maroc Telecom	p. 37

4	Statutory Environment and Possible Dependencies	p. 37

	4.1. Universal Music Group	p. 37

	4.2. Vivendi Universal Games	p. 38

	4.3. Canal+ Group	p. 38

	4.4. SFR	p. 40

	4.4.1. Coverage of Dead Zones	p. 40
	4.4.2. Health and Environment	p. 40

	4.5. Maroc Telecom	p. 41

5	Piracy	p. 42

	5.1. Universal Music Group	p. 42

	5.2. Vivendi Universal Games	p. 43

	5.3. Canal+ Group	p. 43

	5.4. SFR	p. 43

6	Competition	p. 43

	6.1. Universal Music Group	p. 43

	6.2. Vivendi Universal Games	p. 44

	6.3. Canal+ Group	p. 44

	6.4. SFR	p. 44

	6.5. Maroc Telecom	p. 44

	6.5.1. Fixed-Line Telephony	p. 45
	6.5.2. Mobile	p. 45
	6.5.3. Internet	p. 45
2005 Annual Report — Vivendi Universal     15

2     Description of the Group and its Businesses — Litigation — Risk Factors

7	Raw Materials	p. 45

8	Research and Development	p. 46

	8.1. Universal Music Group	p. 46

	8.2. Vivendi Universal Games	p. 46

	8.3. Canal+ Group	p. 46

	8.4. SFR	p. 46

	8.5. Maroc Telecom	p. 46

9	Litigation	p. 47

10	Risk Factors	p. 50
16     2005 Annual Report — Vivendi Universal

Description of the Group and its Businesses — Litigation — Risk Factors       2
Description of the Group
1   Description of the Group
Vivendi Universal is a major player in media and telecommunications with activities in music, interactive games, television, cinema and fixed and mobile telecommunications.
Vivendi Universal holds leading positions in each of its businesses:
•	Universal Music Group (UMG): the world leader in recorded music with one out of every four CDs sold worldwide,

•	Vivendi Universal Games (VU Games): a global developer, publisher and distributor of multi-platform interactive games with more than 5 million paying users,

•	Canal+ Group: the number 1 publisher and distributor of pay-TV in France (Canal+ and CanalSat) with 8.25 million subscriptions and one of the world’s most important film libraries (StudioCanal) with more than 5,000 films,

•	SFR: France’s number 2 mobile telecommunications operator with 17.2 million customers,

•	Maroc Telecom: Morocco’s leading mobile and fixed-line telecommunications operator with 8.8 million mobile customers and 1.34 million fixed lines.
Vivendi Universal also holds 20% of NBC Universal since February 7, 2006 versus 18.5% at December 31, 2005 (see Chapter 4 “Management Board’s Operating and Financial Review and Prospects”). NBC Universal is a major player in media and communications with activities encompassing the production of television programs, the production and distribution of motion pictures, the operation of television broadcasting stations and the operation of theme parks.
1.1. Strategy
Vivendi Universal is strengthening its position in media and telecommunications, two business sectors with growth rates which exceed that of the economy. All of the Group’s businesses—music, interactive games, pay-TV and mobile and fixed-line telephony—are focused on customer satisfaction. The Group’s objective is to enhance its businesses by fostering innovation and creativity while building upon their strong operational compatibility.
The number of distribution platforms continues to grow as does the use of digital technology in mobile, satellite and internet applications. Vivendi Universal is investing in:
•	creating and publishing exclusive content,

•	creating and managing distribution platforms for content and other services aimed at the general public by drawing on its vast expertise in management of subscriber databases, building customer loyalty, marketing and distribution networks,

•	investing in telecom and pay-TV infrastructure and the technological innovations that will lead their development, particularly for mobile telephone and broadband applications.
Vivendi Universal ranks either first or second in nearly all of the markets it serves.
This strategy proved successful in 2005. The distribution of digital music tripled at Universal Music Group. VU Games was hugely successful with World of Warcraft game and completed a number of external growth transactions. Canal+ Group boosted subscriptions and announced the plan to combine Canal+ Group’s French pay-TV activities with those of TPS. SFR’s 3G roll-out and the diversification of mobile services were a success, while Maroc Telecom saw continued strong growth of mobile telephony and ADSL. Vivendi Universal also submitted a bid to acquire a 35% stake in Tunisie Telecom, the historic telecommunications operator in Tunisia.
In 2006, as part of this strategy, Vivendi Universal will focus its efforts on:
•	finalizing both the combination of Canal+ and TPS and the agreement with Lagardère,

•	resolving its differences with Elektrim and Deutsche Telekom in order to assert its rights with regard to its 51% equity stake in Elektrim Telekomunikacja and to eventually increase such stake to 100%,

•	moving further into music publishing, and in certain territories, into the production and distribution of recorded music,

•	completing the tender bid, to make it the operator and 35% shareholder of Tunisia Telecom, provided the financial terms are suitable,

•	ensuring the balanced development of VU Games amongst online, console and mobile games.
There are bright growth prospects for third generation mobile telephony and related services, for pay-TV penetration and the development of downloading and interactive exchanges of content (music, games, film and television) over the internet. Vivendi Universal plans to continue investing in all of its businesses in order to benefit from customer demand for innovative products and services.
2005 Annual Report — Vivendi Universal     17

2     Description of the Group and its Businesses — Litigation — Risk Factors
       Description of the Group
1.2. Highlights
Vivendi Universal was created in December 2000 through the merger of Vivendi, Canal+ and Seagram Ltd.
2005
JANUARY
•	The Canal+ Group and NBC Universal sign an agreement to broadcast films produced by Universal Studios on Canal+.

•	CanalSat (formerly CanalSatellite) hits the 3-million subscription mark. The digital package confirms its rank as number one in satellite television in France.

•	Blizzard’s World of Warcraft, released in November 2004, breaks all previous North American records with over 600,000 active accounts in North America, Australia, South Korea and New Zealand.

•	Vivendi Universal completes the acquisition of 16% of Maroc Telecom, raising its stake in Morocco’s leading telecommunications operator to 51%.
FEBRUARY
•	The Canal+ ADSL offer continues to expand in France, with a roll-out in six new areas (Aix-en-Provence, Amiens, Bordeaux, Lille, Toulon and the French department of Yvelines).

•	Blizzard’s World of Warcraft is successfully released in Europe in fully adapted versions in French, English and German.

•	SFR signs a virtual operator (MVNO) agreement with NRJ Mobile for retail customers and with Futur Telecom for corporate customers.
MARCH
•	VU Games acquires Radical Entertainment, one of the top independent console game developers, which is well known as the creator of successful games, including The Simpsons: Hit & Run and The Hulk.

•	SFR is the first operator to make widely available unlimited free call packages to three selected SFR phone numbers (“Essentiel” and “Evolution Pro”) and a 3G access open to all from the lowest tariff package.

•	Triumph at the Victoires de la Musique (the annual French music awards) for several artists from Universal Music Group’s French labels: Calogero, Daniel Darc and La Grande Sophie. M is the big winner of the evening with four awards.
APRIL
•	Vivendi Universal Shareholders’ Meeting approves the change in the administration of Vivendi Universal to a Management Board and a Supervisory Board.

•	The Canal+ Group strengthens its ADSL television offer, adding another 20 channels. Subscribers to CanalSatDSL through Free and France Telecom have access to 100 channels.

•	Maroc Telecom earns its ISO 9001 version 2000 certification for all its operations.

•	Release of Empire Earth II in the United States, published by Sierra Entertainment (a VU Games Studio), the sequel to the real-time strategy game which was the event of the year when it was released in 2001. This game was an immediate success and received a number of awards, including “PC Game of the Year”.

•	Universal Music Group acquires Michel Sardou’s label Tréma. Founded in 1969 by the French singer, Régis Talar and Jacques Revaux, Tréma is one of the leading French independent labels and distributes Michel Delpech, Catherine Lara, Matmatah and Louise Attaque.
MAY
•	The Canal+ Group is awarded four out of the eight new digital terrestrial television frequencies from the French Audiovisual Council (Conseil Supérieur de l’Audiovisuel, CSA). The channels selected are i>Télé (continuous news channel) for free services and Canal+ Cinéma, Canal+ Sport and Planète for pay services. They join the Canal+ premium channel (pay-channel) selected by the CSA during the previous bidding round.

•	Blizzard Entertainment (a VU Games Studio) acquires Swingin’ Ape Studios. This console game development studio brings an unrivalled team of designers and programmers to Blizzard Entertainment while increasing Blizzard Entertainment’s position in the console games segment.

•	The Canal+ Group and Neuf Telecom continue their partnership in ADSL television. Canal+ Le Bouquet and CanalSatDSL are available on the NeufTV decoder. As a result, Canal+ Group reinforces its presence in different distribution platforms.

•	The new album from Mylène Farmer, Avant que l’Ombre..., is number one in sales in France with over 490,000 copies sold in less than two months (released by Polydor, a Universal Music Group label).
JUNE
•	SFR reaches 100,000 3G customers. This result is testimony to SFR’s policy to make the French 3G market more dynamic. SFR also becomes the first operator to offer 3G access to its prepaid customers.
18     2005 Annual Report – Vivendi Universal

Description of the Group and its Businesses — Litigation — Risk Factors      2
Description of the Group
•	InterActiveCorp (IAC), Vivendi Universal, and General Electric (GE) simplify the organizational and financial structure of Vivendi Universal Entertainment (VUE). As a result, VUE is wholly-owned by NBC Universal. GE continues to hold 80% of NBC Universal, with the remaining 20% controlled by Vivendi Universal.

•	Blizzard’s World of Warcraft is successfully launched in China with Blizzard Entertainment’s partner The9.

•	At the annual MTV Movie Awards, The Chronicles of Riddick: Escape from Butcher Bay from Vivendi Universal Games wins the trophy for the “Best video game based on a film”.

•	Maroc Telecom reaches 7 million mobile customers. With this new threshold, the operator confirms its position as the leader and driving force of mobile telephony in Morocco.
JULY
•	CanalSat and SFR create the first package of television channels for mobile telephones. The package consists of 17 channels accessible 24 hours a day. This offer is a world premiere: for a monthly subscription fee, users equipped with 3G terminals can watch their favorite television programs anywhere at anytime.

•	SFR signs a major strategic agreement with Universal Music Group to distribute music content on 3G mobile phones. Through this agreement, the number one recorded music company in the world offers over 400,000 titles from its French and international catalogs.

•	Once again, the annual survey by the French Telecommunications Regulatory Authority (ARCEP), on the quality of mobile networks in France, ranks SFR first or equal to first in 56 out of the 59 categories studied.
AUGUST
•	Cegetel and the French fixed-line telecommunications and internet services operator Neuf Telecom complete their merger, becoming the leading alternative fixed-line telecommunications operator in France. Both Louis Dreyfus Group and SFR each hold 28% of the capital of the new entity, Neuf Cegetel, the remaining 44% are held by Neuf Telecom’s shareholders.
SEPTEMBER
•	Blizzard’s World of Warcraft exceeds 4 million subscribers, with 1 million paying users in North America, and more than 1.5 million in China, where it was released in June 2005. World of Warcraft continues to hold its position as the world leader in subscription-based Massively Multi-Player Online Role-Playing Games (MMORPG).

•	SFR breaks the bar of 300,000 3G customers, only nine months after rolling out its 3G consumer offer. 3G sales represent close to 40% of Vodafone live! mobile sales.

•	The Canal+ Group launches the first mobile television experiment (DVB-H) in the Paris metropolitan area. This experiment conducted with SFR, Nokia, and TowerCast offers audiovisual and multimedia content to a very large number of users under optimal technical conditions and economic terms.
OCTOBER
•	SFR acquires exclusive 3G mobile broadcast rights for the 2006 FIFA World Cup (from June 9 until July 9, 2006 in Germany) for the French territory. These rights cover all 64 matches of the 2006 FIFA World Cup, including the opening match and the final.

•	With the launch of “Vodafone Passport”, SFR lowers the tariffs for its customers making or receiving phone calls abroad. Through its partnership with Vodafone, SFR can charge the same home tariff for phone calls from Europe to France and 29 other countries.

•	The Canal+ Group launches CanalPlay, the first legal video download service, accessible on the Internet from a PC. The CanalPlay offer is extensive, and offers the best French and foreign films, nine months after their theatrical release.

•	The 3G offer from CanalSat passes the 10,000 subscribers mark. Launched at the end of June exclusively on SFR’s Vodafone live! portal, this offer was substantially expanded with a large number of channels in each of its themes, particularly Canal+ (free-to-air programs only), Planète, CanalJ, i>Télé, France 2 and MCM Pop.
NOVEMBER
•	The Canal+ Group launches its pay-TV offer on DTT. The two plans that are offered are a premium Canal+ Le Bouquet offer, consisting of Canal+, Canal+ Cinéma and Canal+ Sport, and a “mini-pack” with the Planète, Eurosport, Canal J and Paris Première channels.

•	Blizzard’s World of Warcraft is launched in Taiwan, Hong Kong and Macao.

•	The interactive game 50 Cent: Bulletproof is released by VU Games in the United States and in English-speaking countries. The game is based on the life of the Universal Music Group rapper 50 Cent. 50 Cent: Bulletproof contains eight hours of exclusive and original music, with titles featuring 50 Cent, Tony Yayo, Lloyd Banks, and Young Buck, with 13 never-before-released tracks and remixes.

•	VU Games wins six trophies at the Spike TV Video Game Awards. Blizzard’s World of Warcraft walks away with four awards, including the “Best multi-player game”, “Best PC game”, and “Best role-playing game”. 50 Cent: Bulletproof wins an award for “Best original song” (Maybe we crazy), and F.E.A.R. is named “Best first-person shooter game”.
DECEMBER
•	Vivendi Universal, TF1, and M6 announce a draft industrial agreement aimed at combining the French pay-TV activities of the Canal+ Group and TPS into a group controlled by Vivendi Universal. Upon completion of this merger, Vivendi Universal would hold an 85% stake in the new group, and TF1 and M6
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would have stakes of 9.9% and 5.1%, respectively. Although Vivendi Universal’s stake may vary depending upon the outcome of negotiations with Lagardère, Vivendi Universal would in any event, retain control of the new combined entity.

•	Canal+ hits the 5 million subscriptions mark, again confirming its status as the pay-TV leader in France.

•	VU Games completes the purchase of High Moon Studios, an independent interactive game developer. High Moon Studios is the producer of the game Darkwatch. Through this acquisition, VU Games further enhances its position in consoles games.

•	340,000 full tracks of music are downloaded on SFR in the month of December, breaking the bar of one million downloads on January 16, 2006. With a 500,000 title catalog thanks to SFR’s strategic partnerships with major music companies, the SFR Music portal is one of the top 5 legal music download sites in France.

•	Maroc Telecom exceeds 8.8 million mobile telephone customers.

•	SFR reaches 17.2 million customers at year-end 2005 (compared with 15.8 million at year-end 2004), a 9% increase over 2004. SFR remains the leader in terms of net sales on its mobile telephony market for the third consecutive year, with a 39.4% market share for the year 2005. SFR’s share of the mobile telephony market in France increased to 35.8% market share for the year 2005.
2006
JANUARY
•	Vivendi Universal, TF1, and M6 sign an industrial agreement with terms consistent with the announcement made in December 2005. This agreement combines the pay-television activities in France of Canal+ Group and TPS within an entity controlled by Vivendi Universal.

•	Blizzard’s World of Warcraft, the subscription-based massively multi-player online role-playing game, passes the 5.5 million worldwide customers mark. In slightly over one year, World of Warcraft has become the leading MMORPG in the world. At the end of 2006, Blizzard will release the first expansion pack for this game.

•	CanalPlay, Canal Group’s legal video download site, launches its “Kids” offer. With Nickelodeon and Jetix, children can watch the star programs of both catalogs.

•	SFR crosses the symbolic bar of the first million exclusively 3G customers. The operator, which was the first to launch 3G in France in November 2004, had already reached 500,000 3G customers at the end of October, two months ahead of its end-of-year target. SFR is projecting 2.5 million 3G customers at the end of 2006.

•	SFR expands its music offerings with the launch of two totally unprecedented services in France. The “Pass musique illimitée” is the first unlimited music rental package for mobiles in Europe, which provides SFR customers with unlimited access to a music catalog they can download onto their mobiles and listen to as long as they wish. With “SFR Radio DJ”, SFR users can also create their own stations by musical genre while they listen, thus allowing the system to program and subsequently adapt itself to the customer’s musical tastes.
FEBRUARY
•	Vivendi Universal acquires the 7.66% stake in Universal Studios Holding I Corp. (USHI) it does not own for a total of $1,154 million from Matsushita Electric Industrial Co., Ltd.

•	Lagardère, Vivendi Universal, and the Canal+ Group enter into a draft agreement under which Lagardère, already a partner of the Canal+ Group through CanalSat, would join the Canal+ Group, TF1 and M6 in Canal+ France (1), the entity combining the French pay-TV assets of Canal+ and TPS. The new company will be 65%-owned by Canal+Group, 20%-owned by Lagardère, 9.9%-owned by TF1 and 5.1%-owned by M6. Vivendi Universal would have exclusive control of the new company through its stake in Canal+ Group.

•	Following the Amp’d capital increase, Vivendi Universal and Universal Music Group (UMG) increase their stake in Amp’d to 19.9%. Amp’d is a mobile multi-media content aggregator and creator operating through a platform designed for the user interface and a mobile virtual network operator, offering 3G services within the US territory. Vivendi Universal provides music and video clips, mobile phone games, and video programs through its subsidiaries UMG and VU Games, and through NBC Universal.

•	Once again, at the 48th Grammy Award Ceremony, Universal Music Group artists are widely honored, earning a total of 40 awards. U2 (Interscope Records) dominates the ceremony with five awards, including “Album of the year” for “How to dismantle an atomic bomb” and “Song of the Year” for “Sometimes you can’t make it on your own”. Mariah Carey (Island Records) and Kanye West (Roc-A-Fella) earn three awards each.

•	SFR consolidates its position in the 3G market by operating the HSDPA functionality (3G+) on its Saint-Nazaire network to conduct large-scale tests prior to launching the first 3G+ commercial pilots for companies.

(1)	Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in Pay-TV, including 100% of CanalSat, Canal+, TPS, Multithématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque. StudioCanal, the advertising company, PSG and i>Télé, on the one hand, and Cyfra+, on the other hand, are not part of Canal+ France and continue to be respectively held 100% and 75% by Canal+ Group.
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Description of the Group
MARCH
•	The Victoires de la Musique (the annual French music awards) witness the triumph of eight artists from UMG’s French labels: Juliette (Best Female Artist), Zazie (Best Show), LouiseAttaque (Best Pop Rock Album), NoirDésir (Best Music DVD), Souad Massi (Best World Music Album), Arthur H and M (Best Video Clip), Disiz La Peste (Best Rap, Ragga, Hip Hop, R’n’B Album) and Emilie Simon (Best Soundtrack).
1.3. Financial Communications Policy and Value Creation
1.3.1. Investment Strategy
Value creation for shareholders involves a level of indebtedness allowing Vivendi Universal to maintain an Investment Grade at least equal to BBB-, increased profitability of the company’s operations and their consolidation.
Acquisition projects are chosen selectively according to four main criteria:
•	their impact on the growth of adjusted net income per share and the Group’s ability to generate cash,

•	the medium and long-term return on investment,

•	in-depth risk assessment. The risk must be accurately assessed to guarantee that each project provides the best risk/return on investment ratio,

•	reinforcement of the Group’s businesses and their positions as leading content providers and distributors through the development and strengthening of the complementarities of their activities, especially in the digital world.
Within the framework of the Group’s priorities, formal procedures were introduced in 2002 and reinforced since 2003 (see Chapter 3 “Information Concerning the Company — Corporate Governance”).
1.3.2. Financial Communications Policy
The purpose of financial communications is to provide all shareholders with accurate, precise, and sincere information on the Group’s strategy, situation, results, and financial development. It complies with the procedures introduced in connection with the application of French standards (the Financial Security Act), and US standards (the Sarbanes-Oxley Act).
The following documents are made available to shareholders in French and English or provided upon request: annual report, quarterly and half-year financial statements, press releases, financial notifications, required publications, presentation brochure, and sustainable development report.
Shareholders can also visit Vivendi Universal’s website (www.vivendiuniversal.com) and a helpline is available to shareholders and charged at local rates from a fixed-line in France (0811 902 209).
Communications for institutional investors are primarily provided by Vivendi Universal at meetings organized with the main financial markets around the world and through the participation of its executive officers at investor conferences.
The Investor Relations Department, in Paris and New York, maintains permanent relations with analysts at brokerage firms and investment fund managers and analysts. The department provides information on a regular basis to give financial markets a clear understanding of the various events affecting the Group’s current and future performance. This team also manages a financial website updated in real-time, mainly targeted at institutional investors (http://www.vivendiuniversal.com/ir).
In order to comment on the Group’s results and outlook, 63 road shows were organized in 2005. The executive officers of Vivendi Universal took part in 48 days of the road shows, SFR in four, Universal Music Group in four, the Canal+ Group in two, and Maroc Telecom in nine, and a total of 554 institutions attended. These events were followed up by meetings throughout the year with analysts and investors.
The executive officers of Vivendi Universal and its subsidiaries participated in 21 investor conferences.
At the end of 2005, Vivendi Universal began a new series of regional meetings in France with its individual shareholders. The first meeting took place in November 2005 with Jean-Bernard Lévy, Vivendi Universal’s CEO and Chairman of the Management Board. Additional meetings are scheduled throughout 2006.
On January 17, 2006, Vivendi Universal announced its decision to request the voluntarily delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and the termination of its American Depositary Receipt (ADR) program. The rationale for this decision is sound management and cost reduction, considering the very low trading volume of shares on the New York Stock Exchange (less than 5% of the total shares traded in both 2004 and 2005) and the fact that the majority of shares held by US domiciled investors are ordinary shares acquired through the Paris Stock Exchange. This decision should contribute to decrease the volatility of the Vivendi Universal shares. It has been observed that, over a period of four years, the average volatility of a security, traded in both the Paris and New York Financial Exchanges largely exceeds that of a security traded in the Paris market only.
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When appropriate, Vivendi Universal will consider the termination of its US Securities Exchange Act of 1934 reporting obligations. Since US investors constitute a significant part of its shareholders, Vivendi Universal will maintain a close relationship with the US market and will continue to provide quality information to all its shareholders.
1.3.3. Value Creation in 2005
In 2004, Vivendi Universal completed the refocusing plan initiated in 2002. In 2005, the Group focused on improving the performance of its businesses, improving its profitability, as well as on consolidation projects within each of its businesses.
With the recovery of VU Games, all of the Group’s businesses are now profitable and expanding.
Several significant value-creating events occurred during fiscal year 2005:
•	in January 2005, the Group increased its stake in Maroc Telecom from 35% to 51%,

•	Cegetel and Neuf Telecom announced their merger to form the largest alternative fixed-line telecommunications operator in France. This merger was completed in August 2005 and since then, SFR holds a 28% stake in Neuf Cegetel, the company created through the merger. Neuf Cegetel expects to generate positive cash flow in 2007,

•	the termination of the Group’s relationship with InterActiveCorp made it possible to simplify the organization and financial structure of Vivendi Universal Entertainment, which is now entirely held by NBC Universal (in which Vivendi Universal holds a 20% stake since February 2006). This transaction had a positive impact of €194 million for Vivendi Universal, and reduced its commitments,

•	the draft industrial agreement announced at the end of the year, between Vivendi Universal, TF1, and M6, to combine the French pay-TV activities of the Canal+ Group and TPS into a new group controlled by Vivendi Universal, subject to approval by the competition authorities, and in consultation with the French broadcasting supervisory authority (Conseil supérieur de I’audiovisuel - CSA), will create value and contribute to the revitalization and expansion of the French pay-TV market, by offering a more varied and improved range of services and by generating synergies.
The Group’s debt was ten times lower than it was during the first half-year of 2002, amounting to €3.8 billion at December 31, 2005. This financial position makes it possible to contemplate investments in sectors where the Group is active, that will help to increase earnings per share, cash flow, and value, while guaranteeing global dividend distribution to Vivendi Universal shareholders of around 50% of the adjusted net income.
SHARE PRICE
Vivendi Universal is listed on the Eurolist by Euronext™ (Paris) Compartment A (ISIN Code: FR0000127771), as well as on the New York Stock Exchange in the form of American Depositary Shares (symbol: V). On December 31, 2005, the quoted price of the share in Paris was €26.46 (+12.6% since December 31, 2004). This growth is in line with the performance of the Euro Stoxx Media Index (+12.5%) over the same period and better than the performance of the Euro Stoxx Telecommunications Index (-1.8%).
DIVIDEND PER SHARE
A dividend of €0.60 per share was distributed in 2005, relating to fiscal year 2004.
For fiscal year 2005, the payment of a dividend of the amount of €1.00 per share in 2006 (+67%, compared to 2004) represents a total payment of €1.15 billion (compared to €689 million for fiscal year 2004). The dividend distribution is subject to the approval of the Extraordinary and Ordinary Shareholders’ Meeting on April 20, 2006. The dividend payment date for ordinary shares is May 4, 2006. As a result of the timetable linked to Vivendi Universal’s voluntary delisting project from the New York Stock Exchange, the dividend payment date for American Depositary Shares is May 25, 2006.
EXTERNAL MEASUREMENT OF VALUE CREATION
From January 1 to December 31, 2005, the return on investment of a Vivendi Universal share amounted to 15.1%, after taking into account the capital gain and the dividend paid out.
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Description of the Group
1.4.	Human Resources
1.4.1.	Employee Share Ownership and Save As You Earn Schemes
In 2005, the continuing development of employee share ownership within the Vivendi Universal group was encouraged by favorable conditions in the financial markets and of the Vivendi Universal share price. Taking these factors into account, the renewed confidence from employee shareholders can be measured by the significant growth of the results of the share capital increase for the benefit of employees.
Employee saving schemes made good progress in 2005 within the Group’s companies and have become more diversified.
Total amounts paid by the Group’s companies in respect of optional profit-sharing (intéressement), statutory-profit sharing (participation) and additional funding to the Group Savings Scheme (Plan Epargne Groupe — PEG) reached €77.5 million. Total employee savings amounted to €72.3 million, €56.3 million of which were invested in the various PEG funds, the remaining €16 million being allocated by employees to various funds specific to their companies.
The record sum invested in the PEG, resulted both in an increase of the proportion of shares allocated to diversified funds (52%, compared with 42.5% in 2004) and strong growth in savings allocated to employee share ownership.
SHARE CAPITAL INCREASE FOR THE BENEFIT OF EMPLOYEES
As in previous years, a share capital increase for the benefit of employees was carried out in 2005 and offered to employees of Group companies through the PEG. This transaction was approved by the Board of Directors on March 9, 2005, and was successfully completed on July 26th. It brought in savings of €27.2 million, representing an 80% increase compared with the 2004 amount and was multiplied by 2.4 compared to 2003. Pursuant to this transaction, 1,399,097 new shares were issued at a preferential price per share of €19.46 for the benefit of the 5,406 employees who participated in the offer, representing 36% of eligible employees.
REPAYMENTS TO EMPLOYEES WHO PARTICIPATED IN THE “PEGASUS” INTERNATIONAL SAVINGS PLAN
On June 20, 2005, “Pegasus”, the leveraged savings plan for employees outside France reached its scheduled five year maturity. It commenced in June 2000 and received subscriptions from 43,700 employees of the Group (as constituted at that time), in 46 countries.
Despite its complexity due to the large number of countries and companies involved, it produced exceptional profits and 96.5% of the subscribers requested repayment of their assets on its close out.
The plan provided for a guaranteed capital amount in euros, in addition to a guaranteed minimum return of 5% per annum. This performance was even slightly improved upon, as the “Vivendi Growth Fund” (unit trust in euros, supporting the scheme) returned 31.5% over five years, representing an average yield in euros of 5.6% per annum. By virtue of the value of the euro compared to many currencies over the plan’s five-year period, the real profit for many of the employees outside the euro zone was significantly higher.
1.4.2. Dialog Between Management and Labor
In 2005, management and labor relations were improved as a result of a sustained dialog that went beyond the legal and contractual obligations with respect to information and consultation.
At the Group level, the Group Works’ Council, the European authority for dialog between management and labor, and the Works’ Council at the head office were informed of the Group’s strategy, its financial position, its social policy and its main achievements. Discussions were held throughout 2005. The announcement of the proposed merger within the pay-TV sector in France ended the year.
In 2005, a certain number of French companies within the Group began to study the most effective means of promoting employees’ supplementary pension fund savings with the financial support of the company.
Both management and employees participated in this project which obtained its first concrete results in 2005. A collective agreement was signed by Vivendi Universal (the holding company), creating a corporate retirement savings plan (Plan d’ Epargne Retraited ‘Enterprise — PERE) for all holding company employees starting in December 2005. This plan is funded by compulsory contributions made by the company (which include a contribution from the Works’ Council) and by employees, as well as by additional voluntary contributions from the employees. It enables employees to build up a supplementary pension scheme paid in the form of a life annuity which will benefit from a favorable tax treatment.
Current discussions should lead to the creation of similar retirement savings schemes in other companies within the Group in 2006.
To the extent training is a key element in the recruitment of young people and represents an asset for companies, the Group entered into a Training Charter in which it undertakes to take on apprentices and students at all levels in order to enable them to acquire the qualifications required to gain employment.
Along the same lines, Vivendi Universal took part in the signing of the national framework agreement to help young people join the job market through a youth work contract (contrat de
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        Description of the Group
professionnalisation). Due to the variety of skills involved in the different activities of the Group, each entity is responsible for developing its own policy for the training and integration of young people on work experience placements. Each entity within the Group has a considerable number of trainees.
Half of the work placements within the Group involve apprenticeships and half involve youth work contracts. Contracts are generally for a two-year period. Almost all work experience placement contracts within the Group have led to a contract for indeterminate duration (contrat à durée indéterminée), which demonstrates that placements are an effective means of helping young people to gain employment.
The training policy implemented by Vivendi Universal is intended to enable employees to acquire and reinforce the skills they need to achieve their objectives and pursue their professional development. Employees’ requirements regarding training are regularly recorded and are the subject of discussion between management and unions, as well as at each employee’s annual appraisal interview. The proportion of the payroll devoted to training by the Group is in excess of French legal requirements.
One of Vivendi Universal’s priorities in 2005 was occupational safety. The efficiency of the health, safety and working conditions committees, together with the major projects implemented, made it possible to significantly reduce the industrial accident severity rate (3.36 in 2005, compared with 4.46 in 2004). Thus in 2005, the number of employees within the Group who had received safety training increased by 25%, compared to 2004.
In 2005, the Group also undertook the improvement of mobility measures between the different businesses with the help of the “Invivo” program, which is accessible to all employees on the Group’s Intranet and which displays the internal vacancies for each business unit. In addition, regular meetings of the intra-Group mobility network encouraged an ongoing exchange between the business units. By improving the procedure for advertising vacancies and providing a clearer definition of the positions available within the Group, 650 employees were able to take advantage of the measures favoring mobility in 2005, either within their own entity or elsewhere within the Group.
Within the framework of a decentralized organization of labor relations, sustained dialog between labor and management resulted in numerous agreements throughout the Group in the fields of professional training, salaries, employment, safety and mobility.
For example, the merger of Cegetel and Neuf Telecom led to numerous discussions, which were held from the announcement of the project, aimed at facilitating the process of informing and consulting the works’ councils of the two entities. Alongside this process, negotiation was initiated between the management of Cegetel and Neuf Telecom and the unions of both companies, in order to define certain guarantees making it possible to address the social consequences of the creation of Neuf Cegetel.
An agreement was also signed within VU Games, relating to the organization of shift work and, in France, 341 people were recruited by this unit.
A profit-sharing agreement was signed at Canal+, between management and a majority of the labor unions, to enable employees to benefit from the results of their work.
1.4.3. Contribution to the Development of Employment
In conjunction with its authorization to file under the Consolidated Global Profits tax system, Vivendi Universal made a commitment to the French government to contribute to job creation in areas affected by unemployment and industrial restructuring. These commitments are divided into two categories.
The first category relates to the creation of jobs linked to Vivendi Universal’s businesses (through its subsidiary SFR) with the establishment, through subcontractors, of two call centers representing the creation at least 300 jobs by June 2007. At December 31, 2005, Vivendi Universal is ahead of its objectives with the creation of 180 jobs at a call center in Belfort.
The second category relates to a contribution to the creation of jobs (€5 million per annum over a five-year period for the creation of 1,000 jobs in three years and 1,500 jobs in five years) unrelated to Vivendi Universal’s businesses by way of grants aimed at business creation and development. At December 31, 2005, the number of certified jobs’(2)’ reached 561 and Vivendi Universal had granted €5.2 million.
1.4.4. Equality of Chance
In partnership with the French Ministry of Education, Higher Education and Research, and the French Ministry of Employment, Work and Social Cohesion, SFR introduced a program called the “Telecoms Engineer Passport” (Passeport Ingénieur Télécoms), to enable young people schooled in depressed areas to obtain a diploma in telecommunications engineering.
The proposed course involves three phases. First, there is a presentation of the various professions within the telecommunications industry and of the program of studies to second year advanced vocational training certificate (BTS) students. Second, there is a preliminary year during which motivated students have the benefit of a tutor who provides them support and guidance to help them prepare, as well as possible, for the entry examination to a state-run telecommunications engineering school. Third, on admission to

(2)	Certified Jobs — jobs being created following a valid application approved by the relevant commitment committee.
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Description of the Group
such a school, the students receive various forms of help offered by the program, such as an SFR tutor, educational support provided for by the school, an SFR grant of €1,500 per year for students who receive financial aid and the possibility of work experience placements. 145 students are currently involved in this program.
The agreement between SFR and the Ministries was signed for an initial period of three years. With this project, SFR has become the first French company to introduce an equality of chance program in association with the French authorities and the higher education institutes with competitive entrance examinations, aimed at promoting greater social diversity among those able to access the most prestigious and high-level studies and to pursue a career in company management.
1.5. Insurance
Vivendi Universal has a centralized insurance policy for risk coverage applicable to its majority-controlled business activities.
The insurance policies supplement risk prevention procedures and operating processes. Plans for business continuity and backup in the event of a disaster at an individual business activity’s nerve center are also in place as well as environmental protection plans.
Vivendi Universal has subscribed to or renewed the following main insurance coverage in 2005.
DAMAGE AND OPERATING LOSSES
General insurance coverage is in effect for the entire Group with a total global coverage of up to €400 million per claim. This coverage is provided by major global insurance companies (Axa, Ace and Chubb) and insures against damages suffered from fire, flood, natural disasters, terrorism (in accordance with the legislative constraints in each relevant country/state) and operating losses incurred following such events. As a general rule, any claim in excess of €100,000 is covered.
Maroc Telecom joined the Group’s program on January 1, 2006.
PUBLIC LIABILITY
Policies covering third-party operating and product liability are in effect for a total amount of €150 million per annum for the whole Group. This amount supplements the various so-called “first-line” policies taken out directly by subsidiary companies (Universal Music Group, Vivendi Universal Games, Canal+ Group, SFR, etc.) for amounts between 2 and 15 million, either in US dollars or euros, depending upon the individual case. These policies are issued by AIG, Ace and Axa.
INDUSTRIAL ACCIDENTS
Some policies are specific to business activities in the US, in particular those covering industrial accidents, which the employer is required by law to provide. Workers compensation policies, which meet the requirements of the various Federal and State laws, have been issued by AIG.
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        Description of the Businesses
2	Description of the Businesses
For further information regarding the Group’s activities in 2004 and 2005, refer to Chapter 4 “Management Board’s Operating and Financial Review and Prospects”.
2.1.	Universal Music Group
Vivendi Universal’s music business is operated through Universal Music Group (UMG), in which Vivendi Universal holds a 100% interest since February 7, 2006, compared to a 92% interest at December 31, 2005 (see Section 4 “Management Board’s Operating and Financial Review and Prospects—Events occurred since December 31, 2005”). UMG is the largest recorded music company in the world in terms of revenues (according to management estimates for 2005 and the International Federation of the Phonographic Industry (IFPI) for 2004). In 2005, UMG held an estimated 25.6% market share of the global physical music market (according to management estimates), compared with 25.5% in 2004 (source: IFPI). UMG acquires, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 75 countries. UMG also sells and distributes music video, DVD products and licenses recordings. UMG participates in and encourages the distribution of music over the Internet and over cellular, cable and satellite networks by making a significant amount of its content available in a digitized form.
UMG is also active in the music publishing market. UMG acquires rights to musical compositions (as opposed to recordings) in order to license them for use in recordings and related uses, such as in films, advertisements or live performances. According to management estimates, UMG is the number three global music publishing company with over one million owned or administered titles.
The key to UMG’s success has been its ability to consistently identify, attract and retain successful artists and market them effectively. UMG believes this is primarily attributable to:
•	the stability of the management team, which has allowed UMG to have a consistent strategy to respond effectively to industry and social trends and challenges,

•	UMG’s size and strength in marketing and distribution, which builds on itself by attracting established artists,

•	UMG’s large catalog of prior hit releases that provide a stable and profitable revenue stream, accounting for approximately 30% of sales, without significant additional investment,

•	UMG’s diverse array of labels in the major markets and local representation across the globe that complement each other through their focus on different genres, sub-genres, music segments and thereby mitigate the effect of changes in consumer tastes,

•	multi-album and multi-year contracts, which secure long-term relationships with some of the most important artists and talent finders in the industry.
2.1.1. Recorded Music
UMG’s recorded music business is the largest in the world with particularly strong positions in the important North American and European markets, which together account for nearly three quarters of global sales.
UMG’s major recording labels include popular music labels Island Def Jam Music Group, Interscope A&M Records, Geffen Records, Lost Highway Records, MCA Nashville, Mercury Nashville, Mercury Records, Polydor and Universal Motown Records Group; classical labels Decca, Deutsche Grammophon and Philips; and jazz labels Verve and Impulse! Records.
Best-selling albums in 2005 were new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson, in addition to very strong carryover sales from Gwen Stefani. Other best-sellers included debut releases from The Game, The Pussycat Dolls, Fallout Boy, Akon and the UK’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi.
Sales from prior releases account for a significant and stable part of UMG’s recorded music revenues each year. UMG owns the largest catalog of recorded music in the world with performers from the US, the UK and around the world including ABBA, Louis Armstrong, Bee Gees, Chuck Berry, James Brown, The Carpenters, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Def Leppard, Dire Straits, Ella Fitzgerald, The Four Tops, Marvin Gaye, Johnny Hallyday, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, The Jam, Elton John, Herbert von Karajan, Kiss, Andrew Lloyd Webber, Lynyrd Skynyrd, The Mamas & The Papas, Bob Marley, Van Morrison, Nirvana, Luciano Pavarotti, Tom Petty, Edith Piaf, The Police, Smokey Robinson, The Rolling Stones, Diana Ross & The Supremes, Michel Sardou, Cat Stevens, Rod Stewart, Caetano Veloso, Muddy Waters, Barry White, Hank Williams and The Who.
UMG markets its recordings and artists through advertising and exposure in magazines, on radio and TV, via the Internet and through other media and point-of-sale material. Public appearances and performances are also important elements in the marketing process.
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Description of the Businesses
UMG coordinates television and radio appearances and may provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are determined centrally.
Following the sale in May 2005 of UMG’s manufacturing and distribution facilities in the United States and Germany to Glenayre Technologies, the parent company of Entertainment Distribution Corporation (EDC), UMG has outsourced the bulk of such facilities to third parties or joint ventures with other record companies. UMG retains distribution facilities in the UK and France and the properties housing the manufacturing and distribution facilities in Germany sold to EDC. UMG generally leases office buildings although a small number are owned.
2.1.2. Legal Digital Distribution of Music
Legal digital distribution of music continued to increase in 2005, evolving into a significant revenue stream. Revenue growth was driven by several factors, including:
•	growth of download and subscription offerings in the US,

•	expansion of download offerings in Europe and Japan,

•	worldwide growth of mobile offerings with particularly strong growth in the US,

•	the monetization of online music video streaming and downloads.
US retail sales of UMG’s digital downloads surpassed the 200 million mark in 2005, an almost three-fold increase over the prior year. This growth was driven by Apple’s iTunes and to a lesser extent, other US digital download retailers such as Napster, Real Networks and Wal-Mart.
Outside the US, with over 44 million downloads in 2005, digital download revenue grew significantly, spurred mainly by growth in Japan and Europe. Growth in European downloads was driven primarily by iTunes and Napster, though local services such as OD2 and Germany’s T-Online also contributed. Download growth in Japan was due to the highly successful launch of iTunes as well as mobile Over-The-Air (OTA) downloads through LabelMobile.
US mobile revenue became a significant revenue stream in 2005, carried by strong sales of mastertone products. UMG sold over 48 million mastertones in the US in 2005, a 380% increase over the 2004 total. Mobile revenue outside the US continued to grow briskly, nearly doubling in 2005.
In 2005, UMG began to generate significant revenue from the online exploitation of its music video assets. UMG led the industry in establishing a business model in which rights holders and artists are paid for free-to-consumer video streams viewed within portals such as Yahoo!, AOL and MSN. Additionally, Apple’s iTunes began selling video downloads for $1.99 each. UMG sold well over 1 million music video downloads in the US in less than 3 months, accounting for nearly half of all iTunes’ music video sales. Outside the US, revenue streams from video (outside of mobile) are less significant, but should increase in 2006 with additional streaming revenue and the continued expansion of download offerings.
In 2005, UMG maintained its leadership position in digital distribution primarily due to the fact that UMG offers the largest digital distribution catalog, delivers new content to digital retailers upon release in the format of the retailers’ choice through UMG’s proprietary digital distribution infrastructure and collaborates with digital retailers to promote its products. UMG continues to innovate by improving its download offerings with, among other enhancements, digital CD booklet artwork, more flexible pricing and other premium and promotional offerings.
In 2006, UMG anticipates continued growth in the download market due to strong sales of digital music players (particularly iPods), increased penetration of broadband and the emergence of new digital retail partners such as MTV. Sales of portable devices should also lead to growth in the subscription market as technology that allows “rented” downloads to be transferred to compatible portable devices improves and gains device penetration.
Video downloads and free-to-consumer video streaming will continue to be an important new source of revenue and adsupported models should emerge for free-to-consumer audio as well. Additionally, mobile revenue should benefit from strong growth in mastertone sales in the US and outside the US, the continued expansion of the ringback-tones market in the US and additional territories internationally, and the rollout of mobile broadband networks in the US, enabling greater consumption of mobile music entertainment products such as OTA audio and video downloads, video ringers and video streams. Across all product categories, UMG will seek to maximize revenue by making more content available and introducing new digital products and bundles.
2.1.3. Music Publishing
Music publishing involves the acquisition of the rights to and the licensing of musical compositions (as opposed to recordings). UMG enters into agreements with composers and authors of musical compositions for the purpose of acquiring an interest in the underlying copyright so that the compositions may be licensed for use in sound recordings, films, videos, commercials and by way of live performances and broadcasting. UMG also licenses compositions for use in printed sheet music and song folios. UMG generally seeks to acquire rights, but also administers musical compositions on behalf of third-party owners such as other music publishers, composers and authors who have retained or re-acquired rights.
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UMG’s publishing catalog includes more than one million titles that are owned or administered, including some of the world’s most popular songs, such as “American Pie”, “Strangers in the Night”, “Girl from Ipanema”, “Good Vibrations”, “I Want to Hold Your Hand”, “Candle in the Wind”, “I Will Survive” and “Sitting on the Dock of the Bay”, among many others. Among the significant artists and songwriters represented are ABBA, Avril Lavigne, 50 Cent, The Beach Boys, Mary J. Blige, Jon Bon Jovi, The Corrs, Gloria Estefan, No Doubt, Prince, Michel Sardou, Paul Simon, Andre Rieu, ShaniaTwain, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and Henry Mancini. In 2005, UMG concluded two separate deals to administer the remaining copyrights attributable to the esteemed songwriting team of Elton John and Bernie Taupin (UMG already owned certain other rights pursuant to a prior acquisition). Other new deals in 2005 included Mark Batson, Maximo Park, The Bravery, Ciara, Rock Music Publishing, Wolfmother,lris Gruttmann (Schnappi), Chamillionaire, The D.O.C. and Wind-Up Entertainment.
2.2. Vivendi Universal Games
Vivendi Universal Games (VU Games) is a global developer, publisher and distributor of multi-platform interactive entertainment. It is the leader in the subscription-based Massively Multi-Player Online Role-Playing Games (MMORPG) category and also holds leading market positions in PC and console games. The company’s development studios and publishing labels include Blizzard Entertainment, Sierra Entertainment, Radical Entertainment, Massive Entertainment, Swordfish Studios and High Moon Studios.
VU Games’ library contains over 700 titles, many of which were developed in-house and for which VU Games holds intellectual property rights, including Warcraft, StarCraft, Diablo and World of Warcraft, each from Blizzard Entertainment, Crash Bandicoot, Spyro the Dragon, Empire Earth, Leisure Suit Larry, Ground Control and Tribes. VU Games also maintains commercial relations with strategic partners such as NBC Universal and 20th Century Fox. In 2005, Sierra signed an exclusive global agreement to publish games based on the literary works of Robert Ludlum, whose books have sold more than 290 million copies worldwide and spawned the theatrical box office hits with The Bourne Identity and The Bourne Supremacy. Top selling titles in 2005 included Blizzard’s World of Warcraft and Sierra’s 50 Cent: Bulletproof, Crash Tag Team Racing, Robots and F.E.A.R. VU Games owns five global development studios which create online, PC and console games for the company’s owned intellectual properties and licensed content. VU Games’ world-renowned development studio, Blizzard Entertainment, is best known for its Warcraft, StarCraft and Diablo franchises.
Blizzard’s World of Warcraft is the world’s most popular game in the MMORPG category. Either directly or in cooperation with local partners, Blizzard Entertainment has managed to deploy the game in over six countries within 12 months, and set up in all regions the appropriate in-game support service to the users. At the end of 2005, World of Warcraft had more than five million users. Blizzard Entertainment’s track record includes nine number one selling games and multiple “Game of the Year” awards. Its free Internet gaming service, Battle.net, also reigns as the largest in the world, with millions of active users. In May 2005, Blizzard Entertainment acquired Swingin’ Ape studios, now renamed Blizzard Console.
In October 2005, VU Games sold Coktel, its studio specialized in educational games.
During fiscal year 2005, Sierra strengthened its internal development capabilities through the acquisition of three independent studios. In March 2005, Sierra completed the purchase of Radical Entertainment, based in Vancouver, Canada, which developed VU Games’ critically acclaimed 2005 release The Incredible Hulk: Ultimate Destruction and the commercially successful The Simpsons: Hit & Run, which VU Games released in 2003. In June 2005, Sierra acquired UK-based Swordfish Studios, which was named “Developer of the Year” in 2004, by The Independent Game Developers Association.
In December 2005, Sierra purchased High Moon Studios, based in Carlsbad, CA. Sierra also owns Massive Entertainment, creator of the Ground Control PC franchise which established the studio as atop developer in the real time strategy genre.
VU Games is also intensifying its development efforts for the next generation of consoles from Sony, Microsoft and Nintendo. VU Games’ newly acquired studios have diversified the company’s internal development competencies and all of them are well positioned to develop the next generation titles in the coming years. High Moon and Swordfish studios use Unreal 3 technology, licensed in 2005 by VU Games, as the basis for their engine, while Radical Entertainment will be transitioning its proprietary engine to the next generation.
In the subscription-based MMORPG games market, Blizzard’s World of Warcraft will continue to expand its customer base with its expansion pack, World of Warcraft: The Burning Crusade and additional content patches bringing attractive new features throughout the year.
The 2006 PC and console product line-up includes StarCraft: Ghost from Blizzard Entertainment and Sierra titles such as Scarface: The World is Yours, Ice Age II, Caesar IV, Empire Earth II: The Art of Supremacy and SWAT4: The Stetchkov Syndicate. VU Games will release titles for the next generation of consoles starting late 2006 and continuing in 2007 more prominently.
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VU Games also has a new mobile division, VU Games Mobile, which was launched in 2005 and will begin publishing and distributing games through mobile carriers and portals in 2006.
In the US, VU Games operates an assembling and distribution facility which it leases in Fresno, CA. All property and equipment in the building are owned by VU Games. In Europe and Australia, VU Games uses external partners for manufacturing and physical distribution. VU Games leases its offices (major offices are located in Los Angeles, CA, Irvine, CA, Seoul, South Korea, and Vélizy and Meudon, France).
2.3. Canal+ Group
The Canal+ Group develops its business activities in two main sectors:
• the programming and production of pay-TV channels, including premium channels (Canal+Le Bouquet) and specialized channels (Sport +, i>Télé, the CinéCinéma channels, the Planéte channels, Jimmy, Seasons, Comédie ! and Cuisine TV),
• distribution of premium and multi-channel services (CanalSat) in France via analog and digital terrestrial networks, and satellite networks. The services provided by the Canal+ Group are also available via cable TV, ADSL TV and 3G mobile telephony. The Canal+ and CanalSat packages are marketed outside mainland France by its subsidiary, Media Overseas.
The Canal+ Group is also involved in producing and distributing films through its subsidiary StudioCanal.
The Canal+ Group is a wholly-owned subsidiary of Vivendi Universal and includes Canal+ SA (which holds the license to broadcast the premium channel), in which it has a 49% stake and CanalSat (formerly CanalSatellite), in which it has a 66% stake.
On January 6, 2006, after consultation with employee representatives, Vivendi Universal, TF1 and M6 signed an industrial agreement aimed at bringing together the French pay-TV activities of the Canal+ Group and TPS in a company controlled by Vivendi Universal. After this merger, Vivendi Universal will have an 85% stake in the new company, while TF1 and M6 will have stakes of 9.9% and 5.1%, respectively. This draft industrial agreement is subject to the approval of the French antitrust authorities. The French Broadcasting Authority (Conseil Supérieur de I’Audiovisuel, CSA) must also be notified of the transaction.
On February 17, 2006, Lagardère, Vivendi Universal and the Canal+ Group entered into a draft agreement under which terms Lagardere, already a partner of the Canal+ Group through CanalSat, would join Canal+ Group, TF1 and M6 in Canal+France (1) (the new company combining the French pay-TV assets of Canal+ and TPS). The new company will be owned by Canal+Group (65%), Lagardere (20%), TF1 (9.9%) and M6 (5.1%). Vivendi Universal would have exclusive control of the new company through Canal+ Group. This draft agreement was submitted to consultation with the relevant labor relations and employee representatives committees. It is subject to the approval of the CSA and the antitrust authorities. The objective is that the new company, which will, in particular, hold 100% of CanalSat and TPS, be put into place during the third quarter of 2006.
The new company will be a major player in the French audiovisual market, in a position to face the emerging competitive environment linked to the appearance of new players, in particular cable and internet operators. It will reinvigorate and broaden the French television market, offering consumers a richer, more diversified and attractive products.
2.3.1. French Pay-TV
2.3.1.1. PROGRAMMING ACTIVITIES
With Canal+ and about twenty theme channels, the Canal+ Group is a major player in the field of programming channels that combine exclusive rights, quality and variety to give maximum satisfaction to subscribers.
The Premium Channel Canal+
Canal+ has been a pioneer in the field of pay-TV since 1984. It is available via terrestrial, satellite, cable and ADSL networks, and since November 2005, via digital terrestrial television (DTT). Since March 5, 2005, the digital subscribers of Canal+ receive Canal+ Le Bouquet, which offers premium content channels built around Canal+ (Canal+ Cinéma, Canal+ Sport, Canal+ Décalé, each with their own identity and programs, and Canal+ Hi- Tech). Canal+ is the first premium multi-channel service in France. Since November 2004, Canal+ has been the only French channel to broadcast films in Dolby Digital 5.1 on its dedicated 16:9 format channel.
Canal+ is a premium general-interest channel. It offers a unique style of programming, with recent and exclusive film broadcast, sports, news, documentaries, French and foreign drama and original entertainment programs.

(1)	Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in Pay-TV, including 100% of CanalSat, Canal+, TPS, Multithematiques, MediaOverseas, Sport+, Canal+ Active and Kiosque. StudioCanal, the advertising company, PSG and i> Télé, on the one hand, and Cyfra+, on the other hand, are not part of Canal+ France and continue to be respectively held 100% and 75% by Canal+ Group.
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Canal+, the movie channel, broadcasts 430 films each year 300 of which are new releases. Canal+ offers subscribers all types of films, as well as exclusive coverage of the major events in the Seventh Art (Cannes, César, Oscars...). In 2005, Canal+ devoted more than €135 million to the acquisition of French-language films. Canal+ holds exclusive rights to broadcast new releases for several major motion picture studios including 20th Century Fox, NBC Universal, Sony/ Columbia and DreamWorks. Canal+ also has exclusive rights to broadcast new releases of feature films by the animated film studios Walt Disney and Pixar. In January 2005, Canal+ renewed its agreement with Luc Besson’s company, EuropaCorp, for a three-year period.
On May 16, 2004, Canal+ and the French professional film organizations signed an agreement guaranteeing a stronger partnership with the world of cinema and a greater range of films for Canal+ subscribers. This agreement (see Section “Statutory Environment and Possible Dependencies” of this Chapter 2) came into effect on January 1, 2005, for a five-year period.
Canal+ has developed expertise in sports coverage, characterized in particular by exclusive rights, the absence of commercial breaks, sufficient airtime to be able to offer pre-match, half-time and post-match items, accurate and relevant commentary with well-known commentators and high quality production methods with original camera positions and technical innovation.
On December 10, 2004, the French Football League granted the Canal+ Group exclusive coverage rights of all League 1 matches for the 2005-2008 seasons. This agreement came into effect in July 2005, with the beginning of the League 1 season. On each day of the League 1 championship, subscribers to Canal+ Group services can follow all of the matches (10 matches in all, and a magazine program on Canal+, Canal+Sport and Foot+), with an improved on-demand payment service. In particular “Zapfoot”, this service offers viewers live coverage of all of the evening’s goals and is available via satellite (CanalSat) and ADSL (on Ma Ligne TV, following the signing of an exclusive distribution agreement with France Telecom).
On December 31, 2005, Canal+ had 5.06 million subscriptions (collective and individual subscriptions, in France and in French overseas departments and territories), a net increase of more than 105,000, compared with 2004. Over the year, the channel posted its best sales since 1987, with a total of 640,000 new subscriptions. The churn rate stood at 11.4%.
Theme Channels
The Canal+ Group programs a total of 17 theme channéls mainly intended for the French market. These channels cover leading themes, including films (seven Cinécinéma channels), sport (Sport+), news (i>Télé), documentaries (four Planéte channels), entertainment (Comédie!), lifestyle (Cuisine TV, Seasons) and series (Jimmy).
On January 3, 2005, the Lagardére and Canal+ groups signed an agreement whereby the Lagardére group transferred all of its interest in MultiThématiques to the Canal+ Group in exchange for the transfer of all of Canal+ Group’s minority interest in Lagardére Thématiques to Lagardere. The Canal+ Group now has a 100% stake in MultiThématiques and its subsidiaries and no longer has any interest in Lagardére Thématiques or its subsidiaries.
2.3.1.2. DISTRIBUTION ACTIVITIES
CanalSat
The Canal+ Group has a 66% stake in CanalSat (formerly CanalSatellite), the leading digital package of theme channels in France. As the leading digital service provider, it had almost 3.2 million subscriptions by the end of 2005, a net increase of almost 205,000 subscriptions, compared to the end of 2004. Over the year, CanalSat gained over 480,000 new subscribers (+8% compared to 2004), while maintaining its churn rate at a level slightly below 10%.
CanalSat offers a range of over 280 channels and services, 55 of which are satellite exclusives. CanalSat has a multi-platform strategy: in addition to satellite and ADSL services, CanalSat launched a package of channels specially designed for 3G telephones which is broadcast on SFR’s network since June 2005, and in November 2005, CanalSat introduced “Minipack CanalSat” on the pay DTT service.
In September 2005, CanalSat broadened its commercial offer with new types of subscriptions and a wider price range. Regarding programs, CanalSat introduced 14 new channels, including exclusive satellite broadcasting of Discovery Real Time, the lifestyle channel that is the first of its kind in the CanalSat package, FOXIife, the channel for everyday heroes who live life to the fullest and Sci Fi, the channel for science fiction lovers. The new channels also include channels and services for children with Adibou TV and Nickelodeon, adult channels with Private Gold and Playboy TV, as well as two new music channels specially designed for France, MTV Pulse and MTV Idol. CanalSat also offers its subscribers new technology with the Mediasat+, a new receiver offering reception of satellite channels, as well as all of the free digital quality DTT channels (including TF1 and M6).
Media Overseas
Media Overseas is a wholly-owned subsidiary of the Canal+ Group, and is the operator of Canal+ and of the CanalSat package in French overseas departments and territories. Media Overseas is the only French overseas network and directly operates four satellite platforms (Africa, Caribbean, Indian Ocean and Pacific), in which it is the majority shareholder, covering 500 million people in the world and two-thirds of all French-speaking countries. Media Overseas also manages Cyfra+, the Polish platform of the Canal+ Group.
By developing packages of channels in French for direct satellite reception, Media Overseas continues to fulfill its mission to promote French language and culture abroad.
At the end of 2005, Media Overseas had a total of 660,000 active subscriptions in the French overseas departments and territories and in Africa.
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Cyfra+ (Poland)
The Canal+ Group is a major player in pay-TV in Poland through its activities as programmer of the Canal+ premium package, which celebrated its 10th anniversary in 2005. The Canal+ Group also programs specialized channels and operates the Cyfra+ digital platform.
Cyfra+ offers subscribers 81 television and radio channels, 63 of which are in Polish, as well as approximately one hundred additional channels available free-to-air via satellite. It is by far the leading platform in Poland with close to 800,000 subscribers.
The Canal+ Group has a 49% stake in the activities of Cyfra+ in Poland, and has a 100% stake in Polcom which, in turn, holds a 26% stake in Cyfra+.
ADSL TV
The Canal+ Group began television broadcasting via ADSL in the first quarter of 2004, to make its services available to a greater number of homes, especially in the center of large cities. The Group’s packages Canal+ Le Bouquet and CanalSat (100 channels and services) have been made available with Neuf Cegetel, formerly Neuf Telecom (since March 2004), France Telecom (since the end of June 2004) and Free (since November 2004). The Canal+ Group had over 200,000 ADSL subscriptions at year-end 2005.
Digital Terrestrial Television (DTT)
In May 2005, the French broadcasting supervisory body (Conseil supérieur de I’audiovisuel — CSA) granted the Canal+ Group four new DTT authorizations, in addition to the authorization already held for the channel Canal+.
Since November 2005, Canal+ Group’s offer includes two pay-TV packages. The first package comprises Canal+, Canal+Cinéma and Canal+Sport and is the only premium multi-channel package that is immediately accessible via a plug-and-play receiver. The second package comprises Planéte, Canal J, Eurosport and Paris Premiére, and represents a low-cost service of additional specialized channels. In addition, on October 15, 2005, the Canal+ Group launched i>Télé on DTT, the first free-to-air continuous general-interest news channel.
Mobile TV
On June 29, 2005, the Canal+ Group launched a package of CanalSat channels for SFR’s 3G subscribers. This package offers channels that can be viewed live, including Canal+ (free-to-air programs only), as well as channels covering the main themes within television broadcasting, including young people (Canal J, Jetix, etc.), discovery and lifestyle (Discovery, Planéte, etc.), entertainment (Comedie!), music (MCM pop, etc.), news (i>Télé, etc.), films (Cinécinéma Info), French public service channels (France 2, France 3 etc.) and sport (L’Equipe TV). As at December 31, 2005, the service had close to 20,000 subscribers.
On October 27, 2005, Canal+Orange Vidéo, a service available on the Orange World portal, was launched. This mobile multimedia service is based on the content of the Canal+ channel, focusing on the five themes of film, sport, comedy, news and adult content. For each theme, this service offers videos adapted to telephone reception that are accessible simply on selection from the Orange World Video homepage. The programs include Les Guignols de I’info, 7 jours au Groland, Jour de cinéma, Ligue 1 and Top 14.
In September 2005, the Canal+ Group, leading a consortium that also included Nokia, SFR and Towercast, launched an experimental mobile TV project within Paris and its suburbs using the DVB-H standard, among 500 subscribers (including 250 Canal + subscribers). This initial experimental project was authorized by the CSA on September 13, 2005, and in addition to verifying technical solutions, is intended to determine the habits of mobile TV viewers. For this purpose, a package of channels and services on varied themes are available as part of this experimental project including Canal+, i>Télé, Planéte, Sport+, France3, France3, MCM and NRJ 12.
Legal Downloading of Video and Video-On-Demand
On October 12, 2005, the Canal+ Group launched CanalPlay, its legal video downloading service. Accessible via a PC, www.canalplay.com offers a large variety of videos available for download. CanalPlay has a library of close to 1,000 videos, including recent films and older films, and since December 20th, offers videos for young people, in particular with the catalogs of Nickelodeon and Jetix. It allows viewers to watch what they want, when they want and where they want.
The service makes it possible to watch the video almost instantly before the end of downloading by means of progressive downloading, or to watch the video later on, on the move (on a PC) using the downloaded copy. Users have one month to watch the video in a 24-hour window that begins with the start of viewing. For videos for young viewers, users can watch the video as many times as they wish during a one-month period. In December, CanalPlay also became available as part of French telecommunications operator Free’s ADSL TV package. Also in December, an interprofessional memorandum of understanding on films and video-on-demand was signed (see Section “Statutory Environment and Possible Dependencies” of this Chapter 2).
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        Description of the Businesses
2.3.2. Films
StudioCanal, a wholly-owned subsidiary of the Canal+ Group, is a major player in France and in Europe in the financing, acquisition and distribution of motion pictures. Alongside Canal+, StudioCanal is one of the main partners of the French film industry, through its financial involvement in co-productions and in the provision of guaranteed minima for the distribution of films. StudioCanal has a library of over 5,000 French, English and American films, such as Basic Instinct, Les Bronzés, The Pianist and Podium. Some rights are held by StudioCanal for the whole world, others are limited to Europe or France.
In 2005, two StudioCanal films were among the 10 biggest box office hits in France: Million Dollar Baby with ticket sales totaling 3,200,000 and The Russian Dolls with ticket sales totaling 2,860,000. These films also achieved very high DVD sales, each selling over 400,000 copies. This performance, together with that of comedy DVDs such as De Caunes/Garcia 2, once again put StudioCanal into the lead for end-of-year video sales.
In 2005, StudioCanal signed an agreement with the film producer John Woo and his company for the co-production of remakes of motion pictures which are part of StudioCanal’s library and signed a contract with Universal Studios to distribute its films outside the US on video and television.
2.3.3. Other Activities
TheCanal+ Group has a 100% stake in Paris Saint-Germain (PSG), one of the leading French football clubs and the only League 1 club based in Paris.
2.4. SFR
SFR was created in 1987 and is the second largest telecommunications operator in France, with 17.2 million customers as at December 31, 2005(3). Vivendi Universal has a 56% stake in SFR, while Vodafone holds a 44% stake (the 0.3 % interest held by minority shareholders was bought back by SFR in August 2005 and the corresponding securities were cancelled by SFR in accordance with regulations).
SFR offers mobile telephony services on a subscription basis (postpaid basis) and via phone cards (pre-paid basis), with or without a terminal, as well as mobile multimedia services (broadcasting of pictures and sound) and data transmission for individuals, professionals and corporate customers in metropolitan France, as well as in Réunion and Mayotte through its wholly-owned subsidiary, Société Réunionnaise du Radiotéléphone (SRR).
SFR is also present in fixed-line telecommunications (voice, data transmission and broadband Internet access) through its 28% interest in Neuf Cegetel. SFR’s stake in Cegetel S.A.S. was sold to Neuf Telecom in August 2005, in exchange for a 28% stake in Neuf Telecom. The newly-formed entity, Neuf Cegetel, is the second largest fixed-line telecommunications operator in France, and is the leading alternative operator within the markets for the general public and for professionals, corporate customers and operators. Neuf Cegetel markets its services under two brands, Neuf Telecom and Cegetel. At the end of 2005, Neuf Cegetel had close to 1.2 million customers for its ADSL Internet services.
2.4.1. 2005 Performance(4)
The mobile phone market continued to grow in France, with an increase in the mobile phone customer base, of 3.5 million (an annual growth of 7.9%). The number of mobile customers in France totaled 48 million at year-end 2005. The market penetration rate increased from 73.9% to 79.7%.
In 2005, the French market experienced strong competition, characterized, on the one hand, by the entry of eight Mobile Virtual Network Operators (MVNO) and, on the other hand, by the steady development of third generation (3G) mobile services, SFR and Orange having implemented UMTS services over the French territory.
SFR benefited from this activity with 1.38 million new customers over the year bringing its total customer base to 17.2 million (a 9% increase compared with 2004). For the third consecutive year, SFR was the leader within its market in terms of net sales, with a market share of 39.4%. In 2005, SFR’s market share in the mobile phone market in France increased to reach 35.8%, compared with 35.5% in 2004 and 35.3% in 2003.
SFR’s Average Revenue Per User (ARPU) remained stable at €429 in 2005, in spite of a 16.3% reduction of the regulated call termination tariffs introduced on January 1, 2005.
This performance illustrates the success of SFR’s offerings that aim both to increase the use of voice calls on the mobile network, and to develop new services, mainly involving TV/Video and music. In this context, three elements were decisive:

(3)	Excluding customers on behalf of third parties.

(4)	Source: Autorité de régulation des communications électroniques et des postes (ARCEP) and SFR estimates.
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•	SFR’s investment strategy in its own telecommunications networks, and in particular, in its UTMS network. This enables SFR to meet the diversification of customer needs through a significant increase of available capacities for voice calls and data transfer,

•	multiple initiatives aimed at boosting the French market, including: 3G access regardless of the plan chosen (subscription, pre-paid or rechargeable blocked accounts), from the lowest monthly subscription rate at €22 and the cheapest pre-paid card at €10, and the significant decrease in the price of 3G handsets,

•	a strong commercial presence throughout France with 5,000 outlets.
2.4.2. Network
SFR’s mobile phone services operate on the GSM/GPRS network, the international standard for mobile communications systems and the leading digital standard in Europe, or on the UMTS network.
At year-end 2005, SFR’s network covered 98% of the French population and 87% of French territory via GSM/GPRS. The UMTS (3rd generation mobile telephony—3G) network covers 60% of the population. UMTS coverage is expected to increase in 2006, thanks to a significant investment program in this technology planned throughout 2006. Since 2005, SFR has also been preparing the introduction of the new HSDPA functionality (3G+) on its 3G network. The first HSDPA commercial pilots for corporate customers will be launched in March 2006.
In addition, SFR decided to improve its GSM/GPRS coverage by implementing the Enhanced Data for Global Evolution (EDGE) standard in areas which are not covered by the UMTS network, in order to offer its corporate customers higher levels of communication output than those provided by the GSM/GPRS network.
The priority given to the quality of customer services is reflected in the quality and customer satisfaction surveys conducted by the ARCEP. SFR was ranked in first or equal to first position 56 times, based on the criteria taken into account by the ARCEP in its 2004/2005 annual audit of the quality of mobile telecommunications networks in France. SFR is the only operator to have achieved this ranking for two consecutive years.
The conditions for renewal of SFR’s GSM license (which expires on March 25, 2006) were specified by the French authorities in the first quarter of 2004. After that date and for a period of 15 years thereafter, mobile operators must pay an annual charge comprising a fixed amount of €25 million and a variable amount of 1% of the corresponding turnover.
In 2001, SFR was granted a 20-year UMTS license by the French State, in return for the payment of €619 million, paid in a single payment in September 2001 and an annual fee equal to 1% of the future turnover generated by this 3rd generation network.
2.4.3. Services
In 2005, SFR’s voice usage per user increased by 10.5%, compared to 2004, bringing the monthly average for the length of communications to 296 minutes. This strong growth is, in part, the result of the launch of new offers in April 2005, including unlimited communications to three other SFR customers, which contributed to significantly decrease the price per minute paid by customers.
For “non-voice” communications, 2005 showed a strong increase in the number of 3G customers and associated services, including video teleconferencing, downloading of music and access to video and television.
SFR passed the one million exclusively 3G customer threshold at year-end 2005, largely exceeding its objective of 500,000 customers.
The SFR music portal has a music catalog comprising 500,000 titles, owing to strategic agreements with the major record companies. It is one of the top 5 leading legal platforms for downloading music in France, with 830,000 downloads in 2005, and passed the one million download mark on January 16,2006. The TV/Video service for SFR mobile phones offers 54 channels (including the 26 channels of the CanalSat package that had close to 20,000 customers at the end of December 2005) and more than 60 video programs, including 1.2 million TV/Video sessions in December, for a total of 4.3 million TV/Video sessions in 2005. The use of video teleconferencing also expanded in 2005, with almost 2 million video teleconferences held on the SFR network by year-end 2005.
At year-end 2005, SFR totaled 4.8 million Vodafone live! customers, compared with 2.2 million at the end of 2004. In addition, in the number of text messages continued to grow in 2005, with 5.4 billion short messaging services (SMS) and 98 million multimedia messaging services (MMS) sent over SFR’s network over the year, compared with 4.5 billion and 37 million in 2004, respectively.
In the area of corporate services, 2005 was marked by strong sales, which confirmed the trend of the past years, as well as by significant strategic innovations. The launch, in October, of the “SFR Service Management” offer, which provides mobile phone deployment and fleet management services, illustrates SFR’s ambition to provide a comprehensive service to its corporate customers. 2005 was also marked by a very strong increase in data transmission services, in particular with increased sales of the Vodafone Mobile Connect Card (+300%) and of Blackberry® Mobile Messaging services (+244%).
SFR has GSM/GPRS roaming agreements with over 212 countries or destinations and UMTS roaming agreements with 25 countries. In 2005, SFR also launched the Vodafone Passport option, which allows SFR customers calling from outside of France to make calls charged at the same rate as for national calls (at the rate specified for calls beyond the minutes provided by each customer’s package).
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2      Description of the Group and its Businesses — Litigation — Risk Factors
        Description of the Businesses
2.5. Maroc Telecom
Maroc Telecom was created in 1998, following its spin-off from the Office national des postes et télécommunications, the Moroccan National Postal and Telecommunications Office. Maroc Telecom is Morocco’s historic and leading telecommunications operator in both the fixed-line and the fast-growing mobile businesses. Maroc Telecom also controls 51% of Mauritel, the national telecommunications operator in Mauritania, together with a group of local investors.
Vivendi Universal became the Kingdom of Morocco’s strategic partner in Maroc Telecom after acquiring a 35% equity interest in Maroc Telecom in 2001, following an auction process organized by the Moroccan government. By virtue of a shareholders agreement entered into at the time of the acquisition of 35% of Maroc Telecom’s share capital, Vivendi Universal held a controlling interest in the company. On November 18, 2004, the Kingdom of Morocco and Vivendi Universal announced that they had reached an agreement regarding the sale of a 16% stake in Maroc Telecom to Vivendi Universal. As a result of this transaction, which closed on January 4, 2005, Vivendi Universal holds 51% of Maroc Telecom’s share capital.
The Moroccan government continued the privatization of Maroc Telecom by conducting an equity offering of 14.9% of Maroc Telecom’s share capital. The equity offering was successful and led to the simultaneous listing of Maroc Telecom on the Casablanca and Paris stock exchanges on December 13, 2004.
As a result of this transaction, Vivendi Universal holds 51% of Maroc Telecom’s share capital and the remaining 34.1% and 14.9% are held by the Kingdom of Morocco and the public, respectively.
2.5.1. Mobile Telephony
The Moroccan mobile telecommunications market grew significantly as a result of the introduction of prepaid offers in 1999 and the liberalization of the sector in 2000.
At year-end 2005, the market penetration rate of mobile telephony in Morocco was 41.3% and Maroc Telecom held a 66.7% market share (source: Agence nationale de réglementation des télécommunications — Moroccan National Telecommunications Regulation Agency (ANRT)). In 2005, Maroc Telecom’s mobile customer base increased by more than 2.4 million, up 38%, to reach 8.8 million customers, 96% of which were prepaid customers. The prepayment system meets the needs of customers, allowing them to better control their communication costs and remain within their contract packages.
Maroc Telecom continued to improve its commercial offer and introduce new services in order to retain existing customers and attract new ones. In 2005, innovations included: a more comprehensive handset range, a reduction in pack prices starting at 290 dirhams including tax (approximately €26); the introduction of 50 dirhams cards including tax (approximately €4.5); increased offerings with the introduction of “no commitment” tariff plans and the development of its loyalty program through the remuneration of incoming traffic with loyalty points.
The average churn rate stands at 12.2% at the end of 2005, compared to 11.6% at the end of 2004, in spite of significant growth in the customer base.
The strategy to develop the customer base, combined with increased prepaid customer usage, contributed to improve Average Revenue Per User (ARPU) in 2004. In 2005, due to the significant growth of the customer base and the 7% decrease of fixed-to-mobile interconnection costs as of September 1, 2005, ARPU amounted to 119 dirhams (approximately €11), compared to 123 dirhams in 2004. Excluding the impact of the January 1, 2005 incoming international tariff increase, blended ARPU decreased by 9% in 2005.
Maroc Telecom remains the benchmark for short messaging services (SMS) and the multimedia messaging services (MMS) in Morocco and offers MMS and GPRS roaming to postpaid customers. In 2005, Maroc Telecom introduced the first SMS/MMS tariff plans and the “GPRS Free Access” offer, which allows customers to benefit from the range of GPRS services free from any subscription or commitment. In 2005, the total number of outgoing SMS messages on the Maroc Telecom network reached more than 1.1 billion.
2.5.2. Fixed-line Telephony, Data and Internet
At year-end 2005, Maroc Telecom was the sole provider of fixed-line telecommunications services, and the main provider of Internet and data services in the market. The market was opened to competition in 2005, with the granting of fixed-line licenses to two new operators. As at December 31, 2005, those licenses were not operational.
The principal fixed-line telecommunications services provided by Maroc Telecom are:
•	telephony services,

•	interconnection services with national and international operators,

•	data transmission services to professional markets and to Internet service providers, as well as to other telecoms operators,

•	Internet services which include Internet access services and related services such as hosting.
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Description of the Businesses
The number of fixed lines was slightly over 1.3 million as at December 31, 2005, up 2.4%, compared to the prior year.
The residential customer base reached 884,546 lines at the end of 2005, a slight decrease of 0.6%, from 2004. The new line of products dedicated to this segment, marketed under the El Manzil brand, includes calling plans, packages and capped-fee plans with refill options.
The number of professional and corporate users reached 292,519 at the end of 2005, representing a 3.5% increase over 2004.
Public telephony is comprised of a network of public booths and an extensive network of phone shops. This activity has shown significant growth since October 2004, primarily as a result of the termination of the “chaining” requirement, which imposed a minimum distance of 200 meters between each phone shop, allowing the creation of a denser network. This growth continued in 2005 and the number of lines reached 164,091 at year-end 2005, a 20.6% increase from 2004.
Phone shops are managed by private entrepreneurs who lease an average of four lines per shop. Phone shops generate revenue equal to the difference between the retail price and the rate they are charged by Maroc Telecom.
Data transmission services provided by Maroc Telecom to corporate customers include X25, Frame relay, digital and analog lease lines, and IP VPN links.
Maroc Telecom offers Internet access packages to residential and professional customers under the Menara brand. Since the launch of ADSL services in October 2003, Maroc Telecom’s Internet customer base has increased considerably. At year-end 2005, as a result of both the rate decrease, which was introduced in March 2005, and year-end promotions, Maroc Telecom had more than 252,000 subscribers to its Internet access services, more than 96% of whom were ADSL subscribers.
2.5.3. Distribution
Maroc Telecom has an extensive distribution network with a direct and indirect network comprising approximately 40,000 points-of-sale (approved by Maroc Telecom) which are subject to distribution agreements with local resellers or with national retailers.
At December 31, 2005, the various distribution channels were as follows:
•	the direct network, composed of 277 sales agencies,

•	the local indirect network, comprised of independent resellers which are subject to exclusive agreements and which are managed by the closest Maroc Telecom commercial agency. A significant part of these resellers also operate phone shops approved by Maroc Telecom,

•	an independent local network, primarily dedicated to mobile telephony, managed by GSM Al Maghrib, a company in which Maroc Telecom has held a 35% stake since July 2003,

•	retailers with nationwide networks whose main business is not in telecommunications (supermarkets, newspaper and magazine retailers, tobacco shops or Moroccan post offices).
2.5.4. Network
Maroc Telecom’s fixed-line telephony and data transmission network has a switching capacity of close to 1.9 million lines and provides national coverage thanks to the company’s focus on servicing newly created urban residential areas.
Maroc Telecom manages a fully digitized network, as well as a fiber optic interurban transmission infrastructure capable of carrying data at high speed. To meet customers’ needs, the international Internet bandwidth increased five-fold from 1.4 Gbits/s at year-end 2004 to 7.1 Gbits/s by year-end 2005.
In mobile telephony, Maroc Telecom has focused on enhancing both population and geographic coverage. At year-end 2005, Maroc Telecom had more than 4,180 GSM sites (compared to 3,750 in 2004) covering close to 97% of the Moroccan population. As at December 31, 2005, Maroc Telecom had entered into a total of 399 roaming agreements—more than 353 of which are operational— with operators in 207 countries for its postpaid customers. In addition, Maroc Telecom also offers roaming to its pre-paid customers through 68 roaming agreements with operators in 41 countries, and MMS and GPRS roaming through 80 agreements in 54 countries.
2.5.5. Mauritel Group
Maroc Telecom acquired a 54% stake in the Mauritanian historic telecommunications operator on April 12, 2001 and transferred its stake to a holding company Compagnie Mauritanienne de Communications (CMC). Maroc Telecom disposed of 20% of its stake to a group of Mauritanian investors and, in 2003, assigned 3% of the shares in Mauritel SA to the employees.
Maroc Telecom currently holds 80% of the share capital of CMC, which in turn holds 51% of the share capital in the Mauritel Group.
The Mauritel Group is comprised of Mauritel SA and its wholly-owned subsidiary, Mauritel Mobiles.
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        Description of the Businesses
Mauritel SA is the only fixed-line telecommunications operator in Mauritania. It provides both fixed-line telecommunications (voice and data) and Internet access services. As at December 31, 2005, the customer base for fixed-lines reached close to 40,000 lines, representing a 1.5% penetration rate.
By year-end 2005, Mauritel SA had completed all of the commitments made to the Mauritanian government by Maroc Telecom when it entered the Mauritel Group in 2001. Fifteen new towns have been linked to the fixed telephone network since April 2001.

Mauritel Mobiles is focused on mobile telecommunications. Mauritel Mobiles’ customer base increased from less than 7,200 customers at year-end 2000, to more than 465,000 customers at December 31, 2005. The penetration rate for mobiles in Mauritania is estimated at approximately 23%.
Mauritel Mobiles is the leading mobile telecommunications operator in Mauritania with an estimated market share of 70% (estimate by Mauritel Mobiles) ahead of its competitor, Mauritano-Tunisienne de Télécommunications (Mattel), which is part-owned by the Tunisian historic telecommunications operator.
2.6. NBC Universal
In May 2004, Vivendi Universal completed the combination of the businesses of NBC with those of VUE and certain related assets to create NBC Universal (NBCU), one of the world’s leading media companies. As at December 31, 2005, General Electric Company held 80% of NBCU and Vivendi Universal 18.5% of NBCU. For a description of the business combination and the related control structure, please refer to Chapter 4 “Management Board’s Operating and Financial Review and Prospects” — Combination of NBC VUE and NBC to form NBC Universal (NBC — Universal transaction — May 2004).”
As of February 7, 2006, Vivendi Universal holds 20% of NBC Universal (see Chapter 4 “Management Board’s Operating and Financial Review and Prospects — Events occurred since December 31, 2005”.)
NBCU is engaged in a variety of media and entertainment businesses, including the production of live and recorded television programs, the production and distribution of motion pictures, the operation, under licenses from the Federal Communications Commission (FCC), of television broadcasting stations, the furnishing of US network television services to affiliated stations, the ownership of several cable/satellite networks around the world, the operation of theme parks and investment and programming activities in multimedia and the Internet. The NBC television network is one of four major US commercial broadcast television networks and serves 230 affiliated stations in the US. NBC owns and operates Telemundo, a leading US Spanish-language commercial broadcast television network.
At December 31, 2005, NBC owned and/or operated 30 VHF and UHF television stations including those located in Birmingham, Alabama; Los Angeles, California; San Diego, California; Hartford, Connecticut; Miami, Florida; Chicago, Illinois; New York, New York; Raleigh-Durham, North Carolina; Columbus, Ohio; Philadelphia, Pennsylvania; Providence, Rhode Island; Dallas, Texas; and Washington, DC. Broadcasting operations of the NBC Television Network, the Telemundo network, and the company’s owned stations are subject to FCC regulation.
NBCU operations also include investment and programming activities in cable television, principally through USA Network, Bravo, CNBC, SCI Fl Channel, MSNBC, CNBC Europe, CNBC Asia Pacific, and entertainment channels across Europe and Latin America. NBCU has equity investments in Arts and Entertainment, The History Channel, the Sundance Channel, ValueVision Media, Inc., and a non-voting interest in Paxson Communications Corporation. NBCU has secured exclusive US television rights to the Olympic Games through 2012.
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Seasonally — Statutory Environment and Possible Dependencies
3   Seasonality
3.1. Universal Music Group
Music sales are weighted towards the last quarter of the calendar year when approximately one-third of annual revenues are generated.
3.2. Vivendi Universal Games
PC and console software sales are historically higher during the last quarter of the year. The subscription-based MMORPG business provides a more consistent revenue stream throughout the year as consumers are required to pay a monthly subscription fee or purchase hourly time cards in order to play the game. The more continuous revenue flow from World of Warcraft has helped reduce the seasonality of VU Games’ revenues. For mobile games, there is a slight increase in sales at the end of the year due to the acquisition of cellular phones during the holidays.
3.3. Canal+ Group
Since the pay-TV business of the Canal+ Group is based on subscription contracts, and in view of the duration of these contracts, monthly income is regular and its revenues are therefore predictable. Regarding new subscriptions, these follow a cyclical pattern over the year with over 50% of new subscriptions taken out in the last four months of the year.
3.4. SFR
SFR sales (gross customer acquisitions) are highly seasonal with higher sales at the end of the year.
3.5. Maroc Telecom
Maroc Telecom’s revenues in mobile and public telephony traditionally increase in July and August, with the return of Moroccans residing abroad, and in the two-week period preceding Aïd El Adha (which was on January 21, 2005), while the month of Ramadan (from October 5 to Novembers, 2005) is a low point in consumption for both fixed-line and mobile telephony.
4 Statutory Environment and Possible Dependencies
4.1. Universal Music Group
UMG is not dependent on a particular artist and its 15 best-selling albums represented 13% of its sales volumes in 2005 (13% in 2004 and 10% in 2003).
UMG’s businesses are subject to laws and regulations in each jurisdiction in which they operate. In the US, certain UMG companies entered into a Consent Decree in 2000 with the Federal Trade Commission (FTC) under which they agreed for seven years not to make the receipt of any co-operative advertising funds for their pre-recorded music products contingent on the price or price level at which such product is advertised or promoted. Also in the US,
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       Statutory Environment and Possible Dependencies
a UMG company entered into a Consent Decree with the FTC in 2004, under which it agreed to comply with the provisions of the Children’s Online Privacy Protection Act and to maintain records demonstrating compliance. In 2003, following a lawsuit filed by the FTC, the FTC issued an order that generally prohibits UMG from entering into agreements with unaffiliated entities (i) to fix, raise or stabilize prices or price levels for sales of audio or video products in the United States and (ii) to prohibit, restrict, regulate or otherwise limit truthful, non-deceptive advertising for audio or video products in the United States.
In 2004, UMG was made aware of an investigation by the New York State Attorney General regarding the business dealings of major record companies with radio stations in New York, as well their use of independent radio promoters in New York State. UMG is cooperating with the investigation which is ongoing. Sony-BMG and Warner Music Group have settled the investigation as it applies to those companies. As part of their settlement, Sony-BMG and Warner agreed to a series of business reforms, as well as cash payments in the amount of $10 million and $5 million, respectively. In December 2005, the New York State Attorney General opened an investigation into matters concerning the pricing of digital downloads. In connection with that inquiry, the New York State Attorney General has served a subpoena on the four major record companies. UMG is currently in the process of responding to that subpoena.
In Canada, in connection with Vivendi’s purchase of Seagram, UMG is required to continue its investments in Canada’s domestic music industry as part of an undertaking given to the Canadian Department of Heritage.
4.2. Vivendi Universal Games
VU Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In Europe and the United States for example, VU Games adheres to the principles adopted by the Entertainment Software Rating Board (ESRB). It also adheres to the Pan European Game Information (PEGI) rating system pursuant to which, VU Games displays on its product packaging and advertising the age group for which a particular product is intended, respects advertising guidelines and online privacy principles and provides a brief description of the product’s content on its packaging.
4.3. Canal+ Group
In accordance with French law, the Canal+ Group is not allowed to hold more than a 49% stake in the programming activities of the Canal+ channel. The Canal+ Group has this level of holding in Canal+ SA, a company listed on Eurolist by Euronext™ (Paris) Compartment B, which holds the authorization to broadcast the Canal+ channel. Furthermore, the capital of the company which holds the authorization to broadcast can only be held up to 20% by a non-European Union shareholder.
In virtue of its authorization to broadcast in France, Canal+ SA is subject to the following obligations: (i) as specified above, a single shareholder may not hold more than 49% of its capital, (ii) 60% of the films broadcasted by the channel must be of European origin and (iii) 40% of the films must be French-language films.
Canal+ must invest 4.5% of its turnover in audiovisual works.
On May 16, 2004, Canal+ and all of the French professional film organizations signed an agreement guaranteeing a stronger partnership with the film industry and a greater range of films for Canal+ subscribers. This agreement, which came into effect for a five-year period on January 1, 2005, provides, among other things, for:
•     new broadcasting slots on Canal+ to enhance films’ exposure. Canal+ can now offer feature films to its subscribers every weekday evening (on Friday evenings, regardless of box-office sales, on Saturday evenings with the broadcasting of films with box-office ticket sales of less than 1.2 million) and on Wednesday afternoons,
•     an enhanced digital offering of the Canal+ premium channel: a third of the programs of the digital versions of Canal+ can differ from those broadcast on the premium channel,
•     a more ambitious diversity policy: Canal+ devotes 17% of the amount it must spend on acquiring French-language films on films with a budget lower or equal to €4 million.
The channel also ensures that it is involved in financing a wide variety of films and that its involvement is well-balanced between the different budget levels in the market.
Canal+ renewed its financial commitment towards the film industry and devotes at least 9% of its turnover to acquiring French-language films (included in its obligation to devote 12% of its turnover to the acquisition of European films). This investment may reach 12.5% as a result of the development of the success bonus system. As part of this agreement, Canal+ agreed to maintain its prepayment policy by continuing to devote 80% of the amount it must spend on French films to the prepayment of films before the first filming day. This agreement, dated May 16, 2004, was ratified by changes to the regulations applicable to film channels and on January 6,
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Statutory Environment and Possible Dependencies
2005, by an amendment to the agreement, entered into between Canal+ and the CSA.
French Act No. 86-1067 of September 30, 1986 relating to the freedom of communications, was again amended on July 9, 2004, by French Act No. 2004-669, relating to electronic communications and to audiovisual communications services, regarding two areas which are most likely to be relevant to the activities of the Canal+ Group:
•	confirmation and standardization of the must-carry system, (the obligation for distributors of services on networks that do not use terrestrial frequencies allocated by the CSA, such as cable, satellite and ADSL TV in particular):
–	to make available free of charge the services of channels belonging to the France Télévisions group (France 2, France 3 and France 5), Arte and TV5, as well as the services specifically intended for viewers within metropolitan France programmed by RFO, to their subscribers, unless these programmers consider that the range of services is clearly incompatible with their public service missions, the cost of transport and broadcasting are payable by the service distributors,

–	to make available free of charge to their subscribers, RFO services which are broadcast via the terrestrial network in French overseas departments and territories, unless RFO considers that the range of services is clearly incompatible with its public service missions, the costs of transport and broadcasting are payable by the service distributors,

–	to broadcast the programs and interactive services of La Chaîne Parlementaire free-to-air and at their own expense, using technical methods for broadcasting equivalent to those employed by the French national television companies, unless this is opposed by the governing bodies of the television companies which produce La Chaîne Parlementaire,

–	to make the services for the deaf and hearing-impaired associated with the television services offered freely available to the general public, with all necessary technical measures being at their cost.
Finally, any service distributor via a network that does not use frequencies allocated by the CSA and that is not a satellite network must make available to its subscribers the services provided by local public bodies intended to give local information, subject to certain limitations and conditions which are set forth in decree no. 2005-1355 as of October 31, 2005, regarding the declarative regime applicable to distributors of audiovisual communication services.
•	increase in the number of authorizations: the number of authorizations that a single person may hold either directly or indirectly, for the provision of a national television service broadcast via the digital terrestrial network, was increased from five to seven.
Regarding digital terrestrial television (DTT), by a decision dated October 20, 2004, the French Council of State (Conseil d’Etat) cancelled the authorizations granted by the CSA on June 10, 2003, for DTT broadcasting of the Sport+, i>Télé, CinéCinéma, Planète, CanalJ and MCM channels. The authorization for the Canal+ channel is not affected by this decision. Prior to this decision, the law had been amended, increasing the maximum number of authorizations from five to seven (see above). On July 19, 2005, following a further call for applications, the CSA assigned four new authorizations to the Canal+ Group, in addition to the authorization already held for the Canal+ channel. The Canal+ Group now holds five authorizations, which include four for pay-channels (Canal+, Canal+Cinéma, Canal+Sport and Planète) and one for the free channels (i>Télé).
The French government has selected MPEG2 as the standard for free DTT services and MPEG4 for pay services.
Regarding Canal+ Active’s video-on-demand business, an interprofessional memorandum of understanding on movies-on-demand was signed on December 20, 2005. This agreement was entered into for a 12-month period and will allow the insert of this new mode of film distribution in the media chronology.
The audiovisual communications industry in Europe is subject to national laws and regulations which are enforced by regulatory authorities such as the CSA in France. In general, these authorities grant broadcasting authorizations for specific periods. In France, Canal+ has an authorization to broadcast the Canal+ channel via the terrestrial, satellite and cable networks. This authorization was renewed in December 2000, for a five-year period and renewed for a subsequent five-year period from December 6, 2005, by a decision of the CSA dated November 22, 2005 (published in the “Journal officiel”, the French official gazette, dated December 4, 2005) with the launch of DTT broadcasting services.
The European Union regularly issues directives that monitor the activities of the Canal+ Group, in particular with respect to competition. The European Union also adopted a series of directives that affect the communications industry, in particular the “Television without Frontiers” directive, and those concerning intellectual property, e-commerce, data protection and telecommunications.
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        Statutory Environment and Possible Dependencies
4.4. SFR
As a service operator, SFR does not intervene directly in any industrial processes. The different elements of its network infrastructure, as well as the terminals and the SIM cards that it sells to its customers, are bought from a variety of different suppliers to avoid any dependency in this respect.
SFR has built up numerous industrial and service agreements required for its activities, which form two distinct groups:
•	agreements entered into with the manufacturers of telecommunications network infrastructures, of service platforms and mobile terminals, and agreements for the integration or development of software solutions (network and management software): these agreements have provisions whereby the entity concerned within SFR is either granted a license to use the intellectual property rights of the supplier, or transferred ownership of the software, improvements and studies carried out,

•	agreements for marketing services developed by third parties: these agreements authorize the entity concerned within SFR to include the services developed by third parties in its own range of services. The extent and duration of the rights granted by the third party vary according to the duration for which the agreement is concluded.
Regarding regulations, 2005 saw the continuation of the market analyses conducted by ARCEP, in particular with the decision of the regulatory authority to abandon its project to introduce regulations on the market for mobile access and call origination (market 15). This market, together with the associated retail market, is being monitored by the French regulatory authority until the end of 2006, and monitoring indicators for this market have been introduced. Two other markets are also being analyzed by ARCEP:
•	the market for SMS call termination (new within the European Union): the French regulatory authority considered that each of the mobile operators had a monopoly on SMS call termination. Legal proceedings, which contemplate imposing a cost orientation SMS call termination rate on operators, are currently under way. The final decision of the French regulatory authority, as well as the opinion of the French Competition Council and of the European Commission (with the possibility of a veto), should be given in 2006,

•	the international roaming market (market 17): in its proposed decision ARCEP concludes that there is no single mobile operator that dominates the retail market, and no joint domination of the wholesale market. ARCEP has nevertheless appealed to the European Commission for regulation of this market. In February 2006, the European Union Information Society Commissioner contemplated an EU regulation proposal aimed at containing international roaming prices considered as too high. The final decision in this matter could be rendered by year-end 2007.
The most important legislative development in the telecommunications and electronic communications sector in 2005 was the adoption of measures aimed at protecting consumers. Thus, one of the provisions of the law in favor of small businesses adopted on August 2, 2005, will allow all subscribers to retain their phone numbers when switching operators, provided this is requested within ten days of the switch (against two months currently). The decree implementing portability was published on January 27, 2006, and its implementation by operators is scheduled for early 2007. In this perspective, SFR unilaterally decided to offer its customers a temporary one-month period for portability starting on April 12, 2006.
In addition, several government committees were set up in 2005. The conclusions of these working groups could lead to proposed laws in the fields of consumer protection (collective actions and various measures) or of broadcasting (in particular adaptation of the legal framework to allow broadcasting of television services on mobile phones).
4.4.1. Coverage of Dead Zones
In July 2003, the French State, the Assembly of French Departments (Assemblée des départements de France), the French Mayors’ Association (Association des maires de France), ARCEP and the mobile phone operators, including SFR, signed an agreement to implement a plan to provide mobile phone coverage in dead zones (areas not covered by an operator). This general framework was completed in July 2004, by an amendment that allowed the start of the second phase of the program that is wholly financed by the operators.
By the end of 2007, over 3,000 communities throughout France will receive mobile network coverage, extending coverage to 99% of the French population.
With 163 opened sites, representing the coverage of 251 areas, SFR alone achieved almost half of the deployment scheduled for 2005 by all French mobile operators. This deployment schedule goes beyond the initial commitments of all three French network operators (a total of 378 installed sites, compared with 300, as initially scheduled).
The program as a whole represents an investment of approximately €150 million for SFR.
4.4.2. Health and Environment
The rapid development of mobile telephony in recent years has opened up an international debate on the potential risks of electromagnetic waves on human health. Thus, at the end of 2000,
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Statutory Environment and Possible Dependencies
SFR set up a department supported by a scientific council comprising an epidemiologist, an environmental specialist and a sociologist. Its objective is to monitor research carried out in these areas, improve understanding of the different parties involved and if necessary, recommend suitable measures that are approved by a health and environment steering committee which is chaired by the Senior Executive Vice President.
Comprehensive analysis of the scientific data available on the effects of electromagnetic waves does not currently indicate any harmful effects for human health below the limits established at the international level. In Ottawa, in July 2005, the World Health Organization (WHO) confirmed the position it had adopted in June 2000, that “none of the studies recently undertaken make it possible to conclude that exposure to radiofrequency fields emitted by mobile phones or base stations has any harmful effect whatsoever on human health.” This observation is repeated in the various studies by experts throughout the world and in particular in the report of the French Institute for Environmental and Occupational Health (AFSSET), published in June 2005. SFR is paying close attention to the studies carried out by experts throughout the world; these studies all converge towards the harmlessness of antennas.
Unlike the base station antennas for which the radio waves are comparable to those emitted by radio and television transmitters, studies focusing on the health effects in relation to the use of mobile phones do not have the benefit of long-term research. Furthermore, certain results need to be analyzed in more depth, in particular with regards to the long-term effects of mobile phone usage. For this reason, research in this field is ongoing. The International Agency for Research on Cancer (IARC), was appointed by the WHO to carry out a large-scale epidemiological study involving thirteen countries. The conclusions of this study should be published in 2006.
Since September 2002, SFR has provided its customers with a free of charge earphone kit with each package distributed, in accordance with the recommendations of the French Ministry of Health, to allow customers who wish to do so to reduce their exposure. SFR also indicates the exposure levels (provided by the manufacturers) of the telephones that it sells on its website and in its sales brochures since mid-2002, and on shelf displays at its outlets since the beginning of 2003.
In connection with its active attempts to promote scientific research relating to the effects of radiofrequencies on human health, SFR has, with the support of the French Ministry responsible for research and in partnership with other companies, made every effort during 2004 to bring about the creation of a “Health and Radiofrequencies Foundation”. In January 2005, the foundation was officially recognized as beneficial to the public at large. It has set itself the task firstly of defining, promoting and financing research relating to the effects of human exposure to the electromagnetic fields used in particular for electronic communications, and secondly, to publicize the results of this research among professionals and the general public.
In addition to respecting the regulations introduced in France by the decree of May 3, 2002, concerning the limits for exposure of the public to electromagnetic fields, SFR continues to inform the general public, the authorities and its lessees of the current state of knowledge and the regulations in this field. In particular, SFR has relied on the support of the French Association of Mobile Phone Operators (Association francaise des opérateurs mobiles — AFOM) set up in February 2002, to further its efforts at dialog and transparency which have intensified over the past three years.
In particular, a Good Practice Guide was approved in April 2004, by the AFOM and the French Mayors’ Association, to extend to the whole of France the consultative approach already applied by the operators, to provide greater dialog, transparency and coordination with regards to the installation of phone masts. These commitments have resulted in an increased mobilization of SFR’s regional technical teams, and in particular in heightened campaigns to measure electromagnetic fields, carried out by independent and accredited inspection bodies, in accordance with the official procedure of the French Frequency Agency (Agence nationale des fréquences). In May 2005, the AFOM and the French Mayors’ Association published a first assessment of the application of the Good Practice Guide, through the introduction of monitoring indicators. The French Mayors’ Association and the AFOM have not only decided to continue the approach, but to reinforce it.
SFR is also introducing a system of environmental management aimed at achieving ISO 14001 certification for some of its activities by the start of 2008.
In 2005, two earlier environmental projects implemented by SFR reached their final stages: 90 % of new phone masts installed during the year were integrated into their surroundings and almost 60,000 used mobile phones were collected for recycling.
4.5. Maroc Telecom
The Kingdom of Morocco created the “Agence nationale de régie-mentation des telecommunications” (ANRT), a telecommunications regulatory authority, which is in charge of liberalizing and regulating the telecommunications market in Morocco and which manages the liberalization and privatization program of the telecommunications market advocated by the World Bank. Maroc Telecom fulfils its obligations as a fixed-line operator by providing universal service.
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2     Description of the Group and its Businesses — Litigation — Risk Factors
       Piracy
In 2004, the Government of the Kingdom of Morocco re-launched the liberalization process in the telecommunications sector by:
•	amending and supplementing the Post and Telecommunications Act 24-96 of August 7, 1997, with Moroccan Law 55-01, which institutes a more gradual sanction system based on fines, relieves the operators of certain obligations related to universal service and land development, and authorizes the use of alternative infrastructures,

•	publishing a policy paper in November 2004 for the liberalization of the sector f or the 2004-2008 period. The aim of the paper was to set out the framework for the future liberalization process and specifically stated (i) the specific measures to be taken in respect of regulation, and (ii) the long-term aim of the liberalization strategy to establish competition between three operators (including those already established) in all segments of the fixed and mobile markets.
In 2005, the regulatory environment evolved further with the granting of new fixed-line telecommunications licenses, changes to the implementing decrees of Moroccan Law 24-96 and the publication of precisions regarding the timetable for the liberalization of the sector.
On February 24, 2005, the ANRT launched an invitation to tender for the allocation of additional fixed-line telecommunications licenses for local loop, national and international transmission. In July and September, two new licenses were granted to Médi Télécom and Maroc Connect.
In 2005, acts related to interconnection, and general conditions for the operation of a telecommunications network were modified and supplemented, respectively, by decrees numbered 2-05-770 and 2-05-771, as of July 13,2005. These two decrees and an additional decree no. 2-05-772, dated July 13, 2005, related to ANRT court submission, were published in the Official Moroccan Gazette (Bulletin Official) No. 5336, dated July 21, 2005.
The ANRT also made the following decisions at its Board Meeting on December 23, 2005:
•	the launch, on May 2, 2006, of an invitation to tender for 3G mobile licenses (the possible number of mobile licenses is of three),

•	the implementation of regulatory controls according to the following timetable:
–	pre-selection of the carrier on July 8, 2006,

–	partial unbundling of the local loop on January 8, 2007,

–	total unbundling of the local loop on January 8, 2008.
The legal framework has also been supplemented by a number of decisions made by ANRT on both a general and an individual basis. These decisions have been taken both for the purposes of regulating the sector and for settling disputes between operators.
5 Piracy
5.1. Universal Music Group
The recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and illegal downloading from the Internet. According to IFPI, the worldwide music market decreased by 1.9% in value in the first half of 2005 with a 6.3% drop in physical music sales partly offset by growing demand for music on the Internet and mobile phones. Sales of pirated music amounted to $4.6 billion in 2004 (most recent available data) as compared to $4.5 billion in 2003. IFPI further estimates that one in three discs sold worldwide is a pirate copy and in 31 countries of the world, illegal recordings outsell the legitimate alternative.
Online music services continue to be developed to offer consumers a viable, legal, copy-protected online source of music. The industry and UMG are increasing their anti-piracy activities with a multi-pronged approach focusing on legal action, including participating in industry legislative efforts, public relations and education, and technical countermeasures while offering consumers new products and services.
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Competition
5.2. Vivendi Universal Games
Piracy is a serious concern for game publishers, and one that VU Games’ anti-piracy department combats directly and in collaboration with third parties such as other publishers and trade associations. VU Games has pursued emerging business models, such as MMORPG games by Blizzard Entertainment, which embrace the Internet while at the same time utilizing technology to prevent piracy. A new threat in the form of unauthorized server systems (which facilitate the play of pirate software) is currently posing an international enforcement challenge. VU Games is meeting this challenge by aggressively investigating and taking legal actions against high level targets.
5.3. Canal+ Group
The Canal+ Group actively combats piracy of its programs in order to protect its own commercial interests, as well as those of its beneficiaries.
The Canal+ Group has taken the necessary steps to be able to act effectively against the various forms of audiovisual piracy by creating CK2 Security, a subsidiary dedicated to technology watch and research, comprising about fifteen people. At the judicial level, the Canal+ Group is continuing its legal action against pirates.
In 2003, the agreement signed with Nagra+ renewed the supply by Nagra+ of the conditional access system used for analog broadcasting of the premium channel, Canal+, in France. This enabled the Canal+ Group to change all of the analog keys in February 2005 to further improve the security of the system.
5.4. SFR
SFR actively combats piracy of its music downloading services. The protection of the titles and traceability of corresponding rights are important issues for SFR. Digital rights management (DRM) systems have been developed by the Open Mobile Alliance (OMA), the organization which brings together the entire chain of mobile communications operators (operators, producers, manufacturers, etc.) and of which SFR is a member. SFR currently uses digital rights management systems using the OMA 1.0 standard. A new protection standard (DRM OMA 2.0) should be available in mid-2006.
6 Competition
6.1. Universal Music Group
The profitability of a recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Sony BMG Entertainment and Warner Music Group. UMG also faces competition from independent labels that are frequently distributed by other major record companies. Although independent labels have a significant combined market share, no label on its own has influence over the market. Changes in market share are essentially a function of a company’s artist roster and release schedules.
The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. UMG is also facing intensified competition for shelf space in recent years due to the success of DVD videos and further consolidation in the retail sector in the US and in Europe.
Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and illegal downloading from the Internet (see Section “Piracy” of this Chapter 2).
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        Competition
6.2. Vivendi Universal Games
The worldwide leader in interactive games is Electronic Arts (EA) with a 19.1% market share in 2005. VU Games’ market share in 2005 was 5.1%(5).
VU Games holds the number one position in the subscription-based MMORPG games market with Blizzard’s World of Warcraft. World of Warcraft is the only MMORPG that plays in all key markets, including North America, Europe, Australia, South Korea, China and Taiwan. The title is distributed by China The 9 Interactive in China and Soft-World International Corporation in Taiwan.
VU Games had the second largest share of the PC games market in 2005 at 10.3%, including World of Warcraft retail sales (5). The company had the eighth largest share of the PC and console games market combined in 2005, at 5.1% (5).
Competitors in the MMORPG category include NC Soft and Sony Online Entertainment. Competitors in console and PC games include EA, Activision, Take 2, THQ and Ubisoft. In the mobile category, VU Games competes with Gameloft, EA, THQ, Glu, and Mforma.
6.3. Canal+ Group
Within the pay-TV sector in France, the main competitors of the Canal+ Group in the distribution of channels are TPS, for satellite TV (see Section “Description of the Businesses” of this Chapter 2), and cable operators. The increase in the number of digital distribution channels resulting from technological developments (such as digital terrestrial television and the standards for mobile phone TV) favors the entry of newcomers in the pay-TV sector. Since 2004, telecommunications operators have developed “triple play” offers combining telephone, Internet and television access.
Digitization of content on physical media (DVD) or electronic media, favored by the emergence of high-tech equipment such as home cinema equipment and new generations of personal multimedia players, also represent competition for a premium channel such as Canal+.
In the world of theme channels, competition is more international than it is for standard pay-TV. Labels are now being developed at the international level, at the instigation of communications companies and American film studios such as Discovery, MTV, Fox Kids and the Disney Channel.
In the film sector, StudioCanal is in competition with American, European and French film production companies.
6.4. SFR
SFR faces strong competition within the mobile phone market in France which remained dynamic in 2005, with a penetration rate growth of 5.8 points, from 73.9% at the end of 2004 to 79.7% at the end of 2005.
SFR’s mobile network competitors are Orange France and Bouygues Telecom, while its MVNO competitors are companies such as Debitel, Tele 2, NRJ Mobile and Futur Telecom(6).
The market share held by SFR’s competitors amounted to 46.7 % for Orange France, 16.9% for Bouygues Telecom and 0.6% for MVNOs at year-end 2005, compared to 35.8% for SFR. The arrival of MVNOs on the French market, six of which have signed agreements with SFR and two with Orange, has intensified competition within the mobile phone market, bringing diversity and complementarities to the existing offers.
6.5. Maroc Telecom
Fifteen telecommunications operator licenses have been allocated in Morocco, including three public fixed telecommunications network operator licenses (Maroc Telecom, Médi telecom and Maroc Connect), two GSM operator licenses (Maroc Telecom and Médi Télécom (Méditel)), five licenses for GMPCS-type satellite telecommunications networks, three licenses for operators of VSAT type satellite-based telecommunications networks and two licenses for operators of shared resources radio electric networks.
In 2005, the fixed-line market was opened up to further competition and two fixed-line telephony licenses were granted:

(5)	France, UK, Germany and the US combined, from January to November 2005, except for the UK, until December 2005. Source: VU Games analysis based on GFK, Chart Track and NPD.

(6)	SFR has a 40% stake in CID, the parent company of Futur Telecom
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Raw materials
•	in July 2005, Méditel was granted a fixed-line license including local loop (without mobility restriction) for national and international traffic,

•	in September 2005, Maroc Connect was granted a fixed-line license including local loop (with mobility restriction) for national and international traffic.
An auction for the granting of third generation mobile licenses (UMTS) will be launched on May 2, 2006, and a third GSM mobile license could be granted in 2007.
6.5.1. Fixed-Line Telephony
As at December 31,2005, the two operators holding the new fixed-line licenses had not launched their services; they are expected to start operating in 2006.
However, there was already competition in the public telephony market sector and the professional sector before these new license grants.
In the public telephony market, competition started in 2004 with two new entrants to the market. In the spring of 2004, Méditel opened phone shops using GSM technology and Globalstar opened phone shops using satellite technology. At year-end 2005, Maroc Telecom’s market share in the public telephony market was estimated at approximately 93% of the number of lines.
Méditel through the installation of GSM gateways known as “Link Optimization Boxes” (LO Boxes), entered the professional fixed-line market. The installation of this equipment for outgoing PABX lines facilitates the transformation of fixed-to-mobile traffic into mobile-to-mobile traffic, without using Maroc Telecom’s fixed-line network.
Competition in data transmission services is relatively limited. Maroc Telecom’s main competitors include Internet service providers (ISPs), satellite operators and Equant, an international operator.
6.5.2. Mobile
Maroc Telecom’s competitor in this sector is Méditel, a mobile license holder since August 1999. The majority shareholders of Méditel are Telefonica and Portugal Telecom, each with 32.18% of the share capital and a group of Moroccan investors led by Banque Marocaine du Commerce Extérieur.
As at December 31,2005, Maroc Telecom held 66.7% of the mobile market (source: ANRT).
6.5.3. Internet
Maroc Telecom holds more than 96% of the Internet market, excluding subscription-free services (source: ANRT). Its main competitors include Maroc Connect, distributor of the Wanadoo brand, with an estimated market share of less than 4%, as well as other ISPs.
Maroc Telecom has a very strong position in the high-growth ADSL market with a market share of more than 97% (source: ANRT).
7 Raw Materials
The main raw materials used by Vivendi Universal’s businesses are polycarbonate for CD and DVD production, paper for packaging and celluloid for films. There are no price variations for these raw materials that have a significant impact on the activities of Vivendi Universal.
Moreover, the activities of Vivendi Universal do not present any significant dependency on suppliers of raw materials (see Section “Statutory Environment and Possible Dependencies” of this Chapter 2).
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2      Description of the Group and its Businesses — Litigation — Risk Factors
        Research and Development
8 Research and Development
8.1. Universal Music Group
UMG aims to pursue digital distribution opportunities and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. UMG has established eLabs, a business strategy and technology division, which supervises UMG’s digitization and online distribution of content and negotiates agreements for selling that content through third parties. eLabs is actively engaged in various projects intended to open new distribution channels and improve existing ones. In addition, eLabs reviews and considers emerging technologies for application in UMG businesses, such as technological defences against piracy and new physical formats. Research and development costs incurred by UMG are immaterial.
8.2. Vivendi Universal Games
Research and development costs include internal development expenses as well as capitalized advances to external developers and license owners. Research and development costs were €186 million in 2005 (excluding the impact of writedowns and reserves on cancelled titles, and also excluding net amortization of capitalized software development costs), compared with €158 million in 2004 and €112 million in 2003.
8.3. Canal+ Group
As in 2003 and 2004, the Canal+ Group did not incur significant research and development expenses in 2005.
8.4. SFR
In 2005, SFR’s investments in research and development mainly focused on three main areas which include the quality of customer services, service platforms, and the study of new telecommunications technologies in the fields of radio (HSDPA/WiMax), core network (IMS/IPV6) and terminals, generally through experiments conducted on pilot platforms.
In view of its structure and size, SFR adopted a strategy for academic and industrial network research by means of national or European projects. This helps to optimize investments and ensure that project results are properly shared. These multi-party projects have led to patents being taken out, mainly in the fields of mobile Internet, security and multimedia services.
SFR’s research and development expenses amounted to more than €43 million in 2005, compared to €37 million in 2004 and €58 million in 2003.
8.5. Maroc Telecom
Maroc Telecom’s research and development activities focus on the introduction of new Maroc Telecom products and/or services and transformation or improvement to existing Maroc Telecom products. These research activities cannot, however, be considered as inventions or patentable processes.
Maroc Telecom’s research and development expenses were immaterial in 2005 and 2004, and were approximately €2 million in 2003.
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Litigation
9 Litigation
To the Company’s knowledge, there are no legal or arbitration proceedings or any fact of an exceptional nature which may have or have had in the recent past, a significant effect on the Company and on its group’s financial position, profit, business and property.
Vivendi Universal or companies within its Group are defendants in the following litigation, in particular:
COB/AMF INVESTIGATION OPENED IN JULY 2002
On September 12, 2003, following the investigation opened by “Autorité des marchés financiers” (AMF) (formerly the Commission des Opérations de Bourse (COB)), on July 4, 2002, the AMF notified Vivendi Universal of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1,2,3 and 4 of Regulation 98-07.
The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, in terms of French accounting standards, and secondly, to other items of financial information.
Vivendi Universal challenged these allegations, taking the view shared by its auditors that the methods of consolidation of these companies applied over the period subject to the COB’s investigation, were in accordance with the applicable accounting regulations.
The AMF Sanction Commission notified Vivendi Universal of its decision on December 7, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The equity method of consolidation of Elektrim Telekomunikacja, for the fiscal year 2001 only, was challenged by the AMF which considered that Elektrim Telekomunikacja should have been consolidated by way of proportionate consolidation.
On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of Appeal. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of Elektrim Telekomunikacja, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations.
On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF Sanction Commission and reduced the amount of the penalty against Vivendi Universal from €1 million to €300,000. In this decision, the Paris Court of Appeal validated Vivendi Universal’s accounting treatment.
On August 25,2005, the AMF appealed against this decision before the French Supreme Court (Cour de cassation).
On February 3, 2006, Vivendi Universal submitted its briefs in response.
AMF INVESTIGATION OF THE COMPANY’S SHARE REPURCHASES OPENED IN MAY 2002
On May 4, 2004, the AMF commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001. The inquiry report has not been submitted to the Sanctions Committee but on June 6, 2005 the AMF transmitted this report to the Public prosecutor’s office that led to additional prosecution’s charges joined to the investigation initiated by the financial department of the Parquet de Paris (see below).
AMF INVESTIGATION IN CONNECTION WITH THE ISSUANCE OF MANDATORILY REDEEMABLE NOTES (ORA) IN NOVEMBER 2002
On January 18, 2005, Vivendi Universal and two of its senior executives, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issuance of notes mandatorily redeemable for new shares of Vivendi Universal in November 2002. Vivendi Universal intends to challenge these complaints before the AMF Sanctions Commission. These two senior executives have filed their memorandum in response on January 19, 2006.
The AMF complaint against Vivendi Universal is that Deutsche Bank sold to institutional investors a product comprising of both notes mandatorily redeemable for new shares of Vivendi Universal and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information.
INVESTIGATION BY THE FINANCIAL DEPARTMENT OF THE “PARQUET DE PARIS”
The investigation initiated by the financial department of the Parquet de Paris for the publication of false or misleading information regarding the financial situation or forecasts of the Company, as well as the publication of untrue or inaccurate financial statements (for fiscal years 2000 and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Paris Court of Appeal, dated June 25, 2003.
It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.
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        Litigation
SECURITIES CLASS ACTION IN THE UNITED STATES
Since July 18,2002, sixteen claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30,2002, the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and the US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi Universal contests these allegations.
The proceedings are currently in the stage of discovery in which the plaintiffs have to prove a violation that caused a loss to the shareholders.
In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing. The judgment on the class certification is expected in the course of 2006.
ELEKTRIM TELEKOMUNIKACJA
Since the purchase on December 12, 2005 of the 2% of the companies Elektrim Telekomunikacja Sp. Z.o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi Universal has been a 51% shareholder in Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly 51% of the capital of Polska Telefonica Cyfrowa (PTC), the primary mobile telephone operator in Poland (see organization chart note 2.3. of the notes to the consolidated financial statements). These shareholdings are the subject of several litigations, the most important of which are described below.
Arbitral Award Rendered in Vienna on November 26, 2004 (the “Vienna Award”)
In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.
In the Award notified to the parties on December 13, 2004, it was ruled that:
•	the Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times,

•	the transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months as the latest from the notification of the award,

•	DT’s Economic Impairment Claim is dismissed,

•	it has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this arbitration.
The arbitral tribunal having ruled that it had no jurisdiction with respect to Telco, Vivendi Universal considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares.
On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby concluding these proceedings. Telco was granted reimbursement of its costs.
On December 20, 2005, the commercial tribunal of Vienna partly voided the award (refer below).
Exequatur Proceedings of the Vienna Award Before Polish Courts
On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court — Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958, on the recognition and execution of foreign arbitral awards and its right to a fair hearing. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. A hearing before the Appeal Court of Warsaw has been scheduled for March 29, 2006.
Declaratory Proceedings Before the Polish Courts
Following the Vienna Award in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court -Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DTand Elektrim have appealed this injunction.
Proceedings Before the Trade and Companies Registry of Warsaw
On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw court responsible for the Trade and Companies Registry, registered Elektrim on the said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco and PTC consider to constitute fraud. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
On August 26, 2005, the Warsaw Court of Appeal quashed the decision of February 25, 2005. Consequently, on November 15th,
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Litigation
the Trade and Companies Registry re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises.
Proceedings Concerning the “Mega” Operation Before Polish Courts
In October 2005, following searches of the Trade and Companies Registry, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, the company Mega, at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005, Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as a guarantee for a loan of €90 million granted by PAI Media to ZE PAK, another Elektrim subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictive transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.
Proceedings for the Annulment of the Vienna Award Before the Austrian Courts
On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision.
Vivendi Universal’s Case Against the Polish State
On February 28, 2005, Vivendi Universal, in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement Between the Government of the Republic of France and the Government of the Republic of Poland on the Reciprocal Encouragement and Protection of Investments” signed on February 14, 1989.
Arbitration Proceedings before the London Court of International Arbitration (LCIA)
On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCIA) against Elektrim, Telco and Carcom Warszawa.
This request for arbitration takes place in relation with the Third Amended and Restated Investment Agreement dated as of September 3, 2001, entered into by and among Elektrim, Telco, Carcom, Vivendi Universal and VTI. The purpose of this agreement, amongst other things, is to govern relations between Vivendi Universal and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since by Elektrim to its global validity. Vivendi Universal additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this agreement.
On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005. From the 23rd to the 27th of January 2006, hearings took place in London as to the validity of this agreement.
Proceedings Before the Polish Competition and Consumer Protection Office
On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi Universal controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000, on the protection of competition by omitting to declare its taking control of Telco.
Proceedings Against DT Before the Paris Commercial Court
In April 7, 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi Universal considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi Universal considers to be illegal. Vivendi Universal is claiming compensation from DT which is today estimated at €2.2 billion, corresponding to the harm suffered as a result of DT’s behaviour.
DUPONT TAX LITIGATION
Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998 when, on August 21, 2003, Vivendi Universal received notice from the IRS challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995, of 156 million of its own shares held by Seagram.
The IRS claims tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the US Tax Court.
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      Risk Factors
Vivendi Universal and the IRS filed their respective submissions before the US Tax Court and the discovery of documents is ongoing.
Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.
FRENCH COMPETITION COUNCIL – MOBILE TELEPHONE MARKET
On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR, which amounted to €220 million, has been entered in the accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts of the case, and it has therefore appealed the order. SFR is involved in contentious proceedings brought by customers and consumer associations connected with this order, but since it is challenging the order and is not in a position to determine the potential impact of the outcome of these proceedings, has not made any provision in its accounts in this respect.
Furthermore, SFR is involved in other contentious proceedings commenced in relation to competition law, frequently in common with other telephone operators. To the extent SFR is not in a position to determine the potential impact of the outcome of these proceedings, SFR has not made any provision in its accounts in this respect.
INVESTIGATION IN MUSIC IN THE UNITED STATES
In September 2004, UMG has been served with an inquiry opened by the Attorney General of the State of New York, concerning the four music majors’ commercial relations with the New York radio stations and the promoters of independent radios of New York State. UMG cooperates in the ongoing inquiry.
Sony BMG Entertainment and Warner Music Group have signed an agreement with the Attorney General, both Groups having accepted to modify their practices and to pay fines of $10 million and $5 million, respectively.
In December 2005, the Attorney General of the State of New York has opened an inquiry on the commercial agreements binding the four majors to Apple and on the policy of downloads’ prices for online music. In connection with this investigation, the Prosecutor requested further information from the four music majors. In March 2006, the Department of Justice (DoJ) has opened an investigation on the majors and on the price for online music. UMG cooperates in both investigations.
10 Risk Factors
Vivendi Universal is party to various lawsuits and is the subject of various investigations that could have a material adverse effect. For further information on this matter, see section “Litigation” of this Chapter 2.
Vivendi Universal has a number of contingent liabilities, described in Note 29 of the Notes to the Consolidated Financial Statements, for the fiscal year ended on December 31, 2005. If Vivendi Universal were forced to make a payment in respect of one or more of these contingent liabilities, this could have an adverse effect on its financial position.
Regarding the risk of exposure to interest rates, currency risk and equity market risk, see Note 26 of the Notes to the Consolidated Financial Statements.
CERTAIN OF VIVENDI UNIVERSAL’S BUSINESS OPERATIONS IN SOME COUNTRIES ARE SUBJECT TO ADDITIONAL RISKS
Vivendi Universal conducts its business in various markets around the world. The main risks associated with conducting its business internationally are:
•	fluctuations in currency exchange rates (particularly the US dollar-euro exchange rate) and currency devaluations,

•	restrictions on the repatriation of capital,

•	unexpected changes made to the regulatory framework,

•	the various tax systems that may have an adverse effect on the results of Vivendi Universal’s activities or on its cash flows,
50     2005 Annual Report — Vivendi Universal

Description of the Group and its Businesses — Litigation — Risk Factors     2
Risk Factors
including regulations relating to setting transfer costs and withholding tax on repatriation of funds and other payments made by joint ventures and subsidiaries,

•	tariff barriers, customs duty, export controls and other trade barriers,

•	insufficient coverage for pension liabilities.
Vivendi Universal may not be able to protect itself against these risks or pay for them and may not be able to guarantee its compliance with all applicable regulations without incurring additional costs.
UNFAVORABLE EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT THE RESULTS OF VIVENDI UNIVERSAL’S BUSINESS OPERATIONS
A portion of Vivendi Universal’s assets and liabilities, as well as part of its sales and costs, are denominated in foreign currencies. To prepare and close its consolidated financial statements, Vivendi Universal must translate them into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in its consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to the results of operations of the Company.
Furthermore, since Vivendi Universal incurs expenses that are not always denominated in the same currency as that of the corresponding income, these expenses may represent a higher percentage of the sales figure as a result of exchange rate fluctuations, thus affecting its profitability and cash flows.
RISKS LINKED TO OBTAINING OR RENEWING PUBLIC OPERATING LICENSES OR TO SPECIFIC REGULATIONS
Certain of Vivendi Universal’s activities are dependent on obtaining or renewing licenses issued by the regulatory authorities. The process for obtaining or renewing these licenses or approvals is often lengthy, complex and costly. If Vivendi Universal is unable to retain or obtain in a timely manner the licenses required to conduct, continue or expand its activities, in particular licenses to provide telecommunications services and broadcasting licenses, its ability to achieve its strategic objectives could be impaired.
Furthermore, any adverse changes in the regulatory environment in which Vivendi Universal conducts its activities may result in costs for Vivendi Universal and limit its revenue.
RISKS LINKED TO INCREASED COMMERCIAL AND TECHNICAL COMPETITION
The industries in which Vivendi Universal operates are highly competitive. It may lose business if it is unable to match its competitors’ prices, or if it does not manage to develop new technologies and to launch new products and services.
In addition, these industries are subject to rapid and significant changes in technology and new products and services are frequently introduced. Substantial investments may be required to further these technological advances. Vivendi Universal may be too slow in identifying new opportunities.
Further, technological advances may render its products and services obsolete and force Vivendi Universal to write off previous investments and incur new ones.
IF THE PRODUCTION AND DISTRIBUTION OF FILMS, AUDIO RECORDINGS AND INTERACTIVE GAMES IS LESS COMMERCIALLY SUCCESSFUL THAN ANTICIPATED, THIS MAY HAVE A NEGATIVE IMPACT ON GROWTH PROSPECTS FOR THESE OPERATIONS
Content is of crucial importance for Vivendi Universal’s television, film, music and interactive game businesses and determines their success and distribution.
A large proportion of Vivendi Universal’s income comes from the production and distribution of films, audiovisual works and music, as well as from the production of interactive games. The commercial success of these content products is dependent upon the response of the public which cannot always be predicted.
The commercial success of a particular content product among a wide audience depends on the existence of other leisure activities, as well as on the general economic situation and a number of other factors. In addition, these businesses are based on third-party content. Given the increasingly competitive nature of the markets for these activities, there can be no certainty that third-parties will continue to transfer their rights under conditions that are commercially viable or that the cost of obtaining these rights will not increase.
VIVENDI UNIVERSAL MAY HAVE DIFFICULTY ENFORCING ITS INTELLECTUAL PROPERTY RIGHTS
The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized copies of works produced by Vivendi Universal, such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have increasingly made it possible for computer users to share works without the permission of the copyright owners and without paying the corresponding royalties. The results and financial position of Vivendi Universal may suffer if it is unable to protect its intellectual property rights effectively. Many of Vivendi Universal’s activities are heavily dependent on intellectual property rights that it owns or for which it holds a license.
THERE HAS BEEN A DECLINE IN THE AUDIO RECORDING MARKET THAT COULD HAVE FURTHER REPERCUSSIONS FOR UMG
The decline in the market for audio recordings is due to the combined effect of the economic recession, piracy, counterfeiting (both industrial and domestic, using recordable CD-ROMs or the
2005 Annual Report — Vivendi Universal     51

2     Description of the Group and its Businesses — Litigation — Risk Factors
       Risk Factors
illegal downloading of music from the Internet made easier by the availability of works in digital formats) and increased competition for consumer spending on leisure. In 2004, according to the International Federation of the Phonographic Industry (IFPI), the global music market experienced a drop in value of 1.3% and of 0.4%, in terms of the number of copies sold. If this decline continues, it will have a negative impact on UMG’s sales and results.
According to the IFPI, pirate sales represented a market of about $4.6 billion in 2004 (the last year for which figures are currently available), compared with $4.5 billion in 2003 and $4.6 billion in 2002. This slight increase is due to the increase in the volume of pirate sales and a drop in the sale price of pirate copies. Sales of pirate CDs represented 34% of the global music market in 2004, compared to 15% in 2003. Pirate sales amounted to 1.2 billion copies in 2004 (+2% compared to the previous year). Vivendi
Universal believes that these amounts and percentages could continue to increase. Piracy has resulted in a drop in the volume and price of lawful sales which has had a negative impact on UMG and which may continue in coming years.
PIRACY AND COUNTERFEITING MAY CAUSE A DROP IN SALES FOR VIVENDI UNIVERSAL’S FILM OPERATIONS
The availability of films in digital formats, together with the expansion of broadband Internet coverage has made it easier to create, transmit and share unauthorized copies of films. The continued difficulty in passing and applying suitable laws and in enforcing court rulings in certain parts of the world where piracy is endemic, represents a threat for the film industry that is likely to have an adverse effect on Vivendi Universal’s film operations.
52     2005 Annual Report — Vivendi Universal

3     Information Concerning the Company — Corporate Governance

1 General Information Concerning the Company	p. 55

1.1. Corporate and Commercial Name	p. 55

1.2. Place of Registration and Registration Number	p. 55

1.3. Date of Incorporation and Term	p. 55

1.4. Registered Office, Legal Form and Legislation Applicable to the Business of Vivendi Universal	p. 55

1.5. Fiscal Year	p. 55

1.6. Access to Legal Documents	p. 55

2 Additional Information Concerning the Company	p. 56

2.1. Memorandum and By-laws	p. 56
2.1.1. Corporate Purpose	p. 56
2.1.2. Description of Rights, Preferences and Restrictions Attached, if Applicable, to the Shares and to Each Class of Existing Shares	p. 56
2.1.3. Description of Action Necessary to Change the Rights of Shareholders	p. 56
2.1.4. Shareholders’ Meetings	p. 56
2.1.5. Fixation, Allocation and Distribution of Net Earnings	p. 57
2.1.6. Description of Provisions Having an Effect of Delaying, Deferring or Preventing a Change in Control	p. 57
2.1.7. Provision Governing the Ownership Threshold Above Which Shareholder Ownership Must be Disclosed	p. 57
2.1.8. Description of the Conditions Governing Changes in the Share Capital, Where Such Conditions are More Stringent Than Required by Law	p. 58

2.2. Share Capital	p. 58
2.2.1. Amount of Issued Capital	p. 58
2.2.2. Shares not Representing Capital	p. 58
2.2.3. Amount of Non-issued Capital	p. 58
2.2.4. Shares Held by the Company	p. 59
2.2.5. Convertible, Exchangeable Securities or Securities with Warrants	p. 61
2.2.6. Stock Option Plans	p. 61
2.2.7. Acquisition Rights or Obligations Over Authorized but Non-issued Capital	p. 67
2.2.8. Conditional or Unconditional Options or Agreements on any Member of the Group	p. 67
2.2.9. Change in Share Capital over the Last Five Years	p. 68
2.2.10. Market Information	p. 70
2.2.11. Financial Securities Intermediary	p. 74

2.3. Major Shareholders	p. 75
2.3.1. Share Ownership and Voting Rights	p. 75
2.3.2. Pledge of Company Shares	p. 75
2.3.3. Control of the Company – Shareholders’ Agreements	p. 75
2.3.4. Changes in Share Ownership and Voting Rights Over the Last Three Years (as at December 31)	p. 76

3 Corporate Governance	p. 77

3.1. Directors, Senior Management and Supervisory Bodies	p. 77
3.1.1. The Supervisory Board	p. 77
3.1.2. The Management Board	p. 89

3.2. Compensation of Directors and Officers	p. 94
3.2.1. Individual Compensation	p. 94
3.2.2. Compensation of the Members of the Supervisory Board and Previous Members of the Board of Directors	p. 95
3.2.3. Compensation of the Chairman and Members of the Management Board	p. 96
3.2.4. Pension Plans	p. 97
3.2.5. Compensation of Senior Executives of the Group	p. 98

3.3. Stock Options	p. 98
3.3.1. Stock Option Grants in 2005	p. 98
3.3.2. Options Exercised by Directors in 2005	p. 98
3.3.3. Principal Stock Option Grants and Exercises in 2005	p. 99

3.4. Dealings in Company Securities	p. 99

3.5. Compliance Program	p. 99
3.5.1. Reasons	p. 99
3.5.2. Issues	p. 100

3.6. Financial Code of Ethics	p. 100

3.7. Disclosure Committee	p. 100
3.7.1. Composition	p. 100
3.7.2. Powers	p. 100
3.7.3. Missions	p. 100
3.7.4. Deliberations in 2005	p. 101

3.8. General Management	p. 101

3.9. Principal Accountant Fees and Services	p. 101
2005 Annual Report — Vivendi Universal     53

3     Information Concerning the Company — Corporate Governance

4  Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation and Organization of the Work of the Supervisory Board and Internal Audit Procedures – Fiscal Year 2005
p. 102

4.1. Conditions of Preparation and Organization of the Work of the Supervisory Board – Corporate Governance	p. 102
4.1.1. Information of the Supervisory Board	p. 102
4.1.2. Assessment of Functioning of the Supervisory Board	p. 103

4.2. Internal Control Procedures	p. 103
4.2.1. Definition and Objectives of Internal Control	p. 103
4.2.2. Scope of Internal Control	p. 103
4.2.3. Key Processes in the Company	p. 104
4.2.4. Management of Internal Control	p. 105
4.2.5. Actions Carried Out in 2005 and Action Plans for 2006	p. 106

5  Statutory Auditors’ Report Drawn up Pursuant to the Last Subsection of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Supervisory Board on the Internal Audit Procedures Relating to the Financial and Accounting Information – Fiscal Year ended on December 31, 2005
p. 108

6 Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005	p. 109
6.1. Agreements authorized during the year	p. 109
6.1.1. Service contract with the firm Conseil DG	p. 109
6.1.2. Agreement on the additional pension plan	p. 109

6.2. Agreements approved during previous years that continued to be implemented during the year	p. 110
6.2.1. Agreement on the waiver of interest on current accounts	p. 110
6.2.2. Support agreement	p. 110
6.2.3. Agreements related to the restructuring of UGC	p. 110
6.2.4. Agreements with Veolia Environnement	p. 110
6.2.5. Agreement with Vinci	p. 111
54     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
General Information Concerning the Company
1 General Information Concerning the Company
From the date of incorporation until the Combined Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2005, the Company was a société anonyme à Conseil d’administration (a company with a single unified Board of Directors). Since the date of this Shareholders’ Meeting, during which the change of the corporate management structure and the new by-laws were approved, Vivendi Universal is a société anonyme à Directoire et Conseil de surveillance (a company with a Management Board and a Supervisory Board).
1.1. Corporate and Commercial Name
Pursuant to Article 1 of the by-laws, the corporate name of the Company is Vivendi Universal. A change of the corporate name from Vivendi Universal to “Vivendi” is submitted for approval by the shareholders at the meeting scheduled for April 20, 2006.
1.2. Place of Registration and Registration Number
The Company is registered with the Registre du Commerce et des Sociétés de Paris (Paris Commercial and Corporate Registry) under the reference 343 134 763. Its Siret number is 343 134 763 00048 and its APE code is 741J.
1.3. Date of Incorporation and Term
As set forth in Article 1 of the by-laws, the Company’s term is 99 years from the date of December 18, 1987. The Company’s term shall expire on December 17, 2086, except in the event of an early dissolution or unless extended.
1.4. Registered Office, Legal Form and Legislation Applicable to the Business of Vivendi Universal
Pursuant to the provisions of Article 3 of the by-laws, the registered office of the Company is located at 42, avenue de Friedland - 75380 Paris Cedex 08 - France.
Pursuant to the provisions of Article 1 of the by-laws, Vivendi Universal is a limited liability company (société anonyme) with a Management Board (Directoire) and a Supervisory Board (Conseil de surveillance). The Company is governed by the French legislative and regulatory provisions on corporations and, in particular, by the provisions of the French Commercial Code (Code de Commerce).
1.5. Fiscal Year
Pursuant to the provisions of Article 18 of the by-laws, the Company’s fiscal year shall commence on January 1st and end on December 31st.
1.6. Access to Legal Documents
The legal documents concerning the Company may be examined at the Company’s registered office.
2005 Annual Report — Vivendi Universal     55

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
2 Additional Information Concerning the Company
2.1. Memorandum and By-laws
2.1.1. Corporate Purpose
Pursuant to the provisions of Article 2 of the by-laws, the Company has the main following purposes, directly or indirectly, in France and in all countries:
•	to provide any direct or indirect telecommunications, including media and entertainment activities, and any interactive services, to individual, business or public-sector customers,

•	to market any products and services related to the foregoing,

•	to engage in any commercial, industrial, financial, stock, share and real-estate transactions, directly or indirectly, related to the aforementioned purpose or to any other similar or related purposes, or contributing to the fulfillment of these purposes, and, more generally, the management and acquisition, either by subscription, purchase, contribution, exchange or through any other means, of shares, bonds and any other securities of companies already existing or to be formed and the right to sell such securities.
2.1.2.	Description of Rights, Preferences and Restrictions Attached, if Applicable, to the Shares and to Each Class of Existing Shares
Pursuant to the provisions of Articles 4 and 5 of the by-laws, the shares are all of the same class and take the form of registered shares or bearer shares, subject to applicable laws and regulations.
Pursuant to the provisions of Article 6 of the by-laws, each share carries a right of ownership of the Company’s assets and liquidation surplus, in a proportion equal to the fraction of the share capital it represents. Whenever the accumulation of several shares is necessary in order to exercise any rights, shareholders may only exercise such rights in the event they combine the necessary shares. The subscription right attached to shares belongs to the beneficial owner (“usufruitier”).
2.1.3. Description of Action Necessary to Change the Rights of Shareholders
In connection with any changes in the share capital or rights attached to shares, the Company’s by-laws do not contain any provisions more stringent than is required by law, unless otherwise provided by the Support Agreement for the preservation of the rights of the holders of exchangeables, issued by Exchange Co. (a wholly-owned Canadian subsidiary of Vivendi Universal), in favor of the Canadian shareholders, at the time of the merger of Vivendi, Canal+ and Seagram in December 2000.
2.1.4. Shareholders’ Meetings
Pursuant to the provisions of Articles 16 and 17 of the by-laws, Shareholders’ Meetings are convened and held in accordance with applicable law.
Shareholders’ Meetings are held at the Company’s registered office, or at any other place indicated in the notice of meeting. When convening the meetings, the Management Board may decide to publicly broadcast the Shareholders’ Meeting in full, via videoconference or tele-transmission. If applicable, this decision shall be published in the notice of meeting.
Two members of the Workers’ Committee, appointed by such Committee, may also attend the Shareholders’ Meetings. The Chairman of the Management Board or any other authorized person, provides notice, by any means, to the Workers’ Committee of the date and location of any Shareholders’ Meetings.
Each shareholder, without regard to the number of shares held, is entitled, upon proof of his/her identity and capacity, to attend Shareholders’ Meetings subject to:
•	for holders of registered shares: entry in the Company’s share register,

•	for holders of bearer shares: the filing of a certificate, at the place indicated in the notice of meeting, issued by an accredited financial intermediary and certifying that the shares held in their name are not transferable until the date of the Shareholders’ Meeting, and, if applicable, the Company must be provided with any documents required to prove his/her identity, in accordance with applicable law.
These formalities must be fulfilled prior to 3:00 p.m. (Paris time) on the day before the Shareholders’ Meeting, unless the deadline is shortened by applicable law and regulations or the notice of meeting specifies a tighter deadline.
The shares’ registration or the certificate of non-transferability may only be revoked by the shareholder in accordance with applicable law and regulations.
56     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
In all Shareholders’ Meetings, the voting rights attached to shares belong to the beneficiary of the legal title to the shares (“nu-propriétaire”).
Subject to applicable law and regulations, shareholders may send their proxy and voting forms for any Shareholders’ Meeting by mail, either in paper form or where approved by the Management Board and published in the notice of meeting by tele-transmission.
The Management Board may decide that shareholders may participate and vote in any Shareholders’ Meetings by videoconference and/or tele-transmission, subject to applicable law and regulation. In such a case, shareholders participating in the Shareholders’ Meeting by videoconference or by any other means of telecommunication, in accordance with applicable law and regulation, shall be deemed present at the meeting for the purposes of calculating quorum and majority requirements.
Shareholders’ Meetings are chaired by the Chairman of the Supervisory Board.
Each shareholder is entitled a number of votes equal to the number of shares he/she owns or represents.
2.1.5. Fixation, Allocation and Distribution of Net Earnings
Pursuant to the provisions of Article 19 of the by-laws, the statement of income summarizes income and expenses for the fiscal year, showing statutory net income for the fiscal year as the difference between the two, after deduction of amortization, depreciation and provisions.
At least 5% of the fiscal year’s earnings, reduced where applicable by deferred losses, shall be withheld for allocation to the statutory reserve fund. This withholding ceases to be mandatory when the statutory reserve fund reaches an amount equal to 10% of the share capital. Such deductions shall be resumed if, for any reason, the legal reserve falls below one-tenth of the share capital.
The Shareholders’ Meeting may set apart such amounts as the Management Board shall see fit, for transfer to contingency funds, to ordinary or extraordinary revenue reserves, to retained earnings or for distribution.
Distributable earnings are equal to the net income for the fiscal year, less losses carried-forward and amounts allocated to reserves created, pursuant to applicable law or the Company’s by-laws, plus carry-forward earnings.
Dividends are paid out of earnings from the fiscal year.
Except in the event of a reduction in capital, no dividends shall be distributed to shareholders when shareholders’ equity is, or would become, as a result of such distribution, less than the amount of the capital plus reserves for which a distribution is not permitted by applicable law or by the Company’s by-laws.
Revaluation surpluses may not be distributed, but may be capitalized in full or in part.
The Shareholders’ Meeting may resolve to distribute sums from available reserves by specifically detailing the reserve line items from which the proceeds shall be distributed.
The terms of payment of dividends are determined by the Shareholders’ Meeting, or upon failing such determination, by the Management Board. Dividends must be paid in no event later than nine months following the end of the fiscal year, unless the period is extended by court order.
The General Shareholders’ Meeting has the right to grant each shareholder the option, with respect to all or part of the dividend or interim dividends distributed, to choose between the payment of dividends in cash, in shares or payment in kind.
Dividends remaining unclaimed for a period of five years after the declaration date are no longer distributable under applicable statutes of limitation.
2.1.6. Description of Provisions Having an Effect of Delaying, Deferring or Preventing a Change in Control
The by-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company.
2.1.7. Provision Governing the Ownership Threshold Above Which Shareholder Ownership Must be Disclosed
Pursuant to the provisions of Article 5 of the by-laws, the Company at any time, in accordance with applicable law and regulations, may request from the relevant central depository for financial instruments, to provide information relating to shares of the Company conferring a voting right at Shareholders’ Meetings, whether or not immediately.
Failure by shareholders or intermediaries to comply with the above requirements may lead to the suspension or suppression of dividends and/or voting rights, as permitted by law.
Any person, acting alone or in concert, who directly or indirectly becomes the holder of a fraction of the capital, voting rights or securities giving access to the share capital of the Company, equivalent to or in excess of 0.5% or a multiple of this fraction, shall send a notice to the Company, by registered letter with acknowledgment of receipt, within fifteen days of exceeding any
2005 Annual Report — Vivendi Universal     57

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
of these thresholds, of the total number of shares, voting rights or securities giving access to the share capital of the Company, which such person directly or indirectly holds, whether alone or in concert.
Failure to comply with this notification requirement is subject to penalties in accordance with applicable law, upon the request, recorded in the minutes of the Shareholders’ Meeting, of one or more shareholders holding at least 0.5% of the Company’s share capital.
Any person, acting alone or in concert, shall inform the Company, within fifteen days, if the percentage of share capital or voting rights which it holds falls below any of the above-mentioned thresholds in the sub-paragraph of this paragraph 3.
2.1.8.	Description of the Conditions Governing Changes in the Share Capital, Where Such Conditions are More Stringent Than Required by Law
None.
2.2. Share Capital
2.2.1. Amount of Issued Capital
As at December 31, 2005, the Company’s share capital was €6,344,125,265.50, divided into 1,153,477,321 shares, with a nominal value of €5.50.
All shares may be held in registered or bearer form and are freely negotiable. The shares are traded on the compartment A of Eurolist, Euronext Paris S.A. (ISIN Code: FR0000127771).
2.2.2. Shares not Representing Capital
None.
2.2.3. Amount of Non-issued Capital
List of delegated powers and authorizations approved by the Combined Shareholder’s Meeting held on April 28, 2005 and submitted for approval at the Combined Shareholder’s Meeting to be held on April 20, 2006:
Issue of securities with preferential subscription rights

Nature of transaction	Source (resolution	Term of the	Maximum amount	Maximum nominal
	number)	authorization	of issue based on a	increase in the share
		and expiry date	share price of € 24	capital (in euros)

1 billion (a) (c)
Share capital increase (ordinary shares		26 months		representing 16.5% of the current
and other securities giving rights to capital)	7th-2005	(June 2007)	4.363 billion	share capital
Share capital increase by incorporation		26 months
of reserves	10th-2005	(June 2007)	2.181 billion	500 million (b)
Issues of securities without preferential subscription rights

Nature of transaction	Source (resolution	Term of the	Maximum amount	Maximum nominal
	number)	authorization	of issue	increase in the share
		and expiry date		capital (in euros)

Capital increase (ordinary shares and		26 months
other securities giving rights to capital)	8th-2005	(June 2007)	2.181 billion	500 million (b) (c)
58     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
Capital increase for the benefit of employees

Nature of transaction	Source	Term of the authorization
	(resolution number)	and expiry date	Characteristics

Capital increase for employee members of the Group Savings Plan	11th-2005	26 months	Maximum of 1.5%
		(June 2007)	of the share capital on
the date of the Management
Board’s decision (b)(d)
Stock options (subscription options only)	12th-2005	36 months	Maximum of 2.5%
Exercise price fixed without discount		(April 2008)	of the share capital on the
date of the Management
Board’s decision (b) (e)
Granting of existing or future free restricted stocks	13th-2005	36 months	Maximum of 0.5%
		(April 2008)	of the share capital on
the date of granting (f)
Share repurchase program

Concerned securities	Source (resolution	Term of the authorization
	number)	and expiry date	Characteristics

		18 months	Statutory limit
	30th-2005	(October 2006)	Maximum purchase price: €40 (g)
		18 months	Statutory limit
Shares repurchases	10th -2006	(October 2007)	Maximum purchase price: €35
24 months
	14th-2005	(April 2007)	10% of the share capital
24 months
Cancellation of shares	11th -2006	(April 2008)	10% of the share capital

(a)	Global amount for capital increases, all transactions included.

(b)	This amount shall be counted against the maximum aggregate amount of €1 billion, as authorized in the seventh resolution.

(c)	Amount likely to be increased up to the limit of 15%, in the event of supplementary subscription requests (ninth resolution - 2005).

(d)	Implemented up to 0.22%.

(e)	Implemented up to 0.003%.

(f)	Not implemented.

(g)	Implemented up to 0.29%.
2.2.4. Shares Held by the Company
2.2.4.1. ASSESSMENT OF THE PREVIOUS SHARE REPURCHASE PROGRAM
The Ordinary Shareholders’ Meeting held on May 6, 2004 had authorized the Board of Directors by virtue of its sixteenth resolution to implement a share repurchase program. This authorization was implemented on January 24, 2005 pursuant to delegations of the Board of Directors dated June 29th and December 7, 2004. The share repurchase program prospectus established pursuant to this authorization received the approval or visa of the Autorité des Marchés Financiers (AMF) on January 21, 2005 under the reference number 05-032.
On December 31, 2004, Vivendi Universal held 561,968 of its own shares. From January until April 2005, Vivendi Universal repurchased 2,145,020 shares directly on the market at an average price of €23.95 in connection with the hedging of stock option plans. During the year 2005, no other repurchases (other than in connection with the liquidity agreement) were carried out. In 2005, Vivendi Universal transferred 721,047 shares at an average price of €15.85 pursuant to the exercise of stock options. The Company did not proceed to the cancellation of any shares acquired under this repurchase program.
2.2.4.2. CURRENT SHARE REPURCHASE PROGRAM
A share repurchase program was implemented on December 21, 2005 pursuant to a delegation of the Management Board, dated
2005 Annual Report — Vivendi Universal     59

3     Information Concerning the Company — Corporate Governance
        Additional Information Concerning the Company
October 5, 2005, by virtue of the thirtieth resolution of the Combined Shareholders’ Meeting, dated April 28, 2005.
A description of this share repurchase program was posted on the AMF’s website (www.amf-france.org) and on the Company’s website (www.vivendiuniversal.com) on December 20, 2005. A summary of this program was published in the French daily newspaper La Tribune on December 21, 2005.
The Combined Shareholders’ Meeting held on April 28, 2005 authorized the Company to purchase its own shares in an amount of up to 10% of its share capital, with a maximum repurchase price per share of €40. On October 5, 2005, the Management Board resolved to reduce this percentage to 0.14%, representing 1.6 million shares, for direct repurchases (other than repurchases in connection with the liquidity agreement) and to reduce the maximum repurchase price per share to €32.
The purposes of this share purchase program are presented below, in descending order: the retention and delivery of shares for payment or exchange in relations to external growth transactions, the hedging of stock option plans and the market making of the shares in the secondary market pursuant to a liquidity agreement established in conformity with the professional code of ethics of the AFEI, the French Association of Investment Firms. The duration of this program is 18 months from the Combined Shareholders’ Meeting of April 28, 2005 and it will expire on October 27, 2006.
As at December 20, 2005, Vivendi Universal held 2,000,941 of its own shares, of which 1,983,500 were for hedging stock option plans, 2,441 shares were recorded as other investment securities and the remaining 15,000 shares were recorded in the liquidity account for the liquidity agreement.
Between December 21st and December 23, 2005, Vivendi Universal repurchased 1,200,000 of its own shares on the open market at an average price per share of €26.38. These shares were repurchased in order to be delivered subsequently in relations to external growth transactions. As at the date of this document, no other direct purchases have been made on the stock market since December 23, 2005.
On December 28, 2005, Vivendi Universal sold 903,499 of its own shares to its subsidiary VUG Acquisition Corp. by means of an investment service agreement entered into with BNP Paribas, for a share price of €26.70 equal to the closing price of December 27, 2005. This sale was made in connection with the acquisition by VUG Acquisition Corp. of a 100% stake in RPO Acquisition Co., which owns High Moon, a studio developing video games.
In addition, between December 20, 2005 and December 31, 2005, Vivendi Universal did not transfer or sell any other shares.
The Company did not proceed to the cancellation of any shares acquired under this repurchase program.
2.2.4.3.	TOTAL GROSS FLOWS OF PURCHASES AND SALES/ TRANSFERS FROM JANUARY 1, 2005 TO DECEMBER 31, 2005 (EXCLUDING THE LIQUIDITY AGREEMENT)

	Purchases	Transfers/Sales

Number of securities	3,345,020	1,624,546
Average price per share (in euros)	24.82	21.89
Total value (in euros)	83,038,987	35,554,678
2.2.4.4. LIQUIDITY AGREEMENT
On January 3, 2005, Vivendi Universal entered into a liquidity agreement with Rothschild & Cie Banque, established in conformity with the professional code of ethics of the AFEI. The term of this agreement is one year renewable by tacit agreement. Vivendi Universal allocated €76 million to implement this agreement.
In 2005, 8,342,326 shares were repurchased for a value of €211,532,441.70, and a total number of 8,142,326 shares were sold for a value of €208,367,823.60 pursuant to the implementation of this liquidity agreement.
In connection with this liquidity agreement, as at December 31, 2005, the following resources were held in the liquidity account of the Company: 200,000 shares and €74,130,756. In 2005, the Company recognized capital gains in the amount of €2,129,381.90 pursuant to this liquidity agreement.
2.2.4.5. TREASURY SHARES
Position as at December 31, 2005
As at December 31, 2005, Vivendi Universal held 2,482,442 of its own shares having each a nominal value of €5.50, representing 0.22 % of the share capital of the Company, including 1,983,500 shares for the hedging of stock option plans, 296,501 shares for external growth transactions and 2,441 shares which were recorded as other investment securities. Vivendi Universal has allocated the remaining 200,000 shares to the liquidity agreement. As at December 31, 2005, the book value of shares held by the Company amounted to €60,639,950.61, representing a market value of €65,685,415.32.
For the year 2005, the Company incurred costs relating to the purchase and transfer/sale transactions as well as the management fee for the liquidity agreement in the amount of €771,272.80.
2.2.4.6. CROSS-SHAREHOLDING
As at December 31, 2005, the subsidiaries of Vivendi Universal held 16,506 shares representing less than 0.001% of the share capital of the Company.
60     2005 Annual Report — Vivendi Universal

Information Concerning the Company – Corporate Governance     3
Additional Information Concerning the Company
2.2.4.7. OPEN POSITIONS ON DERIVATIVE FINANCIAL INSTRUMENTS (AS OF DECEMBER 31, 2005)
The following table is a summary of the call options purchased by the Company in order to hedge the stock option plans allocated to employees of the Group. These options have characteristics identical to those of these plans.

	Name of
Transaction	the inter-	Number of	Expiry	Exercise
date	mediary	options	date	price		Premium

	BNP
06/28/2001	Paribas	926,853	05/23/2008		€111.44	€2.00
	BNP
06/28/2001	Paribas	926,853	05/23/2008		€111.44	€2.00
	BNP
06/28/2001	Paribas	926,854	05/23/2008		€111.44	€4.69
	BNP
06/28/2001	Paribas	1,038,000	11/23/2008		€83.74	€7.40
	BNP
06/28/2001	Paribas	1,038,000	11/23/2008		€83.74	€7.40
	BNP
06/28/2001	Paribas	1,038,000	11/23/2008		€83.74	€11.49
	BNP
06/28/2001	Paribas	1,834,867	12/11/2008		€78.64	€9.00
	BNP
06/28/2001	Paribas	1,834,867	12/11/2008		€78.64	€9.00
	BNP
06/28/2001	Paribas	1,834,867	12/11/2008		€78.64	€13.17
	BNP
06/28/2001	Paribas	3,700,000	12/11/2008		€78.64	€13.17
	BNP
06/28/2001	Paribas	1,791,659	12/11/2008	US$	67.85	€9.96
	BNP
06/28/2001	Paribas	1,791,659	12/11/2008	US$	67.85	€9.96
	BNP
06/28/2001	Paribas	1,791,660	12/11/2008	US$	67,85	€14.76
	BNP
06/28/2001	Paribas	1,500,000	12/11/2008	US$	67.85	€14.76
	Société
12/18/2002	Générale	2,182,107	07/03/2006		€49.13	€2.34
	Société
12/18/2002	Générale	43,881	01/22/2007		€59.64	€2.33
	Société
12/18/2002	Générale	3,317,639	04/08/2007		€63.21	€2.23
	Société
12/18/2002	Générale	15,424	09/10/2007		€60.10	€2.83
	Société
12/18/2002	Générale	2,274,293	11/25/2007		€60.88	€3.08
	Société
12/18/2002	Générale	3,426	03/10/2008		€103.42	€1.94
	Société
12/18/2002	Générale	13,710	11/23/2008		€81.43	€9.35
2.2.5. Convertible, Exchangeable Securities or Securities with Warrants
2.2.5.1. CONVERTIBLE BONDS INTO NEW SHARES OR EXCHANGEABLE INTO EXISTING SHARES (OCEANEs)
There are no outstanding OCEANEs.
2.2.5.2. BONDS MANDATORILY REDEEMABLE IN SHARES (ORAs)
On November 19, 2002, bonds mandatorily redeemable in shares (ORAs) were issued for a nominal amount of €999.99 million, bearing interest at the annual rate of 8.25%, for a three-year term, from the date of clearance or settlement, or November 25, 2005. This bond issue is comprised of 78,678,206 ORAs, having a nominal value of €12.71 per unit.
These ORAs are listed on the Compartment A, Eurolist, Euronext Paris SA (ISIN Code: FR0000188831).
On the final maturity date of November 25, 2005, 78,669,500 ORAs remained outstanding, which resulted in the issuance of 78,669,500 new shares.
2.2.5.3. WARRANTS (BSAs)
There are no outstanding BSAs.
2.2.6. Stock Option Plans
2.2.6.1. GRANTING CRITERIA
The granting of purchase and subscription options depends on three factors, including the degree of responsibility, performance and the identification of the executives with great potential or having performed significant operations.
Stock Subscription Plans
The plans granted in 2002 and January 2003 have an eight-year term. Each of the plans granted in May 2003, December 2003, May 2004, April 2005 and June 2005 have a ten-year term. The ex-Pathé 1997 plan expired in 2005.
Since its creation in December 2000, Vivendi Universal has set up seven stock option plans (subscription options) in 2002, 2003, 2004 and 2005, under which a total of 35,982,900 options have been granted since 2000, representing 3.12% of Vivendi Universal share capital as at December 31, 2005:
•	3,619,300 options, representing 0.33% of the share capital, were granted on October 10, 2002 to 51 beneficiaries at an exercise price of €12.10 for Vivendi Universal shares or $11.79 for ADSs,
•	1,660,000 options, representing 0.16% of the share capital, were granted on January 29, 2003 to 35 beneficiaries at an exercise price of €15.90 for Vivendi Universal shares or $16.85 for ADSs,
2005 Annual Report — Vivendi Universal     61

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
•	11,299,000 options, representing 1.06% of the share capital, were granted on May 28, 2003 to 489 beneficiaries at an exercise price, without discount, of €14.40 for Vivendi Universal shares or $16.44 for ADSs,
•	1,015,000 options, representing 0.09% of the share capital, were granted on December 9, 2003 to 80 beneficiaries at an exercise price, without discount, of €19.07 for Vivendi Universal shares or $22.59 for ADSs,
•	9,279,600 options, representing 0.87% of the share capital, were granted on May 21, 2004 to 563 beneficiaries at an exercise price, without discount, of €20.67 for Vivendi Universal shares or $24.61 for ADSs,
•	9,071,000 options, representing 0.85% of the share capital, were granted on April 26, 2005 to 656 beneficiaries at an exercise price, without discount, of €23.64 for Vivendi Universal shares or $30.63 for ADSs,
•	39,000 options, representing 0.004% of the share capital, were granted on, June 28, 2005 to four beneficiaries at an exercise price, without discount, of $30.63 for ADSs.
As at December 31, 2005, under all the stock option plans adopted since 1998, a total of 33,684,358 options were outstanding (after deduction of the numbers of stock options exercised or cancelled pursuant to the expiration of certain plans and the departure of certain beneficiaries holding them), representing a maximum nominal increase in the share capital of 185,263,969, representing a potential dilution percentage of 2.92%.
Stock Purchase Plans
The September 1997 plan, the ex-Canal+ plans of June 1999 and September 1999 expired in 2005.
Since its incorporation in December 2000, Vivendi Universal has set up three stock purchase plans, each having an eight-year term:
•	10,886,898 options, representing 1% of the share capital, were granted on December 11, 2000 to 3,681 beneficiaries at an exercise price, without discount, of €78.64 for Vivendi Universal shares or $67.85 for ADSs,
•	5,200,000 options (SO IV plan), representing 0.48% of the share capital, were granted on December 11, 2000 to 91 beneficiaries at an exercise price of €76.47 for Vivendi Universal shares or $65.74 for ADSs and subject to the over-performance of Vivendi Universal’s stock price vis-à-vis the combined index, comprised of 60% MSCI and 40% Stoxx Media,
•	13,333,627 options, representing 1.23% of the share capital, were granted on October 10, 2001 to 2,816 beneficiaries at an exercise price, without discount of €48.20 for Vivendi Universal shares or $44.25 for ADSs.
2.2.6.2. PLAN CHARACTERISTICS
Except for the SO 10 and SO 100 plans, each dated November 25, 1999 and for plans assumed in connection with the combined transactions (refer below), the main characteristics of the option plans are as follows:
Standard Option Plans
The options shall vest annually in 1/3 parts over three-year periods. The options are exercisable, in one or more phases, two years after the grant in the proportion of 2/3 of the total grant and up to 100% three years after the grant. Shares obtained upon exercise of the options are freely tradeable upon the expiration of the beneficial holding period applicable to beneficiaries who are French tax residents (currently a four-year period).
SO III (over-performance options)
The options granted under SO III vest and become exercisable after a five-year period beginning May 11, 1999 and remain exercisable until the expiration of the eight-year term of the plan. The number of options that can be exercised will be determined upon the performance of Vivendi Universal’s stock price vis-à-vis a benchmark price index composed of a basket of indexes, which includes 55% Media, 35% Telecoms and 10% Utilities.
SO IV (over-performance options)
The options granted under SO IV vest and become exercisable after a six-year period following the date of grant (December 11, 2000) and remain exercisable until the expiration of the eight-year term of the plan; provided, however, that the vesting of such options will be accelerated based on the performance of Vivendi Universal’s stock price vis-à-vis the movement of the combined index, comprised of 60% MSCI and 40% Stoxx Media, as follows:
•	if, after a three-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 9% or more,

•	if, after a four-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 12% or more, or

•	if, after a five-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 15% or more.
In addition, following each of the third, fourth and fifth anniversaries of the date of grant, the vesting of such options will be accelerated after each quarter if the performance of Vivendi Universal’s stock price exceeds the index performance by the percentage required for the period examined, increased by 0.75% per quarter (x% + 0.75% per quarter).
In the event of a tender offer, the options will vest and become immediately exercisable. In addition, the underlying shares will be freely transferable.
62     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
2.2.6.3. DETAILED INFORMATION ON STOCK OPTION PLANS
Stock Purchase Plans

Date of the		Date of	Grant	Number of options granted				Vesting	Expiration	Exercise	Number of options
Shareholders’ Meeting		meetings	date	Total number		of which: number		date for	date	price	Exercised	Cancelled	Outs-
		of the				of options granted		exercise of		adjusted	in 2005	in 2005	tanding as
		Board of				to members of		options		(a)	(adjusted	(adjusted	at December
		Directors				governing bodies					number)	number)	31, 2005
											(a)	(a)	(adjusted
				of bene-	of	Number	Number						number)
				ficiaries	options	of bene-	of						(a)
						ficiaries	options

SO II	06/11/1997	09/17/1997	09/17/1997	290	1,260,960	20	494,480	09/18/1999	09/17/2005	€30.06		966,384	0
	05/15/1998	07/03/1998	07/03/1998	648	2,192,760	13	598,857	07/04/2000	07/03/2006	€49.13		21,946	2,158,111
	05/15/1998	01/22/1999	01/22/1999	13	42,672			01/23/2001	01/22/2007	€59.64			43,887
	05/15/1998	04/08/1999	04/08/1999	818	3,302,569	11	1,068,015	04/09/2001	04/08/2007	€63.21		17,877	3,296,676
SO III	05/15/1998	05/11/1999	05/11/1999	53	5,729,237	10	2,392,259	05/12/2004	05/11/2007	€71.00		62,676	5,734,782
	05/15/1998	09/10/1999	09/10/1999	2	15,000			09/11/2001	09/10/2007	€60.10			15,425
	05/15/1998	11/25/1999	11/25/1999	3	9,000			11/26/2001	11/25/2007	€60.88			9,256
SO 10	05/15/1998	11/25/1999	11/25/1999	189,207	1,919,520	10	1,100	11/26/2002	11/25/2007	€60.88			2,108,963
et 100	05/15/1998	11/25/1999	11/25/1999	28,362	283,620			11/26/2002	11/25/2007	$61.83			311,982
ex Canal+	05/28/1998	06/08/1999	06/08/1999	3	27,600			06/08/2000	06/08/2005	€60.68		26,327	0
	05/28/1998	09/22/1999	09/22/1999	2	47,000			09/23/2000	09/22/2005	€60.88		48,328	0
	05/15/1998	03/10/2000	03/10/2000	2	5,000			03/11/2002	03/10/2008	€103.42			5,142
	05/15/1998	05/23/2000	05/23/2000	1,047	2,783,560	12	914,000	05/24/2002	05/23/2008	€108.37		3,431	2,624,142
	09/21/2000	11/23/2000	11/23/2000	1	20,000			11/24/2002	11/23/2008	€81.43			20,568
	09/21/2000	11/23/2000	11/23/2000	511	3,114,000			11/24/2002	11/23/2008	€81.43		14,399	2,726,474
	09/21/2000	12/11/2000	12/11/2000	1,988	5,508,201	12	1,489,771	12/12/2002	12/11/2008	€76.47		30,875	4,456,547
	09/21/2000	12/11/2000	12/11/2000	1,693	5,378,697	2	1,605,400	12/12/2002	12/11/2008	$65.74		10,399	4,584,544
SO IV	09/21/2000	12/11/2000	12/11/2000	65	3,700,000	12	1,925,000	12/12/2006	12/11/2008	€76.47		25,710	2,416,713
	09/21/2000	12/11/2000	12/11/2000	26	1,500,000	3	700,000	12/12/2006	12/11/2008	$65.74			1,264,329
	09/21/2000	03/09/2001	03/09/2001	1	2,000			03/10/2003	03/09/2009	€67.83			1,368
	09/21/2000	03/09/2001	03/09/2001	2	127,500			03/10/2003	03/09/2009	$63.75			7,740
	09/21/2000	04/24/2001	04/24/2001	2	11,000			04/25/2003	04/24/2009	€73.42			11,312
	09/21/2000	09/25/2001	10/10/2001	1,545	6,999,322	14	1,553,157	10/11/2003	10/10/2009	€46.87		65,479	6,020,617
	09/21/2000	09/25/2001	10/10/2001	1,271	6,334,305	6	1,653,265	10/11/2003	10/10/2009	$42.88		14,811	4,601,552
	11/13/2000	09/25/2001	10/10/2001	41	304,959	3	62,254	10/11/2003	10/10/2009	€46.87			295,061
	04/17/2000	09/25/2001	10/10/2001	361	917,995	2	32,080	10/11/2003	10/10/2009	€46.87		37,417	694,605
	04/17/2000	09/25/2001	10/10/2001	15	75,712			10/11/2003	10/10/2009	$42.88			58,576
	04/17/2000	09/25/2001	10/10/2001	33	586,950	2	54,180	10/11/2003	10/10/2009	€57.18			485,947
	04/17/2000	09/25/2001	10/10/2001	4	78,260			10/11/2003	10/10/2009	$52.31			59,029
	09/21/2000	01/24/2002	01/24/2002	46	56,392			01/25/2004	01/24/2010	€53.38			36,424
	09/21/2000	01/24/2002	01/24/2002	1	200,000			01/01/2007	01/24/2010	€53.38			205,668
	09/21/2000	01/24/2002	01/24/2002	4	1,200,000	1	150,000	01/25/2003	01/24/2010	$45.64			1,186,789
	09/21/2000	03/05/2002	03/20/2002	1	200,000			03/21/2004	03/20/2010	$37.98			206,424
	09/21/2000	04/24/2002	04/24/2002	2	404,000			04/25/2003	04/24/2010	€37.83			4,114
	09/21/2000	04/24/2002	04/24/2002	2	200,000			04/25/2004	04/24/2010	$33.26			206,435
	09/21/2000	05/29/2002	05/29/2002	1	75,000			05/30/2004	05/29/2010	€33.75			75,000
	09/21/2000	05/29/2002	05/29/2002	1	20,000			05/30/2004	05/29/2010	$31.62			20,000
										Total		1,346,059	45,954,202

(a)	Adjustment subsequent to the payment of the 2001 fiscal year dividend taken from available reserves.

2005 Annual Report — Vivendi Universal     63

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
Stock Subscription Plans

Date of							Vesting	Expiration	Exercise
the meeting	Date of the	Grant date	Number of options granted				date for	date	price		Number of options
	meeting of		Total number		of which: number of options		exercise of				Exercised	Cancelled	Outstanding
	the Board				granted to members		options				in 2005	in 2005	as at
	of Directors				of governing bodies								December 31,
	or of the		of	of	Number	Number							2005
	Management		benefi-	options	of benefi-	of options
	Board		ciaries		ciaries

06/21/1996(a)	09/10/1997	09/10/1997	13	111,150			09/11/1999	09/10/2005	€36.63	(b)		114,312	0
04/28/1998(a)	12/10/1998	12/10/1998	45	285,840			12/11/2000	12/10/2006	€36.37	(b)			289,610	(b)
09/21/2000	09/25/2002	10/10/2002	13	2,451,000	6	1,800,000	10/11/2004	10/10/2010	€12.10		149,000		2,302,000
09/21/2000	09/25/2002	10/10/2002	38	1,168,300	1	100,000	10/11/2004	10/10/2010	$11.79		176,667		675,201
09/21/2000	01/29/2003	01/29/2003	34	1,610,000	8	1,175,000	01/30/2005	01/29/2011	€15.90		10,000		1,583,333
09/21/2000	01/29/2003	01/29/2003	1	50,000	1	50,000	01/30/2005	01/29/2011	$16.85				50,000
04/29/2003	05/28/2003	05/28/2003	414	10,547,000	9	3,000,000	05/29/2005	05/28/2013	€14.40		306,656	295,516	9,800,325
04/29/2003	05/28/2003	05/28/2003	75	752,000	1	180,000	05/29/2005	05/28/2013	$16.44		53,832	10,168	662,000
04/29/2003	12/09/2003	12/09/2003	29	310,000	0	0	12/10/2005	12/09/2013	€19.07			53,334	256,666
04/29/2003	12/09/2003	12/09/2003	51	705,000	0	0	12/10/2005	12/09/2013	$22.59		13,531	133,336	443,133
04/29/2003	05/06/2004	05/21/2004	425	8,267,200	8	2,320,000	05/22/2006	05/21/2014	€20.67			330,841	7,851,159
04/29/2003	05/06/2004	05/21/2004	138	1,012,400	0	0	05/22/2006	05/21/2014	$24.61			109,469	835,431
04/29/2003	03/09/2005	04/26/2005	472	7,284,600	11	2,595,000	04/27/2007	04/26/2015	€23.64			116,500	7,168,100
04/29/2003	03/09/2005	04/26/2005	184	1,786,400	1	125,000	04/27/2007	04/26/2015	$30.63			58,000	1,728,400
04/28/2005	06/28/2005	06/28/2005	4	39,000	0	0	06/29/2007	06/28/2015	$30.63				39,000
									Total		709,686	1,221,476	33,684,358

(a)	Formerly Pathé.

(b)	Adjustment subsequent to the payment of the 2001 fiscal year dividend taken from available reserves.

64     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
Stock Subscription Plans — ADS (ex-Seagram)

Date of	Number of options granted				Vesting	Expiration	Exercise	Number of options
the opening	Total number		Of which: number of options		date for	date	price	Exercised	Cancelled	Outstanding
of the plan			granted to members		exercise		(in US $)	in 2005	in 2005	as at
			of governing bodies.		of options		Adjusted	(adjusted	(adjusted	December 31,
							price (a)	number) (a)	number)	2005
	of bene-	of options	Number of	Number of					(a)	(adjusted
	ficiaries		beneficiaries	options						number)
										(a)

03/15/1995	3,434	1,241,588	1	64,000	03/16/1996	03/15/2005	36.41		1,169,697	0
05/01/1995	2	77,840	1	77,840	05/02/1996	05/01/2005	32.62		69,921	0
05/31/1995	2	280,000			06/01/1996	05/31/2005	35.96		288,955	0
08/01/1995	1	800,000			08/02/1996	08/01/2005	43.45		825,592	0
02/14/1996	4	632,000	1	600,000	02/15/1997	02/14/2006	44.59			644,013
02/14/1996	1	200,000	1	200,000	02/15/1997	02/14/2006	59.30			206,408
03/04/1996	1	12,000			03/05/1997	03/04/2006	42.31			12,386
03/14/1996	134	537,712	2	104,000	03/15/1997	03/14/2006	40.42		12,635	473,242
09/10/1996	89	138,604			09/11/1997	09/10/2006	41.34		22,720	76,863
05/05/1997	32	112,040			05/06/1998	05/05/2007	47.85		8,009	46,967
02/09/1998	5	52,747			02/10/1999	02/09/2008	45.23			54,440
02/06/1995	4	19,219			02/07/1996	02/06/2005	32.50		13,436	0
03/14/1996	423	1,038,746			03/15/1997	03/14/2006	40.42		5,864	971,063
05/05/1997	756	2,611,606	3	144,000	05/06/1998	05/05/2007	47.85		46,333	2,164,112
06/25/1997	3	13,333			06/26/1998	06/25/2007	48.84			8,258
08/18/1997	20	12,106			08/19/1998	08/18/2007	42.28			6,263
01/19/1998	18	53,195			01/20/1999	01/19/2008	37.28		46,591	640
02/09/1998	1	1,860			02/10/1999	02/09/2008	37.28			1,920
02/09/1998	850	3,748,655	3	224,000	02/10/1999	02/09/2008	45.23		61,340	2,420,012
07/01/1998	2	80,000			07/02/1999	07/01/2008	49.62			41,282
08/12/1998	1	16,000			08/13/1999	08/12/2008	40.50			8,257
10/01/1998	1	80,000			10/02/1999	10/01/2008	33.84			82,553
11/09/1998	3	2,200,000	2	2,000,000	11/10/1999	11/09/2008	43.45			2,229,099
11/16/1998	1	80,000			11/17/1999	11/16/2008	41.75			82,568
12/07/1998	1	2,000			12/08/1999	12/07/2008	44.10			826
02/17/1999	819	3,520,994	2	124,000	02/18/2000	02/17/2009	58.02		61,494	2,711,992
04/05/1999	1	56,000			04/06/2000	04/05/2009	63.70			57,794
05/11/1999	421	1,441,553	1	80,000	05/12/2000	05/11/2009	71.88		66,429	927,963
06/18/1999	2	72,000			06/19/2000	06/18/2009	61.01			33,030
11/03/1999	1	428,000			11/04/2000	11/03/2009	57.04			28,899
01/04/2000	1	120,000			01/05/2001	01/04/2010	54.88			123,849
02/15/2000	1	1,600			02/16/2001	02/15/2010	67.45			1,652
02/15/2000	1,490	5,979,780	3	780,000	02/16/2001	02/15/2010	74.41		174,908	4,797,814
03/27/2000	1	6,400			03/28/2001	03/27/2010	74.04			6,605
04/03/2000	1	8,000			04/04/2001	04/03/2010	72.29			8,257
04/05/2000	1	48,000			04/06/2001	04/05/2010	68.54			49,541
05/02/2000	1	225,200			05/03/2001	05/02/2010	65.03			146,956
06/22/2000	2	380,000			06/23/2001	06/22/2010	71.92			61,919
08/16/2000	12	491,360			08/17/2001	08/16/2010	68.66			505,044
							Total		2,873,924	18,992,487

(a)	Adjustment subsequent to the payment of the 2001 fiscal year dividend taken from available reserves.

2005 Annual Report — Vivendi Universal     65

3     Information Concerning the Company — Corporate Governance
        Additional Information Concerning the Company
Stock Purchase Plans – ADS (ex-MP3)

Date of the	Number of options granted		Vesting date	Expiration	Exercise price	Number of options
opening of	Total number		for exercise	date	(in US $)	Exercised in	Cancelled in	Outstanding as
the plan and	of bene-	of options	of options		Adjusted	2005 (adjusted	2005 (adjusted	at December 31,
date of the	ficiaries				price (a)	number) (a)	number) (a)	2005 (adjusted
Board of								number) (a)
Directors

03/26/1999	4	9,180	03/26/2000	03/26/2009	3.58	5,095		0
07/20/1999	23	22,021	07/20/2000	07/20/2009	150.06		420	5,598
07/20/1999	46	19,344	07/20/2000	07/20/2009	300.11		490	0
08/23/1999	13	1,501	08/23/2000	08/23/2009	333.61		14	0
09/06/1999	9	727	09/06/2000	09/16/2009	373.81		196	0
09/27/1999	9	1,082	09/27/2000	09/27/2009	477.64		186	0
10/18/1999	33	958	10/18/2000	10/18/2009	426.05		14	14
11/01/1999	34	11,105	11/01/2000	11/01/2009	519.84		140	0
12/20/1999	75	25,383	12/20/2000	12/20/2009	338.30		93	2,276
12/20/1999	28	47,526	12/20/2000	12/20/2009	338.30			2,388
01/03/2000	1	723	01/03/2001	01/03/2010	365.10		747	0
01/10/2000	1	90	01/10/2001	01/10/2010	326.91		93	0
03/13/2000	6	920	03/13/2001	03/13/2010	248.53		186	0
07/03/2000	200	32,229	07/03/2001	07/03/2010	145.37		601	266
07/03/2000	54	95,432	07/03/2001	07/03/2010	145.37			700
07/30/2000	1	1,550	07/30/2001	07/30/2010	145.37			1,600
07/31/2000	3	537	07/31/2001	07/31/2010	105.85		42	0
08/07/2000	5	5,915	08/07/2001	08/07/2010	95.8			2,799
09/25/2000	3	367	09/25/2001	09/25/2010	42.21			147
10/30/2000	309	363,562	10/30/2001	10/30/2010	37.85		2,448	11,263
11/13/2000	3	1,762	11/13/2001	11/13/2010	37.52			93
11/30/2000	1	6,780	11/30/2001	11/30/2010	64.31		6,998	0
12/26/2000	1	1,808	12/26/2001	12/26/2010	36.17		1,866	0
01/09/2001	2	3,267	01/09/2002	01/09/2011	36.17			3,373
01/09/2001	2	5,771	01/09/2002	01/09/2011	36.17			5,957
02/12/2001	2	13,560	02/12/002	02/12/2011	45.55		6,998	0
04/24/2000	6	2,981	04/24/2001	04/24/2010	113.21		1,167	0
05/01/2000	221	50,900	05/01/2001	05/01/2010	75.03		427	934
09/11/2000	1	1,808	09/11/2001	09/11/2010	60.63			1,866
10/30/2000	1	1,356	10/30/2001	10/30/2010	37.52			1,400
					Total		23,126	40,674

(a)	Adjustment subsequent to the payment of the 2001 fiscal year dividend taken from available reserves.

66     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
Stock Purchase Plans – ADS (ex-USA Networks)

Date of the	Total number	Vesting date for	Expiration	Exercise price
opening of the	of beneficiaries	exercise	date	(in US $)	Number of options
plan and date		of options		Adjusted price on	Exercised in 2005	Cancelled in 2005	Outstanding as
of the Board				05/13/2002 (a)	(adjusted number)	(adjusted number)	at December 31,
of Directors					(a)	(a)	2005 (adjusted
							number) (a)

12/18/2000	62	12/18/2001	12/18/2010	13.7960	8,102		21,942
12/18/2000	175	12/18/2001	12/18/2010	19.0205	177,220		320,597
03/12/2001	3	03/12/2002	03/12/2011	23.8713			55,081
05/30/2001	1	05/30/2002	05/30/2011	25.7248			24,481
07/16/2001	1	07/16/2002	07/16/2011	19.0460			10,000
07/16/2001	1	07/16/2002	07/16/2011	25.7963		19,585	0
07/26/2001	2	07/26/2002	07/26/2011	27.5220		1,958	0
08/06/2001	1	08/06/2002	08/06/2011	27.5732			19,585
09/24/2001	1	09/24/2002	09/24/2011	18.8928			14,689
01/25/2002	1	01/25/2003	01/25/2012	19.6293	295,318		1
01/25/2002	1	01/25/2003	01/25/2012	27.0626			489,605
03/12/2002	1	03/12/2003	03/12/2012	31.5969			97,921
12/15/1998	17	12/15/1999	12/15/2008	9.0589	10,789		52,090
12/15/1998	98	12/15/1999	12/15/2008	12.7654	27,914		66,026
02/12/1998	7	02/12/1999	02/12/2008	9.3534	7,258		42,375
09/28/1998	1	09/28/1999	09/28/2008	11.6485	1,714		0
07/27/1999	23	07/27/2000	07/27/2009	21.9884			13,220
12/20/1999	243	12/20/2000	12/20/2009	20.6710	54,306	1,080	131,208
12/20/1999	291	12/20/2000	12/20/2009	28.4988	75,212	18,382	240,444
03/29/2000	1	03/29/2001	03/29/2010	17.0830			10,125
03/29/2000	2	03/29/2001	03/29/2010	23.5521			7,345
05/10/2000	5	05/10/2001	05/10/2010	22.1479			22,034
05/18/2000	2	05/18/2001	05/18/2010	21.9565			47,738
08/28/2000	1	08/28/2001	08/28/2010	24.5734			11,017
03/12/2001	1	03/12/2002	03/12/2011	23.8713			3,673
04/25/2001	165	04/25/2002	04/25/2011	16.7033	34,968		122,488
04/25/2001	170	04/25/2002	04/25/2011	23.0288	23,151		106,200
				Total	715,952	41,005	1,929,885

(a)	Adjustment subsequent to the payment of the 2001 fiscal year dividend taken from available reserves.

2.2.7.	Acquisition Rights or Obligations Over Authorized but Non-issued Capital
None.
2.2.8.	Conditional or Unconditional Options or Agreements on any Member of the Group
None.
2005 Annual Report — Vivendi Universal     67

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
2.2.9. Change in Share Capital over the Last Five Years

Transaction	Amount					Successive amounts of share capital
	Meeting date	Nominal value	Share premium		Number of	Total number	in euros
		of shares	per share		shares issued	of shares
Merger of Vivendi-Seagram-Canal+	12/08/2000	€5.50	€30.50	(a)	1,029,666,247	1,080,025,747	5,940,141,608.50
ORAs redemption, warrants conversion, exercise of stock options	12/31/2000	€5.50			782,696	1,080,808,443	5,944,446,436.50
Group Savings Plan 3rd block 2000	01/18/2001	€5.50			343,127	1,081,151,570	5,946,333,635.00
ORAs redemption, warrants conversion, exercise of stock options	04/24/2001	€5.50			25,026,898	1,106,178,468	6,083,981,574.00
Group Savings Plan 1st block 2001	04/26/2001	€5.50	€61.82		350,392	1,106,528,860	6,085,908,730.00
ORAs redemption, warrants conversion, exercise of stock options	06/28/2001	€5.50			11,448,920	1,117,977,780	6,148,877,790.00
Cancellation — reallocation	06/28/2001	€5.50			(10,301,924)	1,107,675,856	6,092,217,208.00
Cancellation — Treasury shares	06/28/2001	€5.50			(22,000,000)	1,085,675,856	5,971,217,208.00
Group Savings Plan 2nd block 2001	07/25/2001	€5.50	€53.79		917,745	1,086,593,601	5,976,264,805.50
ORAs redemption, exercise of stock options	09/25/2001	€5.50			3,221,230	1,089,814,831	5,993,981,570.50
Cancellation — reallocation	09/25/2001	€5.50			(3,153,175)	1,086,661,656	5,976,639,108.00
ORAs redemption, exercise of stock options	11/14/2001	€5.50			3,304,178	1,089,965,834	5,994,812,087.00
Cancellation — reallocation	11/14/2001	€5.50			(3,183,881)	1,086,781,953	5,977,300,741.50
Cancellation — treasury shares	11/14/2001	€5.50			(1,484,560)	1,085,297,393	5,969,135,661.50
ORAs redemption, exercise of stock options	12/31/2001	€5.50			530,126	1,085,827,519	5,972,051,354.50
Group Savings Plan 3rd block 2001	01/17/2002	€5.50	€35.56		1,337,609	1,087,165,128	5,979,408,204.00
ORAs redemption, exercise of stock options	01/24/2002	€5.50			737,593	1,087,902,721	5,983,464,965.50
Cancellation — reallocation	01/24/2002	€5.50			(203,560)	1,087,699,161	5,982,345,385.50
ORAs redemption, exercise of stock options	04/24/2002	€5.50			961,530	1,088,660,691	5,987,633,800.50
Cancellation — reallocation	04/24/2002	€5.50			(351,988)	1,088,308,703	5,985,697,866.50
ORAs redemption, exercise of stock options	06/25/2002	€5.50			3,455,065	1,091,763,768	6,004,700,724.00
Cancellation — reallocation	06/25/2002	€5.50			(3,450,553)	1,088,313,215	5,985,722,682.50
ORAs redemption, exercise of stock options	08/13/2002	€5.50			7,195,874	1,095,509,089	6,025,299,989.50
Cancellation — reallocation	08/13/2002	€5.50			(6,890,538)	1,088,618,551	5,987,402,030.50
Cancellation — treasury shares	12/20/2002	€5.50			(20,469,967)	1,068,148,584	5,874,817,212.00
Group Savings Plan 2002	01/15/2003	€5.50	€ 4.96		2,402,142	1,070,550,726	5,888,028,993.00
ORAs redemption	01/29/2003	€5.50			455,510	1,071,006,236	5,890,534,298.00
Cancellation — reallocation	01/29/2003	€5.50			(451,562)	1,070,554,674	5,888,050,707.00
ORAs redemption	07/01/2003	€5.50			209,557	1,070,764,231	5,889,203,270.50
Cancellation — reallocation	07/01/2003	€5.50			(213,505)	1,070,550,726	5,888,028,993.00
Group Savings Plan 2003	07/24/2003	€5.50	€ 6.73		955,864	1,071,506,590	5,893,286,245.00
ORAs redemption	12/09/2003	€5.50			1,787,700	1,073,294,290	5,903,118,595.00
Redemption of 8.25% ORAs	12/09/2003	€5.50			1,920	1,073,296,210	5,903,129,155.00
Cancellation — reallocation	12/09/2003	€5.50			(1,787,700)	1,071,508,510	5,893,296,805.00
ORAs redemption	02/03/2004	€5.50			111,300	1,071,619,810	5,893,908,955.00
Redemption of 8.25% ORAs	02/03/2004	€5.50			181	1,071,619,991	5,893,909,950.50
Cancellation — reallocation	02/03/2004	€5.50			(111,300)	1,071,508,691	5,893,297,800.50
Redemption of 8.25% ORAs	02/29/2004	€5.50			135	1,071,508,826	5,893,298,543.00
ORAs redemption	02/29/2004	€5.50			1,500	1,071,510,326	5,893,306,793.00
ORAs redemption	03/31/2004	€5.50			228,800	1,071,739,126	5,894,565,193.00
ORAs redemption	04/30/2004	€5.50			76,800	1,071,815,926	5,894,987,593.00
ORAs redemption	05/31/2004	€5.50			275,140	1,072,091,066	5,896,500,863.00

(a)	Average bonus including the contribution and merger premiums and the number of shares issued.
68     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company

Transaction	Amount				Successive amounts of share capital
	Meeting date	Nominal value	Share premium	Number of	Total number	in euros
		of shares	per share	shares issued	of shares

Redemption of 8.25% ORAs	06/26/2004	€5.50		2,422	1,072,093,488	5,896,514,184.00
ORAs redemption	06/29/2004	€5.50		20,800	1,072,114,288	5,896,628,584.00
Cancellation — reallocation	06/29/2004	€5.50		(603,040)	1,071,511,248	5,893,311,864.00
Group Savings Plan 2004	07/27/2004	€5.50	€12.70	831,171	1,072,342,419	5,897,883,304.50
ORAs redemption	07/30/2004	€5.50		216,740	1,072,559,159	5,899,075,374.50
Redemption of 8.25% ORAs	09/30/2004	€5.50		180	1,072,559,339	5,899,076,364.50
Stock options exercise	10/30/2004	€5.50	€6.29	225,764	1,072,785,103	5,900,318,066.50
ORAs redemption	10/30/2004	€5.50		25,560	1,072,810,663	5,900,458,646.50
ORAs redemption	11/30/2004	€5.50		61,100	1,072,871,763	5,900,794,696.50
Stock options exercise	12/30/2004	€5.50	€6.29	56,000	1,072,927,763	5,901,102,696.50
ORAs redemption	12/30/2004	€5.50		139,898	1,073,067,661	5,901,872,135.50
Cancellation — reallocation	12/31/2004	€5.50		(443,298)	1,072,624,363	5,899,433,966.50
ORAs redemption — stock options exercises	04/28/2005	€5.50		462,582	1,073,086,945	5,901,978,197.50
Cancellation — reallocation	04/28/2005	€5.50		(367,812)	1,072,719,133	5,899,955,231.50
Group Savings Plan	07/26/2005	€5.50	€13.96	1,399,097	1,074,214,762	5,908,181,191.00
Redemption of 8.25% ORAs	11/29/2005	€5.50		78,669,500	1,153,256,733	6,342,912,031.50
ORAs redemption — stock options exercises	12/05/2005	€5.50		553,252	1,153,340,982	6,343,375,401.00
Cancellation — reallocation	12/05/2005	€5.50		(116,520)	1,153,224,462	6,342,734,541.00
ORAs redemption — stock options exercises	12/31/2005	€5.50		253,099	1,153,477,561	6,344,126,585.50
Cancellation — reallocation	12/31/2005	€5.50		(240)	1,153,477,321	6,344,125,265.50
On December 31, 2005, considering:

•	the 23,798,938 December 2000 ORAs, which could result in the issuance of 18,992,487 shares, after the reallocation of 4,760,628 treasury shares, currently stripped and the cancellation of stock options due to the departure of certain beneficiaries,

•	33,684,358 outstanding stock options, which could result in the issuance of 33,684,358 shares,

the potential share capital was €6,633,847,913 divided into 1,206,154,166 shares.
2005 Annual Report — Vivendi Universal      69

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
2.2.10. Market Information
2.2.10.1. PLACES OF LISTING – STOCK EXCHANGE QUOTATION
Sources: Euronext Paris SA and New York Stock Exchange (NYSE).
Stock Exchange Quotation of Ordinary Shares of Vivendi Universal

Compartment A – Eurolist, Euronext Paris SA
(code: FR0000127771) since December 11, 2000	Average	High	Low	Number of	Transaction
(In euros)	quotation			securities traded	(in euros)

2004
July	21.49	23.29	20.25	146,002,016	3,148,703,135
August	20.12	21.40	19.06	118,868,971	2,391,932,581
September	20.75	21.78	19.89	167,166,721	3,466,597,004
October	21.31	21.98	20.31	137,826,595	2,932,266,382
November	22.35	23.05	21.31	183,041,942	4,096,559,527
December	23.22	24.00	22.10	148,629,922	3,434,038,869
2005
January	24.00	24.62	23.23	109,019,143	2,615,133,424
February	24.47	25.21	23.42	109,402,606	2,671,427,117
March	23.64	24.50	22.78	122,107,385	2,876,368,747
April	23.59	24.50	22.50	169,716,891	4,008,489,008
May	24.29	25.05	23.25	133,912,011	3,241,071,317
June	25.27	26.48	24.46	121,616,371	3,078,676,711
July	26.34	26.90	24.66	95,988,911	2,519,659,761
August	25.91	26.63	24.93	93,472,620	2,419,913,427
September	26.20	27.56	25.12	124,174,649	3,249,618,152
October	26.20	27.50	25.04	126,363,148	3,313,969,031
November	25.58	26.77	24.39	163,284,705	4,160,249,477
December	26.01	26.90	24.71	141,987,662	3,675,242,684
2006
January	26.10	26.88	25.00	170,604,128	4,438,770,472
February	25.63	26.61	24.74	171,299,931	4,388,792,475
70      2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company
Stock Exchange Quotation of Vivendi Universal American Depositary Shares (ADSs)

New York Stock Exchange (symbol V)	Average	High	Low	Number of	Transaction
since December 11, 2000	quotation			securities traded	(in US dollars)
(In US dollars)

2004
July	26.32	28.27	24.74	8,856,800	235,503,467
August	24.54	25.22	23.57	4,032,300	98,574,299
September	25.39	26.50	24.51	4,284,000	108,443,720
October	26.63	27.43	25.94	4,954,100	131,436,710
November	29.02	29.97	27.53	7,863,900	227,791,898
December	31.15	32.28	29.88	5,148,900	159,111,748
2005
January	31.45	32.33	30.64	4,602,700	145,310,283
February	31.91	32.73	31.39	5,221,500	166,692,717
March	31.18	32.15	30.38	5,192,000	161,820,207
April	30.50	31.39	29.65	5,708,000	174,645,388
May	30.79	31.48	29.70	3,426,000	105,857,889
June	30.72	31.54	30.18	5,576,300	170,880,903
July	31.79	32.27	31.06	2,902,600	92,037,377
August	31.81	32.40	30.96	4,376,000	139,219,677
September	32.07	33.01	31.44	6,238,500	200,159,592
October	31.50	32.54	30.09	7,769,200	242,421,475
November	30.27	31.86	28.95	9,018,300	270,768,791
December	30.82	31.85	29.38	8,753,700	271,006,103
2006
January	31.60	32.34	30.48	10,402,000	328,469,128
February	30.58	31.93	29.83	7,219,900	220,728,196
In a press release dated January 17, 2006, the Company announced its intention to terminate its ADR program and its intention to delist its ADSs from the New York Stock Exchange.
This decision has been taken in furtherance of good management and cost reduction and considering the very low trading volume of the ADRs listed on the New York Stock Exchange which accounted for less than 5% of the total shares traded in both 2004 and 2005. As at December 31, 2005, there were 75,539,509 outstanding ADRs and 71,538,543 outstanding ADRs, as at February 28, 2006 (representing 6.20% of the share capital).
2005 Annual Report — Vivendi Universal     71

3      Information Concerning the Company — Corporate Governance
        Additional Information Concerning the Company
Stock Exchange Quotation of Vivendi Universal Bonds (Euronext Paris SA)

Bond 6.70% 1996	Average quotation	High	Low	Number of	Transaction
Value code FR0000197956	(% nominal value)	(% nominal value)	(% nominal value)	securities traded	(in euros)
Nominal value: €762.25

2004
July	105.67	107.18	105.16	39	31,572
August	104.82	106.23	104.21	16	12,960
September	104.78	105.80	104.02	64	52,065
October	104.31	105.00	103.55	42	34,114
November	104.53	105.37	103.30	169	138,567
December	104.60	105.04	104.01	21	17,285
2005
January	104.33	105.10	103.48	55	45,361
February	103.24	103.71	102.52	54	44,460
March	104.05	104.72	103.52	121	100,612
April	104.17	104.54	103.52	66	55,110
May	103.75	104.37	103.02	18	15,100
June	103.54	104.30	103.01	73	60,833
July	103.46	103.70	102.84	70	55,280
August	103.29	104.00	102.57	159	126,509
September	102.92	103.10	102.78	43	34,282
October	102.49	102.77	101.62	67	53,436
November	101.34	102.11	100.15	50	39,691
December	101.48	101.92	100.90	92	73,487
2006
January	100.23	101.55	99.17	57	45,056
February	99.40	99.61	99.23	67	53,008
72       2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Additional Information Concerning the Company

Bond 6.50% 1997	Average quotation	High	Low	Number of	Transaction
Value code: FR0000207581	(% nominal value)	(% nominal value)	(% nominal value)	securities traded	(in euros)
Nominal value: €762.25

2004
July	108.33	109.65	107.26	98	83,306
August	108.86	109.60	107.50	95	81,439
September	109.09	109.50	108.40	100	86,192
October	109.72	110.50	108.32	31	26,929
November	109.85	110.53	108.96	82	71,729
December	109.84	110.72	109.07	54	47,583
2005
January	110.90	111.65	109.27	45	40,033
February	110.99	111.30	110.41	77	65,444
March	110.38	110.80	109.82	131	110,814
April	110.40	110.98	109.25	90	76,551
May	110.96	111.39	109.92	240	206,364
June	111.38	112.00	110.62	54	46,649
July	111.06	112.32	110.16	40	34,771
August	110.49	110.95	109.72	18	15,559
September	110.92	111.32	110.12	25	21,863
October	109.27	110.42	108.30	38	33,149
November	108.09	109.00	107.02	137	118,488
December	108.60	109.12	108.07	7	6,099
2006
January	107.79	108.40	107.17	59	48,978
February	107.93	108.95	107.06	123	101,463

Bond 0% 1998	Average quotation	High	Low	Number of	Transaction
Value code: FR0000208985				securities traded	(in euros)
Nominal value: 1,193 French francs

2004
July	194.80	194.80	194.80	15	2,922
August	194.91	196.00	194.82	259	50,594
September	194.90	195.00	194.80	50	9,740
October	194.50	196.00	193.00	5	968
November	196.75	198.10	196.00	421	82,575
December	200.01	201.00	198.99	369	73,781
2005
January	199.02	199.02	199.02	53	10,548
February	203.01	205.00	201.01	602	122,404
March	204.63	206.00	204.56	237	48,731
April	0.00	0.00	0.00	0	0
May	205.75	206.00	205.50	8	1,645
June	0.00	0.00	0.00	0	0
July	203.60	203.60	203.60	7	1,425
August	0.00	0.00	0.00	0	0
September	207.60	207.60	205.60	2	413
October	205.62	205.62	205.62	20	4,112
November	0.00	0.00	0.00	0	0
December	206.51	207.05	205.00	176	36,163
2006
January	205.03	205.03	205.03	20	4,101
February	207.05	207.05	207.05	49	10,145
2005 Annual Report — Vivendi Universal     73

3     Information Concerning the Company — Corporate Governance
       Additional Information Concerning the Company
Stock Exchange Quotation of Bonds Mandatorily Redeemable for Shares (ORAs) — Euronext Paris SA

ORA 8.25% 2005 (a)	Average quotation	High	Low	Number of	Transaction
Value code: FR0000188831				securities traded	(in euros)

2004
July	21.00	22.49	20.10	12,048	255,602
August	19.32	20.80	18.70	5,826	115,485
September	20.02	20.94	19.02	4,957	100,265
October	21.10	21.84	19.68	3,208	66,776
November	21.93	22.50	20.52	156,762	3,492,443
December	22.77	23.50	21.62	28,693	662,432
2005
January	23.73	24.80	22.15	11,101	262,665
February	23.96	24.60	23.00	5,528	134,745
March	23.07	23.89	22.04	14,742	341,983
April	23.03	23.80	21.46	396,116	9,425,986
May	23.81	24.79	21.00	2,531	59,612
June	24.98	26.00	22.70	4,164	104,763
July	25.61	26.80	23.68	5,255	136,903
August	25.65	26.84	24.85	2,342	60,572
September	25.97	27.00	21.50	1,718	44,539
October	25.69	26.20	22.95	2,066	51,544
November	25.25	26.00	24.00	6,160	157,606

(a)	Cancelled on November 22, 2005.
2.2.11. Financial Securities Intermediary

Shares	ADSs

BNP Paribas	Bank of New York
Securities Services	101 Barclay Street
Immeuble Tolbiac – 75450 Paris Cedex 09 – Paris – France	New York – NY 10286 – USA
74       2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance      3
Additional Information Concerning the Company
2.3. Major Shareholders
2.3.1. Share Ownership and Voting Rights
As at December 31, 2005, the Company’s share capital was €6,344,125,265.50, comprised of 1,153,477,321 shares. The number of corresponding voting rights, since there are no voting rights for treasury shares, amounted to 1,150,978,373.
To the Management Board’s knowledge, as at December 31, 2005, the principal shareholders holding shares in registered form or having sent a notice to the Company were as follows:

				Number of voting
Shareholders	% of capital	% of voting rights	Number of shares	rights

CDC – Caisse des Dépôts et Consignations	2.33	2.33	26,842,479	26,842,479
UBS	1.68	1.68	19,388,470	19,388,470
Société Générale	1.29	1.29	14,838,428	14,838,428
Group Savings Plan of Vivendi Universal	1.05	1.05	12,085,981	12,085,981
BNP – Paribas	0.96	0.96	11,036,918	11,036,918
Pension Reserve Fund (Fonds de réserve pour les retraités)	0.51	0.51	5,851,585	5,851,585
Crédit Suisse First Boston	0.47	0.47	5,430,352	5,430,352
Groupama Asset Management	0.47	0.47	5,420,967	5,420,967
Caisse Nationale des Caisses d’Epargne et de Prévoyance	0.41	0.41	4,766,562	4,766,562
Group Savings Plan of Veolia Environnement	0.37	0.37	4,323,490	4,323,490
Vivendi Universal treasury shares and shares held by controlled entities	0.22	0.00	2,498,948	0
Other shareholders	90.24	90.46	1,040,993,141	1,040,993,141
Total	100.00	100.00	1,153,477,321	1,150,978,373
2.3.2. Pledge of Company Shares
As at December 31, 2005, pledge on shares of the Company amounted to 37,231, representing 0.003% of the share capital of the Company, held in registered form by individual shareholders.
2.3.3. Control of the Company – Shareholders’ Agreements
To the Company’s knowledge, at the date of the establishment of this document, there is no shareholder holding more than 5% of the Company’s share capital or voting rights and there is no shareholders’ agreement, declared or not, covering Vivendi Universal’s securities.
2005 Annual Report — Vivendi Universal       75

3       Information Concerning the Company — Corporate Governance
         Additional Information Concerning the Company
2.3.4. Changes in Share Ownership and Voting Rights Over the Last Three Years (as at December 31)

	2005			2004			2003
		% of	% of		% of	% of		% of	% of
	Number of	share	voting	Number of	share	voting	Number of	share	voting
	shares	capital	rights	shares	capital	rights (a)	shares	capital	rights (a)

CDC-Caisse des Dépôts et Consignations	26,842,479	2.33	2.33	21,598,674	2.01	2.01	19,037,901	1.78	1.78
UBS	19,388,470	1.68	1.68	16,009,405	1.49	1.49	10,960,728	1.02	1.02
Group Savings Plan – Vivendi Universal	12,085,981	1.05	1.05	12,121,968	1.13	1.13	17,952,039	1.68	1.68
BNP-Paribas	11,036,918	0.96	0.96	12,347,537	1.15	1.15	12,347,537	1.15	1.15
Société Générale	14,838,428	1.29	1.29	14,399,477	1.34	1.34	12,235,376	1.14	1.14
Crédit Suisse First Boston	5,430,352	0.47	0.47	—	—	—	—	—	—
Groupama Asset Management	5,420,967	0.47	0.47	—	—	—	—	—	—
Pension Reserve Fund (Fonds de réserve pour les retraités)	5,851,585	0.51	0.51	—	—	—	—	—	—
Caisse Nationale des Caisses d’Epargne et de Prévoyance	4,766,562	0.41	0.41	—	—	—	—	—	—
Group Savings Plan – Veolia Environnement	4,323,490	0.37	0.37	4,868,200	0.45	0.45	5,830,000	0.54	0.54
Canal+ Group	8,130	0.00	0	8,130	0.00	0	7,680	0.00	0
Philips	0	0	0	—	0	0	32,265,561	3.01	3.01
Citigroup Inc.	0	0	0	18,115,936	1.69	1.69	18,115,936	1.69	1.69
Bronfman family	0	0	0	5,027,166	0.47	0.47	15,447,154	1.44	1.44
Compagnie de Saint Gobain	0	0	0	0	0	0	5,314,927	0.50	0.50
Groupe Seydoux	0	0	0	0	0	0	3,486,960	0.33	0.33
Vivendi Universal treasury shares and shares held by controlled entities	2,482,442	0.22	0.00	561,968	0.05	0.00	80,136	0.01	0
Other shareholders	1,040,993,141	90.24	90.46	967,565,902	90.22	90.27	918,436,756	85.71	85.72
Total	1,153,477,321	100.00	100.00	1,072,624,363	100.00	100.00	1,071,518,691	100.00	100.00
(a)	Excluding the application of the adjustment rule of voting rights in the General Meeting for the percentage exceeding 2% (cancelled at the end of the Combined Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2005).
76       2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance       3
Corporate Governance
3 Corporate Governance
At the Combined Annual Meeting held on April 28, 2005, the shareholders approved the change of the corporate structure and adopted the corporate form of Société Anonyme à Directoire et Conseil de surveillance (a limited liability company with a Management Board and a Supervisory Board).
As a result, the Supervisory Board took responsibility for the Committees, which were previously Committees of the Board of Directors, and which include the Strategy Committee (formerly the Strategy and Finance Committee), the Audit Committee, the Human Resources Committee and the Corporate Governance Committee. The composition, role and activity of these Committees are described below.
The Company endeavors to meet the highest international standards of corporate governance for its corporate bodies. A Financial Reporting and Procedures Committee, comprised of employees of the Company, has been set up to ensure implementation of new regulations and procedures imposed by the current legislation and regulatory changes within France, Europe and the United States.
In 2005, the Supervisory Board and the Management Board, and previously the Board of Directors, continued to implement corporate governance rules:
•	strengthening internal control procedures as described in the report by the Chairman of the Supervisory Board, prepared in accordance with Article L. 225-68 of the French Commercial Code and included at the end of this chapter 3,

•	adopting internal regulations establishing governance rules for the Management Board and the Supervisory Board (see below).
3.1. Directors, Senior Management and Supervisory Bodies
3.1.1. The Supervisory Board
3.1.1.1. GENERAL PROVISIONS
In accordance with the provisions of the Company’s by-laws (Articles 7 and 8), the Supervisory Board is comprised of a maximum of eighteen members. Each member of the Supervisory Board serves for a term of four years.
The mandatory retirement age for members of the Supervisory Board is 70 years of age. At the end of each annual shareholders’ meeting approving the accounts for the prior fiscal year, the number of members of the Supervisory Board over the age of 70 as at the closing date of the prior fiscal year, will not exceed one-third of the acting members in office. In the event this limit is exceeded, the oldest members are deemed to have resigned at the end of said Shareholders’ Meeting.
Each member of the Supervisory Board must hold at least 1,000 shares during his or her term of office (Article 7-2 of the by-laws).
The Supervisory Board undertakes to maintain a majority of independent members. A member is deemed independent when he/she has no direct or indirect relationship, other than a non-substantial shareholding of the Company, of any kind, with the Company, its group or its management which could compromise the exercise of his/her independent judgment (as such term is defined under the report of the AFEP – MEDEF working group, chaired by Mr. Daniel Bouton).
Pursuant to the Company’s by-laws (Article 10), each member of the Supervisory Board may attend meetings by videoconference or by any other means of telecommunication, in compliance with applicable law.
Each member of the Supervisory Board undertakes to regularly attend Supervisory Board meetings and annual Shareholders’ Meetings.
3.1.1.2. COMPOSITION OF THE SUPERVISORY BOARD
The Supervisory Board, formed on April 28, 2005, is currently comprised of twelve members, ten of them are independent Directors, according to the definition of the Bouton report. Five of its members are of a nationality other than French. These five members include three citizens of European Union member states (excluding France) and two American citizens (including a female Director).
Individual information for members of the Supervisory Board is included in the “Main Activities of Current Members of the Supervisory Board” section.
In 2005, the Supervisory Board met five times. The average attendance rate for the twelve members of the Supervisory Board was 92%. Previously, until April 28, 2005, the Board of Directors met three times with an average attendance rate of 72%.
2005 Annual Report — Vivendi Universal     77

3       Information Concerning the Company — Corporate Governance
         Corporate Governance
List of Supervisory Board Members Showing their Position, Date of Appointment, Number of Shares Held

Position	Full Name	Age	Date of initial	Date of	Committee	Term of	Number
			appointment	appointment	member	office	of shares
			within the	to the			held as at
			Company	Supervisory			12/31/2005
				Board

Chairman of the Supervisory Board	Jean-René Fourtou	66	(BD) 07/03/2002	04/28/2005	—	AM 2008	500,000	*
Vice Chairman and Member of the Supervisory Board (a)	Henri Lachmann	67	12/05/2000	04/28/2005	B	AM 2008	4,000
Member of the Supervisory Board	Claude Bébéar	70	(BD) 07/03/2002	04/28/2005	A and D	AM 2008	2,000
Member of the Supervisory Board (a)	Gérard Brémond	68	(BD) 01/29/2003	04/28/2005	A and C	AM 2008	1,000
Member of the Supervisory Board (a, b) (c)	Fernández de Córdova	66	(BD) 09/25/2002	04/28/2005	C and D	AM 2006	1,500
Member of the Supervisory Board (a, b)	Sarah Frank	59	04/28/2005	04/28/2005	A	AM 2009	1,000
Member of the Supervisory Board (a, b)	Paul Fribourg	52	(BD) 01/29/2003	04/28/2005	C and D	AM 2008	1,000
Member of the Supervisory Board (a) (c)	Gabriel Hawawini	58	(BD) 05/28/2002	04/28/2005	B and D	AM 2006	1,390
Member of the Supervisory Board (a)	Patrick Kron	52	04/28/2005	04/28/2005	A	AM 2009	1,000
Member of the Supervisory Board (a, b)	Andrzej Olechowski	58	04/28/2005	04/28/2005	A and D	AM 2009	1,000
Member of the Supervisory Board (a)	Pierre Rodocanachi	67	05/06/2004	04/28/2005	B and C	AM 2008	1,800
Member of the Supervisory Board (a, b)	Karel Van Miert	64	05/06/2004	04/28/2005	A and B	AM 2008	1,000

						Total	516,690	**

(a)	Independent member.

(b)	Non-French citizen.

(c)	Renewal as member of the Supervisory Board proposed to the Shareholders’ Meeting to be held on April 20, 2006.

A: Strategy Committee; B: Audit Committee; C: Human Resources Committee; D: Corporate Governance Committee.

(*)	of which 128,622 are held in usufruct.

(**)	representing 0.04% of the share capital.
78      2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance      3
Corporate Governance
Main Activities of Current Members of the Supervisory Board
Jean-René Fourtou, Chairman of the Supervisory Board
66, French nationality.
Business address
Vivendi Universal – 42 avenue de Friedland, 75008 Paris, France.
Expertise and experience
Mr. Jean-René Fourtou was born in Libourne on June 20, 1939 and is a graduate of the École Polytechnique. In 1963, he joined Bossard & Michel as a consultant. In 1972, he became Chief Operating Officer of Bossard Consultants and Chairman and Chief Executive Officer of the Bossard Group in 1977. In 1986, he was appointed Chairman and Chief Executive Officer of the Rhône-Poulenc Group. From December 1999 to May 2002, he served as Vice Chairman and Chief Operating Officer of Aventis. He is the Honorary Chairman of the International Chamber of Commerce. Mr. Fourtou co-chairs the Franco-Moroccan Economic Impetus Group created in September 2005. The objective of this working group is to propose measures for the improvement of economic relations between the two countries.
Positions currently held
Vivendi Universal Group
Canal+ Group, Chairman of the Supervisory Board
Maroc Telecom, Member of the Supervisory Board
Axa Group
Axa, Vice Chairman of the Supervisory Board
Axa Millésimes SAS, Member of the Executive Committee
Other
NBC Universal (United States), Director
Cap Gemini, Director
Sanofi-Aventis, Director
Franco-Moroccan impetus group, Co-chairman
International Chamber of Commerce, Honorary Chairman
Directorships held over the last five years
Vivendi Universal, Chairman and Chief Executive Officer
Veolia Environnement, Chairman of the Supervisory Board
USI Entertainment Inc. (United States), Chief Operating Officer
Axa Assurances IARD Mutuelle, Vice Chairman of the Board of Directors and AXA’s Permanent representative on the Board
EADS (Netherlands), Director
Aventis, Vice-Chairman of the Management Board
Finaxa, Permanent Representative of Axa Assurances IARD Mutuelle
Rhône-Poulenc Pharma, Director
Rhône-Poulenc AGCO Ltd, Director
Schneider Electric, Director
Pernod Ricard, Director
La Poste, Director
Henri Lachmann, Vice-Chairman and member of the Supervisory Board
67, French nationality.
Business address
Schneider Electric - 43-45, bd Franklin Roosevelt, 92500 Rueil-Malmaison, France.
Expertise and experience
Mr. Henri Lachmann was born on September 13, 1938 and is a graduate of the École des Hautes Études Commerciales and holds an accounting degree. In 1963, he joined Arthur Andersen, the international auditing firm, where he served successively as auditor, then, as manager of the Accounting Review Department. In 1970, he joined the Strafor Facom Group where he held various management positions until June 1981, when he was appointed Group Chairman. Since 1999, after serving as Vice-Chairman of Schneider Electric, Mr. Lachmann became Chairman and Chief Executive Officer of the Group.
Positions currently held
Schneider Electric, Chairman and Chief Executive Officer
Axa Group
Axa, Member of the Supervisory Board
Axa Assurances Vie Mutuelle, Director
Axa Assurances IARD Mutuelle, Director
Axa Courtage Assurance Mutuelle, Director
Other
Norbert Dentressangle group, Member of the Supervisory Board
Fimalac, Censor (non-voting Board Director)
ANSA, Director
Marie Lannelongue Surgical Center, Chairman of the Board of Directors
Directorships held over the last five years
Finaxa, Director
CNRS, Director
Établissements De Dietrich, Director
Fimalac Investissements, Director
Daimler Benz, Member of the International Committee
2005 Annual Report — Vivendi Universal       79

3      Information Concerning the Company — Corporate Governance
        Corporate Governance
Claude Bébéar, Member of the Supervisory Board
70, French nationality.
Business address
Axa, 25, avenue Matignon — 75008 Paris, France.
Expertise and experience
Mr. Claude Bébéar was born on July 20, 1935 and is a graduate of the École Polytechnique. Since 1958, Mr. Bébéar has spent his entire career in the insurance sector. From 1975 to 2000, he headed a group of insurance companies which became Axa in 1984. Currently, Mr. Bébéar is Chairman of the Supervisory Board of the Axa Group and Chairman and Chief Executive Officer of Finaxa.
Mr. Bébéar established and chairs the Institut du mécénat de solidarité, a humanitarian and social welfare organization, as well as the Institut Montaigne, an independent political think tank.
Positions currently held
Axa Group
Axa, Chairman of the Supervisory Board
Axa Assurances IARD Mutuelle, Director
Axa Assurances Vie Mutuelle, Director
Axa Courtage Assurance Mutuelle, Director
Other
BNP Paribas, Director
Schneider Electric, Censor (non-voting Board Director)
Institut du mécénat de solidarité, Chairman
Institut Montaigne, Chairman
Directorships held over the last five years
Finaxa, Chairman and Chief Executive Officer
Axa Group, Director of various Axa companies
Schneider Electric, Director
Gérard Brémond, member of the Supervisory Board
68, French nationality.
Business address
Pierre et Vacances – L’Artois Pont de Flandre, 11 rue de Cambrai, 75947 Paris cedex 19, France.
Expertise and experience
Mr. Gérard Brémond was born on September 22, 1937 and is an economic sciences graduate and holder of a diploma from the
Institution d’administration des entreprises. At the age of 24, he joined a family construction business which builds homes, offices and warehouses. An architecture enthusiast, his meeting with Jean Vuarnet, the Olympic ski champion, led to the creation and development of the mountain resort of Avoriaz. Mr. Brémond developed other resorts, both in the mountains and on the coast and created the Pierre et Vacances Group. By successively acquiring Orion, Gran Dorado, Center Parcs and Maeva, the Pierre et Vacances Group has become one of leading tourism operators in Europe. Mr. Brémond also founded two communications companies (television and film production).
Positions currently held
Pierre et Vacances Group
Pierre et Vacances SA, Chairman and Chief Executive Officer
SA Pierre et Vacances Maeva Tourisme, Chairman
SA Pierre et Vacances Tourisme France, Chairman
SA Pierre et Vacances Conseil Immobilier, Chairman
SA Pierre et Vacances Développement, Chairman
Maeva Group
Groupe Maeva SAS, Director
SA Société d’Investissement Touristique et Immobilier
SA Société d’Investissement Touristique et Immobilier - SITI, Chairman and Chief Executive Officer
Peterhof, SERL, Lepeudry et Grimard and CFICA companies, Permanent Representative for SA Société d’Investissement Touristique et Immobilier - SITI
GB Développement S.A.
GB Développement SA, Chairman and Chief Executive Officer
Ciné B, Permanent Representative for GB Développement SA
Other
Holding Green BV (Netherlands), Director
Center Parcs Europe NV (Netherlands), Member of the Supervisory Board
Directorships held over the last five years
Med Pierre et Vacances SI (Spain), Director
80       2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance       3
Corporate Governance
Fernando Falcó y Fernández de Córdova, member of the Supervisory Board
66, Spanish nationality.
Business address
FCC – Torre Picasso, Plaza Pablo Ruiz Picasso, 28020 Madrid, Spain.
Expertise and experience
Mr. Fernando Falcó y Fernández de Córdova was born in Seville on May 11, 1939. After his legal studies at the University of Desto, he obtained his masters degree from the University of Valladolid. Mr. Fernando Falcó served as Chairman of the Organization and Union of Riesgos del Tiétar and of Réal Automóvil Club de España for 27 years, Chairman of the Group Vins René Barbier, Conde de Caralt et Segura Viudas, Vice Chairman de Banco de Extremadura and served as a member of the Board of Directors of various companies. Mr. Falcó has established and managed various agricultural businesses, as well as family businesses involved in export of agricultural products. He contributed to the creation of services and safety measures for motorists with the implementation of technical assistance and travel assistance services in Spain, Europe and throughout the world. In this capacity, he represented Spain on the FIA (Internal Automobile Federation), as well as on the AIT (International Tourism Alliance). Mr. Falcó is a member of the Spanish Higher Council for Traffic and Road Safety (Ministry of the Interior) and is part of the Group for Urban Mobility (Madrid). Until 2002, he was Vice Chairman of the World Council for Tourism and Motoring of the FIA, which is headquartered in Paris. In June 1998, he was appointed Chairman of the AIT based in Geneva, a position he held until 2001. He is a member of the Regional Council of the ASEPEYO of Madrid.
Positions currently held
Sogecable (Spain), Director and Vice-Chairman
Cementos Portland Valderrivas (Spain), Director and Member of the Executive Committee
Fomento de Construcciónes y Contratas (FCC) (Spain), Director
FCC Construcción, Director
Realia, Director
Vinexco (Groupe Falcó) (Spain), Director
Digital+, Vice-Chairman
Directorships held over the last five years
Comité Organizador del Salón Internacional del Automóvil de Madrid, Chairman
Sarah Frank, member of the Supervisory Board
59, American nationality.
Business address
1 Lincoln Plaza, Second Floor, New York, NY 10023, USA.
Expertise and experience
Ms. Sarah Frank was born on June 25, 1946, and has been active in business for over thirty years in the international and US television sectors, but especially in the production and distribution of entertainment and educational programs. From 1990 to 1997, Ms. Frank was Chairman and Chief Executive Officer of BBC Worldwide Americas, a subsidiary of the British television channel, BBC, for North and South America. In 1993, the American magazine, USA Today, named her one of the 25 most influential people in American television. In 1994, she received the Matrix award presented by the New York Women in Communications association. Ms. Frank was Vice President and Director of Education at Thirteen/WNET New York, a flagship public television channel in New York City where she directed the station’s educational programs. In addition, she created a television series aimed at helping teenagers understand the consequences of the events on September 11, 2001, as well as a website for parents and teachers called Dealing with the Tragedy. Ms. Frank has contributed to the expansion of the National Teacher Training Institute, a nationwide program to promote the integration of new technology into classroom curricula. Most recently, she co-produced with WGBH, They Made America, a documentary series based on the book by Sir Harold Evans.
Positions currently held
Foundation of the New York Chapter of the National Academy of Television, Arts and Sciences, Director
Leadership Committee of the University of Michigan UROP program, Member
Branded Media Corporation, Inc., Director
New York Women’s Forum, Member
OQCM – Coalition for Quality Children’s Media, Director
Directorships held over the last five years
Eugene Lang College in New York University, Liberal Arts Faculty, Director
Paul Fribourg, member of the Supervisory Board
52, American nationality.
Business address
Conti Group Companies, Inc. – 277 Park Avenue, New York 10172, USA.
Expertise and experience
Mr. Paul Fribourg was born on February 22, 1954 and is Chairman and Chief Executive Officer of ContiGroup Companies Inc., (formerly Continental Grain Company), a private company with French and Belgian roots, that has diverse agribusiness activities. Since the age of 26, he has held several management positions in this company, both in Europe and the United States. Mr. Fribourg has a Business Administration degree from Amherst College and is a graduate of Harvard’s Advanced Management Program. He is Chairman of the Lauder Institute/Wharton Business School and a
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Director of the University of New York, Nightingale School and the Loews Corporation. He is a member of the Council on Foreign Relations and a Director of the Appeal of Conscience Foundation.
Positions currently held
ContiGroup Companies Inc., Chairman and Chief Executive Officer
Loews Corporation, Director
JP Morgan National Advisory Board, Member of the Advisory Board
Rabobank International North American Agribusiness, Member of the Advisory Board
Endeavor Global, Inc., Director
Other
Harvard Business School, Director on the Dean’s Advisors
The Browning School, Director
New York University, Director
Nightingale-Bamford School, Director
The Lauder Institute/Wharton Business School, Chairman
America-China Society, Director
Council on Foreign Relations, Member
Appeal of Conscience Foundation, Director
Park East Synagogue, Director
Directorships held over the last five years
Wyndham International, Director
Gabriel Hawawini, member of the Supervisory Board
58, French nationality.
Business address
INSEAD – Boulevard de Constance, 77305 Fontainebleau Cedex, France.
Expertise and experience
Mr. Gabriel Hawawini was born in Alexandria, Egypt on August 29, 1947. After obtaining a degree in Chemical Engineering from the University of Toulouse, he obtained his doctorate in Economics and Finance at New York University in 1977. Before joining INSEAD, he taught at New York and Columbia Universities from 1974 to 1982. Mr. Hawawini was Vice Chairman of the French Finance Association from 1984 to 1986 and served on editorial Committees for several university publications. Mr. Hawawini is the author of twelve books, and over seventy research publications about management based on value creation, risk appraisal, asset valuation, portfolio management and the structure of financial markets. Most notably, he is the author of Mergers and Acquisitions in the US Banking Industry, published by North Holland in 1991 and Finance for Executives: Managing for Value Creation (South Western Publishing, 2002), which is in its second edition. He has advised many private companies on the implementation of management systems based on value creation. Since 1982, he has organized, directed and participated in several programs to improve management methods worldwide.
Mr. Hawawini is currently Dean and a Professor of Investment Banking at INSEAD.
Positions currently held
Dean and a Professor of Investment Banking at INSEAD
Directorships held over the last five years
None.
Patrick Kron, member of the Supervisory Board
52, French nationality.
Business address
Alstom – 3 avenue André Malraux, 92309 Levallois Perret, France.
Expertise and experience
Mr. Patrick Kron was born on September 26, 1953 and is a graduate of the École Polytechnique, Corps des Mines. He began his career at the Ministry of Industry from 1979 to 1984 prior to joining the Péchiney group. From 1984 to 1988, Mr. Kron held operational responsibilities in one of the Péchiney’s most important factories in Greece prior to becoming Chief Operating Officer of the Péchiney’s subsidiary in Greece. Between 1988 and 1993, he held several senior operational and financial positions in the aluminum processing division within Péchiney and then became Chairman and Chief Executive Officer of Péchiney Electrométallurgie. In 1993, he became a member of the Executive Committee of Péchiney and Chairman of Carbone Lorraine from 1993 to 1997. From 1995 to 1997, he managed the Food, Health and Beauty Care Packaging Sector of Péchiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Mr. Kron was Chairman of the Management Board of Imerys prior to joining Group Alstom, as Director on July 24, 2001 and Chief Operating Officer on January 1, 2003. He has been the Chairman and Chief Executive Officer of Alstom since March 11, 2003.
Positions currently held
Alstom, Chairman and Chief Executive Officer
Imerys, Director
Other
“Les Arts Florissants William Christie” Association, Director
Directorships held over the last five years
Imerys, Chairman of the Management Board
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Andrzej Olechowski, Member of the Supervisory Board
58, Polish nationality.
Business address
Ul. Traugutta 7/9, 00-067 Warsaw, Poland.
Expertise and experience
Mr. Andrzej Olechowski was born in Krakow on September 9, 1947 and holds a doctorate in economy from the Warsaw Business School. From 1989 to 1991, Mr. Olechowski was Deputy Governor of the National Bank of Poland. He held various functions in the Polish government. In 1991, he was appointed Secretary of State to the Trade Ministry, and in 1992, he became Minister of Finance, and from 1993 to 1995, he became the Minister of Foreign Affairs, a period during which he served as economic advisor to President Lech Walesa. From 1994 to 1998, Mr. Olechowski served as Chairman of the City Council of Wilanow. In 2000, he was a candidate in the Presidential elections in Poland. In 2001, he was one of the creators of the Civic Platform (a Polish centrist political party). From May 1998 to June 2000, Mr. Olechowski was Chairman of Bank Handlowy w Warszawie, of which he is currently a Member of the Supervisory Board. He sits on the boards of several public, charitable and educational organizations. Since 1995, Mr. Olechowski has served as a consultant for the Central Europe Trust Polska. He is a lecturer at the Jagiellonian University in Krakow and the Collegium Civitas in Warsaw. Mr. Olechowski is the author of a number of publications on international trade and foreign policy.
Positions currently held
Central Europe Trust Polska, Advisor
Euronet (United States), Director
Bank Handlowy w Warszawie (Poland), Member of the Supervisory Board
PKN Orlen (Poland), Vice-Chairman of the Supervisory Board
Textron (United States), Member of the International Advisory Board
Citigroup (United Kingdom), Member of the European Advisory Board
Conseil DG (Poland), Director
Directorships held over the last five years
Europejski Fundusz Hipoteczny (Poland), Chairman of the Supervisory Board
Pierre Rodocanachi, member of the Supervisory Board
67, French nationality.
Business address
MP Conseil – 40 rue La Pérouse, 75116 Paris, France.
Expertise and experience
Mr. Pierre Rodocanachi was born on October 2, 1938 and is a physics graduate of the University of Paris, science faculty. He is a Director of several non-for-profit organizations, including the American Chamber of Commerce in France, which he chaired from 1997 to 2000, the Aspen Institute and the Institut du mécénat de solidarité, where he serves as Treasurer.
Mr. Rodocanachi is Chairman of the Strategic Committee at Booz Allen Hamilton, an international strategy and management consultancy firm. He joined Booz Allen Hamilton in 1973 and became Chief Executive Officer of its French subsidiary in 1979. In 1987, Mr. Rodocanachi was appointed Senior Vice Chairman and became a member of the Strategic Committee and of the Operations Committee of Booz Allen Hamilton Inc. and manager of all its activities for Southern Europe. Prior to joining Booz Allen Hamilton, Mr. Rodocanachi began his career as a researcher in a solids physics laboratory at the Centre national de la recherche scientifique (CNRS). Then, for a period of five years, he managed the planning department of the French General Delegation for Scientific and Technical Research (DGRST). Between 1969 and 1971, he served as Technical Consultant on Scientific Matters for the French Minister of Industry and, from 1971 to 1973, was the Deputy Director of the National Agency for Research Valuation (ANVAR).
Mr. Rodocanachi is a Chevalier of the Légion d’honneur, a recipient of the National Order of Merit and is a member of the French Olympic Medalists Association.
Positions currently held
OBC (Odier-Bungener-Courvoisier) Bank, Director and Chairman of the Audit Committee
DMC (Dollfus Mieg & Cie), Director
La revue d’économie politique Commentaire, Director
Directorships held over the last five years
Carrefour, Director and Chairman of the Audit Committee
Karel Van Miert, member of the Supervisory Board
64, Belgian nationality.
Business address
Putte Straat 10, 1650 Beersel, Belgium.
Expertise and experience
Mr. Karel Van Miert was born in Oud-Turnhout, Belgium on January 17, 1942. He is a former Vice President of the European Commission and a former President of Nyenrode University. He graduated in diplomatic relations from the University of Ghent, prior to obtaining a doctorate at the Center for European Studies in Nancy. Between 1968 and 1970, he worked for the National Scientific Research Fund and then for several European Commissioners, including Sicco Mansholt in 1968, and as a member of the Private Office of
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Henri Simonet in 1973, as Vice President of the European Commission at that time. After starting his political career with the Belgian Socialist Party as International Secretary in 1976, Mr. Van Miert became Head of the Private Office of Willy Claes, Minister of Economic Affairs in 1977. He chaired the Socialist Party from 1978 to 1988 and became Vice Chairman of the Confederation of European Social Democratic Parties in 1978. From 1986 to 1992, Mr. Van Miert was Vice President of the International Socialist Party. He was a member of the European Parliament from 1979 to 1985 and then took a seat in the Belgian Chamber or Representatives. In 1989, Mr. Van Miert was appointed as a member of the European Commission responsible for transport, credit, investment and consumer policy. For six years, he served under President Jacques Delors. As Vice President of the European Commission, Mr. Van Miert was responsible for competition policy from 1993 to 1999. From April 2000 to March 2003, Mr. Van Miert chaired the University of Nyenrode in the Netherlands. He continues to lecture on European competition policy.
He is the author of several publications on European integration. In 2003, Mr. Van Miert chaired the European Union high level group on trans-European transport networks.
Positions currently held
Agfa-Gevaert NV (Mortsel), Director
Anglo American plc (London), Director
De Persgroep (Asse), Director
Royal Philips Electronics NV (Amsterdam), Director
Solvay S.A. (Brussels), Director
Münchener Rück (Munich), Director
RWE AG (Essen), Director
Sibelco N.V. (Antwerp), Director
Directorships held over the last five years
Fraport AG (Frankfurt), Director
Wolters Kluwer NV, Director
DHV Holding, Director
3.1.1.3.	FAMILY RELATIONS
There are no family relations between members of the Supervisory Board.
3.1.1.4.	ABSENCE OF CONFLICTS OF INTEREST
To our knowledge, there are no actual or potential conflicts of interest between Vivendi Universal and the members of the Supervisory Board with regard to their personal interests or other responsibilities.
3.1.1.5.	ABSENCE OF ANY SENTENCE FOR FRAUD, ASSOCIATION WITH A BUSINESS FAILURE OR PUBLIC INCRIMINATION AND/OR SANCTION
To the knowledge of the Company, over the last five years:
•	no conviction in relation to fraudulent offenses has been delivered against any member of the Supervisory Board,

•	none of the members of the Supervisory Board have been associated with a bankruptcy, receivership or liquidation while serving on an administrative, management or supervisory body,

•	no official public incrimination and/or sanction has been delivered against any members of the Supervisory Board by statutory or regulatory authorities. On December 20, 2004, Mr. Jean-René Fourtou received a notification of grievances served by the French Autorité des Marchés Financiers (AMF), concerning a purchase of bonds mandatorily redeemable in shares (ORAs) (please refer to Chapter 2, “Litigation”).
3.1.1.6.	AGREEMENT BETWEEN THE COMPANY AND A MEMBER OF THE SUPERVISORY BOARD – SERVICES CONTRACT
On June 7, 2005, in accordance with Article L. 225-86 of the French Commercial Code, the Supervisory Board authorized the conclusion of a one-year renewable services contract with Conseil DG, a company chaired by Mr. Andrzej Olechowski, a member of the Supervisory Board. This services contract relates to the defense and perpetuation of Vivendi Universal’s economic interests in the telecommunications and television businesses in Poland.
Under the terms of this contract, the following fees have been agreed to: a total fixed fee of €60,000 (excluding tax), payable in monthly installments of €5,000 (excluding tax) and a lump-sum result fee of €1,000,000, in the event of a definitive settlement of the lawsuits currently in progress in Poland occurring during the term of the contract. Amounts paid during the contract as a fixed fee will be deducted from the result fee. For the period from June 8th until December 7, 2005, Vivendi Universal paid €30,000 (excluding tax) (refer to the Statutory Auditors’ special report on regulated related-party agreements).
3.1.1.7.	LOANS AND GUARANTEES GRANTED TO MEMBERS OF THE SUPERVISORY BOARD
The Company has not granted any loans or issued any guarantees in favor of any member of the Supervisory Board.
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3.1.1.8.	INTERNAL REGULATIONS AND JURISDICTION OF THE SUPERVISORY BOARD
Role and Powers of the Supervisory Board under Applicable Law and Company By-laws
The Supervisory Board shall continuously monitor the management of the Company by the Management Board, as required by law. It may proceed with any verification or control that it deems appropriate and shall be provided with all documents it deems useful to the fulfillment of its mission.
The Supervisory Board is granted, by law, the following powers:
•	review of annual and consolidated financial statements and the annual and half-year management reports prepared by the Management Board,

•	appointment of members of the Management Board and determination of their compensation,

•	appointment of the Chairman of the Management Board,

•	granting of powers of representation to one or more members of the Management Board, if permitted by the by-laws,

•	temporary appointment of members of the Supervisory Board,

•	authorization of related-party agreements in accordance with Article L.225-86 of the French Commercial Code,

•	creation of Committees of the Supervisory Board, determination of their powers, appointment and compensation of their members,

•	payment of Directors’ Fees.
Internal Regulations
The internal regulations of the Supervisory Board are an internal document, intended to supplement Company by-laws, by specifying the Supervisory Board’s operational procedures and the rights and duties of its members. The internal regulations are not enforceable against third parties who are not entitled to rely on them against members of the Supervisory Board.
Role and powers of the Supervisory Board under the Internal Regulations
The following transactions are subject to the authorization of the Supervisory Board, prior to their implementation:
•	disposal of real properties, sale of all or part of investments in companies, whenever any one transaction exceeds an amount of €300 million,

•	issues of securities giving direct or indirect access to the share capital and issues of convertible bonds in excess of €100 million,

•	issues of non convertible bonds in excess of €500 million, with the exception of any transactions to renew debentures under more favorable terms than those granted to the Company,

•	proposal of share repurchase programs at the Ordinary Shareholders’ Meeting,

•	financing transactions which are significant or likely to substantially alter the financial structure of the Company,

•	acquisition transactions in whatever form in excess of €300 million,

•	granting of securities, including endorsements and guarantees, by the Management Board, in favor of third parties subject to the dual limitation of an amount of €100 million per obligation and of €1 billion, in respect of all obligations. This authorization given to the Management Board is re-examined every year,

•	substantial internal restructuring operations, transactions falling outside the published strategy of the Company and strategic partnership agreements,

•	setting up stock option plans or any other mechanisms with similar purpose or effect,

•	proposals to the Extraordinary Shareholders’ Meeting to amend the by-laws, allocation of results and fixation of the dividend for the fiscal year ending, including its payment date.
3.1.1.9.	INFORMATION PROVIDED TO THE SUPERVISORY BOARD
Members of the Supervisory Board shall be provided with all the information necessary to the fulfillment of their mission. Prior to any meeting, they may request all the documents they consider useful. The right of members of the Supervisory Board to obtain information is subject to the practical terms and conditions set out below.
Information Provided Prior to Meetings of the Supervisory Board
The Chairman of the Supervisory Board, assisted by the Secretary of the Board, shall send the appropriate information to the other members of the Board, depending on the circumstances and the matters set on the agenda.
Information Provided to the Supervisory Board on a Regular Basis
The Supervisory Board is kept informed by the Management Board on a regular basis and by all means of the financial situation, cash flow and obligations of the Company, as well as of any significant events and transactions relating to the Company. The Management Board shall present a quarterly report to the Supervisory Board on its activities and the Group’s operations.
Requests for information from members of the Supervisory Board relating to specific matters are sent to the Chairman and to the Secretary of the Board, who, in liaison with the Chairman of the Management Board, is responsible for responding to such requests as soon as reasonably practicable.
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In order to supplement the information provided to them, members of the Supervisory Board are entitled to meet Board Members and the principal managers of the Company, including as the case may be, without the presence of any of the members of the Management Board, after proper notice is given to the Chairman of the Supervisory Board.
The Company’s press releases are sent to the members of the Supervisory Board.
Confidentiality of Information
The members of the Supervisory Board and any person attending meetings of the Supervisory Board are bound by obligations of confidentiality relating to the deliberations of the Board and of its Committees and relating to information of a confidential nature or identified as such by the Chairman of the Supervisory Board or of the Management Board.
If the Supervisory Board has received confidential information of a precise nature which is likely to have an effect, if published, on the share price of the Company or of the Companies under its control within the meaning of Article L. 233-3 of the Commercial Code, the members of the Board must then refrain from disclosing such information to any third party until such information has been made public.
3.1.1.10.	ACTIVITIES OF THE BOARD OF DIRECTORS IN 2005
Prior to April 28, 2005, the Board of Directors met three times. Its work was mainly related to:
•	the examination and approval of the financial statements for the financial year 2004 and the examination of the draft annual report,

•	the fixation of the dividend,

•	the convocation of the Combined Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2005 and the review of written questions from shareholders and answers thereto,

•	the establishment of the stock options allocation policy,

•	the review of the work performed by the Board’s Committees,

•	the review of the operational position of the Group’s main business units,

•	the monitoring and review of litigation in progress.
3.1.1.11. ACTIVITIES OF THE SUPERVISORY BOARD IN 2005
Since April 28, 2005, the Supervisory Board has met five times. Its work was mainly related to:
•	the composition and activities of the Committees of the Supervisory Board,

•	the appointment of the members and of the Chairman of the Management Board,

•	the review of the quarterly and half-year financial statements and the reports for the financial year 2005, prepared by the Management Board and the preliminary budget for 2006,

•	the change in the Company’s corporate name,

•	the analysis of strategic issues within the media and telecommunications sectors,

•	the review of the draft agreement between Canal+ Group and TPS in the pay-TV sector in France and the entry of Lagardère SCA as shareholder of Canal+ France,

•	the adoption of an additional pension plan for senior executives and officers,

•	the monitoring of the telecommunications position in Poland,

•	the review and approval of the services contract with Conseil DG, a company chaired by Mr. Andrzej Olechowski, a member of the Supervisory Board,

•	the review of the restructuring of agreements between Vivendi Universal, NBC Universal and InterActiveCorp (IAC),

•	the monitoring and review of the litigation in progress.
3.1.1.12.	SUPERVISORY BOARD PERFORMANCE ASSESSMENT
In 2004 and 2005, the Board of Directors devoted a substantial amount of time to discussing the opportunity of a change in the Company’s corporate governance structure. These discussions led to the approval of the establishment of the corporate structure of a Directoire (Management Board) and a Conseil de surveillance (Supervisory Board) at the Combined Annual Shareholders’ Meeting held on April 28, 2005.
Each year, and in accordance with its internal regulations, the Supervisory Board devotes an item of its agenda to discuss its performance. In addition, and on a regular basis, under the direction of the Corporate Governance Committee, the Supervisory Board performs a formal assessment of its performance.
This assessment was initiated with respect to the year 2005 and its responses were discussed during the Corporate Governance Committee meeting held on February 28, 2006 and presented to the Supervisory Board on the same day. This evaluation was conducted by means of a questionnaire adressed to each member of the Board. The answers were collected by the General Counsel of Vivendi Universal. All the members of the Supervisory Board replied to the questionnaire, which was organized around six major topics: the composition, missions and duties of the Supervisory Board, its performance and the information made available to it, organization and operation of the Committees and its relations with the Management Board.
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3.1.1.13. SUPERVISORY BOARD COMMITTEES
Organization and Operating Procedures of the Committees
The Supervisory Board has adopted four specialized Committees and has defined their composition and powers: the Audit Committee, the Strategy Committee, the Human Resources Committee and the Corporate Governance Committee.
The Committees’ missions can have for effect neither the delegation to a Committee of powers granted to the Supervisory Board by law or by the Company’s by-laws, nor the reduction or limitation of the powers of the Management Board. Within its area of competence, each Committee issues proposals, recommendations and/or advice.

The Supervisory Board has appointed a Chairman for each Committee. The four Committees of the Supervisory Board are comprised of Board Members, appointed by the Supervisory Board. These members are appointed on a personal basis and cannot be represented. Each Committee decides the frequency of its meetings. These are held at the registered office of the Company and in any other place decided by the Chairman of the Committee. Meetings of the Committees may be held by telephone conference or videoconference.
The Chairman of each Committee sets the agenda for the meetings, after consultation with the Chairman of the Supervisory Board. The minutes of each Committee meeting are drawn up by the Secretary of the Board, under the authority of the Chairman of the relevant Committee, and are transmitted to the members of said Committee. Said minutes are included within the papers of the Supervisory Board during which the Committees’ activities are presented. Information about the work of the Committees is included in this document.
Each Committee may request from the Management Board any document it deems useful for the fulfillment of its missions. The Committee may carry out or commission research to provide information for the Supervisory Board’s discussions and may request external consulting expertise as required.
The Chairman of each Committee may decide to invite all members of the Supervisory Board to attend a meeting of his Committee. Only the members of the Committee can take part in its deliberations. Each Committee may decide to invite any person of its choice to its meetings, as and when required.
In addition to the permanent Committees, the Supervisory Board may decide to establish ad hoc Committees, each for a limited term, with regard to certain exceptional transactions or assignments which are special by virtue of their importance or nature.
Strategy Committee
Composition
Prior to April 28, 2005, the Strategy and Finance Committee was comprised of four Directors, three of whom were independent. Its members were: Messrs. Claude Bébéar (Chairman), Gérard Brémond, Gerard Kleisterlee and Karel Van Miert.
Since April 28, 2005, this Committee, which has been renamed the “Strategy Committee”, has six members, five of whom are independent. Its current members are: Ms. Sarah Frank, Messrs. Claude Bébéar (Chairman), Gérard Brémond, Patrick Kron, Andrzej Olechowski and Karel Van Miert.
Missions and activities
The Strategy Committee intervenes in the following areas:
•	strategic direction of the Company,

•	major acquisitions or disposals,

•	granting of securities, including endorsement and guarantees in favor of third parties, the amount of which exceeds the delegated power granted to the Management Board,

•	substantial internal restructuring transactions,

•	major financing transactions or transactions likely to significantly affect the financial structure of the Company,

During 2005, the Strategy Committee met four times. Its work primarily focused on the following issues:

•	the Group’s priorities and strategic challenges,

•	the potential developments in telecommunications, games and the Internet,

•	the challenges of digital terrestrial television and developments in the pay-TV sector in France,

•	the change in the Company’s corporate name,

•	follow-up relating to the situation in telephony in Poland.
Audit Committee
Composition
Prior to April 28, 2005, the Audit Committee was comprised of four Directors, all of whom were independent and have either finance or accounting expertise. Its members were Messrs. Henri Lachmann (Chairman), Paul Fribourg, Gabriel Hawawini and Pierre Rodocanachi.
Since April 28, 2005, the Audit Committee has four members, all of whom are independent and have finance or accounting expertise. At least one of the members shall have an understanding of generally accepted accounting principles and experience in the preparation of financial statements and in the application of such accounting principles (a “financial expert,” as defined in the
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Sarbanes-Oxley Act of 2002). Current members of the Audit Committee are Messrs. Henri Lachmann (Chairman), Gabriel Hawawini, Pierre Rodocanachi and Karel Van Miert.
Missions and activities
The Audit Committee intervenes in the following areas:
•	review of the annual individual and consolidated financial statements, the half-year and quarterly consolidated financial statements prepared by the Management Board, prior to their presentation to the Supervisory Board,

•	consistency and effectiveness of the internal control procedures within the Company and the review of the report of the Chairman of the Supervisory Board to the Shareholders’ General Meeting on the conditions governing the preparation and organization of the Supervisory Board’s procedures and the internal control procedures implemented by the Company,

•	procedure for appointing statutory auditors, as well as the issuing of an opinion regarding remuneration for the performance of their legal audit functions and the supervision that the rules ensuring their independence are applied correctly,

•	monitoring of the programs of responsibilities of the external and internal auditors and the examination of the conclusions of their inspections,

•	accounting methods and principles, the scope of the Company’s consolidation and the risks and off-balance sheet commitments of the Company,

•	any matter which is likely to constitute a risk for the Company or serious procedural failures.

During 2005, the Audit Committee met five times in 2005. Its work primarily concerned:

•	review of the financial statements for the 2004 fiscal year and their reconciliation with the US GAAP standards, half-year and quarterly financial statements for 2005 and the statutory auditors’ reports,

•	review of the new IFRS accounting standards and analysis of their implementation within the Company,

•	review of internal audit results,

•	review and monitoring of internal control procedures within the Group,

•	renewal of the Statutory Auditors’ mandates,

•	control of the compliance procedures in force within each business unit.
At the time of their appointment, the members of the Committee receive information on the specific of accounting, financial and operational procedures which are specific to the Company and its group.
Human Resources Committee
Composition
Prior to April 28, 2005, the Human Resources Committee was composed of four Directors, all independent. Its members were Ms. Marie-Josée Kravis (Chairperson), Messrs. Bertrand Collomb, Fernando Falcó y Fernández de Córdova and Paul Fribourg.
Since April 28, 2005, the Human Resources Committee has four members, all independent. Its current members are Messrs. Paul Fribourg (Chairman), Gérard Brémond, Fernando Falcó y Fernández de Córdova and Pierre Rodocanachi.
Missions and activities
The Human Resources Committee intervenes in the following areas:
•	the compensation, representation and travel expenses of the Directors and principal officers,

•	the adoption of stock option plans, or any other mechanisms with similar purpose or effect,

•	the Company’s insurance covering Directors’ liability and additional pension plans adopted by the Company.
During 2005, the Human Resources Committee met four times. Its work primarily concerned:
•	the fix and variable compensation, representation and travel expenses of the Directors and stock option plans for 2005,

•	the review of an additional pension plan for senior executives,

•	the review of succession plans at the Company’s headquarters and at the business unit level.
Corporate Governance Committee
Composition
Prior to April 28, 2005, the Corporate Governance Committee was comprised of four Directors, three of whom were independent. Its members were Messrs. Claude Bébéar (Chairman), Bertrand Collomb, Fernando Falcó y Fernández de Córdova and Mrs. Marie-Josée Kravis.
Since April 28, 2005, the Corporate Governance Committee has five members, four of whom are independent. Its current members are Messrs. Claude Bébéar (Chairman), Gabriel Hawawini, Paul Fribourg, Fernando Falcó y Fernández de Córdova and Andrzej Olechowski.
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Corporate Governance
Missions and activities
The Corporate Governance Committee intervenes in the following areas:
•	appointment of members of the Supervisory Board, of the Supervisory Board’s Committees and of the Management Board,

•	determination and review of independence criteria for members of the Supervisory Board,

•	succession plans for certain members of the Management Board,

•	assessment of the organization and performance of the Supervisory Board.
During 2005, the Corporate Governance Committee met twice. Its work primarily concerned:
•	the review of plans relating to new Company by-laws, internal regulations of the Supervisory Board and Management Board, and principles for the organization and running of the Company,

•	the review of applications for new members of the Supervisory Board, the proposals for the appointment of its Chairman and Vice-Chairman, the composition of its Committees and the review and distribution of the amount of Director’s fees.
3.1.2. The Management Board
3.1.2.1. GENERAL PROVISIONS
In accordance with the provisions of the Company’s by-laws (Article 12), the Management Board shall consist of a minimum of two members and a maximum of seven members.
They are appointed for four-year terms by the Supervisory Board.
The mandatory retirement age for members of the Management Board is 68 years of age. However, when a member of the Management Board reaches the age of 68, the Supervisory Board may prolong his or her term on one or more occasions, for a total period which may not exceed two years (Article 12 of the by-laws).
3.1.2.2. COMPOSITION OF THE MANAGEMENT BOARD
The Management Board is currently comprised of seven members, including four French citizens, one German citizen, one American citizen and one Moroccan citizen. All the members of the Management Board and its Chairman were appointed for a four-year term, which shall expire on April 27, 2009, by the Supervisory Board during its meeting held on April 28, 2005.
The Management Board met a total of eight times since April 28, 2005. The attendance rate at Management Board meetings was 96%. In accordance with Article 14 of the Company’s by-laws, each member of the Management Board may attend meetings by videoconference, teleconference or by other means approved by the applicable legislation.
Information about individual members of the Management Board is included in the “Main activities of current members of the Management Board” section.
List of Current Members of the Management Board

Position	Full Name	Number of shares held directly and
		via the PEG (*)

Chairman of the Management Board of Vivendi Universal	Jean-Bernard Lévy	57,615 (a)
Member of the Management Board of Vivendi Universal, Chairman of the Management Board of Maroc Telecom	Abdeslam Ahizoune	10,000
Member of the Management Board of Vivendi Universal, Chief Financial Officer of Vivendi Universal	Jacques Espinasse	77,475
Member of the Management Board of Vivendi Universal, Chief Executive Officer of SFR	Frank Esser	16,095
Member of the Management Board of Vivendi Universal, Chairman of the Management Board of the Canal+ Group	Bertrand Meheut	19,801
Member of the Management Board of Vivendi Universal, Chief Executive Officer of Universal Music Group	Doug Morris	10,000
Member of the Management Board of Vivendi Universal, Chairman of VU Games and Senior Executive Vice President, Human Resources of Vivendi Universal	René Pénisson	36,783

(*)	shares held in the Group Saving’s Plan (PEG) have been valued on the basis of the Vivendi Universal share price of €26.46 at close of business on December 30, 2005.

(a)	including 1,000 shares held by his spouse and 197 shares held by each of his four children.
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        Corporate Governance
Main Activities of Current Members of the Management Board
Jean-Bernard Lévy, Chairman of the Management Board
51, French nationality.
Business address
Vivendi Universal — 42 avenue de Friedland, 75008 Paris, France
Expertise and experience
Mr. Jean-Bernard Lévy was born on March 18, 1955 and is a graduate of the École Polytechnique and the École nationale supérieure des télécommunications. Mr. Lévy was appointed Chairman of the Management Board of Vivendi Universal on April 28, 2005. He previously served as Chief Operating Officer of Vivendi Universal since August 2002.
From 1998 to 2002, Mr. Lévy was Managing Partner, Corporate Finance, at Oddo Pinatton. He was also Chairman and Chief Executive Officer of Matra Communication from 1995 to 1998. From 1993 to 1994, Mr. Lévy was Chief of Staff to Mr. Gérard Longuet, the French Minister for Industry, Postal Services, Telecommunications and Foreign Trade. From 1988 to 1993, he was General Manager, Communication Satellites, of Matra Marconi Space. From 1986 to 1988, Mr. Lévy acted as Technical Adviser to Mr. Gérard Lonquet, the French Minister for Postal and Telecommunications services and from 1978 to 1986, he was an engineer with France Télécom.
Positions currently held
Maroc Telecom, Vice Chairman of the Supervisory Board
SFR, Director
Canal+ Group, Member of the Supervisory Board
Vivendi Universal Games, Inc. (United States), Director
NBC Universal Inc. (United States), Director
Directorships held over the last five years
VU Net, Chairman and Chief Executive Officer
VTI, Chairman and Chief Executive Officer
UGC, Director
Cegetel, Member of the Supervisory Board
Oddo Pinatton Group, Managing Partner
HCA, Director
Abdeslam Ahizoune, member of the Management Board
50, Moroccan nationality.
Business address
Maroc Telecom — Avenue Annakhil, Hay Riad, Rabat, Morocco
Expertise and experience
Mr. Abdeslam Ahizoune was born on April 20, 1955 and holds an engineering degree from the École Nationale Supérieure des Télécommunications in Paris, France (1977). He was appointed Chairman of the Management Board of Maroc Telecom in February 2001 and was appointed as a member of the Management Board of Vivendi Universal on April 28, 2005.
Mr. Ahizoune served as Chairman and Chief Executive Officer of Maroc Telecom from 1998 to 2001. He held the position of Minister of Telecommunications from 1997 to 1998 and Managing Director of the Office National des Postes et Télécommunications (ONPT) from February 1995 to August 1997, Minister of Postal and Telecommunications Services and Managing Director of the ONPT from August 1992 to February 1995 and Director of Telecommunications in the Ministry of Post and Telecommunications from 1983 to 1992. From 1982, Mr. Ahizoune held a number of positions in the Postal and Telecommunications Services and then in the ONPT. Mr. Ahizoune is a member of the Board of Directors of the following organizations: Mohammed V Solidarity Foundation (Fondation Mohamed V pour la Solidarité) since April 2004; Al Akhawayne University, since November 2003; the Mohammed VI Foundation for the Environment (Fondation Mohamed VI pour l’Environnement) since June 2001 and the Lalla Salma Association Against Cancer. Since 2001, Mr. Ahizoune is a member of the Support Committee (Comité de Soutien) of the Mohammed V Solidarity Foundation, and is a member of the Executive Committee of the International Chamber of Commerce, Paris, France since February 2004.
Positions currently held
Maroc Telecom, Chairman of the Management Board
Other
Mohammed V Foundation for Solidarity, Director and Member of the Support Committee
Mohammed VI Foundation for the Environment, Director
Al Akhawayne University, Director
International Chamber of Commerce, Paris, France, Member of the Executive Committee
Directorships held over the last five years
Maroc Telecom, Chairman and Chief Executive Officer
Jacques Espinasse, member of the Management Board
62, French nationality.
Business address
Vivendi Universal — 42 avenue de Friedland, 75008 Paris, France
Expertise and experience
Mr. Jacques Espinasse was born on May 12, 1943 and holds an
MBA from the University of Michigan. In July 2002, Mr. Espinasse
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Corporate Governance
was appointed Chief Financial Officer of Vivendi Universal and appointed to the Management Board of Vivendi Universal on April 28, 2005. He was formerly Chief Operating Officer of TPS, a French satellite television service, since 1999. He became a Member of the Board of Directors of TPS in 2001.
Previously, Mr. Espinasse held a variety of senior management positions in major French companies, including CEP Communication and Group Larousse Nathan, where he was appointed Senior Executive Vice President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was appointed Senior Executive Vice President of the group when it was privatized in May 1987 and held this position until 1994. He is a Director of SES Global.
Positions currently held
SFR, Director
Canal+ Group, Member of the Supervisory Board
Maroc Telecom (Morocco), Member of the Supervisory Board and of the Audit Committee
Vivendi Universal Games, Inc. (United States), Director
SES Global (Luxembourg), Member of the Supervisory Board
Veolia Environnement, Director
Vivendi Universal Net, Director
Directorships held over the last five years
UGC, Permanent Representative of Vivendi Universal
Sogecable (Spain), Permanent Representative of Vivendi Universal to the Board of Directors
Vivendi Universal Publishing, Director
Cegetel Group, Director
SFR, Permanent Representative of Saige to the Board of Directors
MultiThématiques SA, Director
Light France Acquisition SAS, Chairman
J.E.D., Chairman and Chief Executive Officer
TPS, Director
Frank Esser, member of the Management Board
47, German nationality.
Business address
SFR – Tour Séquoia, 1 place Carpeaux, 92915 Paris La Défense cedex, France.
Expertise and experience
Mr. Frank Esser was born on September 5, 1958 and holds a doctorate in economics from the University of Fribourg. Mr. Esser was appointed Chairman of SFR in December 2002 and has been with the group since September 2000, when he was appointed Chief Executive Officer. He was appointed as a member of the Management Board of Vivendi Universal on April 28, 2005. Mr. Esser is a member of the Board of Directors of the GSM Association since February 2003 and became Chairman of its Public Policy Committee in 2004. Prior to joining SFR, Mr. Esser was Executive Vice President at Mannesmann, in charge of international business and business development.
Positions currently held
SFR, Chairman and Chief Executive Officer
SHD, Chairman and Chief Executive Officer
Neuf Telecom, Director
Vivendi Telecom International, Director
Vizzavi France, Chairman of the Board of Directors
Maroc Telecom, Member of the Supervisory Board
Other
Vodafone D2, Member of the Supervisory Board
Faurecia, Director
GSM Association, Director
LTB-R, Permanent Representative of SFR to the Board of Directors
Directorships held over the last five years
Cegetel, Chairman and Chief Executive Officer
Cegetel Group, Chief Operating Officer
Cegetel Entreprises, Director
Cofira, Director
Omnitel, Director
Infostrada, Director
Bertrand Meheut, member of the Management Board
54, French nationality.
Business address
Canal+ Group – 1 place du spectacle, 92263 Issy Les Moulineaux cedex 9, France.
Expertise and experience
Mr. Bertrand Meheut was born on September 22, 1951 and graduated from l’École des Mines in France. He joined Canal+ Group in October 2002, as Vice Chairman and Chief Operating Officer. He was appointed Chairman of the Executive Board of Canal+ Group on February 7, 2003, and Chairman and Chief Executive Officer of Canal+ S.A. on February 20, 2003. Mr. Meheut was appointed to the Management Board of Vivendi Universal on April 28, 2005.
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        Corporate Governance
Mr. Meheut has spent most of his career in various positions in the chemicals industry, primarily in the life sciences sector. He held a number of top posts at Rhône-Poulenc, which became Aventis after merging with Germany’s Hoechst. He served as Chairman and Chief Executive Officer of Aventis CropScience, an Aventis and Schering subsidiary, running agrichemicals and biotechnologies operations.
Positions currently held
Canal+ Group, Chairman of the Executive Board
Canal+, Chairman and Chief Executive Officer and Director of some of its subsidiaries
Cegetel, Director
SFR, Director
CanalSat, Chairman of the Board of Directors
Kiosque, Permanent Representative of Canal+ and Manager
NPA Production, Permanent Representative of Canal+ and Manager
MediaOverseas, Member of the Executive Board
Holding Sports & Evénements, Chairman of the Board of Directors
Paris Saint-Germain Football, Director
Sport+ (ex Pathé Sport), Permanent Representative of Groupe Canal+ on the Board of Directors
Directorships held over the last five years
Aventis CropScience, Chairman and Chief Executive Officer
StudioCanal, Chairman of the Board of Directors
Doug Morris, member of the Management Board
67, US nationality.
Business address
Universal Music Group – 1755 Broadway, New York, NY 10019, USA
Expertise and experience
Doug Morris was born on November 23, 1938. He has served as Chairman and Chief Executive Officer of Universal Music Group since November 1995 and was appointed to Vivendi Universal’s Management Board on April 28, 2005. A graduate of Columbia University, Mr. Morris began his music career as a songwriter for music publisher Robert Mellin, Inc. In 1965, Mr. Morris joined Laurie Records, as a writer and producer and was later promoted to Vice President and General Manager. Following this, Mr. Morris created his own label, Big Tree Records, which was distributed and eventually acquired by Atlantic Records in 1978. At this time, Mr. Morris was appointed President of ATCO Records, beginning his 17-year association with Warner Music. In 1980, Mr. Morris was appointed President of Atlantic Records and, in 1990, assumed the position of Co-Chairman and Co-CEO (with Ahmet Ertegun) of the Atlantic Recording Group. In 1994, Mr. Morris was promoted to President and Chief Operating Officer of Warner Music U.S. and was soon thereafter appointed Chairman. Mr. Morris began his association with the MCA Music Entertainment Group (now Universal Music Group) in July 1995, by forming a joint venture, New York City-based full service record label. Throughout his career, Mr. Morris has worked with some of the most popular and influential artists of the past four decades, including the Rolling Stones, Phil Collins, Pete Townsend, Led Zeppelin, Stevie Nicks, Bette Midler, Tori Amos, INXS, Erykah Badu and Mariah Carey. Mr. Morris serves on the Boards of the Robin Hood Foundation and the Cold Spring Harbor Laboratory. Mr. Morris is a Director of the Rock and Roll Hall of Fame. In 2003, the National Academy of Recording Arts and Sciences (NARAS) awarded Mr. Morris with the President’s Merit Award.
Positions currently held
Universal Music Group, Chairman and Chief Executive Officer
Universal Music Group, Director of various subsidiaries
Other
Robin Hood Foundation, Director
Cold Spring Harbor Laboratory, Director
Rock and Roll Hall of Fame, Director
Directorships held over the last five years
Universal Music Group, Director of various subsidiaries
René Pénisson, member of the Management Board
64, French nationality.
Business address
Vivendi Universal – 42 avenue de Friedland, 75008 Paris, France
Expertise and experience
Born on February 2, 1942, Mr. René Pénisson graduated from l’École Supérieure de Chimie in Lyon with an engineering degree. He holds a doctorate in engineering from the Université de Lyon and a degree from the French Management Institute. He was appointed Chairman of Vivendi Universal Games in January 2004 and Senior Executive Vice-President, Human Resources of Vivendi Universal in April 2004. He became a member of the Management Board of Vivendi Universal on April 28, 2005. Prior to these positions, Mr. Pénisson served as adviser to the Chairman and Chief Executive Officer, Social Relations and Organization of Vivendi Universal from September 2002.
From 1999 to 2002, he was a member of the Executive Committee of Aventis, Senior Executive Vice President, Human Resources of Aventis, Chairman of Aventis Animal Nutrition and Chairman of the RP Industrialisation company. From 1997 to 1999, he served as member of the Executive Committee of Rhône Poulenc S.A. From 1982 to 1997, Mr. Pénisson was successively Executive Vice President, Basic Chemicals Division of Rhône Poulenc, Chief Operating Officer of Rhône Poulenc Chimie, and Senior Executive Vice President, Human Resources of the Rhône Poulenc Group.
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Corporate Governance
Positions currently held
Vivendi Universal Games Inc. (United States), Chairman
Vivendi Universal Games International, Director
Directorships held over the last five years
Aventis, Member of the Executive Committee
Aventis Animal Nutrition, Chairman
RP Industrialisation, Chairman
3.1.2.3.  FAMILY RELATIONS
There are no family relations among the members of the Management Board.
3.1.2.4. ABSENCE OF CONFLICTS OF INTEREST
Management is not aware of any current or potential conflict of interest between Vivendi Universal and the members of the Management Board and their personal interests or other obligations.
3.1.2.5.	ABSENCE OF ANY CONVICTION FOR FRAUD, ASSOCIATION WITH A BUSINESS FAILURE OR PUBLIC INCRIMINATION AND/OR SANCTION
Over the past five years, management is not aware of:
•	any conviction in relation to fraudulent offenses delivered against any member of the Management Board,

•	any members of the Management Board being associated with a bankruptcy, receivership or liquidation while serving on an administrative, management or supervisory body during the past five years,

•	any official public incrimination and/or sanction being delivered against any members of the Management Board by statutory or regulatory authorities. On December 20, 2004, Mr. Jean-Bernard Lévy received a notification of grievances served by the Autorité des Marchés Financiers (AMF), concerning a purchase of bonds mandatorily redeemable in shares (ORAs) (please refer to Chapter 2, “Litigation”).
3.1.2.6.	AGREEMENTS ENTERED INTO BETWEEN THE COMPANY AND ONE OF ITS MANAGEMENT BOARD MEMBERS – SERVICE CONTRACTS
The members of the Management Board, Senior Executives and Corporate Officers benefit from an employment contract with the Company, except for Mr. Jean-Bernard Lévy, Chairman of the Management Board, whose employment contract is suspended for the duration of his term of office.
No member of the Management Board is covered by a service contract with Vivendi Universal or any of its subsidiaries or do they expect that any benefits will be granted under the terms of such a contract.
3.1.2.7.	LOANS AND GUARANTEES GRANTED TO MEMBERS OF THE MANAGEMENT BOARD
The Company has extended no loans or granted any guarantee in favor of the members of the Management Board.
3.1.2.8. JURISDICTION AND INTERNAL REGULATIONS OF THE MANAGEMENT BOARD
Role and Powers of the Management Board under Applicable Law and Company By-laws
The Management Board is invested, with respect to third parties, with the broadest powers to act in all circumstances on behalf of the Company, subject to the powers expressly granted by law to the Supervisory Board and to the Shareholders’ Meetings and within the scope of the Company’s corporate purpose and the matters that require the prior authorization of the Supervisory Board.
In addition, the Management Board is invested by law with the following specific powers:
•	to draw up the annual, half-year and quarterly financial statements and management reports,

•	to convene Shareholders’ Meetings,

•	to decide whether to increase the share capital and/or to fix the terms and procedures for this increase, upon delegation by the Extraordinary Shareholders’ Meeting,

•	to reduce the share capital, upon delegation by the Extraordinary Shareholders’ Meeting,
•	to grant options to subscribe or purchase equity shares for the Company’s employees or to grant restricted stocks (actions gratuites), upon authorization by the Extraordinary Shareholders’ Meeting,

•	to issue bonds with the power to delegate to the Chairman of the Management Board or to another member of the Management Board,

•	to modify the share capital, following the conversion of convertible bonds at any time, or subscriptions derived from the exercise of rights detached from compound securities giving rights to shares, or the payment of dividends in the form of shares.
Internal Regulations
The internal regulations of the Management Board constitute an internal document intended to ensure that the management of the Company functions properly and adheres to the most recent rules adopted in furtherance of good corporate governance. The internal regulations are not enforceable against third parties who are not entitled to rely on them against members of the Management Board.
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        Corporate Governance
Role and Powers of the Management Board under the Internal Regulations
The Management Board is responsible for the management of the Company and for the conduct of its business. It is involved in the following areas:
•	review and drawing up of the financial statements, forecasts, cash flow, debt obligations and Company liabilities,

•	sale, merger and acquisition transactions not exceeding the thresholds requiring approval of the Supervisory Board,

•	human resources policy and industrial relations,

•	communications policy,

•	compliance activities,

•	internal audit and internal control procedures,

•	litigation,

•	environmental affairs,

•	insurance.
In accordance with applicable law, the Company’s by-laws and internal regulations of the Supervisory Board, the Management Board must obtain the prior approval of the Supervisory Board under certain circumstances (please refer to the Internal Regulations of the Supervisory Board above).
3.1.2.9. ACTIVITIES OF THE MANAGEMENT BOARD IN 2005
The Management Board met eight times in 2005. Its work mainly involved the following:
•	the review of the half-year and quarterly financial statements for 2005 and drawing up the quarterly progress reports for the Supervisory Board,

•	the preliminary budget for 2006,

•	the analysis of the strategic issues in the areas of media and telecommunications,

•	the review of the Group’s principal business units, the oversight of any merger, acquisition and divestment transactions in progress,

•	the review of the draft agreement between Canal+ Group and TPS in the pay-TV sector in France and entry of Lagardère SCA as shareholder of Canal+ France,

•	the study on the proposed change of the Company’s corporate name,

•	the final redemption of the 8.25% bonds redeemable in shares issued in November 2002,

•	the implementation of a new share repurchase program,

•	the review of the plan to delist its American depositary shares from the New York Stock Exchange and to deregister with the SEC,

•	the oversight and review of litigation in progress.
3.2. Compensation of Directors and Officers
Compensation of corporate officers and of the Company’s principal executives is established by the Supervisory Board (and by the Board of Directors prior to April, 28, 2005) upon recommendation of the Human Resources Committee. The compensation is composed of a fixed and a variable portion.
The variable portion of compensation for 2005 was set by the Board of Directors at its meeting held on March 9, 2005, based upon the following criteria which were presented to the annual Shareholders’ Meeting on April 28, 2005: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (60%), linked to both adjusted net result attributable to equity holders of the parent (35%) and operational cash flow (25%) and (b) performance of the priority actions of the general management (40%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
The variable portion of compensation for 2006 was set by the Supervisory Board at its meeting held on February 28, 2006, based on a proposal from the Human Resources Committee at its meeting held on February 27, 2006, based upon the following criteria: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (63%) linked to both the adjusted net result attributable to equity holders of the parent (42%) and the net operational cash flow (21%) and (b) performance of general management’s priority actions (37%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
3.2.1. Individual Compensation
3.2.1.1. COMPENSATION OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Upon recommendation of the Human Resources Committee, the Board of Directors at its meeting held on March 9, 2005, established the following principles for the Chairman and Chief Executive Officer’s compensation for 2005. These principles are unchanged compared to 2003 and 2004 and were presented at the annual Shareholders’ Meeting held on April 28, 2005, which included for a full year, a gross annual fixed salary of €1 million, a target bonus of 150%; with a maximum of 250% and stock options (subscription options) without discount, as approved by the Board of Directors.
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Corporate Governance
On this basis, from January 1st to April 28, 2005, and as indicated at the annual Shareholders’ Meeting on April 28, 2005, Mr. Jean-René Fourtou, in his capacity as Chairman and Chief Executive Officer, received a gross compensation amount (fixed and variable, and including benefits in kind) of €2,664,516, including a €2,320,000 bonus for 2004, paid in 2005. In addition, Mr. Fourtou received 400,000 undiscounted stock options, the benefit of each such option being valued, as at the allocation date, at €4.33(1), with an exercise price of €23.64. The details of the compensation paid to the Chairman and Chief Executive Officer for the previous two fiscal years are presented below:

	Paid in 2006	Paid in 2005		Paid in 2004
	pro rata	pro rata

Fixed salary	—	€333,334		€1,000,008
Bonus for 2005 paid in 2006	€766,600	—		—
Bonus for 2004 paid in 2005	—	€2,320,000		—
Bonus for 2003 paid in 2004	—	—		€2,425,000
Benefits in kind and other	—	€11,182	*	€24,555	*
Total	€766,600	€2,664,516	**	€3,449,563

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.

(**)	This amount includes the compensation paid on a pro rata basis for services in his capacity as Chairman and Chief Executive Officer, to which a pro rata amount of €666,667 has been added for services in his capacity as Chairman of the Supervisory Board (see below).
3.2.1.2. COMPENSATION OF THE CHAIRMAN OF THE SUPERVISORY BOARD
The Supervisory Board, at its meeting held on April 28, 2005, pursuant to the recommendation of the Human Resources Committee, dated February 1, 2005, after discussion by the Board of Directors and its Governance Committee and in accordance with information presented to the annual Shareholders’ Meeting on April 28, 2005, formulated the principles applicable to the compensation of the Chairman of the Supervisory Board for 2005 (a gross fixed compensation of €1,000,000 calculated on an annual basis from May 1, 2005).
The Chairman of the Supervisory Board does not receive stock options, is not granted restricted stock and does not benefit from a severance payment of any kind. In addition, Mr. Fourtou has waived his right to the retirement pension paid by Vivendi Universal since he commenced service.
In 2005, the Chairman of the Supervisory Board received a pro rata gross amount of €666,667 for his service and benefits in kind of a company car and the availability of a chauffeur. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company. He received no Directors’ fees from Vivendi Universal or any of its subsidiaries.

3.2.2.	Compensation of the Members of the Supervisory Board and Previous Members of the Board of Directors
Payment of Directors’ fees for members of the Supervisory Board and Committees is based on actual attendance at meetings and depends on the number of meetings held. The gross figure for Directors’ fees paid in 2005 was €960,789. Figures for Directors’ fees paid on an individual basis are shown below.
For services rendered during the period starting from January 1, 2005 until April 28, 2005, each Board Member received a pro rata Director’s fee calculated from a fixed portion of €25,000 and a variable portion of €25,000, on a full-year basis, and based upon actual attendance at Board Meetings. This amount was increased by €4,500 per meeting for current members of the Committees and doubled for the Chairman of each Committee.
From April 28, 2005, each member of the Supervisory Board is entitled to receive a fixed Director’s fee for one full year of service of €25,000 plus €5,500 per meeting, subject to attendance and €6,000 per meeting for members of the Audit Committee and €4,500 per meeting for members of the other Committees. Fees for Committee Chairmen are doubled.

(1) The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price, as at the date of exercise of the option and the share price, as at the date of the sale of the share subscribed, pursuant to the exercise of the option.
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       Corporate Governance
The gross total amount of Directors’ fees of €960,789 paid in 2005, was distributed as follows:

Members of the Supervisory Board	(in euros - rounded)

Jean-René Fourtou (a)	0
Claude Bébéar	102,416
Gérard Brémond	76,791
Fernando Falcó y Fernandez de Córdova	75,500
Sarah Frank	43,500
Paul Fribourg	77,875
Gabriel Hawawini	79,000
Patrick Kron	43,500
Henri Lachmann	107,500
Andrzej Olechowski	43,500
Pierre Rodocanachi	92,500
Karel Van Miert	76,916
Directors up to April 28, 2005
Bertrand Collomb	54,083
Marie-Josée Kravis	61,333
Gerard Kleisterlee	26,375

(a)	Mr. Fourtou waived his rights to Directors’ fee payments allocated to members of the Board of Directors and Supervisory Board of the Company and its subsidiaries. .
3.2.3. Compensation of the Chairman and Members of the Management Board
3.2.3.1. COMPENSATION OF THE CHAIRMAN OF THE MANAGEMENT BOARD
Upon the recommendation of the Human Resources Committee, the Supervisory Board at its meeting held on April 28, 2005, formulated principles for the compensation of the Chairman of the Management Board, in accordance with the presentation made at the Shareholders’ Meeting held on April 28, 2005.
Mr. Jean-Bernard Lévy’s employment contract as Deputy Chief Executive Officer of the Company, effective from August 12, 2002, was suspended when he was appointed Chairman of the Company’s Management Board.
As presented to the Shareholders’ Meeting held on April 28, 2005, the compensation of the Chairman of the Management Board was set as follows: a gross annual fixed salary of €800,000, unchanged for 2006, a target bonus of 120% determined according to the criteria above: a maximum of 200%, a total cash target of €1,760,000, a total maximum cash of €2,400,000 and an allocation of 400,000 non-discounted stock options (subscription options) for 2005, the benefit for each of these options as of the allocation date being valued at €4.33(2) at an exercise price of €23.64. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company.
As presented to the Combined Shareholders’ Meeting held on April 28, 2005, the Chairman of the Management Board is eligible to the pension plans adopted by the Company (refer to section 3.2.4). In addition, he was recognized for seven years of seniority.
3.2.3.2. COMPENSATION OF THE MEMBERS OF THE MANAGEMENT BOARD
The Supervisory Board, at its meeting held on April 28, 2005, noted that the employment contracts for members of the Management Board, other than the Chairman, should be maintained by virtue of them performing different technical functions and resolved that no special compensation or allowance would be granted to them in relation to their corporate appointment within Vivendi Universal SA.
Details of compensation amounts and benefits in kind paid to members of the Management Board in 2005 (full year) or owed for 2005 (in euros) are described below:

		Variable portion:
	Fixed compensation	2005 bonus
Members of the Management Board	in 2005	paid in 2006		Benefits in kind (*)		Total 2005

Jean-Bernard Levy	800,000	1,472,000		195,047	(**)	2,467,047
Abdeslam Ahizoune	512,757	346,958		—		859,715
Jacques Espinasse	460,000	846,400		10,164		1,316,564
Frank Esser	650,000	1,150,500		13,727		1,814,227
Bertrand Meheut	650,000	1,189,500		28,014	(a)	1,867,514
Doug Morris	4,453,144	9,881,733	(b)	127,525	(c)	14,462,402
René Pénisson	460,000	846,400		22,000	(a)	1,328,400

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.

(**)	Including holiday pay for his previous salaried position (€181,595).

(a)	Including valuation of days of holiday transferred from the time saving account (compte épargne temps) to the pension savings plan.

(b)	Including the 2006 payment for a deferred long-term bonus under the Universal Music Group contract. The 2005 portion amount is €3,977,800.

(c)	Air travel and company car.

(2)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price, as at the date of exercise of the option and the share price, as at the date of the sale of the share subscribed, pursuant to the exercise of the option.
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Corporate Governance
Pursuant to their employment contracts, each member of the Management Board is entitled to a gross severance payment amount (except in the event of dismissal for serious misconduct), determined as follows:
•	Mr. Jean-Bernard Lévy (employment contract, dated August 9, 2002, suspended during his term of office as Chairman of the Management Board): six months fixed and variable salary, regardless of the unexpired term of his notice period,

•	Mr. Abdeslam Ahizoune (employment contract with Vivendi Universal Group, dated December 2000, as amended on July 8, 2004): 24 months fixed salary and target bonus paid by Vivendi Universal SA and Maroc Telecom, including the legal amount of indemnity payments,

•	Mr. Jacques Espinasse (employment contract, dated July 12, 2002): 12 months fixed salary and target bonus,

•	Mr. Frank Esser (employment contract, dated May 22, 2000, as amended on October 4, 2002): 24 months fixed salary and target bonus, in addition to the legal amount of indemnity payments,

•	Mr. Bertrand Meheut (employment contract, dated September 20, 2002): €2 million, including the legal amount of indemnity payments,

In case of termination before the age of 60, Mr. Bertrand Meheut can opt for a payment equivalent to the sum funded in connection with the complementary pension plan adopted in 1985, with a seniority as at September 1, 1992 which then supersedes the benefit of the current pension plans presented in section 3.2.4 below,

•	Mr. Doug Morris (employment contract with Universal Music Group dated February 6, 2001, as amended on August 4, 2005 – until termination of his contract as Chairman and Chief Executive Officer of Universal Music Group: December 31, 2008): equal to the fixed salary and target bonus to be paid until the termination of the contract (December 31, 2008), in any case, may not be less than one year’s salary,

•	Mr. René Pénisson (employment contract, dated September 20, 2002): no contractual severance payment.
3.2.4. Pension Plans
A complementary pension plan applicable to the executives of Vivendi Universal SA was adopted in December 1985, by the Compagnie Générale des Eaux. Beneficiaries are guaranteed a pension equal to a percentage of their basic remuneration. This percentage is determined according to the age of the retirement (48.6% at the age of 60 and 60% at the age of 65), with a maximum amount of €300,000 (including pensions under the general regime).
To benefit from this regime, the following conditions must be satisfied, which include having a total of 15 years of service within the Company, ending his or her career within the Group, all compulsory and optional pension provisions must be paid at the time of retirement and the beneficiary must be 60 years old. A payment of 60% of the amount of the pension is paid to the spouse in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company before the age of 60.
Members of the Management Board, holding an employment contract with Vivendi Universal SA are eligible to this regime, which they were entitled to before their appointment under the above described conditions.
At its meeting held on March 9, 2005 and as presented to the Shareholders’ Meeting held on April 28, 2005, the Board of Directors decided in principle to introduce an additional pension plan for senior executives, including members of the Management Board, holding an employment contract with Vivendi Universal SA and to recognize a seniority of the Chairman of the Management Board.
Pursuant to the recommendation of the Human Resources Committee, dated October 21, 2005, the Supervisory Board, at its meeting held on December 6, 2005, authorized the establishment of an additional pension plan in accordance with the following rules, which include a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years), a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit (the reference salary and a maximum of 60 times the French Social Security upper limit (currently €1,864,000), acquisition of rights subject to an upper limit of 30% of the reference salary, application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years), and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company, for any cause, before the age of 55.
There is no possibility to cumulate the additional regime and the complementary pension plan. Only the most favorable will be retained upon retirement.
The grant of this additional pension regime to certain members of the Management Board holding a French employment contract constitutes a regulated related-party agreement, as described in the special report of the Statutory Auditors, and is submitted to the Combined Shareholders’ Meeting scheduled for April 20, 2006, in accordance with Article L. 225-88 of the French Commercial Code.
Mr. Doug Morris, a member of the Management Board and Chairman and Chief Executive Officer of Universal Music Group (UMG), who holds an American employment contract, is entitled to the Seagram pension plan for a part of his career within the Group, for which the Company has ceased to contribute. He benefits from UMG pension plans applicable to all UMG employees within the United States, for which UMG contributes up to a maximum amount of $16,260 each year, in addition to the employee’s contributions.
The total cost of the pension plans for members of the Management Board for 2005 was €2,194,155.
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       Corporate Governance
3.2.5. Compensation of Senior Executives of the Group
The global aggregate amount of the top ten compensation packages paid by Vivendi Universal SA in 2005 was a gross amount of €14.35 million, including benefits in kind. In addition, in 2005, the global aggregate amount of the top ten compensation packages paid to senior executives within the Group (nine of them are American) was €45.99 million, including benefits in kind.
All senior executives have waived their right to receive Directors’ fees in their capacity as Board Members or permanent representatives within controlled subsidiaries within the meaning of Article L. 233-16 of the French Commercial Code.
3.3. Stock Options
At a meeting held on March 9, 2005, the Board of Directors approved the annual grant of 9,071,000 stock options to 656 beneficiaries (a number of options below the maximum number of 15,948 million, corresponding to the limit of 1.5% of the share capital per year, as announced at the Shareholders’ Meeting held on April 29, 2003).
3.3.1. Stock Option Grants in 2005
Grants of Stock Options to Directors

Date of the Shareholders’ Meeting authorizing the grant	Annual meeting of 4/29/2003
Date of the Board of Directors meeting	3/9/2005
Date of grant	4/26/2005
Maximum number of options that may be granted under the shareholders’ authorization	37,541,852	(a)
Maximum number of options that may be granted during the year after factoring in those already granted	15,948,252	(b)
Total number of options granted in April 2005	9,071,000
Number of options cancelled due to the beneficiaries’ departure	174,500
Total number of options that may be granted on December 31, 2005	6,877,252	(c)
Number of options granted to the Company officer: Mr. Jean-René Fourtou (d)	400,000
Number of options granted to members of the Management Board (e)
Mr. Jean-Bernard Lévy	400,000
Mr. Abdeslam Ahizoune	125,000
Mr. Jacques Espinasse	280,000
Mr. Frank Esser	250,000
Mr. Bertrand Meheut	250,000
Mr. Doug Morris	125,000
Mr. René Pénisson	250,000
Total	2,080,000
Unit exercise price (in euros)	23.64
Expiration date	4/26/2015

(a)	3.5% of the share capital, as of the date of grant (April 26, 2005).

(b)	1.5% of the share capital in accordance with the resolution adopted by the Combined Shareholders’ Meeting held on April 29, 2003.

(c)	Based on the share capital amount, as of December 31, 2005 and on the grants made but rendered invalid following the expiry of the authorization period

(d)	Chairman and Chief Executive Officer until April 28, 2005.

(e)	Appointed by the Supervisory Board on April 28, 2005, following the Combined Shareholders’ Meeting held on the same day.
3.3.2. Options Exercised by Directors in 2005
M. Jean-René Fourtou (a)

2002 subscription plan

Date of grant	10/10/2002
Exercise price	€14.10	(c)
Expiration date	10/10/2010
Number of options	100,000
Total amount of the exercise	€1,410,000
M. Jean-Bernard Lévy (b)

2002 subscription plan

Date of grant	10/10/2002
Exercise price	€14.10	(c)
Expiration date	10/10/2010
Number of options	49,000
Total amount of the exercise	€690,900
(a) Chairman and Chief Executive Officer until April 28, 2005.
(b) Chairman of the Management Board since April 28, 2005.
(c) €12.10 exercise price plus €2 (for a total overall subscription price of €14.10) for the commitment taken by Messrs. Jean-René Fourtou and Jean-Bernard Lévy, at the request of the French Minister of the Economy, Finance and Industry, at the time Vivendi Universal filed its application for the consolidated global profit tax system under French law.
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Information Concerning the Company — Corporate Governance     3

Corporate Governance
Commitment Made by Certain Directors and Officers with Respect to the Exercise of their Stock Options
At the request of the French Minister of the Economy, Finance and Industry regarding the application of Vivendi Universal for the Consolidated Global Profits tax system, Messrs. Jean-René Fourtou, Jean-Bernard Lévy and Jacques Espinasse agreed to unilaterally and personally renounce the €2 profit resulting from any eventual capital gain pursuant to the exercise of the stock options, which were granted to them by the Board of Directors, prior to December 23, 2003, the application date for the requested tax system, which has been obtained on August 22, 2004 effective on January 1, 2004.
3.3.3. Principal Stock Option Grants and Exercises in 2005
A total of 1,290,000 stock options, representing 14.16% of the total number of options granted in 2005 and 0.11% of the share capital, as at December 31, 2005, were granted to the ten senior executives and employees of the Group, excluding corporate officers, who received the largest number of options.
These options have an exercise price of €23.64 for those options conferring rights to shares listed on the Compartment A of Eurolist by Euronext™ and US$30.63 for those options conferring rights to American Depositary Shares listed on the New York Stock Exchange (NYSE).
A total of 252,994 stock options were exercised, at a weighted average price of €14.46 by the ten senior executives and employees of the Group, excluding corporate officers, who subscribed or purchased the largest number of shares.
3.4. Dealings in Company Securities
Certain transactions involving Company securities are forbidden during specific periods. These transactions include the sale and purchase of Company securities or derivative products, whether on the open market or by means of blocks of securities off the market, and whether directly or indirectly through their spouse, any intermediary, ascendants, descendants, legal person, fiduciary, trust or partnership, whose management responsibilities are exercised by members of the Supervisory Board or the Management Board, or which are controlled by them or is constituted for their benefit, or whose economic interests are substantially the same as theirs:
•	the period between the date on which the members of the Supervisory Board or of the Management Board become aware of information concerning the ongoing business activities of the Company, which if made public, could have a significant effect on the share price, and the date on which this information is made public,

•	the 15 day-period preceding the date on which the consolidated financial statements (annual and half-year) are made public.
3.5. Compliance Program
The purpose of the Compliance Program is to inform the Group’s employees and have them take responsibility for their activities to reduce the risks of liabilities incurred.
It establishes rules of conduct based on general principles of international law (OECD, ILO and European law) as well as prevailing legislation in the various countries (mainly France and the United States).
It sets forth the general ethical rules applicable within the Group. These general rules are implemented at the level of each business unit in order to ensure that these rules integrate the specificity of the subsidiaries’ businesses into the particularities of local laws.
The legal departments of the business units and corporate headquarters work to ensure overall consistency. The General Counsel of Vivendi Universal SA draws up an annual progress report addressed to the Audit Committee, which then reports to the Supervisory Board.
3.5.1. Reasons
The Compliance Program addresses three main concerns:
•	the new national and international standards under which companies must report on how they assume their economic and social responsibility,

•	the emergence of new rating criteria aimed at assessing the policies that companies have set up to assume this responsibility,
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       Corporate Governance
•	the Group’s presence in the United States.
3.5.2. Issues
The compliance program has two major challenges:
•	one is to sensitize the Group’s employees and to provide them with a reference guide that sets a benchmark that can help them to determine their course of action,
•	the other is to reduce the risks of incurring civil and penal liabilities by the employees and the Group’s companies.
3.6. Financial Code of Ethics
At its meeting held on March 16, 2004, the Board of Directors of Vivendi Universal SA adopted a Financial Code of Ethics. The action was proposed by the Audit Committee in accordance with the rules of the Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act of 2002. This code was maintained following the Company’s change of organizational structure. It applies to the senior executives of Vivendi Universal SA who are responsible for communications and financial and accounting reports.
3.7. Disclosure Committee
This Disclosure Committee (within the meaning of the Sarbanes — Oxley Act of 2002) was created in 2002 and is responsible for regularly assessing the methods used to draw up and disclose the Company’s financial information.
3.7.1. Composition
The Committee Members are appointed by the Chairman of the Management Board. The Committee shall at least comprise those Vivendi Universal executives holding the following positions:
•	the General Counsel (Chairman of the Committee),

•	the Chief Financial Officer,

•	the Executive Vice President, Communications and Public Affairs,

•	the Deputy Chief Financial Officers,

•	the Senior Vice President, Audit and Special Projects,

•	the Executive Vice President, Investor Relations,

•	and the Senior Vice President, Head of Legal Department.
The Committee may have additional members who are employees from the aforementioned departments or their substitutes. The Committee is currently comprised of 15 members.
3.7.2. Powers
The Committee assists the Chairman of the Management Board and the Group’s Chief Financial Officer in their mission to ensure that Vivendi Universal fulfills its disclosure requirements with respect to investors, the public and the regulatory and market authorities, in particular the Autorité des Marchés Financiers (AMF), Euronext Paris SA in France, the Securities and Exchange Commission (SEC) and the New York Stock Exchange in the United States.
3.7.3. Missions
In carrying out its mission, the Committee:
•	ensures that Vivendi Universal has set up adequate controls and procedures so that:

–	any information that must be disclosed to investors, the public or to the regulatory authorities is reported within the deadlines stipulated by applicable laws, regulations and forms,
–	all communications is subject to appropriate verifications in accordance with the procedures set up by the Committee,

–	all information requiring a release to investors and/or appearing in the documents recorded or filed with any regulatory authority is communicated to the Company’s senior management beforehand, including the Chairman of the Management Board and the Group’s Chief Financial Officer, so that decisions concerning the information to be disclosed can be taken in a timely manner,
•	provides oversight of the regular assessments of Vivendi Universal’s procedures for controlling information and its internal control procedures under the supervision of the Chairman of the Management Board and of the Group’s Chief Financial Officer,

•	advises the Chairman of the Management Board and the Group’s Chief Financial Officer on any significant malfunction for which the Committee could be informed and which is likely to affect Vivendi Universal’s procedures for controlling information and its internal control procedures. The Committee issues recommendations, when necessary, for changes to be made to these controls and procedures. The Committee supervises the implementation of modifications approved by the Chairman of the Management Board and the Group’s Chief Financial Officer,
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Information Concerning the Company — Corporate Governance     3

Corporate Governance
•	and generally ensures that the Chairman of the Management Board and the Group’s Chief Financial Officer receive all of the information that they may request, in order to sign the certificates stipulated under the Sarbanes-Oxley Act and corresponding SEC rules.
3.7.4. Deliberations in 2005
The Committee meets at the initiative of the Chairman of the Management Board, the Chief Financial Officer, and its chairman or of one of its members. Meetings are held at least once each quarter and, at any rate, before each Audit Committee meeting and in keeping with the schedule for releasing financial information on the Group’s results.
The Committee met eight times in 2005. Its deliberations primarily concerned:
•	review of the financial information published on the annual, half-year and quarterly results and published in the Annual Report and the Form 20-F,

•	review of the annual and half-year certification letters, signed by the Chairman and Chief Financial Officer of each of the Group’s business units,

•	review of progress questionnaires for assessing internal controls pursuant to section 404 of the Sarbanes-Oxley Act of 2002,

•	review of the Group’s procedures.
The deliberations are not limited to matters listed in the agenda for the meeting.
The Committee reports to the Chairman of the Management Board and to Vivendi Universal’s Chief Financial Officer. It reports to the Audit Committee. These reports may be in the form of an oral report made by the Committee Chairman.
3.8. General Management

Chairman of the Management Board	Jean-Bernard Lévy
Member of the Management Board and Chief Financial Officer	Jacques Espinasse
Member of the Management Board, Chairman of VU Games and Senior Executive Vice President, Human Resources of Vivendi Universal	René Pénisson
Senior Executive Vice President, Strategy and Development	Robert de Metz
Executive Vice President, General Counsel and Secretary of the Management Board and of the Supervisory Board	Jean-François Dubos
Executive Vice President, Communications and Public Affairs	Michel Bourgeois
Executive Vice President, Mergers and Acquisitions	Régis Turrini
3.9. Principal Accountant Fees and Services
Fees Paid by the Company to its Statutory Auditors and Members of their Firms in 2005

	Salustro Reydel				Barbier Frinault & Autres
	(a member of KPMG International)				(a member of firm Ernst & Young International)
	Fee		%		Fee		%
(In millions of euros)	2005	2004	2005	2004	2005	2004	2005	2004

Audit Fees
Statutory audit, certification, and review of the statutory and consolidated financial statements	6.4	5.7	83	74	8.6	10.9	92	81
Audit-related fees	1.3	2.0	17	26	0.7	2.6	8	19
Sub-total	7.7	7.7	100	100	9.3	13.5	100	100
Other fees: legal, tax and corporate	—	—	—	—	0.05	—	NA	—
Sub-total	—	—		—	0.05	—	NA	—
Total	7.7	7.7	100	100	9.35	13.5	100	100
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3     Information Concerning the Company — Corporate Governance

       Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
        and Organization of the Work of the Supervisory Board and Internal Audit Procedures – Fiscal Year 2005

4	Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation and Organization of the Work of the Supervisory Board and Internal Audit Procedures – Fiscal Year 2005
This report is presented to the Combined Ordinary and Extraordinary Shareholders’ meeting of Vivendi Universal to be held on April 20, 2006, pursuant to Article L. 225-68 of the French Commercial Code.
This report was examined by the Audit Committee prior to being presented to the Supervisory Board during its meeting held on February 28, 2006.
4.1. Conditions of Preparation and Organization of the Work of the Supervisory Board – Corporate Governance
The Supervisory Board currently comprises twelve members, ten of whom are independent within the meaning of the Bouton report. Five of its members are of a nationality other than French, including three citizens of the European Union Member States and two of American nationality.
In addition to the prerogatives set forth by law and regulations, the Supervisory Board examines and approves, prior to their implementation, the significant transactions and strategic orientations of the Company, acquisitions or divestitures of holdings and assets in which their amount is likely to affect the structure of the Company’s balance sheet and, in any case, any transaction of an amount which is equal to or exceeds €300 million, as well as any internal restructuring operations having an impact on the Group’s organizational activities.
The Supervisory Board met five times since April 28, 2005 (the date on which the Combined Shareholders’ Meeting approved the change of the Company’s corporate structure). Previously, between January 1st and April 28, 2005, the Board of Directors met three times. The average attendance rate of the 12 members at meetings of the Supervisory Board was 92%.
The rules governing the functioning of the Supervisory Board are set forth in the internal regulations approved by the Supervisory Board at its meeting held on April 28, 2005.
The objective of the internal regulations is, notably, to set forth the rules governing the composition of the Supervisory Board, with the purpose of guaranteeing the independence of its decisions, its role and its powers, by supplementing the legal provisions and by-laws, as well as the rules governing its relations with the Management Board and its Chairman. These internal regulations supplement the most recent standards of corporate governance, thereby guaranteeing compliance with the fundamental principles applying in this matter. They are not binding on third parties.
The Supervisory Board has set up four Committees: the Audit Committee (five meetings in 2005), the Strategy Committee (four meetings in 2005), the Human Resources Committee (four meetings in 2005) and the Corporate Governance Committee (two meetings in 2005).
4.1.1. Information of the Supervisory Board
The members of the Supervisory Board receive all the information and documents necessary to accomplish their mission and adopt resolutions. Prior to any meeting, they may obtain any supplementary documents they consider useful.
In accordance with law, the Management Board presents a quarterly report to the Supervisory Board covering the following matters, including financial indicators, activities of the business units (financial results, cash flow sales, operating performance and significant events), sales, mergers and acquisitions, principal litigation concerning the Group and its business units, communications, investor relations and human resources.
In addition, the Supervisory Board is informed by the Management Board or its Chairman, on a regular basis, and by any useful means, of any significant events or transactions concerning the Company.
Company press releases are sent to the members of the Supervisory Board.
In order to supplement their information, members of the Supervisory Board may meet members of the Management Board, the principal managers of the Company, whether in the presence of members of the Management Board or not, after proper notice is given to the Chairmen of the Supervisory and Management Boards.
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Information Concerning the Company — Corporate Governance     3
Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
and Organization of the Work of the Supervisory Board and Internal Audit Procedures — Fiscal Year 2005
4.1.2. Assessment of Functioning of the Supervisory Board
Pursuant to its internal regulations, the Supervisory Board periodically devotes an item of its agenda to a discussion concerning its functioning. Furthermore, under the direction of the Corporate Governance Committee, the Supervisory Board conducts a formal assessment of its operations.
An assessment was conducted for 2005, the responses of which were discussed in the Corporate Governance Committee meeting held on February 28, 2006 and presented to the Supervisory Board on the same day. This assessment was conducted by means of a questionnaire completed by each member of the Board, which was collected by the General Counsel of Vivendi Universal. All the members of the Supervisory Board completed the questionnaire, which was organized around six major topics, including the composition, missions and duties of the Supervisory Board, its functioning and the information made available to it, the organization and operation of the Committees and, finally, its relations with the Management Board.
4.2. Internal Control Procedures
4.2.1. Definition and Objectives of Internal Control
The Company considers internal control as a set of procedures defined by the Management Board and implemented by Vivendi Universal employees, whose aim is to achieve the following objectives:
•	application of the instructions and objectives set by the Management Board,

•	compliance with laws and regulations,

•	prevention and control of operational risks, financial risks and risks relating to error and fraud,

•	quality and fairness of accounting, financial and management information.
In order to achieve each of these objectives, Vivendi Universal has defined and implemented general principles of internal control which rely to a large extent on the definitions of the COSO Report (Committee of Sponsoring Organizations of the Treadway Commission).
These principles are based on:
•	policy contributing to the development of the internal control culture and principles of integrity,

•	identification and analysis of risk factors likely to have a negative impact on the achievement of the Group’s objectives,

•	organizations and procedures which aim to ensure implementation of the objective set by the Management Board. In accounting, legal and financial matters more specifically, these policies and procedures are defined to provide reasonable assurance regarding the reliability of management information and financial statements drafted in accordance with generally accepted accounting principles,

•	periodic assessment of the quality of internal control making it possible to define and supervise control activities,

•	process of disseminating information relating to internal control.
Nevertheless, as for any control system, the principles adopted cannot provide absolute assurance that risks relating to error or fraud are totally confined or eliminated.
4.2.2. Scope of Internal Control
Vivendi Universal is organized in operational units. The major orientations and objectives of the Group and of its business units are defined by the Management Board, presented to the Strategy Committee and reviewed by the Supervisory Board. The management of each operational business unit is responsible for implementing strategies and for the internal control system, which encompasses compliance with Group procedures and designing and implementing procedures specific to the unit for which it is responsible.
The purpose of this internal control system is to increase the accountability of the operational business units’ management and ensure that internal controls are adequate in respect of the risks of each of the Group’s business units. As a holding company, Vivendi Universal SA oversees that internal control procedures are in place in its subsidiaries, in particular with regards relating to financial, tax and legal reporting.
Vivendi Universal is committed to establishing an adequate control environment by defining the Group’s values, which include, in particular, consumer orientation, creativity, ethics and social responsibility, and by adapting the Compliance Program, which defines the code of conduct applicable to each Group employee, irrespective of his or her functions or position in the management hierarchy. This code of conduct encompasses employee rights, fairness and protection of information, prevention of conflicts of interest, commercial ethics, use of goods and resources belonging to the Group, financial ethics and preservation of the environment. It covers procedures for monitoring its implementation within the business units, in view of the submission of an annual report to the Audit Committee. All Group employees can consult Vivendi Universal’s values and the content of the Compliance Program on the Group intranet site.
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3     Information Concerning the Company — Corporate Governance
       Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
       and Organization of the Work of the Supervisory Board and Internal Audit Procedures — Fiscal Year 2005
The different procedures presented hereafter contribute to reinforcing control within each of the functional departments of Vivendi Universal SA, and in particular, the financial department, the legal department and internal audit, in connection with the specific program launched in 2002, pursuant to the implementation of the US Sarbanes-Oxley Act of 2002 and continued thereafter pursuant to the French Financial Security Act (loi de sécurité financière) as of August 1, 2003.
4.2.3. Key Processes in the Company
Internal control within Vivendi Universal is based on a policy of strict accountability of the head office and the business units. The main processes regulating and guiding the activities of Vivendi Universal SA are described below:
•	Plan, budget and management control. Each operational unit must present its strategy, a three-year business plan and its annual budget to the Group’s senior management every year. After approval by the Management Board of Vivendi Universal, a summary statement is presented to the Supervisory Board. Quantitative and qualitative targets used as a basis to assess performance are then set for business unit management, in connection with the priority actions monitored on a monthly basis and assessed every year. These budgets are modified three times per year via a specific reporting process.

•	Investments/divestitures. All investment and divestiture transactions exceeding €15 million must receive prior authorization from the Investment Committee chaired by the Chairman of Vivendi Universal’s Management Board. This procedure applies to all capital transactions (acquisition of stakes and launch of new activities) as well as any financial commitment (acquisition of rights and real-estate contracts) that is not included in the annual budget. The Investment Committee meets as often as necessary. The preparation of documentation and production of reports are the responsibility of the Group, Strategy and Development department. The Chairman of the Investment Committee ensures satisfactory coordination with the respective business unit(s) concerned and ensures the presence of a representative of the finance department at every meeting. Furthermore, any transaction for an amount exceeding €100 million and €300 million must receive, respectively, prior approval of the Management Board and the Supervisory Board, pursuant to the provisions set forth in their internal regulations.

•	Monitoring of financial commitments. The business units produce an inventory of commitments given and received as part of the half-year and annual financial reporting process. These commitments are presented by the financial and legal teams of the business unit at meetings with Group senior management as part of the annual accounts closing process.

•	Sureties, endorsements and guarantees. Pursuant to the provisions of the by-laws and the internal regulations of the Supervisory Board, any sureties, endorsements or guarantees given by Vivendi Universal SA to its subsidiaries must receive prior approval in accordance with the following dual thresholds:
–	any commitment under €100 million, within a cumulative limit of €1 billion in commitment, must receive the prior approval of the Management Board, which has the right to subdelegate,

–	any commitment over €100 million having the effect of taking the cumulative limit to over €1 billion, must receive the prior approval of the Supervisory Board.
•	Treasury, financing and liquidity. Management of cash flows and hedging operations (exchange and interest rates) are centralized at Vivendi Universal’s head office. The monitoring of liquidity, interest and exchange rate positions is carried out twice a month by a Finance Committee. Short and long-term financing are performed primarily at the head office and require the prior approval of the Management Board and the Supervisory Board, in accordance with the provisions of their internal regulations.

•	Sundry taxes and duties. Validation of current tax, deferred tax, tax paid and calculation of the effective tax rate are carried out by the Group’s Tax Department, in collaboration with the Consolidation and Financial Reporting departments. To this extent, a centralized reporting tool is gradually implemented in each of the Group’s business units. In addition, within the framework of the Consolidated Global Tax System, a complete collection of statutory accounts has been performed with the assistance of specialized consultants to ensure the appropriate transition between net result under local accounting rules and the net result in accordance with French tax legislation. The calculation and recording of the profit generated by the Consolidated Global Tax System, as established by the Group’s Tax Department, is monitored on a quarterly basis and validated by the Consolidation Department and the Group’s Chief Financial Officer. The Tax Department acts as advisor to the subsidiaries and ensures the defense of these entities’ fiscal interests with respect to local tax administrations and tax tribunals.

•	Consolidation and financial reporting. The Group’s consolidated accounts and financial reporting process comply with International Financial Reporting Standards (IFRS) and include reconciliation with American accounting standards, based on accounting data produced under the responsibility of business unit management. There are specific procedures in respect of the main subjects concerning the financial report. They include, in particular, a regular impairment test on the assets held by the Company, divestitures and acquisitions, liquidity and off-balance-sheet commitments. The accounts are closed by the Management Board of Vivendi Universal and subsequently approved by the Supervisory Board, which relies on the report of the Audit Committee. The Group’s consolidated accounts are published on a quarterly basis. They are audited annually with a half-year limited review, as provided for by law.

Vivendi Universal continues to update its internal control procedures contributing to the production of consolidated accounts, in
104     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3

Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
and Organization of the Work of the Supervisory Board and Internal Audit Procedures — Fiscal Year 2005
accordance with IFRS standards and their reconciliation with US accounting standards.
•	Litigation. The major disputes are monitored directly or coordinated by the General Counsel or the Legal Department. Drafting and monitoring of the report on disputes concerning Vivendi Universal SA and its business units is the responsibility of the General Counsel and the Group’s Legal Department, in liaison with the general counsels and legal vice presidents of the main business units. A summarized report is sent every month to Vivendi Universal’s Management Board. An operating report of ongoing legal proceedings and disputes is updated for each quarterly closing on the basis of the follow-up document forwarded by each operational unit and a summary is included in the quarterly activity report made by the Management Board to the Supervisory Board. In addition, the Supervisory Board is kept informed at all times by the General Counsel of any developments in the major disputes.

•	Insurance. The inventory of the main insurable risks and the policy for covering these risks are followed up by Vivendi Universal SA’s Risk Management Department, in liaison with the Financial and Legal departments. The main risks faced by the Company and the insurance programs set up to cover these risks are described in Chapter 2 of the Annual Report.

•	The Financial Information and Communication Procedures Committee (Disclosure Committee within the meaning of the Sarbanes-Oxley Act). This Committee assists the Chairman of the Management Board and the Group’s Chief Financial Officer in their mission of ensuring that Vivendi Universal SA satisfies its obligations in respect to disclosure of information to investors, the public and the regulatory and market authorities in France and the United States. It is chaired by the General Counsel and is comprised of representatives from all head office departments.

•	Disclosure of information falling within the sphere of responsibility of the Committee includes the prospectuses periodically disseminated to investors and the markets in accordance with the regulations governing the French and American financial markets, press releases concerning earnings and presentations to investors and/or financial analysts.

•	Code of financial ethics. Upon recommendation by the Audit Committee and in compliance with the rules and regulations of the Securities and Exchange Commission, pursuant to the Sarbanes-Oxley Act, a code of financial ethics has been implemented since 2004. This code applies to the senior executives of Vivendi Universal SA responsible for financial and accounting information and communication. It stipulates, in particular, that they must act with honesty and integrity at all times, avoiding conflicts of interest, whether real or apparent, in their personal and professional relations. They must declare, without delay to the Audit Committee or the General Counsel of the Company, who is responsible for informing the Audit Committee, the existence of any such conflicts of interest or any significant relations or operations likely to bring about such conflicts of interest or lead to any violation of the code. They must ensure that the Company discloses complete, exact, fair, objective and clear information within the time limits provided in the reports filed with the Autorité des Marchés Financiers (AMF) or the Securities and Exchange Commission, and in all other disclosures of information to the public.

This code is not designed to replace the Company’s Compliance Program or the codes of ethics in force, within certain subsidiaries, but to supplement them, as necessary.
4.2.4. Management of Internal Control
4.2.4.1. PLAYERS INVOLVED
Managing internal control processes is one of fundamental responsibilities of the Management Board of Vivendi Universal and the Senior Management of each business unit. It is supervised by the Supervisory Board of Vivendi Universal following the recommendations of the Audit Committee.
The Audit Committee of Vivendi Universal met five times in 2005. It examines both the main elements relating to drafting the statutory and consolidated financial statements and those concerning the coherence and effectiveness of internal control procedures. Within the scope of its functions, it prepares the resolutions of the Supervisory Board and provides the Supervisory Board with its recommendations and opinions. Its Chairman systematically presents a report to the Supervisory Board of Vivendi Universal.
In 2005, the Audit Committee was, in particular, called on to examine the first application of IFRS standards within the Group, to monitor the setting up of the measures implemented within the Company in connection with the Sarbanes-Oxley Act, the annual report of the Group’s Compliance Program, the inquiry carried out by the AMF and the renewal of the term of office of the statutory auditors. In addition, following the French Competition Authorities proceedings against the three mobile telephony operators in France, including SFR, the Audit Committee expressly requested that an audit be performed to review the procedures within each business unit, identify the additional procedures to be put in place and verify their correct implementation. A follow-up will be carried out in the course of 2006.
Vivendi Universal SA is represented on the audit committees of its subsidiaries, SFR and Maroc Telecom.
The aim of Vivendi Universal’s Internal Audit department (23 auditors for financial audit and external resources for IT audit) is to independently assess the quality of internal control at every level of the organization. Its operation is regulated by a charter approved by the Audit Committee. The Internal Audit department of SFR (7 employees) and Maroc Telecom (15 employees) supplement these resources dedicated to internal control.
2005 Annual Report — Vivendi Universal     105

3     Information Concerning the Company — Corporate Governance
       Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
       and Organization of the Work of the Supervisory Board and Internal Audit Procedures — Fiscal Year 2005
In its operations, Vivendi Universal may be confronted with cases of fraudulent behaviour, which are systematically brought to the attention of the Audit Committee. These cases are referred to the Internal Audit Department for specific investigation and action is taken, where appropriate, against those involved.
Vivendi Universal’s senior management has set up management committees comprised of senior executives from each operational unit and representatives of Vivendi Universal senior management. They meet regularly to ensure operational monitoring and control of the Group’s principal business units.
Within the Group’s Finance Department, a number of departments are responsible for producing and controlling financial information concerning Vivendi Universal. A specific department is responsible for producing Vivendi Universal SA’s accounts, and another department is responsible for the Group’s business plan, budget and management control. A third department is responsible for the consolidation process and financial reporting for the Group, while other departments are responsible for treasury, financing, tax matters and investor relations.
Within Vivendi Universal SA’s General Counsel’s office and Legal Department, the monitoring and coordination of the main disputes, implementation and application of the Compliance Program contribute to keeping Group and Company employees informed and raising their level of accountability in their functions, with the aim, in particular, of reducing the risks of liability. The implementation of the overall system is ensured by the legal teams within the main business units.
4.2.4.2. ASSESSMENT OF INTERNAL CONTROL
Evaluation of the effectiveness of the internal control system is carried out independently by an internal audit, based on an annual plan approved by the Group’s Finance Department and presented to the Audit Committee.
This plan is developed from an independent analysis of operating, IT and financial risks within each operational unit and from consultations with the senior management of each business unit.
Reports of the audit work are then forwarded to the general management of Vivendi Universal, to the operational and functional divisions and their management hierarchy. A summarized document of the principal reports is presented at each Audit Committee meeting and the Audit Committee is informed of any comments made by the Group’s statutory auditors.
Follow-up audits are carried out systematically to ensure implementation of the action plans and corrective measures recommended.
In addition, specific action plans are formulated following the self-assessment procedures provided for in connection with the effectiveness of internal control, as provided for in section 404 of the Sarbanes-Oxley Act. Questionnaires concerning the progress of this assessment process and follow-up of the action plans identified are provided to each operational unit on a regular basis.
This assessment of the effectiveness of the internal control system is the basis of the letters of certification, drafted every six months by senior management of the business units, with the aim of certifying compliance with the procedures related to the preparation of the financial statements and the different financial, sector, operational, competitive, social and environmental data, allowing the Chairman of the Management Board and/or the Chief Financial Officer of Vivendi Universal SA to sign the certification, included in the annual reports (Document de Référence and Form 20 -F), filed with the AMF in France and the SEC in the United States.
4.2.5. Actions Carried Out in 2005 and Action Plans for 2006
In 2005, Vivendi Universal continued its efforts to comply with the requirements of the Sarbanes-Oxley Act, based on a specific evaluation of the quality of the processes likely to have an impact on the reliability of financial information. Pursuant to section 302 of the Sarbanes-Oxley Act, the procedures for controlling financial information were reviewed by the Disclosure Committee and were subject to a specific certification based on information provided by the Chairmen and Chief Financial Officers of the main business units.
Section 404 of the Sarbanes-Oxley Act, which the Group must comply with for the accounts closed on December 31, 2006, provides that senior management of the companies concerned must carry out a formal assessment of the effectiveness of the internal control system and financial reporting procedures.
A questionnaire containing the five major components of internal control, as defined by the COSO (control environment and human resources, analysis and prevention of risks, analysis of management and financial reporting, information and communication provided as a basis for decision-making, monitoring of effectiveness and detection control), was sent to each business unit. The results to these questionnaires were summarized and provided to the Group’s Disclosure Committee.
Moreover, the process of contributions of key processes which have an impact on the financial statements and published financial information, has been updated and has assisted in completing the documentation of key processes risks and associated controls. Tests for assessing the controls were progressively implemented in 2005. Questionnaires concerning the progress of the project and the action plans identified on the basis of the work carried out, were provided to the business units on a regular basis. Test campaigns and monitoring of action plans, where applicable, will be carried out in the first half of 2006, and will allow, in the course of the second half of 2006, a reinforcement of any action plans that may prove to
106     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Report of the Chairman of the Supervisory Board of Vivendi Universal on the Conditions of Preparation
and Organization of the Work of the Supervisory Board and Internal Audit Procedures – Fiscal Year 2005
be necessary in establishing the certification at the end of the fiscal year on the results of evaluation of internal control over financial reporting, pursuant to section 404 of the Sarbanes-Oxley Act.
Paris, February 28, 2006
/s/ Jean-René Fourtou
Chairman of the Supervisory Board
2005 Annual Report — Vivendi Universal     107

3     Information Concerning the Company — Corporate Governance
Statutory Auditors’ Report Drawn up Pursuant to the Last Subsection of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Supervisory Board on the Internal Audit Procedures Relating to the Financial and Accounting Information – Fiscal Year Ended on December 31, 2005

5	Statutory Auditors’ Report Drawn up Pursuant to the Last Subsection of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Supervisory Board on the Internal Audit Procedures Relating to the Financial and Accounting Information – Fiscal Year ended on December 31, 2005
Statutory Auditor’s report drawn up in accordance with article L. 225-235 of the French Company Law (Code de commerce), on the report of the Chairman of the Supervisory Board of Vivendi Universal, concerning the internal control procedures regarding the preparation and processing of accounting and financial information.
To the Shareholders,
In our capacity as statutory auditors of Vivendi Universal and in accordance with the requirements of article L. 225-235 of the French Company Law (Code de commerce), we report to you on the report drawn up by the chairman of the Supervisory Board of your company, in accordance with the requirements of article L. 225-68 of the French Company Law (Code de commerce) for the financial year ended December 31, 2005.
It is the responsibility of the Chairman of the Supervisory Board to report, in particular, on the conditions relating to the preparation and organisation of the work of the Supervisory Board and the internal control procedures set up within the company.
It is our responsibility to report to you on the information provided in the chairman’s report, concerning the internal control procedures regarding the preparation and processing of accounting and financial information.
We performed our procedures in accordance with the professional standards applicable in France. Those standards require that we plan and perform procedures to assess the fairness of the information provided in the Chairman’s report concerning the internal control procedures regarding the preparation and processing of accounting and financial information. In particular, this work consisted in:
•	familiarising ourselves with the objectives and the general organisation of the internal control, as well as the internal control procedures regarding the preparation and processing of accounting and financial information, presented in the Chairman’s report;

•	familiarising ourselves with the work underlying the information thus given in the report.
On the basis of our work, we have no matters to report regarding the information concerning the internal control procedures of the company relating to the preparation and processing of the accounting and financial information contained in the report of the Chairman of the Supervisory Board, drawn up in accordance with the provisions of the last paragraph of article L. 225-68 of the French Company Law (Code de commerce).
Paris-La Défense and Neuilly-sur-Seine, March 22, 2006
The Statutory Auditors,

SALUSTRO REYDEL		BARBIER FRINAULT & AUTRES

a Member of KPMG International		Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Hervé Jauffret	Dominique Thouvenin
108     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005

6	Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005
To the Shareholders,
As Statutory Auditors of your company, we submit our report to you on regulated agreements.
6.1. Agreements authorized during the year
Pursuant to Article L. 225-88 of the French Commercial Code, we have been informed of the agreements authorized by your Supervisory Board.
We are not required to identify any other agreements, but to communicate to you, based on the information provided to us, the principal terms and conditions of those agreements, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 117 of the Decree of March 23, 1967, to assess the merit of these agreements with a view to approving them.
We conducted our work in accordance with the auditing standards generally accepted in France. Those standards require that we plan and perform our work in a way that enables us to check that the information we have been given is consistent with the underlying documents from which it is derived.
6.1.1. Service contract with the firm Conseil DG
Person concerned: Mr Andrzej Olechowski
During its meeting on June 7, 2005, your Supervisory Board authorized your Management Board to negotiate and sign a service contract with the firm Conseil DG, chaired by Mr Andrzej Olechowski.
The contract became effective retrospectively as of June 8 for a one year renewable period, until June 7, 2006. The contract is for the provision of consulting services to the company on the acquisition of Elektrim’s stake in Telco, the increase in PTC’s shareholding to 51% and the settlement of ongoing disputes between Deutsche Telekom, Elektrim, Telco and your company. Your company agreed to pay fixed consulting fees of €60,000 before tax, in monthly installments of €5,000 before tax. It also agreed to pay a one-off success fee of €1,000,000 before tax, in the event of a final settlement of the ongoing dispute in Poland during the contract term, from which the fixed consulting fees would be deducted. The firm Conseil DG received fees amounting to €30,000 from your company in 2005.
6.1.2. Agreement on the additional pension plan
Persons concerned: Mr Jean-Bernard Lévy, Mr Jacques Espinasse, Mr Franck Esser, Mr Bertrand Méheut, Mr René Pénisson and Mr Abdeslam Ahizoune.
At its meeting on March 9, 2005, your Board of Directors decided in principle to introduce an additional pension plan for senior executives, including the members of Management Board, holding an employment contract with your Company, and to recognize a seniority of the Chairman of the Management Board.
Your Supervisory Board authorized the establishment of this additional pension plan and recognized 7 years of seniority for the Chairman of the Management Board.
The main terms and conditions of the additional pension plan are as follows: a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years); a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit: the reference salary and a maximum of 60 times the Social Security upper limit; acquisition of rights subject to an upper limit of 30% of the reference salary; application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years); and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the company, for any cause, before age 55.
The provisional amount recognized in the financial statements for the year ended December 31, 2005 for the additional retirement benefits for Management Board members was €2,181,221.
2005 Annual Report — Vivendi Universal     109

3     Information Concerning the Company — Corporate Governance
       Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005
6.2. Agreements approved during previous years that continued to be implemented during the year
In addition, in accordance with the Decree of March 23, 1967, we have been informed that the following agreements, approved in previous years, continued to be implemented during the year reported on.
6.2.1. Agreement on the waiver of interest on current accounts
In the treasury agreements between your company and subsidiaries such SIG 61, VTI, and companies with internet-related business (CanalNumédia, Ad2One, Ebrands, Scoot Europe NV), the latter were granted current account advances bearing interest at the 1-month Euribor rate plus a 2.5% margin, capitalized on a quarterly basis.
Your company agreed to waiver the interest due on these advances. The waiver became effective as of October 1, 2004 for SIG 61, as of April 1, 2003 for VTI, and as of July 1, 2003 for the subsidiaries with internet-related business. It will be implemented until the companies recover a stable financial position by selling off assets or increasing capital, or until the companies are liquidated.
The companies SIG 61, CanalNumedia and Ebrands, which had benefited from the waiver, recovered a stable financial position during the year. Consequently the agreements no longer applied to them as of December 31, 2005.
With regard to the other companies, your company’s current accounts as of December 31, 2005 amounted to €36.2 million for Ad2One, €145.7 million for Scoot Europe NV and €1,538.8 million for VTI.
Interest not received by your company in 2005 totalled €59.9 million.
6.2.2. Support agreement
Your company has signed a support agreement with its subsidiary SFR for a 5 year period. In consideration, SFR is to pay your company an annual flat rate fee of €6 million and 0.2% of revenue, excluding revenue from equipment sales, then 0.3% of revenue from January 1, 2006.
The income received by your company in 2005 relating to this agreement amounted to €23.3 million.
6.2.3. Agreements related to the restructuring of UGC
In connection with the agreements signed in 2003 between your company and the family shareholders of UGC concerning the restructuring of UGC, your company granted a promise to sell to the family shareholders for €80 million (plus interest at 3.5% from August 25, 2003). The promise to sell provided for a supplementary payment in the event of the sale by the family shareholders of UGC shares with capital gains.
On November 24, 2005, your company signed an additional clause to the promise to sell of December 2003 with the family shareholders of UGC, setting forth the conditions governing the exercise of the option. On December 15, 2005, the family shareholders of UGC exercised their promise to buy UGC shares from your company for a principal amount of €80 million (€89 million including interest). An initial payment of €54 million was made to your company. The remaining balance will be paid by December 31, 2008 at the latest.
6.2.4. Agreements with Veolia Environnement
6.2.4.1. AGREEMENTS RELATED TO THE INITIAL PUBLIC OFFERING OF VEOLIA ENVIRONNEMENT
In connection with the initial public offering of Veolia Environnement, the parties signed various agreements setting forth their business relations. The only agreements still implemented in 2005 were those concerning counter-guarantees. Your company granted various types of guarantees to Veolia Environnement subsidiaries, mainly in relation to calls for tender, the transfer of contracts to Veolia Water, the implementation of bank financing and the sale of subsidiaries.
Given the contract amendments and probable renegotiation costs, it did not appear appropriate at the time for your company to transfer those guarantees to Veolia Environnement. In consideration, Veolia Environnement agreed to cover all the fees or damages incurred by your company as a result of those commitments.
To prepare for the separation of the two companies, a new clause was added to the agreement signed on December 20, 2002, redefining the guarantees that would be transferred from your company to Veolia Environnement or, if they could not be transferred, would be counter-guaranteed by Veolia Environnement.
110     2005 Annual Report — Vivendi Universal

Information Concerning the Company — Corporate Governance     3
Statutory Auditors’ Report on Regulated Agreements Year Ended December 31, 2005
Details of the counter-guarantees granted by Veolia Environnement to your company as of December 31, 2005, are shown in the table below:

		Amounts &
Dossier	Beneficiary	currency

AWT — City of New Bedford guarantee	US Filter	USD	10,000,000
Rentokil guarantee	Dalkia		€5,030,818
Superior	CGEA Onyx	Not quantifiable
i) Directors and Officers Insurance
ii) Compensation to certain employees in the event of a change of control (particularly 2 employment contracts)

During 2003 and 2004, your company received USD 5,000,000 from Veolia Environnement, with “better fortune” clauses, to counter-guarantee the commitments amounting to USD 5,764,792 paid by your company to Aguas de Argentinas.
6.2.4.2. CONSEQUENCES OF THE SEPARATION OF VIVENDI UNIVERSAL AND VEOLIA ENVIRONNEMENT
While the separation of Vivendi Universal and Veolia Environnement was underway, the agreements previously signed and approved continued to be implemented during 2005:
a) Agreements relating to actions taken by your company for all group employees
Your company initiated a number of operations for all group employees, including those from outside France, such as the group employee savings plan (Pegasus). Generally, these operations have only been possible with the involvement of the subsidiary employer. Some of these subsidiaries have now become subsidiaries of Veolia Environnement and their employees have become employees of Veolia Environnement or of its subsidiaries.
Your company has agreed to take all the necessary measures to fulfil its commitments with regard to the employees concerned until those commitments expire. Your company’s obligations concerning the Pegasus savings plan expired on June 20, 2005.
Concerning the settlement of the management fees for the Pegasus plan, these were shared between the two companies in compliance with the rules set out in the contracts concluded with the employee savings plan managers, until the term of the plan.
b) Cardif
Your company will support all the URSSAF payments (social security collection fund) or tax adjustments due, current, previous or post December 31, 2002, relating to the contributions paid into the defined benefits fund entitled Grand Cardif.
6.2.5. Agreement with Vinci
As of December 30, 1998, your company, Vinci and Compagnie Générale de Bâtiment et de Construction (CBC) signed an additional clause to the agreement signed on June 30, 1997 concerning the sale of CBC shares to Vinci, along with the associated guarantees and “better fortune” clauses.
In 2005, your company did not receive any credit or payments related to this agreement.
Neuilly-sur-Seine and Paris-La Défense, March 22, 2006
The Statutory Auditors,

SALUSTRO REYDEL		BARBIER FRINAULT & AUTRES

a Member of KPMG International		Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Hervé Jauffret	Dominique Thouvenin
2005 Annual Report — Vivendi Universal     111

112     2005 Annual Report — Vivendi Universal

4	Management Board’s Operating and Financial Review and Prospects Report of Independant Registered Public Accounting Firms Consolidated Financial Statements Condensed Statutory Financial Statements

Selected Consolidated Financial Data for the last 5 years	p. 114

Management Board’s Operating and Financial Review and Prospects	p. 117

Appendix to Operating and financial review and prospects	p. 163

Consolidated Financial Statements for the year ended December 31, 2005	p. 169

Statutory Auditors’ Report on the Consolidated Financial Statements	p. 172

Condensed Statutory Financial Statements	p. 287

Statutory Auditor’s General Report on the Annual Financial Statements	p. 288
2005 Annual Report — Vivendi Universal     113

4     Selected Consolidated Financial Data for the last 5 years
Selected Consolidated Financial Data for the last 5 years

IFRS(a)			French GAAP (a)
	Year Ended		Year Ended December 31,
	December 31,
	2005 as	2004 com-	2004 as	2003 as	2002 as	2001 as
(In millions of euros)	published	parative	published	published	published	published	(In millions of euros)

Revenues	19,484	17,883	21,428	25,482	58,150	57,360	Revenues
Earnings from operations	3,746	3,233	3,476	3,309	3,788	3,795	Operating income
Earnings from operations / Revenues (%)	19.2%	18.1%	16.2%	13.0%	6.5%	6.6%	Operating income / Revenues(%)
Earnings from continuing operations before income taxes	4,378	4,338	2,774	2,102	(954)	1,867	Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests
Earnings on the divestiture of businesses or financial investments	668	1,738	(140)	602	1,049	2,365	Gain (loss) on businesses sold, net of provisions
Earnings from discontinued operations	92	777
Other charges from ordinary activities	(170)	(25)	(669)	(2,912)	(19,719)	(15,203)	Goodwill amortization and impairment losses
Earnings	4,266	4,823	1,784	69	(22,457)	(13,003)	Income (loss) before minority interests
Attributable to:							Attributable to:
Equity holders of the parent	3,154	3,767	754	(1,143)	(23,301)	(13,597)	Equity holders of the parent
Adjusted net income, attributable to equity holders of the parent	2,078	1,338	1,380	349	(514)	(99)	Adjusted net income
Adjusted net income, attributable to equity holders of the parent / Revenues (%)	10.7%	7.5%	6.4%	1.4%	-0.9%	-0.2%	Adjusted net income / Revenues (%)
Minority interests	1,112	1,056	1,030	1,212	844	594	Minority interests
Earnings, attributable to the equity holders of the parent per share – basic (in euros)	2.74	3.29	0.70	(1.07)	(21.43)	(13.53)	Net income (loss) per share – basic (in euros)
Earnings, attributable to the equity holders of the parent per share – diluted (in euros)	2.72	3.27	0.63	(1.07)	(21.43)	(13.53)	Net income (loss) per share – diluted (in euros)
Intangible assets (including goodwill, net and content assets, net)	18,195	17,762	23,195	29,567	34,768	60,919	Intangible assets (including goodwill, net)
Equity, attributable to equity holders of the parent	18,769	15,449	13,621	11,923	14,020	36,748	Shareholders’ equity
Total equity	21,608	18,092	17,580	17,852	20,517	46,956	Equity and quasi-equity (b)
Net cash provided by operating activities	3,558	4,238	4,798	3,886	4,670	4,500	Net cash provided by operating activities

Capital expenditures and purchases of investments	2,986	1,716	1,947	5,974	8,926	13,709	Capital expenditures and purchases of investments
Financial net debt (c)	3,768	4,724	3,135	11,565	12,337	37,055	Financial net debt
114     2005 Annual Report — Vivendi Universal

Selected Consolidated Financial Data for the last 5 years     4

(a)	In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the Consolidated Financial Statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as at January 1, 2004, date at which the impacts of the IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of the International Financial Reporting Standards” and the comparative 2004 financial statements were prepared using the same basis of accounting. The definitive reconciliation of the financial statements prepared under French GAAP and the 2004 IFRS financial statements is presented in the Note 33 to the Consolidated Financial Statements as at December 31, 2005.

(b)	In French GAAP, equity and quasi-equity included total shareholders’ equity, minority interests and other equity (notes mandatorily redeemable in new shares of Vivendi Universal issued in November 2002), which are separate lines in the Consolidated Statement of Financial Position.

(c)	Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities (including commitments to purchase minority interests) as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”). A reconciliation of the Consolidated Statement of Financial Position items with this measure is presented section 5 “Capital resources for 2005 and 2004” in this document. Under French GAAP, it was defined as financial gross debt (sum of long-term debt, bank overdrafts and other short-term borrowings which are separate lines in the Consolidated Statement of Financial Position) less cash and cash equivalents, as presented in the Consolidated Statement of Financial Position.
2005 Annual Report — Vivendi Universal     115

116     2005 Annual Report — Vivendi Universal

4	Management Board’s Operating and Financial Review and Prospects

	Management Board’s Operating and Financial Review and Prospects for the years ended December 31, 2005 and 2004		p. 118

1	Main developments occurred in 2005 and 2004		p. 120
	1.1.	2005 Developments	p. 120
	1.2.	2004 Developments	p. 126

2	First time adoption of IFRS		p. 130
	2.1.	Compliance with accounting standards	p. 130
	2.2.	Use of estimates	p. 132

3	Statement of earnings in 2005 and 2004		p. 133
	3.1.	Consolidated earnings review	p. 133

4	Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004		p. 138
	4.1.	Revenues, earnings from operations and cash flow from operations as published by business segment for the years ended December 31 , 2005 and 2004	p. 138
	4.2.	Revenues, earnings from operations and cash flow from operations on a comparable basis by business segment for the years ended December 31 , 2005 and 2004	p. 139
	4.3.	Comments on revenues, earnings from operations and cash flow from operations for controlled business segments	p. 140

5	Capital resources for 2005 and 2004		p. 149
	5.1.	Cash flows provided by operating activities	p. 152
	5.2.	Cash flows provided by investing activities	p. 155
	5.3.	Cash flows provided by financing activities	p. 157
	5.4.	Credit ratings	p. 160
	5.5.	Description of Vivendi Universal’s covenants	p. 161

6	Forward-looking statements		p. 162

	Appendix to Operating and financial review and prospects	p. 163

1	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005	p. 163

2	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2004	p. 164

3	Reconciliation of adjusted earnings from operations before depreciation and amortization (EBITDA) to earnings from operations	p. 165

4	Reconciliation of cash flow from operations to net cash provided by operating activities for the years ended December 31 , 2005 and 2004	p. 166

5	Reconciliation of revenues and earnings from operations prepared under French Gaap to IFRS revenues and earnings from operations for the year ended December 31 , 2004	p. 167
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4      Management Board’s Operating and Financial Review and Prospects
Management Board’s Operating and Financial Review and Prospects for
the years ended December 31, 2005 and 2004
Preliminary notes
The Consolidated Financial Statements for the year ended December 31, 2005, have been audited by our independent registered public accounting firms, whom expressed an unqualified opinion in their report (see page 172).
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the Consolidated Financial Statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with the IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as at January 1, 2004, date at which the impacts of IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards” and the 2004 comparative financial statements were prepared using the same basis of accounting.
The note “IFRS 2004 transition” was published on April 14, 2005 and integrated in the 2004 Document de Référence filed with the AMF on April 18, 2005 with the number D05-0456 (pages 385 and following). These 2004 comparative financial statements provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the financial performance for the year 2004. Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to newly apply several options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the Consolidated Financial Statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative 2004 IFRS financial statements (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in Note 33 to the Consolidated Financial Statements as at December 31, 2005.
The measures presented below are each defined in the appropriate section of this document or in the Appendix. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

		Year ended December 31,
(In millions of euros)	section	2005	2004	% Change
Adjusted net income, attributable to equity holders of the parent	3	2,078	1,338	55.3%
Revenues on a comparable basis (unaudited)	4	19,439	18,237	6.6%
Adjusted earnings from operations before depreciation and amortization (Adjusted EBITDA)	4	5,331	4,935	8.0%
Adjusted EBITDA / Revenues on comparable basis (%)		27%	27%	flat
Earnings from operations on a comparable basis (unaudited)	4.2	3,719	3,262	14.0%
Cash flow from operations as published	4.1	4,157	4,354	-4.5%
Cash flow from operations on a comparable basis (unaudited)	4.2	4,166	4,316	-3.5%
Financial net debt	5	3,768	4,724	-20.2%
Over the last two years, Vivendi Universal achieved its main goal: the consolidation of its positions in its core businesses; in 2005, Vivendi Universal:
•	completed the acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005,

•	completed the combination of Cegetel and Neuf Telecom on August 22, 2005; and,

•	announced a combination agreement of the pay-TV businesses of Canal+ Group and TPS, signed on January 6, 2006 and released on January 9, 2006. Following this transaction, Vivendi Universal would own 85% of the new group, TF1 and M6 would share the balance. Vivendi Universal also announced a draft agreement with Lagardère in February 2006.
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In 2004, Vivendi Universal:
•	was admitted to the French Consolidated Global Profit TaxSystem on August 22, 2004, to optimize its tax structure,

•	completed the strategic alliance between VUE and NBC to form NBC Universal on May 11, 2004; and,

•	divested 15% out of the 20.3% stake held in Veolia Environnement, on December 9, 2004.
The actions taken in 2004 and 2005 illustrated the priority given by Vivendi Universal’s management to strengthen its position among the main European players in the Media and Telecommunications businesses.
•	Maroc Telecom continued to develop mobile phone usage, achieving in 2005 a very strong revenue growth of 29.2% at constant currency on a comparable basis and a 38.3% increase in the number of mobile customers reaching 8.8 million (compared to 6.4 million in 2004). Moreover, Maroc Telecom developed new fixed telephony offers in order to strengthen its competitiveness after the opening of the fixed market in Morocco due to the attribution of licenses to Méditel and to Maroc Connect,

•	SFR completed the combination of Cegetel and Neuf Telecom to create Neuf Cegetel. At December 31, 2005, SFR had more than 1 million 3G customers, 4.8 million of Vodafone Live! customers and a total customer of more than 17 million,

•	Universal Music Group (UMG) outperformed the US market, reached a 25.6% worldwide physical market share and continued its actions to fight against piracy and counterfeiting. Digital sales increased threefold in 2005 and represented 5.3% of UMG’s total revenues,

•	Vivendi Universal Games (VUG) successfully launched the subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft in North America, Europe and Asia with more than 5 million paying customers at the end of December 2005, released successful games such as F.E.A.R., Empire Earth II, The Incredible Hulk: Ultimate Destruction and strengthened its development with the acquisition of new studios such as Radical Entertainment, Swingin’ Ape Studios, Swordfish Studios and High Moon Studios,

•	Canal+ Group continued to increase its sport offering notably thanks to exclusive rights to the French Soccer League 1 won in December 2004 as well as its film offerings thanks to various agreements signed with film studios (Twentieth Century Fox, NBC Universal, DreamWorks, Spy Glass and Sony Pictures) and with the French film industry. In 2005, net additions amounted to 310,000, Canal+ premium channel won 640,000 new subscribers and reached over 5 million subscriptions,

•	Holding & Corporate continued to reduce its losses thanks to the ongoing efficient cost reduction program in Paris and New York.
Consequently, all businesses’ earnings strongly increased in 2005.
In addition, the Group’s financial flexibility was entirely restored due to (i) the reduction of the amount of borrowings which reached €6.6 billion as at December 31, 2005 compared to €11.3 billion as at January 1, 2004, (ii) the return to the investment grade rating for Fitch (May 12, 2004), Standard and Poor’s (June 1, 2004) and Moody’s (October 22, 2004), (iii) the redemption of High Yield Notes and (iv) the extension of the maturity of its borrowings. As a result, interest expense significantly decreased to -€218 million in 2005 (compared to -€406 million in 2004).
As a result, in 2005, Vivendi Universal, increased its adjusted net income attributable to the equity holders of the parent by +€740 million (+55%) to achieve €2,078 million, compared to €1,338 million in 2004. This increase was mainly due to increased earnings from operations, reduced interest and increased income from equity affiliates. Earnings attributable to the equity holders of the parent amounted to €3,154 million, compared to €3,767 million in 2004; the strong increase in earnings from operations, the decline in interest and the increase in income from equity affiliates being more than offset by non recurring impacts of 2004 divestitures (mainly the impact of the divestitures of the stake in Veolia Environnement and of VUE).
For the last two years, thanks to the restoration of the Group’s profitability as well as the generation of available cash, Vivendi Universal S.A, for the first time since 2002 for 2001 paid a dividend of €60 cents per share for 2004, i.e. €689 million and to propose a dividend of €1 per share for 2005, in accordance with the dividend policy announced by the Group, representing 55% of the adjusted net income.
During the year 2006:
•	Vivendi Universal will focus on closing the combination of Canal+, TPS and the agreement with Lagardère as described in section 1.1.5,

•	Vivendi Universal reduced minority interests by acquiring, in February 2006, the 7.659% stake held by Matsushita in Universal Studios Holding, which mainly holds 100% of UMG and 20% of NBC Universal,

•	Vivendi Universal has expressed an interest in acquiring, if all financial conditions are met, a minority stake of 35% in the share capital of Tunisie Telecom in order to become the operator of the company and with the target of becoming the company’s majority shareholder in the future,

•	Vivendi Universal’s other priority is to resolve the litigation with Elektrim and Deutsche Telekom, in order to keep its 51% stake in the capital of Elektrim Telekomunikacja, or even to bring it up to 100%, to eventually increase its ownership interest in PTC from 26% to 51%, in association with Deutsche Telekom,

•	Vivendi Universal has expressed interest in pursuing the development of Universal Music Group by strengthening, if possible, musical publishing operations in the context of the consolidation of this industry,
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4    Management Board’s Operating and Financial Review and Prospects
      Main developments occurred in 2005 and 2004
•	Lastly, Vivendi Universal continues to develop its operations in the game’s sector with Blizzard for on-line games, and Sierra, a division of Vivendi Universal Games, for console games. This development could be achieved through the acquisition of development studios to increase the number of games published by Vivendi Universal Games.
Vivendi Universal, throughout its two activities, Media and Telecommunications, operates by investing in:
•	the creation and publishing of exclusive contents, as well as the valorization of brands and talents,

•	the creation and management of platforms to distribute content and other services to customers, thanks to its expertise in subscription management, marketing and distribution networks management as well as customer loyalty,

•	technological innovations and telecom infrastructures as it is an operator in mobile services and digital distribution of contents.
Fully benefiting from the strong growth in the usage of digital distribution services (mobile, satellite, internet), Vivendi Universal is either number one, or number two, in the majority of its businesses where it’s an operator, on the pertinent markets where it operates.
Vivendi Universal is working on reducing costs, developing its activities and increasing its results.
On January 17, 2006, in order to better manage and reduce its cost and while taking into account (i) low trading volume of shares on the New York Stock Exchange (less than 5% of the total shares traded in both 2004 and 2005) and (ii) the fact that the majority of Vivendi Universal US - domiciled investors own ordinary shares acquired through the Paris Stock Exchange/ Euronext Paris, Vivendi Universal decided to seek to delist its ADS (American Depositary Shares) from the New York Stock Exchange and to terminate its registration under US Securities exchange act of 1934.
1 Main developments occurred in 2005 and 2004
1.1. 2005 Developments
Over the last two years, Vivendi Universal achieved its main goal: the consolidation of its positions in its core businesses. As a result, in 2005, Vivendi Universal:
•	completed the acquisition of an additional 16% stake in Maroc Telecom,

•	completed the combination of Cegetel and Neuf Telecom to create Neuf Cegetel in which SFR holds 28.2%; and,

•	announced the combination agreement of the pay-TV businesses of Canal+ Group and TPS, signed on January 6, 2006 and released on January 9, 2006. Following this transaction, Vivendi Universal would own 85% of the new group, TF1 and M6 would share the remaining. Vivendi Universal also announced a draft agreement with Lagardère in February 2006.
1.1.1.	Acquisition of 16% of the capital of Maroc Telecom by Vivendi Universal – January 2005
The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via Société de Participation dans les Télécommunications (a wholly-owned subsidiary). This acquisition, which was completed on January 4, 2005, enabled Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% thereby perpetuating its 51% controlling interest. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now ensured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The price of the transaction was set at MAD 12.4 billion, or €1.1 billion, and included a premium for continuing control. Payment was made on January 4, 2005 and was 50% financed by a borrowing issued in Morocco of MAD 6 billion, or €551 million as at December 31, 2005 (please refer to Section 5 “Capital resources for 2005 and 2004”). Pursuant to IAS 32, the firm purchase commitment was recorded in the 2004 Consolidated Statement of Financial Position under short-term financial liabilities of €1,100 million, included in financial net debt. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. Please refer to Note 2.1 “Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005” to the Consolidated Financial Statements as at December 31, 2005.
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Main developments occurred in 2005 and 2004
1.1.2.	SFR : combination of Cegetel and Neuf Telecom to create Neuf Cegetel, the leading alternative fixed-line telecommunications operator in France – August 2005
The combination of Cegetel S.A.S. (Cegetel) and Neuf Telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, and after recapitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to Neuf Telecom and received 28.2% of the new capital of Neuf Telecom as well as bonds issued by Neuf Telecom for €380 million, of which €200 million were reimbursed in cash by Neuf Telecom, at the end of November 2005.
SFR and Louis Dreyfus, the reference shareholders of the new company, have an equal stake of 28.2% each while the remaining stake of approximately 44% is held by the historical shareholders of Neuf Telecom. SFR’s 28.2% stake in Neuf Cegetel (15.8% interest for Vivendi Universal, as it holds 56% in SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	from an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received, i.e. €237 million together with the value of the bonds issued by Neuf Telecom), and as the concurrent acquisition of a 28.2% interest in Neuf Telecom,

•	net income and expenses of Cegetel from January 1, 2004 to August 22, 2005 were, as a result, deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates,

•	as at December 31, 2005, this transaction resulted in a capital gain of €121 million, before SFR’s minority interests, i.e. €58 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
After the reimbursement by Cegetel of the shareholders’ loan granted by SFR, all of the cash flows generated during the completion of the transaction had a negative impact of €329 million on SFR’s cash (including the deconsolidation of Cegetel’s cash for €30 million). Given the recognition of the put option granted by SFR to SNCF as at December 31, 2004 (for the present value of the commitment at that date, i.e. €304 million) pursuant to IAS 32, this transaction had a favorable impact on the financial net debt of €97 million (including the deconsolidation of borrowings and other financial liabilities of Cegetel for €122 million).
Please refer to Note 7 “Discontinued operations and assets held for sale” to the Consolidated Financial Statements as at December 31, 2005.
1.1.3.	Reinforcement of the program offerings and distribution of Canal+ Group in 2005 and 2004
In 2005, Canal+ Group continued to enhance program offerings for subscribers.
After obtaining exclusive rights to broadcast the French Professional Soccer League 1 for three seasons (2005-2008) in December 2004 for an annual cost of €600 million, Canal+ Group won, in August 2005, exclusive rights to broadcast the Champions League on pay-TV until the end of the 2008/2009 season. In addition, after signing, in May 2004, several agreements guaranteeing a stronger partnership with the French film industry (covering the period 2005-2009), and after extending, in November 2004, an agreement for first broadcast of all Twentieth Century Fox film features, Canal+ Group renewed its exclusive rights agreements with NBC Universal (January 2005), DreamWorks (January 2005), Spyglass (April 2005) and with Sony Pictures Television International (September 2005, including Columbia Pictures, TriStar Pictures and Screen Gems).
In addition, in May 2005, the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority) allocated four DTT channel authorizations to Canal+ Group: Canal+Cinéma, Canal+ Sport, i>Télé and Planète. On March 31, 2005, Canal+ began broadcasting unscrambled programs as part of the launch of free DTT services.
On November 4, 2005 Canal+ Group launched two pay-TV offerings on DTT. The first one, which included Canal+, Canal+Cinéma and Canal+Sport, was the only premium multi-channel offering available through plug-and-play. The second one, which included Planète, Canal J, Eurosport and Paris Première, was a low price thematic offering. In addition, Canal+ Group launched on October 15 the first general, unscrambled and 24/7 news channel on DTT: i>Télé.
1.1.4.	Elektrim Telekomunikacja situation in 2005
Having consulted EU competition authorities in November 2005, Vivendi Universal acquired from Ymer, on December 12, 2005, the stakes it held in Elektrim Telekomunikacja (Telco) (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi Universal holds a 51% equity and voting interest in the both Telco and Carcom and fully controls these entities, now consolidated.
Telco / Carcom‘s only asset is a 51% investment in the Polish mobile telecom company PTC. Due to the legal dispute opposing Telco, Vivendi Universal, Deutsche Telekom and Elektrim SA, the uncertainty surrounding the ownership of PTC prevents Telco / Carcom to exercise its joint control on PTC, as provided in the Company’s bylaws. This situation demands that Vivendi Universal no longer consolidates its stake in PTC. Please refer to Notes 2.3 and 30 to the Consolidated Financial Statements as at December 31, 2005.
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      Main developments occurred in 2005 and 2004
As at December 31, 2005, the simplified organization chart of Telco and PTC is as follows:

Organization chart as at December 31, 2004:	Simplified organization chart as at December 31, 2005:

Taking into consideration the acquisition of an additional stake in December 2005, Vivendi Universal has invested €1,966 million in Telco / PTC (capital and current accounts including capitalized interest). As at December 31, 2005, given the impairment losses recorded since the end of 2001, the net book value of Vivendi Universal’s investment in PTC is €531 million.
1.1.5.	Canal+ and TPS draft combination agreement announced in December 2005 and signed in January 2006 and Lagardère draft agreement announced in February 2006
CANAL+ AND TPS DRAFT COMBINATION AGREEMENT:
After consulting the relevant labor relations committees, Vivendi Universal, TF1 and M6 signed on January 6, 2006, a combination agreement of the pay-TV operations in France and other French-speaking territories of Canal+ Group and TPS. The new group will be controlled by Vivendi Universal. This agreement is subject to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) and to the approval of French antitrust authorities. Upon completion of the transaction, Vivendi Universal would own 85% of the new group.
The terms of this combination (with the assumption that the Lagardère draft agreement described below is realized) are the following:
•	during the first stage, on January 6, 2006, Vivendi Universal paid TF1 and M6 an advance of €150 million, corresponding to a stake of 15% in TPS after cancellation of the debt of TPS and its transformation from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to Vivendi Universal, directly or via Canal+ Group. Until the completion of the transaction, Canal+ Group and TPS retain their management autonomy,

•	during a second stage, after the approval by antitrust authorities, the €150 million advance, plus interest, would be repaid to Vivendi Universal. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%. The new group “Canal+ France” would comprise Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The balance would be shared between Vivendi Universal and Lagardère,

•	however, if Vivendi Universal decides that there is finally no combination agreement, Vivendi Universal would keep a stake of 15% in TPS for its initial advance of €150 million, and would compensate TF1 and M6 for an amount of €100 million,

•	under certain circumstances strictly defined and related to the conditions of the approval of antitrust authorities, Vivendi Universal could acquire TF1’s and M6’s stake in TPS for €900 million (plus interest) or could choose not to finalize the combination, under the circumstances described hereabove,

•	moreover, TF1 and M6 would benefit, for a minimum of 3 years after the completion of the transaction, of a put option granted by Vivendi Universal on their 15% stake in the new group. The price of this option would be based on the market value, as
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Main developments occurred in 2005 and 2004
determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the new group of pay-TV in France, that is €7.5 billion for 100%.
The scope of the new group of pay-TV in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ S.A., MultiThématiques and MediaOverseas. Vivendi Universal communicated on this scope using the name “Canal+France”. The assets not included in the “Canal+France” scope are StudioCanal, Cyfra+, Canal+ Régie, PSG and i>Télé, on which Vivendi Universal would benefit from their potential increase in value.
The new group “Canal+France” would be a major player on the French broadcasting market. It would reinvigorate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly enriched and improved offer. The combination of the two platforms would enable various savings, notably in terms of subscriber acquisition costs and marketing costs and the acquisition of television rights.
From an accounting standpoint, the €150 million advance will be recorded as current financial asset. When the new group is created, the transaction would be recorded as the acquisition by Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi Universal in Canal+ Group share capital. The put option, granted by Vivendi Universal, to TF1 and M6 would be accounted for as a financial liability of €1,130 million.
DRAFT AGREEMENT WITH LAGARDÈRE:
In February 2006, Lagardère, Vivendi Universal and Canal+ Group announced a draft agreement in accordance with the terms intended in the combination agreement with TF1 and M6. By this draft agreement, Lagardère, which is a partner of Canal+ Group within CanalSat, will become a shareholder of the group “Canal+France” including the pay-TV operations of Canal+ Group and TPS, with no dilution of the investments of TF1 and M6.
Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares of an entity corresponding to “Canal+ France” scope, pay-TV in France, for an amount of €525 million in cash.
If these two transactions are completed, the structure of the new group would be as follows:
For more information about ownership and voting interests in these entities, please refer to Note 31 to the Consolidated Financial Statements as at December 31, 2005.
Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value or a minimum amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
In addition, Lagardère will have an exit right in the following cases:
•	the right to obtain liquidity for its stake via an IPO, under certain circumstances,

•	under certain other circumstances, linked to the approval of TPS by anti-trust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi Universal / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash).
This draft agreement is subject to consultation with the relevant labor relations and employee representative committees, and to the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the antitrust authorities.
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       Main developments occurred in 2005 and 2004
The objective is that the new group, which will in particular hold 100% of CanalSat and TPS, be put in place in the third quarter of 2006.
In any event, Vivendi Universal would, directly or indirectly, retain the majority of the share capital, as well as exclusive control of the new group. Terms of the put option to TF1 and M6 would remain unchanged.
1.1.6.	2005 DIVESTITURES
CANAL+ GROUP: UNWINDING OF MULTITHÉMATIQUES/ LAGARDÈRE CROSS-SHAREHOLDINGS – FEBRUARY 2005
In January 2005, Canal+ Group and Lagardère Group announced a new agreement to end their joint participation in MultiThématiques (which is wholly-owned by Canal+ Group) and Lagardère Thématiques. This transaction, which closed on February 11, 2005, increased financial net debt by €20 million (corresponding to the acquisition of 30% of MultiThématiques for €71 million and to the divestiture of 49% of Lagardère Thématiques for €51 million) and generated a capital gain of €26 million.
CANAL+ GROUP: WITHDRAWAL FROM NC NUMÉRICÂBLE / YPSO – MARCH 2005, DECEMBER 2005 AND JANUARY 2006
In 2005 and early 2006, Canal+ Group withdrew from NC Numéricâble by divesting, in two stages, its entire stake to a consortium including an investment fund, Cinven, and a cable operator, Altice.
During the first stage, signed in December 2004 and closed on March 31, 2005, Canal+ Group kept approximately 20% in Ypso, a cable operator resulting from the merger between NC Numéricâble and France Télécom’s cable operations and certain assets of TDF. Canal+ Group’s proceeds from the divestiture amounted to an enterprise value of €96 million (including adjustments to the number of networks actually transferred). Net of divestiture fees and a €37 million loan granted by Canal+ Group to the new operator, the positive impact on financial net debt amounted to €52 million. Given the adjustment in value realized in 2004, the capital loss on this divestiture was a loss of approximately -€13 million.
In January 2006, Canal+ Group completed the divestiture of its remaining 20% stake in Ypso to Cinven-Altice for an amount of €44 million. Beforehand, in December 2005, Canal+ Group sold to Ypso its preferred shares without voting rights and Ypso fully reimbursed the company loan granted by Canal+Group (capital gain of €29 million and positive impact of €76 million on financial net debt, including €39 million including accrued interest for the loan reimbursement).
As a whole, the withdrawal from NC Numéricâble / Ypso resulted, for Canal+ Group, in a positive impact on financial net debt +€167 million and a capital gain of +€73 million, after taking into consideration depreciations recorded in 2004.
UMG: DIVESTITURE OF CD AND DVD MANUFACTURING FACILITIES IN THE UNITED STATES AND GERMANY – MAY 2005
In May 2005, UMG divested its CD and DVD manufacturing and distribution facilities in the United States and Germany to Entertainment Distribution Company, LLC (“EDC”), a division of Glenayre Technologies, Inc. This transaction had no material impact on Vivendi Universal’s earnings from operations as at December 31, 2005, after taking into account the cost of externalizing related pension obligations. This transaction had a negative cash impact in the year ended December 31, 2005 reflecting the net of the selling price, certain post-closing adjustments of the selling price and the cash cost of externalizing the related pension obligations. Under the terms of the supply contracts entered into as part of the transaction, EDC is obligated to give UMG rebates of at least €37 million between 2005 and 2014.
DIVESTITURE OF VIVENDI UNIVERSAL’S STAKE IN UGC – DECEMBER 2005
In December 2005, when the call was exercised by the family shareholders of UGC, Vivendi Universal completed the divestiture of the 37.8% stake representing 40% of the voting interests, previously equity-accounted, held in UGC S.A.’s share capital for an amount of €89 million (including interests). The price may be adjusted depending on the date of a future sale by UGC family shareholders within various periods of exercise of the call. During 2005, Vivendi Universal received €54 million in cash, the remaining approximately €34 million are due between 2006 and 2008. This transaction generated a capital gain of €10 million.
1.1.7. Other 2005 transactions
IACI EXITED VIVENDI UNIVERSAL ENTERTAINMENT (VUE). IACI AND VIVENDI UNIVERSAL AGREED TO END LITIGATION – JUNE 2005
On June 7, 2005, Vivendi Universal, NBC Universal (NBCU) and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through (i) capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding Corp., (ii) the sale of treasuries (negotiable US Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests and (iii) the exchange of 56.6 million shares of IACI stock securing the put/call rights relating to the VUE Class B preferred interests. As a consequence of this exchange, Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022. Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of the theme parks were eliminated.
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Main developments occurred in 2005 and 2004
As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
The impact of this transaction on Vivendi Universal’s statement of earnings was a gain of €194 million for the year ended December 31, 2005.
VIVENDI UNIVERSAL PROCEEDED TO THE EARLY TERMINATION OF THE DERIVATIVE STRUCTURE AFFECTING 5% OF THE SHARE CAPITAL OF VEOLIA ENVIRONNEMENT – OCTOBER 2005
On October 25, 2005, Vivendi Universal agreed with Société Générale to the early termination of the derivative structure (collar option) affecting 5% of the share capital of Veolia Environnement (20,321,100 shares) which was set up in December 2004.
As part of the divestiture of 15% of Veolia Environnement’s share capital on December 2004, Vivendi Universal agreed with Société Générale to a derivative transaction on a notional commitment representing 5% of Veolia Environnement’s share capital allowing Vivendi Universal to benefit, within a three years period, from Veolia Environnement’s share price increase beyond €23.91. This derivative structure was earlier closed in October 2005. Given the increase of the Veolia Environnement share price by reference to the exercise price of the collar option set in December 2004, the termination of this instrument resulted in financial income of €115 million in 2005, definitively acquired by Vivendi Universal, corresponding to the gross proceeds of the transaction (€208 million, net of fees) less the carrying value of the collar option as at January 1, 2005 (€93 million).
This transaction had no impact on the Group’s adjusted net income.
Upon completion of the transaction, Vivendi Universal retained its remaining stake of 5.3% in the share capital of Veolia Environnement (21,522,776 shares) and committed not to sell those shares for a period of three months (corresponding to January 24, 2006).
Vivendi Universal also holds 218 255 690 Veolia Environnement warrants at 55 euros expiring in March 2006.
PARTIAL REDEMPTION OF BONDS EXCHANGEABLE INTO SOGECABLE SHARES – NOVEMBER AND DECEMBER 2005
In November and December 2005, Vivendi Universal opted for the early redemption of €363 million of bonds exchangeable into Sogecable shares with an exchange ratio of 1.0118 share for 1 bond. Vivendi Universal delivered 12 540 403 Sogecable shares to bond holders. As at December 31, 2005, the balance of this borrowing amounted to €242 million, Vivendi Universal holding
8 340 850 Sogecable shares. This transaction generated a capital gain of €256 million recorded as financial income, and had no impact on the Group’s cash position.
1.1.8.	Events occurred since December 31, 2005
PURCHASE OF THE 7.7% STAKE HELD BY MATSUSHITA ELECTRIC INDUSTRIAL (MEI) IN UNIVERSAL STUDIOS HOLDING CORP (USH) – FEBRUARY 2006
In February 2006, Vivendi Universal finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi Universal’s subsidiary, Universal Studios Holding 1 Corp. (USH1) for a purchase price of $1,154 million. USH1 is a holding company located in the United States, 92.341% owned and 100% controlled by Vivendi Universal. Its assets correspond to Vivendi Universal’s main stakes in the United States (excluding Vivendi Universal Games): 100% in Universal Music Group (UMG) and 20% of NBC Universal (NBCU). Thanks to this transaction, Vivendi Universal increased its economic interest from 92.3% to 100% in UMG and from 18.5% to 20% in NBCU respectively. In addition, this transaction will enable the company to simplify its holding structures in the United States.
This transaction resulted in a $1,154 million increase (or approximately €960 million) in financial net debt.
INVESTMENT IN 19.9% OF THE VOTING CAPITAL OF AMP’D – FEBRUARY 2006
Further to the Amp’d share capital increase, Vivendi Universal and UMG brought their interest in the share capital of Amp’d to 19.9% in the United States. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and also a mobile virtual network operator (MVNO) offering 3G telephony and content services nation wide in the US.
Amp’d has developed handsets that allow music and video downloading over the cellular network or the internet. The Vivendi Universal group supplies music and video clips, mobile games and video/programming through its business units UMG, Vivendi Universal Games and through NBCU.
Vivendi Universal’s total investment amounts to €47 million.
SUBMISSION OF A BID FOR TUNISIA TELECOM
Vivendi Universal is one of a number of bidders who will likely submit a bid on March 7, 2006 for a 35% equity stake in Tunisia Telecom being sold by the Tunisian Government under a public auction process. Tunisia Telecom is the sole operator of fixed telephony voice services in Tunisia, and the leading Tunisian mobile operator ahead of its sole competitor, Tunisiana. Tunisia Telecom also offers internet access and data services.
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1.2. 2004 Developments
In 2004, Vivendi Universal notably completed the admission to the French Consolidated Global Profit Tax System, the strategic alliance between VUE and NBC to form NBC Universal and the divestiture of 15% out of the 20.3% stake held in Veolia Environnement.
1.2.1.	Permission to use the French Consolidated Global Profit Tax System as of January 1, 2004
On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as at December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France.
Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Universal Games, CanalSat, SFR and as of January 1, 2005 Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as at December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to use ordinary losses carried forward.
As at December 31, 2005, Vivendi Universal S.A. recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million.
As at December 31, 2004, Vivendi Universal S.A. recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).
For an analysis of the impact of the Consolidated Global Profit Tax System on the 2004 – 2005 earnings, please refer to section 3 “Statement of earnings in 2005 and 2004 - IFRS” and to Note 6 “Tax expense as at December 31, 2005 and 2004” to the Consolidated Financial Statements, as at December 31, 2005.
1.2.2.	Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction) – May 2004
A description of the transaction is also presented in Notes 2.4 and 7.2 to the Consolidated Financial Statements as at December 31, 2005.
On October 8, 2003, General Electric (GE) and Vivendi Universal announced the signing of a definitive agreement(1) for the combination of the respective businesses of the National Broadcasting Company (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal (NBCU). The transaction, which completed on May 11, 2004, resulted, from an accounting standpoint in the divestiture of 80% of Vivendi Universal’s interest in VUE for an amount of €8,002 million (corresponding to gross cash proceeds of €3,073 million and value of interests received in NBC of €4,929 million, before Universal Studios Holding Corp. (USH) minority interests) and in the concurrent acquisition of a 20% interest in NBC (for €4,929 million). The new company, called NBC Universal, is 80% owned and controlled by GE, with 18.5% owned and 20% controlled by Vivendi Universal (through its subsidiary, USH) as presented in the following organizational chart:

(*)	Before the closing of the NBC-Universal transaction, Vivendi Universal exercised the call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).

(**)	The MEI’s 7.659% minority interest has been repurchased, please refer to section 1.1.8.

(1)	Main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.
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VUE’s assets divested as part of the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks as well as interests in five theme parks.
NBCU’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, several NBC local stations, Spanish language TV broadcaster Telemundo and its Telemundo local stations, and interests in five theme parks.
Net income and expenses of VUE from January 1, 2004 to May 11, 2004, date of the closing of the transaction, were therefore deconsolidated and presented netted, in the amount of 80% in earnings from discontinued operations and in the amount of 20% in income from equity affiliates.
As part of the NBC-Universal transaction, GE paid to USH, on May 11, 2004, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi Universal amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) will receive from NBCU, when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IACI stock transferred to NBCU as part of the NBC Universal transaction (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, commitments related to exclusive businesses of the agreement for the combination and other matters customary for a transaction of this type.
On June 7, 2005, Vivendi Universal, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, Vivendi Universal’s obligations abovementioned to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022. For more details, please refer to section 1.1.7. “Other 2005 transactions”.
As part of the agreements, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exits at fair market value, the timing of which has been deferred by one year as part of the June 2005 VUE restructuring. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any of Vivendi Universal’s sales to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010, GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of the 12-month period commencing on May 11, 2011.
In addition to the exit rights, as part of the agreements with GE, Vivendi Universal has certain veto, board designation, information and consent rights in NBCU. Vivendi Universal currently holds three out of 15 seats on the board of directors of NBCU. Vivendi Universal’s governance rights in NBCU may terminate, under certain circumstances, upon a change in control of Vivendi Universal.
The divestiture of 80% of Vivendi Universal’s interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact.
The acquisition cost of the 20% stake in NBC received by USH, corresponded to the fair value of this stake as defined in the VUE/ NBC combination agreement, i.e., €4,929 million ($5,854 million). The book value of the NBC assets acquired amounted to €738 million ($877 million).
In addition, in the context of the NBC-Universal transaction, Vivendi Universal has expanded VUE’s relationship with DreamWorks Pictures for seven years. In addition, UMG acquired DreamWorks Records for €94 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings.
1.2.3.	Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake – December 2004
In December 2004, Vivendi Universal disposed of 15% of Veolia Environnement, part of its 20.3% stake in Veolia Environnement through three transactions: (i) 10% were placed under an accelerated book building procedure by institutional investors for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% were sold to Veolia Environnement for €195 million (€23.97 per share) and (iii) 3% were sold to Société Générale for €305 million (€24.65 per share).
The last two transactions were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of Veolia
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Environnement relative to Vivendi Universal’s stake in that company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recorded as a financial income in the Consolidated Statement of Earnings on their expiry date.
Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating a capital gain of €1,606 million before tax (€1,445 after tax). From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal’s current capital losses and, therefore, did not result in any cash capital gain tax.
Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retained 5.3% of Veolia Environnement.
In addition, Vivendi Universal and Société Générale entered into a 3-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of Veolia Environnement over a price of €23.91 per share. In October 2005, this derivative was settled before maturity. Please refer to section 1.1.7. “Other 2005 transactions”.
At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002.
For this purpose, on December 21, 2004, Vivendi Universal signed a contract of full assignment with Veolia Environnement and a third party to transfer all its residual obligations towards Veolia Environnement. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as other financial charges and income.
1.2.4.	Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges – December 2004
•	Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges – The shares of the historical telecom operator in the Kingdom of Morocco have traded on the Casablanca Stock Exchange and the Euronext Paris S.A. Premier Marché since December 13, 2004. The introduction price was fixed at MAD 68.25 per share (€6.16 per share based on the dirham/euro exchange rate as at December 10, 2004). As at December 31, 2004, the market price was €8.41 per share. 130,985,210 common shares were sold by the Kingdom of Morocco as part of the offer, representing 14.9% of Maroc Telecom’s share capital.

•	Full Consolidation of Mauritel by Maroc Telecom since July 1, 2004 – Mauritel, previously equity-accounted, has been fully consolidated by Maroc Telecom since July 1, 2004.

For the second half of 2004, Mauritel generated revenues and earnings from operations of €34 million and €11 million, respectively. For more details, please refer to Note 30 “Significant subsidiaries as at December 31, 2005 and 2004” to the Consolidated Financial Statements as at December 31, 2005.
1.2.5. Completion of the asset divestiture plan: Vivendi Universal disposed of approximately €1.1 billion in assets (excluding the NBC-Universal and Veolia Environnement transactions) in 2004
CANAL+ GROUP
•	Sportfive – In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the divestiture of their interests in Sportfive. Before signing the agreement, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. This divestiture generated a capital gain of €38 million (including a €22 million provision reversal).

•	Canal+ Group completed, among other things, the divestiture of the companies of StudioExpand’s “flux-divertissement” business in June 2004 and Canal+ Benelux in August 2004 for a total amount of €42 million (the deconsolidation of the cash held by these companies, as well as the payment of a litigation had a €26 million unfavorable impact on financial net debt). These divestitures generated a capital gain of €65 million (net of a €24 million provision reversal).

•	Quai André-Citroën Headquarters – In September 2004, Canal+ Group completed the divestiture of its former headquarters at Quai André Citroën for €108 million. This divestiture generated a capital gain of €13 million.
NON-CORE OPERATIONS
Vivendi Telecom International (VTI)
•	Kencell – In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake was sold to Sameer Group, the owner of the remaining 40% stake, after it exercised its pre-emptive rights. This divestiture generated a capital gain of €39 million (net of a €7 million provision accrual).
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•	Monaco Telecom – In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a capital loss of €4 million (net of a €5 million provision accrual).
Completion of the total withdrawal from publishing operations: divestiture of Brazilian publishing operations – February 2004
Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €32 million. This divestiture generated a capital loss of €8 million.
Divestiture of United Cinema International (UCI) – October 2004
Vivendi Universal and Viacom completed the divestiture of their respective 50% stakes in European operations of the UCI Cinemas group to Terra Firma. In addition, UCI Group divested its 50% stake in UCI Japan to Sumitomo Corporation (50% of transaction proceeds were paid by UCI Cinemas to Vivendi Universal). As part of these transactions, Vivendi Universal received €170 million. These transactions generated a capital gain of €64 million.
1.2.6.	Other 2004 transactions
•	Divestiture of two Philip Morris Towers – In June 2004, the divestiture of the Cèdre (27,000 m2) and the Egée (55,000 m2) towers located at La Défense, Paris, resulted in a reduction in Vivendi Universal’s off balance sheet commitments related to the long-term leases signed with Philip Morris in 1996, by €270 million. In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal led to a net cash inflow of €84 million.

•	UMG : divestiture of the stake held in VIVA Media – In August 2004, UMG sold its stake of approximately 15% in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a capital gain of €26 million.
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        First time adoption of IFRS
2 First time adoption of IFRS
2.1. Compliance with accounting standards
The Consolidated Financial Statements for Vivendi Universal S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS).
Vivendi Universal prepared the 2005 Consolidated Financial Statements and the 2004 comparative financial statements adopting:
1.	All mandatory IFRS/IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as at December 31, 2005. All these standards and interpretations, as applied by Vivendi Universal, have been adopted by the EU.

2.	As at January 1, 2004:

•	IAS 32 and 39 on financial instruments. Vivendi Universal is not concerned by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full to its 2004 comparative financial statements and its 2005 Consolidated Financial Statements,

•	IFRS 5, which requires the reclassification as assets held for sale or discontinued operations of activities whose divestiture has been decided,

•	revised IAS 19, which notably requires the provision of additional information on employee benefit plans.

3.	The following options, pending publication of an IASB or IFRIC text on the matter:

•	in the absence of guidance provided by the IFRS, in the event of acquisition of an additional interest in a subsidiary, Vivendi Universal recognizes the excess of the acquisition cost over the carrying amount of minority interests acquired as goodwill,

•	put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration. In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/ IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses) through goodwill,

•	pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional cost. In effect, these bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.
2.1.1.	Description of accounting options relating to the first adoption of IFRS
2004 comparative financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. Retrospective application on the opening statement of financial position of the accounting policies retained for the preparation of provisional financial information is the general principle of adjustment. The impacts of these adjustments are recognized directly in equity.
Certain exemptions to the general principle of retrospective application of assets and liabilities, available under IFRS 1, have been retained by the Group:
Business combinations
In accordance with the provisions of IFRS 3, Vivendi Universal decided not to restate business combinations prior to January 1, 2004.
Cumulative unrecognized actuarial gains and losses
In accordance with the provisions of IFRS 1, Vivendi Universal decided to record on January 1, 2004 unrecognized actuarial gains and losses relating to pension and post-retirement and other employee and post-employment benefit obligations against consolidated equity.
Cumulative translation differences
In accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi Universal decided to reverse the accumulated foreign currency translation adjustments against retained earnings as at January 1, 2004. These foreign currency translation adjustments resulted from the translation into euro of the financial statements of subsidiaries with foreign currencies as their functional currency. Consequently, on the subsequent divestiture of the subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, as the case may be, these adjustments are not taken to earnings.
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First time adoption of IFRS
Revaluation of certain intangible assets and property, plant and equipment at fair value
Vivendi Universal has chosen not to apply the option provided in IFRS 1, involving the remeasurement, as at January 1, 2004, of certain intangible assets and property, plant and equipment at their fair value at that date.
Share-based compensation
In accordance with the provisions of IFRS 1 with respect to IFRS 2, concerning share-based compensation, Vivendi Universal has decided to adopt IFRS 2 with retrospective effect as at January 1, 2004. As such, all plans for which rights remained to be vested as at January 1, 2004 are recognized (please refer to paragraph 2.1.2, below).
For all other IFRS standards, any adjustment of the carrying value of assets and liabilities as at January 1, 2004 was made retrospectively as if IFRS used to prepare the 31 December, 2005 financial statements have always been applied.
2.1.2.	Changes from the last publication of 2004 IFRS preliminary information impacting 2004 IFRS comparative financial information
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 comparative financial information relating to the IFRS transition presented as preliminary information the expected quantifiable impact of the IFRS adoption on the statement of financial position as at the transition date, January 1, 2004, the financial position as at December 31, 2004 and the financial performance for the year 2004.
Since this publication, besides the consequences of the IFRS 5 application to operations divested since January 1, 2005, several new options were taken in the standards applied and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to homogenize the presentation with the Consolidated Financial Statements for the year ended December 31, 2005.
The definitive reconciliation of the financial statements prepared under French GAAP and the IFRS Consolidated Financial Statements are presented in the Note 33.
DISCONTINUED OPERATIONS (PLEASE REFER TO NOTE 7 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005)
As a consequence of the combination of Cegetel, a 65% owned subsidiary by SFR, with Neuf Telecom announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5 – paragraph 34. Consequently, net earnings and expenses of Cegetel were deconsolidated from January 1, 2004 and presented in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates. The impact of this change in presentation of IFRS earnings from operations for the years 2005 and 2004 is an increase of +€94 million and +€72 million respectively, due to the reclassification of Cegetel losses from operations. Earnings, attributable to equity holders of the parent remained unchanged.
TREATMENT OF STOCK OPTIONS (PLEASE REFER TO NOTE 19 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005)
Transitional provisions of IFRS 1 with respect to IFRS 2
Pursuant to the transitional provisions of IFRS 1 with respect to IFRS 2 concerning share based compensation, the Group only applied IFRS 2 to instruments granted after November 7, 2002 and for which the rights vesting period extends beyond December 31, 2003. This option was elected for the 2004 IFRS comparative financial information and the 2005 interim financial statements. In the fourth quarter of 2005, Vivendi Universal elected for retrospective application of IFRS 2 as of January 1, 2004. Consequently, all share based payment transactions for which rights remained to be vested as at January 1, 2004 are now recognized. This change in option proposed by the transitional provisions of IFRS 1 with respect to IFRS 2 led to an additional charge of -€4 million in 2005 and -€21 million in 2004 impacting earnings from operations and earnings, attributable to equity holders of the parent.
Option contemplated by IFRIC D17 interpretation “Group and Treasury Share Transactions” on the allocation of treasury shares within the Group
Furthermore, while in the comparative 2004 IFRS financial information and the 2005 interim financial statements share based payment cost (stock options and group saving plans) was totally allocated to “Holding & Corporate” segment, in the fourth quarter of 2005, Vivendi Universal elected for the option considered by IFRIC D17 interpretation on the allocation of treasury shares within the Group. Consequently, share based compensation cost has been allocated to each business segment on a prorate basis of the number of equity instruments (stock options or share subscription options granted through the group saving plans) held by their executives and employees. This option has no impact on the 2005 and 2004 consolidated earnings from operations and earnings, attributable to equity holders of the parent. On the other hand, in 2004, this option led to a positive impact of €23 million on the earnings from operations of the “Holding & Corporate” segment and a same amount negative impact on the earnings from
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operations of the other business segments, such as presented in the following table.
PRESENTATION OF COST OF EMPLOYEE BENEFITS (PLEASE REFER TO NOTE 21 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005)
In the comparative 2004 IFRS financial information and the 2005 interim financial statements, the entire cost of employee benefits was presented as a charge recorded in earnings from operations. Looking at the peer companies policies (in particular telephone operators and musical content publishing and distribution companies), in the fourth quarter of 2005, Vivendi Universal decided to change its accounting treatment and to present the financial component of the cost of employee benefits as a financial charge or income. The financial component of this cost is composed on the one hand of the interest cost of the obligation made in the benefit of salaries and retired employees, and on the other hand of the expected return on plan assets. This change in presentation led to an improvement in earnings from operations (and as a result in adjusted net income) of €35 million in 2005 and €37 million in 2004 respectively, such as presented in the following table, for a decline of financial income on the same amount. This change had no impact on the 2005 and 2004 earnings, attributable to equity holders of the parent.
SUMMARY TABLE OF IMPACTS OF ADJUSTMENTS ON THE 2004 IFRS EARNINGS FROM OPERATIONS:

	Year Ended December 31, 2004
					Reclassification
					of the financial
		Reclassification		Allocation of the	component of
	IFRS Earnings	of Cegetel SAS	Retrospective	share based payment	cost of pension
	from operations	as discontinued	application of	cost to each	and retirements		IFRS definitive
	as published as at	operation	IFRS 2 (IFRS 1,	business segment	obligations		Earnings from
(in millions of euros)	April 14, 2005	(IFRS 5, §34)	§25B, 25C)	(IFRIC D17)	(IAS 19, §119)	Other	Operations
Universal Music Group	354	—	(5)	—	10	—	359
Vivendi Universal Games	(198)	—	(1)	(4)	—	—	(203)
Canal+ Group	197	—	(3)	(6)	—	—	188
SFR	2,273	72	(3)	(13)	—	3	2,332
Maroc Telecom	662	—	—	—	—	—	662
Holding & Corporate	(218)	—	(9)	23	27	(16)	(193)
Non core operations	89	—	—	—	—	(1)	88
Total Vivendi Universal	3,159	72	(21)	—	37	(14)	3,233
2.1.3. Other reclassification which occured in 2005
Exchange gains or losses relating to Maroc Telecom’s trade accounts payable and receivable were previously recorded in interest and other financial charges and income. They are now recorded in earnings from operations. Net foreign exchange gain for 2005 reclassified in earnings from operations amounted to €10 million. The net foreign exchange loss for 2004, recorded in interest and other financial charges and income amounted to -€3 million.
2.2. Use of estimates
The preparation of Consolidated Financial Statements in compliance with IFRS requires Group management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition as well as valuation of goodwill, other intangible assets and property, plant and equipment. They are detailed in the related paragraphs of Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005.
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Statement of earnings in 2005 and 2004
3 Statement of earnings in 2005 and 2004
3.1.	Consolidated earnings review

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
	Year ended December 31,		Year ended December 31,
(In millions of euros, except per share amounts)	2005	2004	2005	2004
Revenues	19,484	17,883	19,484	17,883	Revenues
Cost of revenues	(9,898)	(9,100)	(9,898)	(9,100)	Cost of revenues
Margin from operations	9,586	8,783	9,586	8,783	Margin from operations
Margin from operations rate	49%	49%	49%	49%	Margin from operations rate
Selling, general and administrative expenses	(5,807)	(5,464)	(5,807)	(5,464)	Selling, general and administrative expenses
Other operating expenses	(33)	(86)	(33)	(86)	Other operating expenses
Earnings from operations	3,746	3,233	3,746	3,233	Earnings from operations
Other income from ordinary activities	75	89	75	89	Other income from ordinary activities
Other charges from ordinary activities	(170)	(25)
Income from equity affiliates	326	221	326	221	Income from equity affiliates
Earnings before interest, other financial charges and income and income taxes	3,977	3,518	4,147	3,543	Earnings before interest and income taxes
Interest	(218)	(406)	(218)	(406)	Interest
Other financial charges and income	619	1,226
Interest and other financial charges and income	401	820	(218)	(406)	Interest and other financial charges and income
Earnings from continuing operations before income taxes	4,378	4,338	3,929	3,137	Earnings from continuing operations before income taxes
Provision for income taxes	(204)	(292)	(787)	(724)	Provision for income taxes
Earnings from continuing operations	4,174	4,046	3,142	2,413	Earnings from continuing operations
Earnings from discontinued operations	92	777
Earnings	4,266	4,823	3,142	2,413	Adjusted net income
Attributable to :					Attributable to :
Equity holders of the parent	3,154	3,767	2,078	1,338	Equity holders of the parent
Minority interests	1,112	1,056	1,064	1,075	Minority interests
Earnings, attributable to the equity holders of the parent per share - basic (in euros)	2.74	3.29	1.81	1.17	Adjusted net income, attributable to the equity holders of the parent per share - basic (in euros)
Earnings, attributable to the equity holders of the parent per share - diluted (in euros)	2.72	3.27	1.79	1.16	Adjusted net income, attributable to the equity holders of the parent per share - diluted (in euros)

(a) For a reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to Note 8 “Earnings per share for the years ended December 31, 2005 and 2004” to the Consolidated Financial Statements as at December 31, 2005.
Vivendi Universal’s adjusted net income, attributable to equity holders of the parent, amounted to €2,078 million (earnings per share of €1.81 basic and €1.79 diluted, respectively) in 2005 compared to €1,338 million (earnings per share of €1.17 basic and €1.16 diluted, respectively) in 2004.
The €740 million improvement (+55%), in adjusted net income, attributable to equity holders of the parent, was achieved through:
•	+€513 million from growth in earnings from operations, notably due to a return to break-even at Vivendi Universal Games (+€244 million), return to growth at UMG (+€121 million) as well as ongoing profitability at SFR (+€90 million despite negative net impact of -€115 million of non recurring items in 2005) and at Maroc Telecom (+€100 million),

•	+€188 million from reduction in interest, resulting from the decrease in the average amount of borrowings as well as improved financing conditions,

•	+€105 million from the increase in income from equity affiliates,
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4     Management Board’s Operating and Financial Review and Prospects
       Statement of earnings in 2005 and 2004
•	+€11 million from the decline in the stake of minority interests in earnings.
Those positive effects were partially offset by the following items:
•	-€63 million from higher provisions for income taxes as a result of the improvement in taxable earnings (UMG, SFR, Maroc Telecom), offset by tax savings resulting from the utilization of ordinary losses carried forward in France and in the United States,

•	-€14 million from the reduction in other income from ordinary activities.
In 2005, earnings, attributable to equity holders of the parent improved to reach €3,154 million (earnings per share of €2.74 basic and €2.72 diluted, respectively) compared to €3,767 million in 2004 (earnings per share of €3.29 basic and €3.27 diluted, respectively).
ANALYSIS OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF EARNINGS, PRESENTED ABOVE
REVENUES
2005 Vivendi Universal’s consolidated revenues amounted to €19,484 million compared to €17,883 million in 2004, representing an increase of €1,601 million.
On a comparable basis(2), revenues amounted to €19,439 million compared to €18,237 million, an increase of 6.6% (+6.5% at constant currency). Each of the businesses contributed to this performance.
For an analysis of revenues by business segment, please refer to section 4 “Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004”.
COST OF REVENUES AND MARGIN FROM OPERATIONS RATE
In 2005, cost of revenues amounted to -€9,898 million (compared to -€9,100 million in 2004, that is a €798 million increase), and represented 51% of revenues, flat when compared to 2004. However, cost of revenues declined by €77 million by taking into consideration, for 2004, estimated mobile-to-mobile sales at SFR applying the 2005 rate (i.e. -€875 million(3)).
The margin from operations increased by €803 million to reach €9,586 million in 2005, mainly thanks to increased margin from operations at SFR(3), VUG and Maroc Telecom. Margin from operations rate was flat at 49%. However, by taking into consideration for 2004, estimated mobile-to-mobile sales at SFR applying the 2005 rate, margin from operations rate increased by 2 percentage points (49% in 2005 compared to 47% in 2004). This increase was mainly due to improved margins at VUG, which strongly benefited from the immediately profitable launch of World of Warcraft, efficient cost control and taking into account the negative impact of non recurring costs associated to product cancellations and the write-off of certain titles.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
In 2005, selling, general and administrative expenses amounted to -€5,807 million compared to -€5,464 million in 2004, representing an increase of €343 million. The cost increase in 2005 was mainly due to the impact of the €220 million fine from the French Antitrust Council. Please refer to Note 30 to the Consolidated Financial Statements as at December 31, 2005.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization are part of either selling, general and administrative expenses or cost of revenues. In 2005, depreciation and amortization amounted to -€1,525 million compared to -€1,654 million in 2004, representing a €129 million decrease. The improvement was mainly due to scope changes at UMG (divestiture of CD and DVD manufacturing facilities in the United States and Germany in May 2005) slightly offset by higher amortization costs at SFR, as a result of the commencement of the amortization period for the UMTS license beginning mid-June 2004.
OTHER OPERATING EXPENSES
In 2005, other operating expenses amounted to -€33 million compared to -€86 million in 2004, representing a €53 million decrease. They mainly consisted of restructuring charges (primarily at Maroc Telecom and UMG), which amounted to -€51 million in 2005 compared to -€103 million in 2004.
EARNINGS FROM OPERATIONS
In 2005, Vivendi Universal’s earnings from operations amounted to €3,746 million compared to €3,233 million in 2004.
This 15.9% increase (+€513 million) was achieved thanks to higher revenues (particularly at SFR, Maroc Telecom and Vivendi Universal Games), combined with efficient cost control within the Group (mainly at SFR, Vivendi Universal Games and UMG) and a reduction in restructuring costs (notably at UMG and Vivendi Universal Games). In 2005, earnings from operations were negatively impacted for -€115 million as a result of the €220 million fine from the French Antitrust Council being partly offset by the recording of favorable non-recurring items of €105 million. In 2004, earnings

(2) For a definition of comparable basis, please refer to section 4.2 “Revenues, earnings from operations and cash flow from operations by business segment on a comparable basis for the years ended December 31, 2005 and of 2004”.
(3) Mobile-to-mobile sales were not invoiced (income and expenses) between French mobile operators until December 31, 2004. They have been treated as an exchange of goods and services, the fair value of which was not determinable for the year ended December 31, 2004, and no revenues were recognized on these calls. Since 2005, these call terminations have been invoiced. As at December 31, 2004, the impact of estimated mobile-to-mobile sales amounted to €875 million on revenues and to -€875 million on cost of revenues.
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Statement of earnings in 2005 and 2004
from operations included non-recurring costs associated to product cancellations and the write-off of certain titles at VUG.
On a comparable basis, earnings from operations increased by €457 million, representing a 14.0% increase (13.7% at constant currency), to €3,719 million compared to €3,262 million in 2004.
For an analysis of earnings from operations by business segment, please refer to section 4 “Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and of 2004”.
OTHER INCOME FROM ORDINARY ACTIVITIES
In 2005, other income from ordinary activities amounted to €75 million compared to €89 million in 2004, representing a decrease of €14 million.
In 2005, other income from ordinary activities mainly included €38 million of dividends received from unconsolidated companies (compared to €23 million in 2004) including Veolia Environnement, previously equity-accounted, and €37 million of interest income received for long-term financial receivables (compared to €66 million in 2004). The interest income decline resulted from the fact that Vivendi Universal ceased to record interest related to Elektrim Telekomunikacja’s loan, due to the company’s situation. Please refer to Notes 2.3 and 30 to the Consolidated financial statement as at December 31, 2005.
OTHER CHARGES FROM ORDINARY ACTIVITIES
In 2005, other charges from ordinary activities amounted to -€170 million compared to -€25 million in 2004, representing an increase of €145 million. In 2005, they essentially included non-cash adjustments relating to the NBC-Universal transaction (-€124 million) as well as exceptional goodwill amortization (-€48 million) at UMG, recorded to offset the activation of deferred tax asset related to ordinary losses carry forward not recognized at the end of 2000 on the purchase price allocation of UMG.
INCOME FROM EQUITY AFFILIATES
In 2005, income from equity affiliates amounted to €326 million compared to €221 million in 2004, representing an increase of €105 million, including €156 million related to VUE / NBC Universal. Actually, it included twelve months of equity in NBC Universal’s earnings (€361 million) compared to 234 days (NBCU was created through the combination between NBC and VUE as at May 11, 2004) and VUE equity in 2004. In addition, in 2005, income from equity affiliates included -€50 million of equity in Neuf Cegetel losses compared to -€22 million of equity in Cegetel S.A.S. losses in 2004.
INTEREST
In 2005, interest amounted to -€218 million compared to -€406 million in 2004, representing an improvement of €188 million. The average amount of borrowings (calculated on a daily basis) decreased to €6.7 billion in 2005 compared to €8.9 billion in 2004. This decrease was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBC Universal in May 2004.
In 2005, average borrowing costs strongly decreased to 3.92%, from 5.01% in 2004. The interest decrease resulted from the combined effect of the redemption of the High Yield Notes (83% in June 2004 and the balance in January 2005), funded by the proceeds from the NBC-Universal transaction as well as the new credit facilities obtained on better financial terms in 2004 and 2005 as a result of the upgrade of Vivendi Universal’s credit rating to Investment Grade in 2004.
Please refer to section 5 “Capital resources for 2005 and 2004”.
In March 2005, Vivendi Universal completed its plan to unwind interest rate swaps without cash consideration, which represented a charge of -€84 million for the full year of 2004.
OTHER FINANCIAL CHARGES AND INCOME
In 2005, other financial charges and income were an income of €619 million compared to an income of €1,126 million in 2004, representing a decrease of €607 million.
Other financial charges and income mainly included the amortized cost on borrowings (including premiums incurred for early redemption of borrowings and for the unwinding of derivative instruments), changes in value of derivative instruments, gains/ losses on foreign currency translations (other than gains/losses on foreign currency translations on operating activities, recorded in earnings from operations), financial component of costs related to employee benefit plans, as well as capital gains/losses on the divestiture of businesses or financial investments.
Impact of amortized cost on borrowings (including premiums incurred for early redemption)
In 2005, the impact of amortized cost on borrowings was a charge of -€115 million (compared to a charge of -€486 million over the same period in 2004). This improvement was due to the large number of early redemptions of borrowings in 2004 following the NBC-Universal transaction. These early redemptions generated exceptional costs in 2004 and lower recurring costs in 2005 as the total amount of borrowings declined:
•	premiums incurred for early redemption of notes and other financial liabilities represented a charge of -€71 million as at December 31, 2005, compared to a charge of -€308 million as at December 31, 2004 corresponding to the premium (including accrued interests) due to the early redemption of 83% of the High Yield Notes in June 2004. 2005 included a charge of -€50 million incurred for the redemption of the remaining High Yield Notes at the end of January 2005. In addition, the early redemption of the bonds exchangeable into Vinci shares in the course of March 2005 resulted in a charge of -€27 million,
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Statement of earnings in 2005 and 2004
•	in 2005, the impact of amortized cost on borrowings represented a charge of -€44 million (compared to a charge of -€178 million as at December 31, 2004, which comprised an exceptional charge of -€53 million due to the redemption of credit lines after the NBC-Universal transaction).
Changes in value of derivative instruments
In 2005, the depreciation of derivative instruments represented a loss of -€2 million. The depreciation of derivative instruments represented a loss of -€10 million in 2004. This change was due to:
•	the early termination in 2005 of the collar on the 5% stake in Veolia Environnement, representing an upside adjustment of €25 million,
•	the upside adjustment of the value of the embedded option on the bonds exchangeable into Sogecable shares (+€16 million in 2005), corresponding to the part of the bonds which was not exchanged in the fourth quarter of 2005, compared to a downside adjustment of -€11 million in the first nine months of 2004,
•	the lesser downside adjustment of the value of the put option granted to SNCF on 35% of the capital of Cegetel S.A.S. exercised on August 22, 2005 (-€14 million as at December 31, 2005, compared to -€35 million as at December 31, 2004),
•	in addition, in 2004, downside adjustments were partly offset by the upside adjustment of the value of the interest rate swaps without cash consideration (+€18 million).
Change in financial component of costs related to employee benefit plans
In 2005, the financial component of costs related to employee benefit plans was almost flat at -€35 million (corresponding to -€75 million for the effect of interest cost related to employee benefit plans and to +€40 million for the expected return on assets related to the employee benefit plans) compared to -€37 million in 2004 (corresponding to -€83 million for the effect of undiscounting actuarial losses related to the employee benefit plans and to +€46 million for the expected return on plan assets related to the employee benefit plans).
Gain/ (loss) on the divestiture of businesses or financial investments
In 2005, gains or losses on the divestiture of businesses or financial investments amounted to €668 million and mainly included the financial gain on the exchange of Sogecable shares related to the reimbursement of the bond (+€256 million), the gains related to the unwinding of IACI’s interest in VUE (+€194 million), the financial gain on early termination of the collar on the 5% stake in Veolia Environnement (+€115 million) and on the divestiture of the stake in Lagardère Thématiques (+€26 million) as well as the capital gain on the divestiture of remaining assets at UCI (+€34 million).
In 2004, they amounted to +€1,738 million and mainly comprised the impact of the divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake (+€1,606 million), various liquidation bonuses (+€74 million), the capital gain on the divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (+€65 million), certain UCI assets (+€64 million), Kencell (+€39 million) and Sportfive (+€38 million), the impact of the abandonment of Internet operations (+€34 million) as well as the financial gain on the divestiture of the stake in Viva Media (+€26 million). These positive impacts were partly offset by provisions recorded on NC Numéricâble divestiture (-€56 million).
PROVISION FOR INCOME TAXES
In 2005, provision for income taxes amounted to -€204 million compared to -€292 million in 2004. The effective tax rate amounted to 4.7% in 2005 compared to 6.7% in 2004. Excluding the impact of non recurring items, the effective tax rate reached 20% in 2005 versus 23% in 2004.
Excluding the impact of non recurring tax items and taxes related to non recurring items (change in deferred tax assets, reversal of deferred tax liabilities relating to tax years no longer open to audit, etc.), the tax expense increased by €63 million, due to higher taxable earnings (UMG, SFR, Maroc Telecom). This increase was offset by tax savings resulting from the utilization of ordinary losses carried forward (mainly in France, including the impact of the Consolidated Global Profit Tax System, and in the United States).
As a reminder, on December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System and was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004, possibly renewable.
In 2005, the impact of the Consolidated Global Profit Tax System corresponded to expected tax savings in fiscal year 2005 of €507 million recorded by Vivendi Universal S.A., compared to expected tax savings in fiscal year 2004 of €464 million. This +€43 million improvement mainly resulted from increase of SFR’s taxable earnings. In addition, as at December 31, 2005, deferred tax assets recorded for 2006 expected tax savings amounted to €580 million, compared to €492 million deferred tax assets recorded in 2004 for 2005 expected tax savings, representing a change of +€88 million in deferred tax assets.
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Statement of earnings in 2005 and 2004
EARNINGS FROM DISCONTINUED OPERATIONS
In 2005, earnings from discontinued operations was a profit of +€92 million and corresponded to 72% of the charges and income generated by Cegetel over the period, (i.e. -€29 million) (the residual 28% being classified in income from equity affiliates) and to the capital gain generated by the divestiture (€121 million) of Cegetel. In accordance with IFRS 5, following the Cegetel-Neuf Telecom combination announced on May 11, 2005, and closed on August 22, 2005, Cegetel qualified as a discontinued operation.
In 2004, earnings from discontinued operations amounted to +€777 million essentially reflecting the impact of the divestiture of VUE on May 11, 2004. This impact was comprised of 80% of charges and income generated by VUE over the period for €132 million (the residual 20% being classified in income from equity affiliates) and the capital gain generated by the divestiture for €707 million.
MINORITY INTERESTS
In 2005, earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €1,112 million compared to €1,056 million in 2004, representing an increase of €56 million. The decline resulting from the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in January 2005 was more than offset by the increase of SFR’s earnings attributable to minority interests as a result of increased earnings at SFR.
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Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
4	Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
4.1.	Revenues, earnings from operations and cash flow from operations as published by business segment for the years ended December 31, 2005 and 2004

	AS PUBLISHED
	Year ended December 31,
(In millions of euros)	2005	2004	% Change
Revenues
Universal Music Group	4,893	4,989	-1.9%
Vivendi Universal Games	641	475	34.9%
Canal+ Group	3,452	3,560	-3.0%
SFR (a)	8,687	7,192	20.8%
Maroc Telecom	1,860	1,581	17.6%
Non core operations and elimination of inter segment transactions (b)	(49)	86	na*
Total Vivendi Universal	19,484	17,883	9.0%
Earnings from operations
Universal Music Group	480	359	33.7%
Vivendi Universal Games	41	(203)	na*
Canal+ Group	203	188	8.0%
SFR (a)	2,422	2,332	3.9%
Maroc Telecom	762	662	15.1%
Holding & Corporate	(195)	(193)	-1.0%
Non core operations (b)	33	88	-62.5%
Total Vivendi Universal	3,746	3,233	15.9%
Earnings from operations / Revenues (%)	19%	18%	+1point
Cash flow from operations (CFFO)
Universal Music Group	600	755	-20.5%
Vivendi Universal Games	127	(18)	na*
Canal+ Group	285	674	-57.7%
NBC Universal dividends	346	357	-3.1%
SFR (a)	2,268	2,242	1.2%
Maroc Telecom	755	707	6.8%
Holding & Corporate	(241)	(387)	37.7%
Non core operations (b)	17	24	-29.2%
Total Vivendi Universal	4,157	4,354	-4.5%

na*: not applicable.
(a) In accordance with IFRS 5, Cegetel was qualified as discontinued operations as of January 1, 2004. Net income and expenses from January 1, 2004 to August 22, 2005 were deconsolidated and presented in the amount of 71.8% in earnings from discontinued operations, and in the amount of 28.2% in income from equity affiliates. Consequently, revenues and earnings from operations as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations (including the distribution subsidiaries as of January and April 2005).
In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005.
(b) Corresponds to Vivendi Telecom International, Vivendi Valo-risation and other non core businesses.
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Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004

4.2.	Revenues, earnings from operations and cash flow from operations on a comparable basis by business segment for the years ended December 31, 2005 and 2004
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

	COMPARABLE BASIS (UNAUDITED)
	Year ended December 31,
				% Change at
(In millions of euros)	2005	2004	% Variation	constant currency
Revenues
Universal Music Group	4,893	4,819	1.5%	1.6%
Vivendi Universal Games	641	475	34.9%	34.6%
Canal+ Group	3,407	3,277	4.0%	3.3%
SFR (a)	8,687	8,117	7.0%	7.0%
Maroc Telecom	1,860	1,611	15.5%	16.0%
Non core operations and elimination of inter segment transactions	(49)	(62)	21.0%	21.0%
Total Vivendi Universal	19,439	18,237	6.6%	6.5%
Earnings from operations
Universal Music Group	480	399	20.4%	18.8%
Vivendi Universal Games	41	(203)	na*	na*
Canal+ Group	176	187	-5.9%	-9.3%
SFR (a)	2,422	2,338	3.6%	3.6%
Maroc Telecom	762	671	13.6%	14.2%
Holding & corporate	(195)	(193)	-1.0%	-1.6%
Non core operations	33	63	-47.6%	-47.6%
Total Vivendi Universal	3,719	3,262	14.0%	13.7%
Earnings from operations / Revenues (%)	19%	18%	+1point	+1point
Cash flow from operations (CFFO)
Universal Music Group	600	764	-21.5%
Vivendi Universal Games	127	(18)	na*
Canal+ Group	294	654	-55.0%
NBC Universal dividends	346	357	-3.1%
SFR (a)	2,268	2,242	1.2%
Maroc Telecom	755	697	8.3%
Holding & corporate	(241)	(387)	37.7%
Non core operations	17	7	na*
Total Vivendi Universal	4,166	4,316	-3.5%

na*: not applicable.

(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005. 2004 comparable basis included estimated mobile-to-mobile sales applying the 2005 rate, i.e. €875 million for the year ended December 31, 2004.
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4	Management Board’s Operating and Financial Review and Prospects

Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
4.3.	Comments on revenues, earnings from operations and cash flow from operations for controlled business segments
Universal Music Group (UMG) (92% Vivendi Universal economic interest(4)):

	Year ended December 31,
	As published					Comparable basis (unaudited)(a)
		2005		2004	% change	% change	% change at
(in millions of euros, except for margins)							constant currency
Revenues
North America (b)		2,091		2,006	4.2%	4.2%	4.5%
Europe		1,821		2,003	-9.1%	-0.6%	-0.6%
Asia		425		455	-6.6%	-6.6%	-5.0%
Rest of the world (b)		207		191	8.5%	8.5%	1.9%
		4,544		4,655	-2.4%	1.3%	1.4%
Publishing		392		372	5.6%	5.6%	5.8%
Elimination of intercompany transactions		(43)		(38)	-14.6%	-14.6%	-14.7%
Total UMG		4,893		4,989	-1.9%	1.5%	1.6%
Earnings from operations		480		359	33.8%	20.4%	18.8%
Earnings from operations / Revenues (%)		10%		7%	+3 points	+2 points	+2 points
Adjusted earnings from operations before depreciation and amortization (EBITDA)		760		764	-0.5%	-0.8%	-1.3%
Cash flow from operations (CFFO)		600		755	-20.5%	-21.5%
Physical market shares(c)
North America		34.0%		32.5%
Europe		25.4%		26.8%
Asia		12.3%		12.4%
Rest of the world		na*		na*
Total UMG		25.6%		25.5%
Physical music market growth(c)
North America		-7.0%		2.2%
Europe		-5.0%		-5.3%
Asia		-8.8%		-1.8%
Rest of the world		na*		na*
Total World		-6.3%		-1.3%
Best-selling titles (units sold, in millions)	Artist	Units	Artist	Units
	Mariah Carey	8	Eminem	9
	50Cent	8	U2	8
	Black Eyed Peas	7	Shania Twain	5
	Eminem	5	Guns N’Roses	5
	Gwen Stefani	4	Black Eyed Peas	4
	Kanye West	4	Nelly (Suit)	4
	Jack Johnson	4	Ashlee Simpson	4
	The Game	3	D-12	3
	Nickelback	3	Kanye West	3
	NOW 20	3	Keane	3
	The Killers	3	NOW 16	3
	Bon Jovi	3	Toby Keith	3
	OST «Get Rich Or Die Try in»	2	George Strait	3
	The Pussycat Dolls	2	Hoobastank	3
	Fallout Boy	2	Gwen Stefani	2
% of top 15 of total units sold by UMG		13%		13%

*na: not applicable.

(4)	In February 2006, due to the acquisition of the 7.659% minority interest of MEI, Vivendi Universal increased its economic interest to 100%. Please refer to paragraph 1.1.8 above.
140     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects	4

Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004

  (a) Comparable basis essentially illustrates the effect of the divestitures of UMG’s music clubs in the United Kingdom and in France as if these transactions had occurred as at January 1, 2004.
  (b) In order to better reflect management reality, some operations presented in “rest of the world” in 2004 are reallocated in North America. As a consequence, breakdown of revenues by business differs from figures published in 2004.
  (c) Physical music market and market share data for 2005 are UMG estimates using the IFPI methodology. Physical music market and market share data for 2004 are IFPI data. Excludes digital sales.
REVENUES
UMG estimates that the global music market declined 2% in 2005 with a 6% decline in physical music sales partly offset by strong growth in the digital sector. The IFPI reported that sales of music via the Internet and mobile phones were $1.1 billion for the record industry in 2005 – up from $380 million in 2004. For the first six months of the year, according to the IFPI, the global music market declined 1.9% with higher digital sales nearly offsetting a 6% drop in physical music sales.
In the US, total album unit sales for the industry as measured by SoundScan fell 7.2%, while sales of digital tracks grew from 141 million in 2004 to 353 million in 2005. UMG outperformed the market driving a 2-percentage point increase in market share to an unprecedented 31.7%. UMG had the top two best-selling albums of the year with Mariah Carey and 50 Cent and seven of the top 10 and twenty seven of the top 50.
UMG’s revenues of €4,893 million were up 1.6% on a comparable basis and at constant currency with growth in North America and music publishing offsetting weakness in Asia. Digital sales of €259 million were almost three times 2004 sales and represented 5.3% of UMG’s total revenues. There was strong growth in both the on line and mobile sectors.
Best-sellers in 2005 included new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson in addition to very strong carryover sales from Gwen Stefani. Other best-sellers were debut releases from The Game, The Pussycat Dolls, Fall Out Boy, Akon and the U.K.’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi.
EARNINGS FROM OPERATIONS
Earnings from operations increased to €480 million, up 18.8% on a comparable basis and at constant currency. This increase reflected higher sales volumes, continued cost savings efforts and lower restructuring charges in 2005.
UMG artists dominated the best seller lists in its major markets, topping all of the major music genres allowing UMG to gain market share, and lead the competition by earning an unprecedented 40 Grammy awards.
CASH FLOW FROM OPERATIONS (CFFO)
Cash flow from operations of €600 million decreased compared to 2004 due to the timing of working capital movements over the financial year-end and the externalization of pension obligations in Germany partly offset by lower restructuring costs and the proceeds from various asset divestitures during the year.
2005 Annual Report — Vivendi Universal     141

4      Management Board’s Operating and Financial Review and Prospects
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
Vivendi Universal Games (VUG) (99% Vivendi Universal economic interest(5)):

	As published
	Year ended December 31,
					% change at
(in millions of euros, except for margins)	2005	2004	% change		constant currency

Revenues	641	475	34.9%		34.6%
Earnings from operations	41	(203)	na	*	na	*
Earnings from operations / Revenues (%)	6%	na *	na	*	na	*
Adjusted earnings from operations before depreciation and amortization (EBITDA)	86	(113)	na	*	na	*
Cash flow from operations (CFFO)	127	(18)	na	*	na	*
% sales
PC	17%	46%
Console	34%	48%
Online games and other	49%	6%
Breakdown of revenues by geographical area
North America	53%	56%
Europe	33%	34%
Asia pacific and rest of the world	14%	10%
Best-selling titles
	World of Warcraft	Half-Life 2
	50 Cent: Bulletproof	Simpsons: Hit and Run
	Crash Tag Team Racing	Crash Twinsanity
	Robots	World of Warcraft
	F.E.A.R.	Spyro: A Hero’s
	Hulk II	Tail

*	na: not applicable.
REVENUES
VUG’s revenues of €641 million were up 34.9% compared to prior year (up 34.6% at constant currency). This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the very strong performance of the fourth quarter release 50 Cent: Bulletproof, the gritty urban action game starring multiplatinum recording artist 50 Cent. Other top sellers during 2005 included the new releases Robots, Hulk II, F.E.A.R., which was named ‘Best Action Game of E3 2005’ by the E3 Critics, Crash Tag Team Racing and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
During 2005, World of Warcraft successfully launched commercially in several key territories – Korea (January), Europe (February), China (June) and Taiwan (November) — and continued its strong growth in North America following its launch in late 2004. World of Warcraft continues to be the fastest-growing game in its category, achieving over 5.5 million customers globally via directly managed operations in North America, Europe and Korea, and licensed operations in China and Taiwan.
EARNINGS FROM OPERATIONS
VUG’s earnings from operations of €41 million were up €244 million versus prior year loss of €203 million (up €243 million at constant currency). This dramatic and fast improvement in earnings from operations is the result of the strategy implemented since 2004 with the global turnaround and the new developments (on-line and studios acquisitions) which led to a better balanced portfolio of products thanks to the tremendous on-line activity development with the exceptional success of World of Warcraft. Lower costs resulting from the global turnaround plan executed in 2004 also impacted positively the earnings from operations. Additional releases contributing to the strong performance included 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R. and Crash Tag Team Racing as well as the North America distribution of Delta Force: Black Hawk Down and FlatOut. Earnings from operations included funding increased product development costs linked to

(5)	In February 2006, due to the acquisition of the 7.659% minority interest of MEI, Vivendi Universal increased its economic interest to 100%. Please refer to paragraph 1.1.8 above.
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Management Board’s Operating and Financial Review and Prospects     4
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004 recently acquired studios (Radical, Swingin’ Ape, Swordfish and High Moon).
CASH FLOW FROM OPERATIONS (CFFO)
VUG’s cash flow from operations was €127 million compared to negative cash flows of -€18 million in 2004. Aside from the restored positive EBITDA impact, the subscription based World of Warcraft growth has significantly uplifted cash conversion of EBITDA. 2004 cash flow from operations has not fully benefited from the cash arising from the successful launch of World of Warcraft, as well as from Half Life 2, due to their late release date.
Canal+ Group (100% Vivendi Universal economic interest):

	Year ended December 31,
				Comparable basis
	As published			(unaudited) (a)
(in millions of euros, except for margins)	2005	2004	% change	% change

Revenues
Pay-TV – France (b)	2,765	2,663	3.8%	4.3%
Other core operations (b)	642	624	2.9%	3.1%
Other (b)	45	273	-83.5%	na *
Total Canal+ Group	3,452	3,560	-3.0%	4.0%
Earnings from operations	203	188	8.0%	-5.9%
Earnings from operations / Revenues (%)	6%	5%	+1point
Adjusted earnings from operations before depreciation and amortization (EBITDA)	369	404	-8.7%	-9.9%
Cash flow from operations (CFFO)	285	674	-57.7%	-55.0%
Subscriptions (in thousands)
Analog	2,278	2,455	-7.2%	-7.2%
Digital	2,186	1,917	14.0%	14.0%
Individual subscribers	4,464	4,372	2.1%	2.1%
Collective (c)	407	395	3.0%	3.0%
Overseas (individual and collective) (c)	190	188	1.1%	1.1%
Total Canal+ (premium channel)	5,061	4,955	2.1%	2.1%
CanalSat	3,192	2,989	6.8%	6.8%
NC Numéricâble	—	436	na *	na *
Total subscriptions in France	8,253	8,380	-1.5%	3.9%

*	na: not applicable.
(a) Comparable basis essentially illustrates the effect of the divestitures of Canal+ Group (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred as at January 1, 2004.
(b) To better reflect the performances of each separate business, Canal+ Group has reallocated dedicated operations (notably NC Numéricâble, with revenues amounting to €175 million in 2004) to the line “Other” and holding costs to the line “Other core operations”; these elements were previously reported in “Pay-TV – France”. Moreover, «Other core operations» line shows activities from StudioCanal, pay-TV activities in Poland, PSG soccer club and holdings.
(c) Overseas collective subscriptions, previously registered in the «Collective» line in 2004, are now reported together with individual subscribers in «Overseas» line.
REVENUES
Canal+ Group reported revenues of €3,452 million. On a comparable basis revenues were up €130 million or 4% compared to 2004.
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4      Management Board’s Operating and Financial Review and Prospects
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
Pay-TV
On a comparable basis, revenues from pay-TV operations in France were up €114 million or 4% compared with year-end 2004, due to increased revenue per subscriber and a larger subscription base.
The group’s total portfolio as of December 31, 2005 reached 8.25 million subscriptions. Net additions over the year were approximately 310,000. In 2005, Canal+ Group achieved over 1.1 million gross additions, up 13% compared with 2004, including approximately 640,000 to Canal+ which posted its best recruitment period since 1987.
Total subscriptions to Canal+ at the end of the year reached 5.06 million, up 105,000 compared with December 2004. This was more than twice the growth achieved in 2004. The churn rate stood at 11.4%. Launched in March 2005, Canal+ Group’s premium channel package, Canal+ Le Bouquet, represented more than 52% of total Canal+ subscriptions at the end of 2005.
CanalSat subscriptions as of December 31, 2005, reached 3.19 million, up approximately 205,000 compared with 2004. Over the year, CanalSat recruited over 480,000 new subscribers (up 8% compared with 2004), while maintaining a churn rate slightly below 10%.
Other core operations
Other Canal+ Group operations posted revenues up 3% compared with 2004 on a comparable basis. The slight decrease in StudioCanal sales (down 3% at €380 million) reflected the termination of non-profitable businesses, particularly in-house film production.
Pay-TV operations in Poland turned in strong performance (up 28% at €193 million) mainly due to an increased subscription portfolio.
EARNINGS FROM OPERATIONS
Canal+ Group’s 2005 earnings from operations were €203 million, up 8.0% compared with 2004. On a comparable basis, earnings from operations were close to those of 2004.
Pay-TV
Portfolio growth and price increases achieved in 2004 led to increased revenues in 2005, both from Canal+ and CanalSat. 2005 earnings from operations also took into account higher marketing costs due to record gross subscriber additions (1.1 million gross additions, up 13% compared with 2004) and the start of the new contract for exclusive broadcasting of League 1 soccer.
These investments will be amortized starting in 2006 when portfolio net growth (+310,000) and higher revenues per subscriber achieved in 2005 will produce their full effect.
Other core operations
Other Canal+ Group operations registered earnings from operations, at a sharp increase due to higher subscriptions to pay-TV in Poland and to StudioCanal mainly due to revenues tied to the Working Title deal.
CASH FLOW FROM OPERATIONS (CFFO)
Cash flow from operations was €285 million in 2005 compared to €674 million in 2004. This decline was due to (i) the decrease of adjusted earnings from operations before depreciation and amortization (EBITDA) reflecting strong investments made in exclusive content and recruitment cost increases linked to the higher subscription base, and (ii) to negative working capital changes mainly due to calendar impacts. In addition, 2004 cash flow from operations included the positive impact of the divestiture of the company’s Paris headquarters at Quai André Citroën, for €108 million (including fees).
144     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects     4
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
SFR (56% Vivendi Universal economic interest):

	Year ended December 31,
				Comparable basis
	As published			(unaudited) (a)

(in millions of euros, except for margins)	2005	2004	% change	% change

Revenues
Network revenues	8,220	6,837	20.2%	7.1%
Equipment sales, net	348	286	21.7%	-6.2%
Other (including connection fees)	119	69	72.5%	72.5%
Total SFR	8,687	7,192	20.8%	7.0%
Earnings from operations	2,422	2,332	3.9%	3.6%
Earnings from operations / Revenues (%)	na *	na *	na *	-1 point (b)
Adjusted earnings from operations before depreciation and amortization (EBITDA)	3,209	3,078	4.3%	3.7%
Capital expenditures (Capex)	1,072	876	22.4%	20.4%
Cash flow from operations (CFFO)	2,268	2,242	1.2%	1.2%
Customers (end of period, in thousands) (c)
Postpaid	10,880	9,601	13.3%
Prepaid	6,318	6,219	1.6%
Total SFR trade name	17,198	15,820	8.7%
Wholesale customers total base	119	—	na *
Total SFR network	17,317	15,820	9.5%
Market share (customer base) (c) / (d)	35.8%	35.5%	+0.3 point
Market share (new customers) (c) / (d)	39.4%	38.2%	+1.2 point
ARPU (in euros / year) (e)
Postpaid	576	603	-4.5%	-3.7%
Prepaid	186	183	1.6%	1.8%
Total	429	432	-0.7%	-0.2%
Data ARPU (in euros / year)	59	50	18.0%
AUPU (in minutes / year) (f)	296	268	10.5%
Churn rate (in % / year)
Postpaid	12%	14%	-2 points
Total SFR customers	23%	24%	-1 point

*	na: not applicable.
(a) In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004. It does not include the revenues from phone directory activities (Annuaire Express) as of January 1, 2004 (with an impact on network revenues and ARPU and with no impact on SFR total revenues).
(b) On a comparable basis, margin rate decline in 2005 compared to 2004 was due to the fine from the French Antitrust Council, for which SFR appealed.
(c) Source: ARCEP.
(d) SFR excluding wholesale customer total base.
(e) ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months. ARPU is calculated excluding estimated mobile-to-mobile sales.
(f)  AUPU (Average Usage per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.
2005 Annual Report — Vivendi Universal     145

4     Management Board’s Operating and Financial Review and Prospects
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
REVENUES
SFR revenues grew 20.8% to €8,687 million. On a comparable basis, revenues were up 7.0%, mainly reflecting the year on year increase in the customer base combined with a stable blended ARPU despite fixed incoming voice termination rate cut of 16.3% on January 1, 2005. Excluding the call termination rate decrease, the revenue growth would have been up 8.4%.
SFR proved ongoing commercial dynamism throughout the twelve months of 2005 with 1.378 million net new customers taking its registered customer base to 17.198 million, an 8.7% increase versus 2004. The postpaid customer base grew by 13.3% year on year to 10.880 million, with more than 90% of new customers being postpaid customers.
Blended annual ARPU excluding mobile-to-mobile termination was stable at €429, despite the fixed incoming voice rate cut, benefiting from the improved customer mix at 63.3% of postpaid (versus 60.7% in 2004) and the 10.5% increase of the blended average voice usage per customer (AUPU) to 296 minutes per month.
This highlighted the success of SFR’s strategy which aimed to substitute fixed voice usage with mobile voice usage and to develop new services around music, video and TV. This was made possible thanks to additional voice capacity and speed brought by SFR investments in the 3G technology along with major strategic agreements with various content providers, including CanalSat in June, UMG in July, and FIFA in November.
SFR has achieved an excellent performance with 3G, topping 1,003,000 3G customers at the end of December 2005. SFR’s 3G success can also be seen in the usage patterns of its 3G customers: for example, 340,000 songs were downloaded in the sole month of December 2005 placing SFR in the top 5 of legal music download platforms in France.
Net data revenues improved significantly (up 27.7%) to represent 13.2% of network revenues (excluding mobile-to-mobile termination) for the year 2005, compared to 9.6% at the end of December 2004. This increase is mainly due to the 21% increase in text messaging (SMS) to 5.4 billion SMS, the multiplication by 2.6 times of MMS to 98 million and the further penetration of Vodafone Live! : 4,785,000 SFR customers were recorded to the mobile multimedia services portal compared to 2,230,000 at the end of December 2004. This contributed to an 18% growth in net data ARPU to €59.
EARNINGS FROM OPERATIONS
SFR’s earnings from operations rose by 3.9% to €2,422 million. On a comparable basis, earnings from operations were up 3.6%. This increase mainly reflected a 6.9% growth in network revenues (excluding mobile-to-mobile termination), a slight increase of 0.8 percentage point in customer acquisition and retention costs – due to the penetration of 3G devices in SFR base – to 13.2% of network revenues (excluding mobile-to-mobile termination), the strict control of other costs. The earnings from operations were also impacted by the recording of €115 million of adverse nonrecurring items: the impact of the €220 million fine from the French Antitrust Council which was partly offset by the registering of favorable non-recurring items amounting to €105 million.
CASH FLOW FROM OPERATIONS (CFFO)
SFR’s cash flow from operations increased slightly by 1.2% to €2,268 million, adjusted earnings from operations before depreciation and amortization (EBITDA) growth being negatively impacted by a 22.4% increase in capital expenditure (20.3% on a comparable basis), notably due to investments made for the ongoing roll-out of the GSM and UMTS networks.
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Management Board’s Operating and Financial Review and Prospects     4
Revenues, earnings from operations and cash flow from operations by business segment for the year ended December 31, 2005 and 2004
Maroc Telecom (51% Vivendi Universal economic interest(6)):

	Year ended December 31,
				Comparable basis
				(unaudited) (a)
	As published			% change at
(in millions of euros, except for margins)	2005	2004	% change	constant currency

Revenues
Mobile	1,156	879	31.5%	29.2%
Fixed and Internet	1,082	1,011	7.0%	5.9%
Elimination of intercompany transactions	(378)	(309)	na *	na *
Total Maroc Telecom	1,860	1,581	17.6%	16.0%
Earnings from operations	762	662	15.1%	14.2%
Earnings from operations / Revenues (%)	41%	42%	-1 point
Adjusted earnings from operations before depreciation and amortization (EBITDA)	1,056	944	11.9%	10.7%
Cash flow from operations (CFFO)	755	707	6.8%
Mobile (b)
Number of customers (end of period, in thousands)	8,800	6,361	38.3%
% of prepaid customers	96%	96%
Market share (as per ANRT)	67%	68%
ARPU (in euros / month) (c)
Postpaid	64.3	71.8	-10.4%
Prepaid	8.5	8.6	-1.2%
Total	10.8	11.2	-3.6%
Churn rate (in % / year)
Postpaid	14%	16%
Prepaid	12%	11%
Total	12%	12%
Fixed and Internet (in thousands) (b)
Number of lines (d)
Residential	885	890	-0.6%
Public phone (e)	164	136	20.6%
Professional and corporate	292	283	3.2%
Total	1,341	1,309	2.4%
Number of Internet subscribers	252	105	na *
Number of ADSL subscribers	242	60	na *

*	na: not applicable
(a) Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.
(b) Excluding Mauritel.
(c) ARPU (Average Revenue per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.
(d) Excluding Internet customers.
(e) Including “Téléboutique” lines and Maroc Telecom’s public phones.
REVENUES
Maroc Telecom’s revenues of €1,860 million increased by 17.6%, compared to 2004 (up 16% at constant currency on a comparable basis) due to the performance of mobile and internet businesses.
(6) Economic interest increased from 35% in 2004 to 51% in 2005 due to the acquisition of an additional 16% stake in January 2005. Please refer to paragraph 1.1.1 above.
2005 Annual Report — Vivendi Universal     147

4     Management Board’s Operating and Financial Review and Prospects
Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
Mobile
Mobile revenues of €1,156 million increased by 31.5% compared to 2004 (up 29.2% at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariffs applied by ANRT as of January 1, 2005, revenues increased by 25.8% (up 23.6% at constant currency on a comparable basis).
This increase is primarily due to by the continuing growth of the customer base (8.8 million of customers, up 38.3% compared to 2004), with a net increase of the customer base of more than 2.4 million since the beginning of 2005. The blended monthly ARPU stood at €10.8 (versus €11.2 in 2004) with a positive impact of the increase of incoming international interconnection tariffs applied as of January 1, 2005 (down 8.9% excluding this impact). The churn rate was of 12.2% (compared to 11.6% in 2004).
Fixed
Fixed telephony and internet revenues of €1,082 million increased by 7% compared to 2004 (up 5.9% at constant currency on a comparable basis). This increase was linked to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
The fixed customer base reached 1.34 million lines at the end of 2005 (up 2.4% compared to the end of 2004). Thanks to the monthly fee decrease as of March 2005 and to year-end promotions, the ADSL customer base continued its development to approximately 242,000 subscribers at the end of December 2005, versus approximately 60,000 at the end of December 2004.
EARNINGS FROM OPERATIONS
Maroc Telecom earnings from operations amounted to €762 million, increasing by 15.1% compared to 2004 (+14.2% at constant currency on a comparable basis). Excluding the non-recurring impacts of the voluntary leaving plan introduced at the end of 2004, growth in earnings from operations would have been +15.9% at constant currency on a comparable basis.
CASH FLOW FROM OPERATIONS (CFFO)
The 2005 cash flow from operations stood at €755 million increasing by 6.8% compared to the same period in 2004.
The increase of adjusted earnings from operations before depreciation and amortization, (+€112 million) was more than offset by the increase of capital expenditure (+€78 million) partly linked to investments made on network to face the evolution of the mobile and broadband internet customer base.
Holding & Corporate
EARNINGS FROM OPERATIONS
Earnings from operations amounted to -€195 million at the end of December 2005, down 1% when compared to 2004, continuing effort to control cost at Paris headquarter and New York office as well as lower cost amortization of stock options due to their degressive characteristic being slightly offset by higher one-time items as well as increased pensions costs.
Adjusted earnings from operations before depreciation and amortization (EBITDA) amounted to -€149 million in 2005 compared to -€181 million in 2004.
CASH FLOW FROM OPERATIONS (CFFO)
Cash flow from operations was -€241 million in 2005 compared to -€387 million in 2004. In 2004, it notably included a €194 million balance paid to a third party for the transfer of all Vivendi Universal’s residual obligations towards Veolia Environnement as regards network renewal costs.
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Management Board’s Operating and Financial Review and Prospects     4
Capital resources for 2005 and 2004
Non core operations and elimination of inter segment transactions

	As published
	Year ended December 31,
(In millions of euros)	2005	2004

Revenues
Vivendi Telecom International (VTI)	6	125
Other operations	55	86
Non core operations	61	211
Elimination of inter segment transactions	(110)	(125)
Total revenues	(49)	86
Earnings from operations	33	88
Adjusted earnings from operations before depreciation and amortization (EBITDA)	—	39
Cash flow from operations (CFFO)	17	24

*na: not applicable.
REVENUES
Revenues of non core operations amounted to €61 million and were mainly comprised of Vivendi Valorisation revenues, accounted for in “Other operations”. In 2004, VTI’s revenues included €118 million generated by Kencell (divested in May 2004) and Monaco Telecom (divested in June 2004).
EARNINGS FROM OPERATIONS
Earnings from operations of non core operations declined strongly due to scope changes in 2004, please refer to section 1.2.
5 Capital resources for 2005 and 2004
Preliminary note:
Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”).
Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s borrowings and other financial liabilities and cash and cash equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.
CHANGE IN THE FINANCIAL NET DEBT IN 2005
Financial net debt amounted to €3,768 million as at December 31, 2005, compared to €4,724 million as at December 31, 2004 including the firm commitment to purchase an additional 16% in Maroc Telecom for €1.1 billion). The reduction in debt was principally due to the generation of €4,157 million of operational cash flow, that covered the following items:
•	the increase in the amount of tax paid of - €1,386 million (compared to -€622 million in 2004), including the impact of the catch-up in SFR’s tax payments (-€1,414 million paid in 2005, of which -€628 million was in respect of 2004, compared to -€68 million paid in 2004), which was due to the rationalisation of SFR Cegetel’s legal structure in 2003. This was only partly offset by €465 million received from the French Treasury in respect of the Consolidated Global Profit Tax System for fiscal year 2004,

•	the cost of interest on borrowings and refinancing activities (-€540 million) included essentially:
–	the cost of interest on borrowings, improving substantially to -€218 million (versus -€406 million in 2004),
2005 Annual Report — Vivendi Universal     149

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004
–	refinancing activities (-€111 million, with an impact of -€281 million on cash equivalents) including the unwinding of interest rate swaps without counterparts and the early repayment of the bonds exchangeable into Vinci shares and of the balance of the High Yield Notes,

–	the cost of foreign exchange coverage (-€217 million), due to the increase of the US dollar in 2005;
•	financing operations of -€1,723 million, including:
–	dividends paid to Vivendi Universal shareholders (-€689 million) as well as the dividends paid to minority shareholders (-€965 million),

–	favorable impact of the partial reimbursement of the Sogecable convertible bonds (€363 million) which were exchanged for Sogecable shares held by Vivendi Universal.
Moreover, investing operations amounted to +€95 million, including:
–	the acquisition of an additional 16% in Maroc Telecom for -€1,112 million; already accounted for at the end of 2004 (refer to supra § 1.1.1),

–	the positive impact of the Cegetel -Neuf Telecom combination (+€97 million) refer to supra § 1.1.2),

–	other investing operations (-€560 million), including the unwinding of the IACI stake in VUE (-€203 million), the acquisition of 2% in Elektrim Telekomunikacja (-€91 million), the acquisition by Vivendi Universal Games of development studios (- €52 million) and various other acquisitions (- €214 million),

–	offset by divestiture operations (+€609 million), including the partial reimbursement of the obligation issued by Neuf Telecom (€200 million), the divestiture of NC Numéricâble / Ypso (€133 million), the divestiture of UGC (€54 million) and various other divestitures and reimbursement of financial receivables for €221 million.
CHANGE IN THE FINANCIAL NET DEBT IN 2004
Financial net debt amounted to €4,724 million as at December 31, 2004, compared to €9,928 million as at January 1, 2004, i.e. a decrease of €5,204 million. This positive evolution reflects the restoration of the Vivendi Universal’s financial flexibility, mainly achieved thanks to the completion of the divestiture program initiated in 2002. During 2004, Vivendi Universal divested VUE (€2,926 million), as part of the creation of NBCU, 15% of Veolia Environnement (€1,497 million) and other businesses and interests for a positive impact of €939 million on financial net debt.

	December 31, 2005
		Commitments to	Derivative financial
		purchase minority	instruments and
(In millions of euros)	Borrowings	interests	other (a)	Financial net debt

Borrowings and other financial liabilities
Long-term	4,442	39	64	4,545
Short-term	2,125	69	21	2,215
Derivative financial instruments in assets	—	—	(29)	(29)
Cash deposits backing borrowings	—	—	(61)	(61)
	6,567	108	(5)	6,670
Cash and cash equivalents				(2,902)
Financial net debt				3,768

	December 31, 2004
		Commitments to	Derivative financial
		purchase minority	instruments and
(In millions of euros)	Borrowings	interests	other (a)	Financial net debt

Borrowings and other financial liabilities
Long-term	4,497	414	446	5,357
Short-term	1,722	1,103	17	2,842
Derivative financial instruments in assets	—	—	(257)	(257)
Cash deposits backing borrowings	—	—	(59)	(59)
	6,219	1,517	147	7,883
Cash and cash equivalents				(3,159)
Financial net debt				4,724
150     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects      4
Capital resources for 2005 and 2004

	January 1, 2004
		Commitments to	Derivative financial
		purchase minority	instruments and other
(In millions of euros)	Borrowings	interests	(a)	Financial net debt

Borrowings and other financial liabilities
Long-term	6,627	342	447	7,416
Short-term	4,725	790	96	5,611
Derivative financial instruments in assets	—	—	(143)	(143)
Cash deposits backing borrowings	—	—	(230)	(230)
	11,352	1,132	170	12,654
Cash and cash equivalents				(2,726)
Financial net debt				9,928

(a)	“Other” corresponds to cash deposits backing borrowings.
Since January 1, 2004, Vivendi Universal decreased the amount of its financial net debt:

				Impact on
		Cash and cash	Borrowings and	financial
(In millions of euros)	refer to section	equivalents	other (a)	net debt

Financial net debt as at January 1, 2004		(2,726)	12,654	9,928
Net cash related to :
Operating activities	5.1	(4,238)	—	(4,238)
Investing activities	5.2	(3,744)	(407)	(4,151)
Financing activities	5.3	7,545	(4,404)	3,141
Foreign currency translation adjustments		15	14	29
Net cash of discontinued operations		(11)	26	15
Change in financial net debt over the year ended December 31, 2004		(433)	(4,771)	(5,204)
Financial net debt as at December 31, 2004		(3,159)	7,883	4,724
Net cash related to :
Operating activities	5.1	(3,558)	—	(3,558)
Investing activities	5.2	2,817	(1,402)	1,415
Financing activities	5.3	1,035	148	1,183
Foreign currency translation adjustments		(37)	41	4
Net cash of discontinued operations		—	—	—
Change in financial net debt over the year ended December 31, 2005		257	(1,213)	(956)
Financial net debt as at December 31, 2005		(2,902)	6,670	3,768

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.
2005 Annual Report — Vivendi Universal     151

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004
5.1. Cash flows provided by operating activities
For the year ended December 31, 2005, cash flow from operations(7) amounted to €4,157 million compared to €4,354 million for the year ended December 31, 2004.
Cash flow from operations generated by the businesses was offset by dividends paid to Vivendi Universal’s shareholders ( €689 million including €47 million to holders of bonds exchangeable into shares), dividends paid to minority interests ( €965 million, mainly SFR and Maroc Telecom) as well as net interests and tax expense paid (excluding exceptional impacts).
In 2005, cash flow from operations was flat compared to 2004, the increase in revenues offset by an increase in operating expenses excluding depreciation and amortization, an increase in the acquisition of film and television rights as well as an increase in capital expenditure.

	Year ended December 31,
(In millions of euros)	2005	2004	% change

Revenues	19,484	17,883	9%
Operating expenses excluding depreciation and amortization	(14,153)	(12,948)	9%
Sub-total (Adjusted EBITDA)	5,331	4,935	8%
Adjusted EBITDA / Revenues (%)	27%	28%	-1 point
Restructuring charges paid	(110)	(140)	-21%
Dividends received from unconsolidated companies	37	23	61%
Dividends received from equity affiliates
NBC Universal	346	357	-3%
Other	9	47	-81%
	355	404	-12%
Content investments, net (a)
Advances to artists and repertoire owners, net at UMG
Payment of advances	(588)	(535)	10%
Recoupment of advances	570	669	-15%
	(18)	134	na*
Film and television rights, net at Canal+ Group
Acquisition of film and television rights	(567)	(588)	-4%
Consumption of film and television rights	551	578	-5%
	(16)	(10)	60%
Sport rights, net at Canal+ Group (b)
Acquisition of sport rights	(554)	(383)	45%
Consumption of sport rights	570	460	24%
	16	77	-79%
Other	3	18	-83%
Total content investments, net	(15)	219	na*
Other changes in net working capital and other	50	39	28%
Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets (CFFO before capex, net)	5,648	5,480	3%
Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (capex, net)
Capital expenditures
At SFR	(1,099)	(870)	26%
At Maroc Telecom	(291)	(211)	38%
Other	(190)	(241)	-21%
	(1,580)	(1,322)	20%
Proceeds from sales of property, plant, equipment and intangible assets	89	196	-55%
	(1,491)	(1,126)	32%
Cash flow from operations (CFFO)	4,157	4,354	-5%

(7)	Net cash provided by operating activities excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets and before interest and tax expense paid. For a reconciliation of net cash provided by operating activities to cash flow from operations, please refer to the appendices of this document.
152     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects      4
Capital resources for 2005 and 2004

(a)	For more details, please refer to Note 10 “Content assets and liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004” to the Consolidated Financial Statements as at December 31, 2005.

(b)	Canal+ Group obtained exclusive rights to broadcasting the French Professional Soccer League 1 for the seasons 2005 / 2006, 2006 / 2007 and 2007 / 2008. The cost of the rights acquired amounted to €1,800 million, i.e. €600 million for each season. They have been recognized as follows:
•	at the acquisition of the rights in December 2004, they were recorded as off balance sheet commitments for €1,800 million,

•	upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount (to which the related VAT was added). Therefore, at that date, the rights recorded as off balance sheet commitments amounted to €1,200 million and related to the 2006 / 2007 and 2007 / 2008 seasons,

•	the asset is then amortized in cost of revenues, over its broadcasting period, on a pro rata basis of the games broadcast. As at December 31, 2005, after broadcasting 19 days of League 1 soccer, the portion of the rights related to the 2005 / 2006 season amortized amounted to €300 million and the net amount of these rights in content assets was therefore €300 million,

•	accounts payable are amortized in line with payments to the French Professional Soccer League. As at December 31, 2005, in accordance with the payment schedule, payments related to the rights to the 2005 / 2006 season amounted to €273 million and the accounts payable balance (including VAT) was €391 million.
However, cash flow from operations after interest and income tax cash paid decreased mainly due to the increase of the amount of taxes paid to -€1,386 million. Timing adjustments on taxes at SFR (-€1,414 million paid over the year ended December 31, 2005, including -€628 million for the year ended December 31, 2004) resulting from the rationalization of the structure at SFR Cegetel at the end of 2003 were only partially offset by income of €465 million received from the French State Treasury in 2005 for fiscal year 2004 as part of the Consolidated Global Profit Tax System. The amount of premiums paid as part of early redemption of High Yield Notes in 2004 was offset by the payment in 2005 of the premiums paid as part of the unwinding of interest rate swaps without cash consideration and the redemption of Vinci shares.

	Year ended December 31
(In millions of euros)	2005	2004	% change

Cash flow from operations (CFFO)	4,157	4,354	-5%
Interest paid	(218)	(406)	-46%
Premium paid as part of the early redemption of borrowings and the unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration (a)	(131)	(56)	na*
Early redemption of bonds exchangeable into Vinci shares (a)	(108)	(8)	na*
Early redemption of the High Yield Notes	(41)	(265)	na*
Other	(1)	—	na*
	(281)	(329)	-15%
Other financial items (excluding sales of financial investments)	(210)	87	na*
Income tax (paid) / collected
Income tax paid at SFR	(1,414)	(68)	na*
Payment received from the French State Treasury as part of the Consolidated Global Profit Tax System	465	—	na*
Other	(437)	(554)	-21%
	(1,386)	(622)	na*
Cash flow from operations after interest and tax expense paid (CFAIT)	2,062	3,084	-33%

*	na: not applicable.

(a)	As a reminder, with respect to IAS 32 and IAS 39, derivative financial instruments are recognized in the statement of financial position at fair value. When this value is negative (for example, interest rate orphan swaps, net of interest), they are recorded as financial liabilities, classified as “borrowings and other liabilities”. Consequently, when a derivative financial instrument is unwound at its market value, as recorded in the statement of financial position, the premium paid is deducted from cash but has no impact on financial net debt, the corresponding liability having already been recorded in the statement of financial position.
2005 Annual Report — Vivendi Universal     153

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004
As a result, net cash provided by operating activities amounted to €3,558 million for the year ended December 31, 2005, versus €4,238 million for the year ended December 31, 2004, i.e. a €680 million decrease, mainly due to timing adjustments on taxes at SFR.

	Year ended December 31,
(In millions of euros)	2005	2004	% change

Cash flow from operations after interests and tax expense paid (CFAIT)	2,062	3,084	-33%
Add back:
Capital expenditures	1,580	1,322	20%
Proceeds from sales of property, plant, equipment and intangible assets	(89)	(196)	-55%
Other	5	28	-82%
Net cash provided by operating activities	3,558	4,238	-16%
Contribution to the reduction of financial net debt	(3,558)	(4,238)	-16%
154     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects      4
Capital resources for 2005 and 2004
5.2. Cash flows provided by investing activities
In 2005, investing activities contributed €1,415 million to the increase in financial net debt.
Investments pending at December 31, 2005 will be financed using the Group’s customary and recurring methods: either net cash flows generated by the businesses, the Group’s undrawn facilities or any other appropriate financing means.

		Impact on	Impact on	Impact on
	Refer to	cash and cash	borrowings and	financial net
(In millions of euros)	section	equivalents	other (a)	debt

Financial investments
Purchases of consolidated companies, after acquired cash
Acquisition of an additional 16 % stake in Maroc Telecom by Vivendi Universal (January)	1.1.1	1,112	(1,100)	12
Unwinding of cross-shareholdings in MultiThématiques : purchase by Canal+ of the shares held by Lagardère (February)	1.1.5	20	—	20
Vivendi Universal Games — acquisition of development studios : Radical, Swingin’ Ape, Swordfish and High Moon Studios		52	—	52
Telco / Carcom (December)	1.1.4	80	50	130
Other (b)		142	(1)	141
Total financial investments		1,406	(1,051)	355
Financial divestments
Proceeds from sales of consolidated companies, after divested cash
Merger Cegetel — Neuf Telecom (August)	1.1.2	329	(426)	(97)
Termination on Veolia Environnement collar option (October)	1.1.6	(140)	93	(47)
NC Numéricâble — enterprise value (March)	1.1.5	(96)	—	(96)
Preferred shares with no Ypso voting right (December)	1.1.5	(37)	—	(37)
Unwinding of IACI stake in VUE by Vivendi Universal (June)	1.1.6	203	—	203
Other (b)		(59)	(18)	(77)
		200	(351)	(151)
Sales of investments in equity affiliates
Sale of the stake in UGC	1.1.7	(54)	—	(54)
Decrease in financial assets
Reimbursement of bonds issued by Neuf Telecom	1.1.2	(200)	—	(200)
Other		(26)	—	(26)
		(226)	—	(226)
Total financial divestments		(80)	(351)	(431)
Investing activities in 2005 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		1,326	(1,402)	(76)
Capital expenditures		1,580	—	1,580
Proceeds from sales of property, plant, equipment and intangible assets		(89)	—	(89)
Investing activities in 2005		2,817	(1,402)	1,415
2005 Annual Report — Vivendi Universal     155

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004
In 2004, investing activities contributed €4,151 million to the increase in financial net debt:

		Impact on	Impact on	Impact on
	Refer to	cash and cash	borrowings and	financial net
(In millions of euros)	section	equivalents	other (a)	debt

Financial investments
Purchases of consolidated companies, after acquired cash
VUE — exercise of the call option on Barry Diller’s stake (1.5%) (May)	1.2.1	226	—	226
DreamWorks — purchase of the music rights catalog (January)	1.2.1	64	—	64
DreamWorks — advance on film rights distribution agreement (January)	1.2.1	30	—	30
Other (b)		44	(12)	32
		364	(12)	352
Purchases of investments in equity affiliates
Sportfive — exercise of his put option by Jean-Claude Darmon (March)	1.2.5	30	—	30
		30	—	30
Total financial investments		394	(12)	382
Financial divestments
Proceeds from sales of consolidated companies, after divested cash VUE (May)	1.2.1	(2,926)	—	(2,926)
15 % of Veolia Environnement (December)	1.2.3	(1,497)	—	(1,497)
Kencell (May)	1.2.5	(190)	—	(190)
Monaco Telecom (June)	1.2.5	(169)	(98)	(267)
«Flux-divertissement» business of StudioExpand and Canal+ Benelux (June/August)	1.2.5	(49)	7	(42)
Viva Media (August)	1.2.5	(47)	—	(47)
Cèdre and Egée towers (June)	1.2.6	(84)	(249)	(333)
Atica & Scipione (February)	1.2.5	(32)	—	(32)
UCI Cinemas (October)	1.2.6	(170)	—	(170)
Other (b)		197	(55)	142
		(4,967)	(395)	(5,362)
Sales of investments in equity affiliates
Sportfive (March)	1.2.5	(274)	—	(274)
		(274)	—	(274)
Decrease in financial assets Other (b)		(23)	—	(23)
		(23)	—	(23)
Total financial divestments		(5,264)	(395)	(5,659)
Investing activities in 2004 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		(4,870)	(407)	(5,277)
Capital expenditures		1,322	—	1,322
Proceeds from sales of property, plant, equipment and intangible assets		(196)	—	(196)
Investing activities in 2004		(3,744)	(407)	(4,151)

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	Including acquisition and divestiture fees.
Investments that Vivendi Universal intends to realize
As at February 21, 2006, date of the Management Board meeting which approved Vivendi Universal’s Consolidated Financial Statements for the year ended December 31, 2005, Vivendi Universal’s management had not made any firm commitment with regards to potential future investments, except for those presented in the present document.
156     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects     4
Capital resources for 2005 and 2004
5.3. Cash flows provided by financing activities
In 2005, financing activities contributed €1,183 million to the increase in financial net debt. Vivendi Universal continued its strategy to refinance its debt in order to extend the maturity of the average amount of borrowings and to optimize interest. Please refer to Note 23 and 24 related to long- and short-term borrowings and other financial liabilities to the Consolidated Financial Statements as at December 31, 2005.

		Impact on
	Impact on cash and	borrowings and other	Impact on financial
(In millions of euros)	cash equivalents	(a)	net debt

Transactions on equity
Net proceeds from issuance of common shares	(39)	—	(39)
(Sales) purchases of treasury shares	108	—	108
Cash dividends paid by Vivendi Universal S.A.	689	—	689
Cash dividends paid by subsidiaries to their minority shareholders
SFR (March, May, September and November) (b)	712	—	712
Maroc Telecom (June) (c)	196	—	196
Other subsidiaries	57	—	57
	965	—	965
Transactions on equity	1,723	—	1,723
Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
Maroc Telecom — MAD 6 billion borrowings — MAD 4 billion tranche (January) (d)	(350)	350	—
Vivendi Universal — €600 million notes (February) (e)	(600)	600	—
Vivendi Universal — €630 million notes (April) (f)	(630)	630	—
SFR — €600 million notes (July) (g)	(600)	600	—
SFR — €1.2 billion revolving credit facility	(200)	200	—
	(2,380)	2,380	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
Vivendi Universal — High Yield Notes (January) (h)	394	(394)	—
Vivendi Universal — Bonds exchangeable into Vinci shares (March) (f)	527	(527)	—
Other	155	(155)	—
	1,076	(1,076)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	573	(573)	—
Partial redemption of bonds exchangeable into Sogecable shares (November, December)	—	(363)	(363)
	573	(936)	(363)
	1,649	(2,012)	(363)
Principal payments on short-term borrowings
SFR — Securitization program	423	(423)	—
Other	540	(540)	—
	963	(963)	—
Net increase (decrease) in short-term borrowings and other
SFR — Treasury bills	(632)	632	—
Maroc Telecom — MAD 6 billion borrowings — MAD 2 billion tranche (January) (d)	(177)	177	—
Other	(111)	111	—
	(920)	920	—
Other financing activities	—	28	28
Derivative instruments	—	(205)	(205)
Transactions on borrowings and other financial liabilities	(688)	148	(540)
Financing activities in 2005	1,035	148	1,183
2005 Annual Report — Vivendi Universal     157

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In 2005, SFR paid a dividend of €1,614 million for 2005 fiscal year, including €712 million paid to minority shareholders.

(c)	In 2005, Maroc Telecom paid a dividend of €398 million for 2004 fiscal year, including €196 million paid to minority shareholders.

(d)	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion note (i.e. €551 million as at December 31, 2005) was set up by Société de Participation dans les Télécommunications (SPT), a Moroccan company wholly-owned by Vivendi Universal, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity.

(e)	On February 15, 2005, Vivendi Universal issued notes for €600 million maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBC Universal on May 11, 2004, which was due to expire no later than May 2007. This new note issue enabled to extinguish the last secured debt of Vivendi Universal S.A.

(f)	On April 6, 2005, Vivendi Universal issued notes for €630 million with a 3.755% yield rate, maturing in April 2010. These notes enabled Vivendi Universal to extend the average maturity of the Group’s debt and the early redemption of bonds exchangeable into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

(g)	On July 18, 2005, SFR issued notes for €600 million maturing in July 2012 with a 3.4% yield rate. This note issuance enabled SFR to diversify its financing sources and extend the maturity of its debt.

(h)	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of €394 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. In addition, Vivendi Universal paid a premium to the bondholders (€41 million) and accrued interests, representing a total cash outflow of €437 million.
158     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects      4
Capital resources for 2005 and 2004
In 2004, financing activities contributed €3 141 million to the financial net debt increase. Vivendi Universal continued its refinancing plan in order to extend the maturity of the average amount of borrowings and to reduce their interests. Please refer to Note 23 and 24 related to long- and short-term borrowings and other financial liabilities to the Consolidated Financial Statements as at December 31, 2005.

		Impact on
	Impact on cash and	borrowings and	Impact on financial
(In millions of euros)	cash equivalents	other (a)	net debt

Transactions on equity
Net proceeds from issuance of common shares	(18)	—	(18)
(Sales) purchases of treasury shares	27	—	27
Cash dividends paid by Vivendi Universal S.A.	—	—	—
Cash dividends paid by subsidiaries to their minority shareholders SFR (b)	1,470	—	1,470
Maroc Telecom (c)	303	—	303
Other subsidiaries	59	—	59
	1,832	—	1,832
Transactions on equity	1,841	—	1,841
Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
SFR — €1.2 billion revolving credit facility	(350)	350	—
Vivendi Universal — €700 million floating notes (July) (d)	(700)	700	—
Other	(98)	98	—
	(1,148)	1,148	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
UMG — Loan contracted by UMO (£136 million) (May) (e)	205	(205)	—
Vivendi Universal — €2.5 billion dual currency facility (May) (e)	1,000	(1,000)	—
Vivendi Universal — High Yield Notes (June) (f)	2,000	(2,000)	—
Other	243	(243)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	—	658	658
	3,448	(2,790)	658
Principal payments on short-term borrowings
Vivendi Universal — €3 billion multicurrency revolving credit facility (e)	1,000	(1,000)	—
Vivendi Universal — convertible 1.25% (OCEANE) (January)	1,699	(1,699)	—
SFR — €600 million bonds (July)	600	(600)	—
Other	1,044	(1,044)	—
Other financing activities	204	(143)	61
	4,547	(4,486)	61
Net increase (decrease) in short-term borrowings and other
SFR — securitization program	(422)	422	—
SFR — treasury bills	(218)	218	—
Vivendi Universal — treasury bills	(274)	274	—
Other	(229)	229	—
	(1,143)	1,143	—
Derivative instruments	—	581	581
Transactions on borrowings and other financial liabilities	5,704	(4,404)	1,300
Financing activities in 2004	7,545	(4,404)	3,141

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In January 2004, SFR paid an exceptional dividend of €899 million including €398 million paid to minority shareholders. In addition, it paid a 2003 total dividend of €1,258 million (including €556 million
2005 Annual Report — Vivendi Universal     159

4      Management Board’s Operating and Financial Review and Prospects
        Capital resources for 2005 and 2004

to minority shareholders) and a 2004 interim dividend of €1,167 million (including €516 million to minority shareholders).

(c)	In 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

(d)	At the same time, Vivendi Universal was able to place €700 million floating rate notes issued with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

(e)	At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by UMO.

(f)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of High Yield Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion (including premium and interests). As part of this offer, the holders of the Notes were also solicited to waive covenants attached to the Notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% High Yield Notes and a tender rate of 72.0% for the 6.25% High Yield Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion (i.e., 83% tendered). In addition, the covenants attached to the Notes were waived. The premium amount paid to the bondholders and the accrued interest amounted to €0.3 billion.
Other borrowings in 2005
On April 19, 2005, a MAD 6 billion credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by Vivendi Telecom International (VTI) for the same amount. This cash deposit has the same maturity as the facility and is recoverable as the facility is repaid. For these reasons, the borrowing and the cash collateral are netted in Vivendi Universal’s consolidated statement of financial position. As at December 31, 2005, the credit facility and the related cash deposit were fully redeemed.
Undrawn facilities in 2006
On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance its €2.5 billion syndicated loan. With an initial tenure of 5 years, the loan was extended by one year. In February 2007, this syndicated loan can be extended by one more year until April 2012. As at February 21, 2006, date of the Management Board meeting which approved the financial statements for the year ended December 31, 2005, this facility was undrawn.
Furthermore, SFR set up a €1.2 billion 5-year (maturity April 2010, that can be extended by one year) credit facility in July 2004 as well as an additional 5-year (maturity November 2010, that can be extended by two years) credit facility of €450 million in November 2005. As at February 21, 2006, only the €1.2 billion credit facility was drawn for € 280 million.
5.4. Credit ratings
Vivendi Universal’s credit ratings as at February 21, 2006 are as follows:

Rating agency	Rating date	Type of debt	New ratings	Outlook	Previous ratings

Standard & Poor’s	July 27, 2005	Long-term corporate	BBB )		BBB - )
		Short-term corporate	A-2 )	Stable	A-3 )	(June 1, 2004)
		Senior unsecured debt	BBB )		BBB - )
Moody’s	September 13, 2005	Long-term senior unsecured debt	Baa2	Stable	Baa3	(October 22, 2004)
Fitch Ratings	December 10, 2004	Long-term senior unsecured debt	BBB	Positive (December 19, 2005)	BBB-	(May 12, 2004)
160     2005 Annual Report — Vivendi Universal

Management Board’s Operating and Financial Review and Prospects      4
Capital resources for 2005 and 2004
5.5. Description of Vivendi Universal’s covenants
Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing conditions.
As part of this policy, Vivendi Universal and its subsidiaries, SFR and Maroc Telecom, are subject to certain financial covenants which require them to maintain various financial ratios computed at the end of each half year, described hereunder. As at December 31, 2005, they all complied with applicable financial ratios.
The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.
The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, and restrictions in terms of negative pledge and divestiture and merger transactions.
In addition, Vivendi Universal has to maintain the ratio of Proportionate Financial Net Debt to proportionate EBITDA at a maximum of 3 for the duration of the loan.
SFR has set up a certain number of financing arrangements:
•	thus, SFR set up a €1.2 billion 5-year (April 2010, that can be extended by one year) credit line in July 2004 as well as a 5-year (November 2010, that can be extended by two years) credit line of €450 million in November 2005. They contain customary default, negative pledge and merger and divestiture provisions. They are subject to an ownership clause. In addition, SFR must maintain financial ratios:
–	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

–	a minimum ratio of Earnings from operations to Net Financing costs (interest): 3:1.
These ratios are computed at the end of each half year.
Lastly, to finance the acquisition of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by SPT. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity. Vivendi Universal has granted a security (caution solidaire) to SPT of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan, set up in May 2004:
•	maximum ratio of Proportionate Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs: 4.3 to 1 on December 31, 2004 and 4.5 to 1 from March 31, 2005.
This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s noncompliance with financial ratios contained in the security agreement.
PLEASE NOTE THAT:
Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:
Dividends and other distributions (including payment of interest, redemption of borrowings, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
Since January 1, 2004, SFR has implemented the dividend distribution plan agreed to by its two shareholders, which resulted in the distribution of exceptional premiums and reserves in the course of 2004 and the introduction of quarterly interim dividend payments.
In addition, the ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.
2005 Annual Report — Vivendi Universal     161

4      Management Board’s Operating and Financial Review and Prospects
        Forward-looking statements
6 Forward-looking statements
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents,

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations,

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets,

•	challenges to loss, infringement, or inability to enforce intellectual property rights,

•	lost sales due to piracy, particularly in the motion picture and music business,

•	downturn in the markets in which we operate, particularly the music market,

•	increased technical and commercial competition, particularly in the television market,

•	our ability to develop new technologies or introduce new products and services,

•	changes in our corporate rating or rating of Vivendi Universal’s debt,

•	the availability and terms of financing,

•	changes in business strategy or development plans,

•	political instability in the jurisdictions in which we operate,

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations,

•	inflation and instability in the financial markets,

•	restrictions on the repatriation of capital,

•	natural disasters, and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.
162     2005 Annual Report — Vivendi Universal

Appendix to Operating and financial review and prospects       4
Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005
Appendix to Operating and financial review and prospects
Vivendi Universal provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
1	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005

	Year ended December 31, 2005
		Divestiture of Canal+	Comparable basis
( In millions of euros)	As published	assets (a)	(unaudited)
Revenues
Universal Music Group	4,893	—	4,893
Vivendi Universal Games	641	—	641
Canal+ Group	3,452	(45)	3,407
SFR	8,687	—	8,687
Maroc Telecom	1,860	—	1,860
Non core operations and elimination of inter segment transactions	(49)	—	(49)
Total Vivendi Universal	19,484	(45)	19,439
Earnings from operations
Universal Music Group	480	—	480
Vivendi Universal Games	41	—	41
Canal+ Group	203	(27)	176
SFR	2,422	—	2,422
Maroc Telecom	762	—	762
Holding & Corporate	(195)	—	(195)
Non core operations	33	—	33
Total Vivendi Universal	3,746	(27)	3,719
Earnings from operations / Revenues (%)	19%		19%

(a) Mainly included NC Numéricâble.
2005 Annual Report — Vivendi Universal       163

4       Appendix to Operating and financial review and prospects
         Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2004
2	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2004

	Year ended December 31, 2004
				SFR
		Divestiture	UMG’s	distribution	Mobile-		Divestiture		Comparable
	As	of Canal+	Music	sub-	to-mobile		of VTI		basis
(In millions of euros)	published	assets (a)	Clubs	sidiaries	sales (b)	Mauritel	assets (c)	Other	(unaudited)
Revenues
Universal Music Group	4,989	—	(170)	—	—	—	—	—	4,819
Vivendi Universal Games	475	—	—	—	—	—	—	—	475
Canal+ Group	3,560	(283)	—	—	—	—	—	—	3,277
SFR	7,192	—	—	50	875	—	—	—	8,117
Maroc Telecom	1,581	—	—	—	—	31	—	(1)	1,611
Non core operations and elimination of inter segment transactions	86	—	—	—	—	—	(118)	(30)	(62)
Total Vivendi Universal	17,883	(283)	(170)	50	875	31	(118)	(31)	18,237
Earnings from operations
Universal Music Group	359	—	40	—	—	—	—	—	399
Vivendi Universal Games	(203)	—	—	—	—	—	—	—	(203)
Canal+ Group	188	(1)	—	—	—	—	—	—	187
SFR	2,332	—	—	6	—	—	—	—	2,338
Maroc Telecom	662	—	—	—	—	9	—	—	671
Holding & Corporate	(193)	—	—	—	—	—	—	—	(193)
Non core operations	88	—	—	—	—	—	(17)	(8)	63
Total Vivendi Universal	3,233	(1)	40	6	—	9	(17)	(8)	3,262
Earnings from operations / Revenues (%)	18%								18%

(a) Mainly corresponds to “Flux-divertissement” business of StudioExpand, Canal+ Benelux and NC Numéricâble.
(b) Corresponds to an estimation of the mobile-to-mobile sales at the applying 2005 rate.
(c) Corresponds to Monaco Telecom and Kencell.
164     2005 Annual Report — Vivendi Universal

Appendix to Operating and financial review and prospects       4
Reconciliation of adjusted earnings from operations before depreciation and amortization (EBITDA) to earnings from operations
3	Reconciliation of adjusted earnings from operations before depreciation and amortization (EBITDA) to earnings from operations
Vivendi Universal considers the adjusted earnings from operations before depreciation and amortization (adjusted EBITDA) as an important indicator of the operating performances of the group. This indicator excludes the restructuring costs, some other non-recurring operating items, as well as the impact of the depreciation and amortization (that have no impact on the group’s cash position). This indicator aims to better reflect recurring operating performances of the group. With the exception of the recoupment of advances to artists and the consumption of broadcasting rights (television, film and sport), adjusted earnings from operations before depreciation and amortization corresponds to cash inflows and outflows induced by operating activities. As a result, Vivendi Universal takes it into account in its analysis of cash flows.
Adjusted earnings from operations before depreciation and amortization should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover, it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

	Year ended December 31, 2005
	Adjusted
	earnings from
	operations		Sale of		Earnings from
	before		property,		operations
	depreciation		plant,		before	Depreciation
	and		equipment	Non recurring	depreciation	of property,	Amortization
	amortization	Restructuring	and intangible	operating	and	plant,	of intangible	Earnings from
(In millions of euros)	(EBITDA)	costs	assets	items	amortization	equipment	assets	operations
Universal Music Group	760	(26)	8	(1)	741	(61)	(200)	480
Vivendi Universal Games	86	(1)	—	(1)	84	(18)	(25)	41
Canal+ Group	369	1	(4)	2	368	(96)	(69)	203
SFR	3,209	—	(20)	—	3,189	(478)	(289)	2,422
Maroc Telecom	1,056	(28)	—	—	1,028	(195)	(71)	762
Holding & Corporate	(149)	2	11	(51)	(187)	(7)	(1)	(195)
Non core operations	—	1	—	47	48	(15)	—	33
Total Vivendi Universal	5,331	(51)	(5)	(4)	5,271	(870)	(655)	3,746
% change- 2005 / 2004 - Total Vivendi Universal	8%				8%			16%
2005 Annual Report — Vivendi Universal       165

4      Appendix to Operating and financial review and prospects
        Reconciliation of cash flow from operations to net cash provided by operating activities for the years ended December 31, 2005 and 2004

		Year ended December 31, 2004
	Adjusted		Sale of
	earnings from		property,		Earnings
	operations		plant,		from opera-
	before depre-		equipment		tions before	Depreciation
	ciation and		and	Non recurring	depreciation	of property,	Amortization	Earnings
	amortization	Restructuring	intangible	operating	and amorti-	plant,	of intangible	from
(In millions of euros)	(EBITDA)	costs	assets	items	zation	equipment	assets	operations
Universal Music Group	764	(43)	—	(20)	701	(109)	(233)	359
Vivendi Universal Games	(113)	(35)	—	—	(148)	(15)	(40)	(203)
Canal+ Group	404	5	2	1	412	(190)	(34)	188
SFR	3,078	—	(25)	4	3,057	(413)	(312)	2,332
Maroc Telecom	944	(17)	2	—	929	(211)	(56)	662
Holding & Corporate	(181)	(10)	—	12	(179)	(13)	(1)	(193)
Non core operations	39	(3)	5	74	115	(36)	9	88
Total Vivendi Universal	4,935	(103)	(16)	71	4,887	(987)	(667)	3,233
4	Reconciliation of cash flow from operations to net cash provided by operating activities for the years ended December 31, 2005 and 2004

	Year ended December 31,
(In millions of euros)	2005	2004
Net cash provided by operating activities, as reported	3,558	4,238
Deduct:
Capital expenditures	(1,580)	(1,322)
Proceeds from sales of property, plant, equipment and intangible assets	89	196
Capital expenditures, net of proceeds	(1,491)	(1,126)
Add back:
Tax expense paid	1,386	622
Interest paid	218	406
Other cash impacts	486	214
Cash flow from operations (i.e. before tax expense paid, interests and after restructuring costs)	4,157	4,354
166      2005 Annual Report — Vivendi Universal

Appendix to Operating and financial review and prospects       4
Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005
5	Reconciliation of revenues and earnings from operations prepared under French Gaap to IFRS revenues and earnings from operations for the year ended December 31, 2004
The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings is presented in the Note 33 “IFRS Transition” to the Consolidated Financial Statements as at December 31, 2005.

	Year ended December 31, 2004
		Revenues of telecom operators						Reclas-
		Share-						sification
						based com-		of Cegetel
	French				Pension	pensations		and VUE as
	GAAP as				and postre-	and Group		discontinued
	published	Handset	Equipment		tirement	savings	Other	operations
(In millions of euros)	(a)	subsidies	sales	Other	benefits	plan	impacts	(b)	IFRS
Revenues
Universal Music Group	4,993	—	—	—	—	—	(4)	—	4,989
Vivendi Universal Games	475	—	—	—	—	—	—	—	475
Canal+ Group	3,580	—	—	—	—	—	(20)	—	3,560
SFR	8,317	(78)	(18)	(2)	—	—	—	(1,027)	7,192
Maroc Telecom	1,627	(47)	(2)	3	—	—	—	—	1,581
Non core operations and elimination of inter segment transactions	109	—	—	—	—	—	(50)	27	86
Vivendi Universal Entertainment	2,327	—	—	—	—	—	—	(2,327)	—
Total Vivendi Universal	21,428	(125)	(20)	1	—	—	(74)	(3,327)	17,883
Earnings from Operations
Universal Music Group	338	—	—	—	31	(6)	(4)	—	359
Vivendi Universal Games	(183)	—	—	—	—	(5)	(15)	—	(203)
Canal+ Group	198	—	—	—	(1)	(10)	1	—	188
SFR	2,257	—	—	4	—	(14)	13	72	2,332
Maroc Telecom	673	—	3	3	—	(5)	(12)	—	662
Holding & Corporate	(220)	—	—	—	56	(24)	(5)	—	(193)
Non core operations	76	—	—	—	—	—	12	—	88
Vivendi Universal Entertainment	337	—	—	—	—	—	—	(337)	—
Total Vivendi Universal	3,476	—	3	7	86	(64)	(10)	(265)	3,233

(a) As they were published in BALO on February 2, 2005 and filed with the SEC as the 2004 Form 20-F on June 29, 2005.
(b) In accordance with IFRS 5 (§34), Cegetel and VUE qualified as discontinued operations and net income and expense were deconsolidated as of January 1, 2004.
2005 Annual Report — Vivendi Universal       167

168     2005 Annual Report — Vivendi Universal

4
Consolidated Financial Statements for the year ended December 31, 2005

Statutory auditors’ report on the consolidated financial statements		p. 172

Consolidated statement of earnings for the years ended December 31, 2005 and 2004		p. 174

Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004		p. 175

Consolidated statement of cash flows for the years ended December 31, 2005 and 2004		p. 176

Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005		p. 177

Note 1.	Accounting policies and valuation methods	p. 179
1.1.	Basis of preparation of the 2005 consolidated financial statements and the 2004 comparative financial statements	p. 179
1.2.	Compliance with accounting standards	p. 179
1.3.	Principles governing the preparation of the consolidated financial statements	p. 180
1.4.	Presentation principles used for financial statements	p. 188
1.5.	Contractual obligations and contingent assets and liabilities	p. 189
1.6.	New IFRS applicable as at January 1, 2006	p. 189

Note 2.	Changes in the scope of consolidation for the years ended December 31, 2005 and 2004	p. 190
2.1.	Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005	p. 190
2.2.	Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005	p. 190
2.3.	Acquisition of an additional 2% stake in Elektrim Telekomunikacja on December 12, 2005	p. 191
2.4.	Divestiture of 80% of Vivendi Universal Entertainment (VUE) on May 11, 2004	p. 192
2.5.	Other changes in the scope of consolidation in 2005 and 2004	p. 193

Note 3.	Segment data in 2005 and 2004	p. 193
3.1.	Business segment data	p. 193
3.2.	Geographic data	p. 197

Note 4.	Earnings before interest and other financial charges and income and provision for income taxes for the years ended December 31, 2005 and 2004	p. 198
4.1.	Breakdown of revenues and cost of revenues for the years ended December 31, 2005 and 2004	p. 198
4.2.	Personnel costs and average employee numbers for the years ended December 31, 2005 and 2004	p. 198
4.3.	Additional information on operating expenses for the years ended December 31, 2005 and 2004	p. 198
4.4.	Other income from ordinary activities for the years ended December 31, 2005 and 2004	p. 199
4.5.	Other charges from ordinary activities for the years ended December 31, 2005 and 2004	p. 199

Note 5.	Interest and other financial charges and income for the years ended December 31, 2005 and 2004	p. 199

Note 6.	Income taxes for the years ended December 31, 2005 and 2004	p. 200
6.1.	Components of the provision for income taxes	p. 200
6.2.	Effective tax rate	p. 202
6.3.	Changes in current and deferred tax assets and liabilities	p. 203
6.4.	Tax audits	p. 204

Note 7.	Discontinued operations and assets held for sale in 2005 and 2004	p. 204
7.1.	Combination of Cegetel S.A.S. with Neuf Telecom	p. 205
7.2.	Divestiture of 80% of Vivendi Universal Entertainment (VUE)	p. 206

Note 8.	Earnings per share for the years ended December 31, 2005 and 2004	p. 207

Note 9.	Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 208
9.1.	Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 208
9.2.	Changes in goodwill in 2005 and 2004	p. 208
9.3.	Impairment of goodwill test	p. 209

Note 10.	Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 210
10.1.	Content assets as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 210
10.2.	Content liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 212
10.3.	Contractual content commitments as at December 31, 2005	p. 213
2005 Annual Report — Vivendi Universal      169

4       Consolidated Financial Statements for the year ended December 31, 2005

Note 11.	Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 214
11.1.	Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 214
11.2.	Changes in other intangible assets for the years ended December 31, 2005 and 2004	p. 215

Note 12.	Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 215
12.1.	Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 215
12.2.	Changes in property, plant and equipment for the years ended December 31, 2005 and 2004	p. 216
12.3.	Property, plant and equipment financed by finance lease contracts	p. 217

Note 13.	Property, plant, equipment and intangible assets of telecom operations	p. 217

Note 14.	Investments in equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 218
14.1.	Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 218
14.2.	Changes in value of equity affiliates during the years ended December 31, 2005 and 2004	p. 218
14.3.	Financial information relating to equity affiliates as at December 31, 2005 and December 31, 2004	p. 219

Note 15.	Financial assets as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 220
15.1.	Changes in available-for-sale securities during the years ended December 31, 2005 and 2004	p. 220
15.2.	Changes in derivative financial instruments during the years ended December 31, 2005 and 2004	p. 221
15.3.	Cash deposits backing borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 221
15.4.	Other financial assets at cost or at amortized cost as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 222

Note 16.	Other changes in net working capital as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 222
16.1.	Changes in net working capital during the years ended December 31, 2005 and 2004	p. 222
16.2.	Trade accounts receivable and other as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 223
16.3.	Trade accounts payable and other as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 223
16.4.	Other non-current liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 223
Note 17.	Cash and cash equivalents as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 224

Note 18.	Information on the share capital as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 224
18.1.	Number of common shares and voting rights outstanding as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 224
18.2.	Compound financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 224
18.3.	2005 Dividends	p. 225
Note 19.	Share-based compensation for the years ended December 31, 2005 and 2004	p. 225
19.1.	Impact on earnings before minority interests of share-based compensation for the years ended December 31, 2005 and 2004	p. 225
19.2.	Employee stock option plans	p. 225
19.3.	Employee stock purchase plans	p. 228

Note 20.	Provisions as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 229

Note 21.	Employee benefits as at December 31, 2005 and December 31, 2004	p. 229
21.1.	Analysis of the expense related to employee benefit plans for the years ended December 31, 2005 and 2004	p. 229
21.2.	Retirement pensions through defined benefit plans	p. 230

Note 22.	Restructuring provisions as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 235

Note 23.	Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 237
23.1.	Analysis of long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 237
23.2.	Currency, maturity and nature of interest rate of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 239

Note 24.	Short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 240
24.1.	Analysis of short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 240
24.2.	Currency of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 241

Note 25.	Fair value of financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 241
170      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005       4

Note 26.	Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004	p. 242
26.1.	Interest rate risk management	p. 243
26.2.	Foreign currency risk management	p. 245
26.3.	Equity market risk management	p. 247
26.4.	Credit and investment concentration risk and counter-party risk	p. 248
26.5.	Liquidity risk	p. 249

Note 27.	Consolidated statements of cash flows for the years ended December 31, 2005 and 2004	p. 249
27.1.	Adjustments	p. 249
27.2.	Cash dividends	p. 250
27.3.	Investing and financing activities with no impact on Vivendi Universal’s cash position	p. 250

Note 28.	Transactions with related parties	p. 250
28.1.	Compensation of Directors and Officers	p. 251
28.2.	Other related parties	p. 255

Note 29.	Contractual obligations and contingent assets and liabilities	p. 257
29.1.	Contractual obligations and commercial commitments recorded in the statement of financial position	p. 257
29.2.	Off balance sheet operating leases and subleases as at December 31, 2005	p. 257
29.3.	Off balance sheet commercial commitments as at December 31, 2005	p. 258
29.4.	Other given and received commitments relating to operations	p. 258
29.5.	Share purchase and sale commitments	p. 259
29.6.	Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares	p. 260
29.7.	Shareholder agreements	p. 263
29.8.	Collaterals and pledges as at December 31, 2005	p. 263

Note 30.	Litigations	p. 264

Note 31.	Major consolidated entities as at December 31, 2005 and 2004	p. 268

Note 32.	Subsequent events	p. 269
32.1.	Canal+ and TPS draft combination agreement
– January 6, 2006 and Lagardère draft agreement
	– announced on February 17, 2006	p. 269
32.2.	Vivendi Universal announces its intention to terminate its American Depositary Receipts (ADR) program – January 17, 2006	p. 270
32.3.	Divestiture of the residual 20% stake in Ypso – January 31, 2006	p. 270
32.4.	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding – February 7, 2006	p. 270
32.5.	Investment in 19.9% of the voting capital of Amp’d – February 7, 2006	p. 271

Note 33.	Reconciliation of the financial statements prepared under French GAAP and IFRS financial information	p. 271
33.1.	Summary of adjustments to 2004 equity and earnings	p. 272
33.2.	Reconciliation of equity as at January 1, 2004	p. 273
33.3.	Reconciliation of 2004 earnings	p. 275
33.4.	Reconciliation of equity as at December 31, 2004	p. 276
33.5.	Consolidated statement of cash flows	p. 278
33.6.	NBC-Universal transaction under IFRS	p. 278
33.7.	Principal adjustments	p. 278
33.8.	Principal reclassifications	p. 283
In application of European regulation 809-2004 (article 28) setting out the disclosure obligations for issuers of securities on a regulated market in the European Union (The “Prospectus Directive”), the followings items are included as reference:
•	the consolidated financial statements as at December 31, 2004 prepared under French GAAP and the related report of independent registered public accounting firms are presented on page F-5 and from page F-6 to F-123, respectively, of the 2004 Form 20-F filed with the SEC on June 29, 2005,

•	the consolidated financial statements as at December 31, 2003 prepared under French GAAP and the related report of independent registered public accounting firms are presented on pages F-4 and F-5 and from page F-6 to F-116, respectively, of the 2003 Form 20-F filed with the SEC on June 30, 2004.
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 financial information provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the statements of earnings for the year 2004.
Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to apply several new options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the consolidated financial statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative IFRS information (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in Note 33.
2005 Annual Report — Vivendi Universal      171

4       Consolidated Financial Statements for the year ended December 31, 2005
         Statutory Auditors’ Report on the Consolidated Financial Statements
Statutory Auditors’ Report on the Consolidated Financial Statements (in replacement of the report issued on February 28, 2006)
To the shareholders,
In compliance with the assignment entrusted to us in your general meetings, we have audited the accompanying consolidated financial statements of Vivendi Universal for the year ended December 31, 2005.
As indicated in the Introduction to the notes to the consolidated financial statements, these consolidated financial statements had been approved by the Executive Committee on February 21, 2006. The notes were then modified by the Executive Committee during its meetings on February 28 and March 21, 2006. This report replaces that issued on February 28, 2006, without changing our opinion on the consolidated financial statements.
Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS, as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004.
Opinion on the consolidated financial statements
We conducted our audit in accordance with professional standards applicable in France. These standards require us to plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion set out hereafter.
We certify that the consolidated financial statements give a true and fair view of the assets and liabilities, and of the financial position as well as the results of operations of the Group of individuals and entities included in the consolidation, in accordance with the IFRS, as adopted by the EU.
Justification of our assessments
In accordance with the requirements of article L.823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:
•	as mentioned in note 1.2.4 to the financial statements, in the absence of any specific IFRS provision concerning the acquisition of an additional interest in a consolidated subsidiary, the Company’s commitments to purchase minority interests in its subsidiaries and the booking of a provision for the loyalty bonuses, we ensured that the accounting treatments used do not conflict with the general principles of IFRSs and that the notes to the financial statements give appropriate information on the assumptions and options used by your company.

•	note 1.3.1 to the financial statements mentions the significant judgments and estimates. Our work consisted in assessing the data and assumptions on which such judgments and estimates are based, reviewing the calculations made by your company, comparing the accounting estimates of prior periods with the corresponding actual results, examining the approval procedures for such estimates by management and verifying that the notes to the financial statements give appropriate information on the assumptions and options used by the Company. These significant judgments and estimates concern notably the following items:
–	as mentioned in note 2.3.4 to the financial statements, your company does not consolidate its shareholding in PTC, considering the litigation relating to this shareholding. Within the scope of our assessment of the accounting rules and principles used by your company, we have assessed the assumptions used and ensured the reasonableness of the resulting evaluation.

–	as mentioned in note 1.3.5.6 to the financial statements, your company has reexamined the value of the goodwill and its other intangible fixed assets. We have examined the valuation methods used by the Company. Within the scope of our assessment of such methods, we have assessed the assumptions used and ensured the reasonableness of the resulting evaluations.

–	as mentioned in notes 6, 7, 20, 21 and 22 to the financial statements, your Company books provisions to cover the risks regarding the financial transactions undertaken, the sale transactions in progress, the pension commitments, litigation, reorganizations, taxes payable, tax risks and other risks. A number of provisions previously booked were cancelled in 2005 for having been used or no longer serving any purpose during the year. We have assessed the methods used by your company described in notes 6, 7, 20, 21 and 22 to the financial statements on the basis of information available to date and carried out tests in order to verify, on a test basis, their application. Within the scope of our assessment of such estimates, we ensured the reasonableness of the assumptions used for such accounting estimates, as well as the resulting evaluations.

–	as mentioned in note 6 to the financial statements, your Company has incorporated in the 2005 result the recognition of a deferred tax asset for the amount of the expected savings in financial year 2006 with respect to the consolidated global profit tax system. We have ensured that this accounting treatment is in compliance with IFRS and have assessed the assumptions used by your Company on the basis of information available to date. Furthermore, the deferred tax assets and liabilities at year end have been the
172     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005       4
Statutory Auditors’ Report on the Consolidated Financial Statements
subject of estimates by your Company. Within the scope of our assessment of such estimates, we have ensured the reasonableness of the assumptions used by the Company, as well as the resulting evaluations.
The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion set out in the first part of this report.
Specific verification
We have also verified the information given in the group management report, in accordance with the professional standards applicable in France. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.
Paris-La Défense and Neuilly-sur-Seine, March 23, 2006
The Statutory Auditors

SALUSTRO REYDEL	BARBIER FRINAULT & AUTRES

a Member of KPMG International	Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Dominique Thouvenin	Hervé Jauffret
2005 Annual Report — Vivendi Universal      173

4      Consolidated Financial Statements for the year ended December 31, 2005
        Consolidated statement of earnings for the years ended December 31, 2005 and 2004
     Consolidated statement of earnings for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros, except per share amounts)	Note	2005	2004
Revenues	4	19,484	17,883
Cost of revenues	4	(9,898)	(9,100)
Margin from operations		9,586	8,783
Selling, general and administrative expenses		(5,807)	(5,464)
Other operating expenses		(33)	(86)
Earnings from operations		3,746	3,233
Other income from ordinary activities	4	75	89
Other charges from ordinary activities	4	(170)	(25)
Income from equity affiliates	14	326	221
Earnings before interest and other financial charges and income and provision for income taxes		3,977	3,518
Interest	5	(218)	(406)
Other financial charges and income	5	619	1,226
Interest and other financial charges and income	5	401	820
Earnings from continuing operations before provision for income taxes		4,378	4,338
Provision for income taxes	6	(204)	(292)
Earnings from continuing operations		4,174	4,046
Earnings from discontinued operations	7	92	777
Earnings		4,266	4,823
Attributable to :
Equity holders of the parent		3,154	3,767
Minority interests		1,112	1,056
Earnings from continuing operations, attributable to the equity holders of the parent per share — basic (in euros)	8	2.70	2.61
Earnings from continuing operations, attributable to the equity holders of the parent per share — diluted (in euros)	8	2.68	2.59
Earnings from discontinued operations per share — basic (in euros)	8	0.08	0.68
Earnings from discontinued operations per share — diluted (in euros)	8	0.08	0.68
Earnings, attributable to the equity holders of the parent per share — basic (in euros)	8	2.74	3.29
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	8	2.72	3.27
Adjusted net income, attributable to equity holders of the parent	8	2,078	1,338
Adjusted net income, attributable to equity holders of the parent per share — basic (in euros)	8	1.81	1.17
Adjusted net income, attributable to equity holders of the parent per share — diluted (in euros)	8	1.79	1.16
The accompanying notes are an integral part of these Consolidated Financial Statements.
The accompanying notes are an integral part of these Consolidated Financial Statements.
Disclaimer: This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.
174      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005       4
Consolidated statement of financial position as at December 31, 2005,
December 31, 2004 and January 1, 2004
Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	Note	December 31, 2005	December 31, 2004	January 1, 2004
Assets
Goodwill	9	13,796	13,154	12,942
Non current content assets	10	2,462	2,431	2,971
Other intangible assets	11	1,937	2,177	2,362
Property, plant and equipment	12	4,331	4,740	5,605
Investments in equity affiliates	14	6,856	5,773	2,096
Non current financial assets	15	3,783	3,787	3,762
Deferred tax assets	6	1,784	1,282	1,102
Non current assets		34,949	33,344	30,840
Inventories	16	375	315	364
Current tax receivables	6	822	772	373
Current content assets	10	790	579	583
Trade accounts receivable and other	16	4,531	4,528	5,126
Short-term financial assets	15	114	162	94
Cash and cash equivalents	17	2,902	3,159	2,726
		9,534	9,515	9,266
Assets held for sale	7	—	180	13,897
Current assets		9,534	9,695	23,163
Total Assets		44,483	43,039	54,003
Equity and liabilities
Share capital	18	6,344	5,899	5,893
Additional paid-in capital	18	6,939	7,313	7,234
Retained earnings and other		5,486	2,237	(627)
Equity associated with assets held for sale	7	—	—	231
Equity, attributable to equity holders of the parent		18,769	15,449	12,731
Minority interests		2,839	2,643	3,961
Total equity		21,608	18,092	16,692
Non current provisions	20	1,220	1,561	1,863
Long-term borrowings and other financial liabilities	23	4,545	5,357	7,416
Deferred tax liabilities	6	3,476	3,282	3,670
Other non current liabilities	16	1,342	1,955	1,771
Non current liabilities		10,583	12,155	14,720
Trade accounts payable and other	16	8,737	8,187	8,653
Current tax payables	6	762	1,298	1,157
Current provisions	20	578	357	355
Short-term borrowings and other financial liabilities	24	2,215	2,842	5,611
		12,292	12,684	15,776
Liabilities associated with assets held for sale	7	—	108	6,815
Current liabilities		12,292	12,792	22,591
Total liabilities		22,875	24,947	37,311
Contractual obligations and contingent assets and liabilities	29	—	—	—
Total equity and liabilities		44,483	43,039	54,003
The accompanying notes are an integral part of these Consolidated Financial Statements.
2005 Annual Report — Vivendi Universal      175

4      Consolidated Financial Statements for the year ended December 31, 2005
         Consolidated statement of cash flows for the years ended December 31, 2005 and 2004
Consolidated statement of cash flows for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Operating activities:
Earnings, attributable to equity holders of the parent		3,154	3,767
Minority interests		1,112	1,056
Adjustments	27	876	(80)
Dividends received from equity affiliates	27	355	404
Content investments, net	10	(15)	219
Gross cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		5,482	5,366
Other changes in net working capital	16	166	114
Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		5,648	5,480
Interest paid	5	(218)	(406)
Other financial items (excluding sales of financial assets)		(486)	(214)
Income tax paid	6	(1,386)	(622)
Net cash provided by operating activities		3,558	4,238
Investing activities:
Capital expenditures		(1,580)	(1,322)
Purchases of consolidated companies, after acquired cash		(1,406)	(364)
Purchases of investments in equity affiliates		—	(30)
Increase in financial assets		—	—
Investments		(2,986)	(1,716)
Proceeds from sales of property, plant, equipment and intangible assets		89	196
Proceeds from sales of consolidated companies, after divested cash		(200)	4,967
Sales of investments in equity affiliates		54	274
Decrease in financial assets		226	23
Divestments		169	5,460
Net cash provided by (used for) investing activities		(2,817)	3,744
Financing activities:
Net proceeds from issuance of common shares		39	18
Sales (purchases) of treasury shares		(108)	(27)
Dividends paid by Vivendi Universal S.A.		(689)	—
Dividends paid by consolidated companies to their minority shareholders	27	(965)	(1,832)
Transactions on equity		(1,723)	(1,841)
Setting up of long-term borrowings and increase in other long-term financial liabilities		2,380	1,148
Principal payment on long-term borrowings and decrease in other long-term financial liabilities		(1,649)	(3,448)
Principal payment on short-term borrowings		(963)	(4,547)
Other changes in short-term borrowings and other short-term financial liabilities		920	1,143
Transactions on borrowings and other financial liabilities		688	(5,704)
Net cash provided by (used for) financing activities		(1,035)	(7,545)
Foreign currency translation adjustments		37	(15)
Net cash related to discontinued operations	7	—	11
Change in cash and cash equivalents		(257)	433
Cash and cash equivalents:
At beginning of the year		3,159	2,726
At end of the year		2,902	3,159
The accompanying notes are an integral part of these Consolidated Financial Statements.
176       2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005            4
Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005
Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005
Full year 2005

		Attributable to Vivendi Universal S.A. shareholders
		Common shares			Retained earnings and other						Equity,
		Number of	Amount	Additional	Retained	Net	Foreign	Treasury	Equity	Total	attribu-
		shares (In		paid-in	earnings	unreali-	currency	shares	associated		table to
		thousands)		capital		zed gains	translation		with assets		equity
						(losses)	adjust-		held for		holders of	Minority	Total
(In millions of euros, except number of shares)	Note						ments		sale		the parent	interests	equity
Balance as at December 31, 2004		1,072,624	5,899	7,313	2,929	910	(1,593)	(9)	—	2,237	15,449	2,643	18,092
Redemption of ORA (November 2005)	18.2	78,672	433	(433)	—	—	—	—	—	—	—	—	—
Dividends paid by Vivendi Universal S.A. (€0.6 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		2,181	12	59	(43)	—	—	(44)	—	(87)	(16)	—	(16)
Dividends and other transactions with shareholders		80,853	445	(374)	(732)	—	—	(44)	—	(776)	(705)	—	(705)
Available-for-sale securities, net of €55 million of tax	15.1	—	—	—	—	(11)	—	—	—	(11)	(11)	(1)	(12)
Other charges and income directly recorded in equity		—	—	—	1	(10)	891	—	—	882	882	(1)	881
Total charges and income directly recorded in equity		—	—	—	1	(21)	891	—	—	871	871	(2)	869
Earnings		—	—	—	3,154	—	—	—	—	3,154	3,154	1,112	4,266
Total charges and income recorded over the year		—	—	—	3,155	(21)	891	—	—	4,025	4,025	1,110	5,135
Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—	—	—	—	—	(965)	(965)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	89	89
Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(914)	(914)
Total changes over the year		80,853	445	(374)	2,423	(21)	891	(44)	—	3,249	3,320	196	3,516
Balance as at December 31, 2005		1,153,477	6,344	6,939	5,352	889	(702)	(53)	—	5,486	18,769	2,839 (b)	21,608
Percentage change over the year		+7.5%									+21.5%	+7.4%
The accompanying notes are an integral part of these Consolidated Financial Statements.

(a) Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of + €761 million.
(b) Including cumulative foreign currency translation adjustments of €120 million.
2005 Annual Report — Vivendi Universal      177

4      Consolidated Financial Statements for the year ended December 31, 2005
        Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005
Full year 2004

		Attributable to Vivendi Universal S.A. shareholders
		Common shares			Retained earnings and other						Equity,
		Number of	Amount	Additional	Retained	Net	Foreign	Treasury	Equity	Total	attribu-
		shares (In		paid-in	earnings	unreali-	currency	shares	associated		table to
		thousands)		capital		zed gains	translation		with assets		equity
						(losses)	adjust-		held for		holders of	Minority	Total
(In millions of euros, except number of shares)	Note						ments		sale		the parent	interests	equity
Balance as at January 1, 2004		1,071,519	5,893	7,234	(883)	257	—	(1)	231	(396)	12,731	3,961	16,692
Dividends and other transactions with shareholders		1,105	6	79	(67)	—	—	(8)	—	(75)	10	—	10
Available-for-sale securities, net of - €39 million of tax	15.1	—	—	—	—	653	—	—	—	653	653	—	653
Other charges and income directly recorded in equity		—	—	—	112	—	(1,593)	—	(231)	(1,712)	(1,712)	—	(1,712)
Total charges and income directly recorded in equity		—	—	—	112	653	(1,593)	—	(231)	(1,059)	(1,059)	—	(1,059)
Earnings		—	—	—	3,767	—	—	—	—	3,767	3,767	1,056	4,823
Total charges and income recorded over the year		—	—	—	3,879	653	(1,593)	—	(231)	2,708	2,708	1,056	3,764
NBC-Universal transaction:
divestiture of 80% of VUE	2.4	—	—	—	—	—	—	—	—	—	—	(563)	(563)
Change in value of commitments to purchase minority interests		—	—	—	—	—	—	—	—	—	—	55	55
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—	—	—	—	—	(1,849)	(1,849)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(17)	(17)
Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(2,374)	(2,374)
Total changes over the year		1,105	6	79	3,812	653	(1,593)	(8)	(231)	2,633	2,718	(1,318)	1,400
Balance as at December 31, 2004		1,072,624	5,899	7,313	2,929	910	(1,593)	(9)	—	2,237	15,449	2,643 (b)	18,092
The accompanying notes are an integral part of these Consolidated Financial Statements.

(a) Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of - €764 million.
(b) Including cumulative foreign currency translation adjustments of €9 million.
178      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005      4
Note 1. Accounting policies and valuation methods
Notes to the consolidated financial statements
Vivendi Universal is a limited liability company (société anonyme) incorporated under French law, and subject to French commercial company legislation and, in particular, the French Code de Commerce. Vivendi Universal was incorporated on December 18, 1987 for a term of 99 years expiring December 17, 2086, precluding early dissolution or extension. Its registered office is located at 42 avenue de Friedland 75008 Paris (France). Vivendi Universal is listed on the Paris and New York stock exchanges.
The corporate purpose of Vivendi Universal, in France and abroad, is to provide communication, telecommunication and interactive services, and to market all products and services related to these activities and, in particular, the publishing and distribution of music content, video games, pay television channels and fixed-line and mobile telephone services.
The consolidated financial statements present the accounting position of Vivendi Universal and its subsidiaries (the “Group”), together with interests in equity affiliates and joint ventures. They are expressed in euros, and all values are rounded to the nearest million.
On February 21, 2006, the Management Board approved the consolidated financial statements for the year ended December 31, 2005. On February 28, 2006, they were reviewed by the Supervisory Board, after their presentation to the Audit Committee on February 22, 2006.
On February 28, 2006 and March 21, 2006, the Management Board met again to modify the notes to the consolidated financial statements relating to the consolidation method used for Elektrim Telekomunikacja (Telco) and PTC (see Note 2.3), the total distribution of dividend for the year 2005 (see Note18.3) and Directors and Officers’ compensation (see Note 28.1).
On April 20, 2006, the consolidated financial statements for the year ended December 31, 2005 will be submitted for adoption to Vivendi Universal shareholders at the Annual General Shareholders’ meeting.
Note 1. Accounting policies and valuation methods
1.1.	Basis of preparation of the 2005 consolidated financial statements and the 2004 comparative financial statements
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with the IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as at January 1, 2004, date at which the impacts of IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards” and the 2004 comparative information were prepared using the same basis of accounting.
The note “IFRS 2004 transition” was published on April 14, 2005 and integrated in the 2004 Document de Référence filed with the AMF on April 18, 2005 with the number D05-0456 (pages 385 and following) and in the 2004 Form 20-F filed with the SEC on June 29, 2005, as exhibit 15.1. These 2004 comparative financial statements provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the statement of earnings for the year 2004. Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to newly apply several options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the consolidated financial statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative 2004 IFRS financial information (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in Note 33.
1.2.	Compliance with accounting standards
The consolidated financial statements for Vivendi Universal S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS).
Vivendi Universal prepared the 2005 consolidated financial statements and the 2004 comparative financial statements adopting:
1.	All mandatory IFRS/IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as at
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December 31, 2005. All these standards and interpretations, as applied by Vivendi Universal, have been adopted by the EU.

2.	As at January 1, 2004:

•	IAS 32 and 39 on financial instruments. Vivendi Universal is not concerned by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full in its 2004 comparative financial statements and its 2005 consolidated financial statements,

•	IFRS 5, which requires the reclassification as assets held for sale or discontinued operations of activities whose disposal has been decided,

•	revised IAS 19 which notably requires the provision of additional information on employee benefit plans.

3.	IFRIC Interpretation Exposure Draft D17-IFRS 2 “Group and Treasury Share Transactions”:

•	Vivendi Universal has chosen to apply the option offered by IFRIC Interpretation D17 on the grant of equity instruments within groups. As such, the portion of share-based compensation is allocated to each business segment pro rata to the number of equity instruments (stock options and shares subscribed within an Equity shares purchase plan) held by their respective executives and employees.

4.	The following options, pending publication of an IASB or IFRIC text on the matter:

•	in the absence of guidance provided by the IFRS, in the event of acquisition of an additional interest in a subsidiary, Vivendi Universal recognizes the excess of the acquisition cost over the carrying amount of minority interests acquired as goodwill,

•	put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration. In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses) through goodwill,

•	pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional cost. In effect, these bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.
1.3.	Principles governing the preparation of the consolidated financial statements
The consolidated financial statements have been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed hereunder, pursuant to IFRS. They include Vivendi Universal’s financial statements as well as its subsidiaries’ financial statements after elimination of the main category and intercompany transactions.
Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31.
Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date.
1.3.1.	USE OF ESTIMATES
The preparation of consolidated financial statements in compliance with IFRS requires Group management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition and the valuation of goodwill, other intangible assets and property, plant and equipment. They are detailed in this note in the related paragraphs.
1.3.2.	PRINCIPLES OF CONSOLIDATION
A list of Vivendi Universal’s major subsidiaries and related affiliates is presented in Note 31 “Major subsidiaries as at December 31, 2005 and 2004”.
Full consolidation
All companies, in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.
A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or to block ordinary decisions taken by Vivendi Universal.
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A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.
Vivendi Universal consolidates special purpose entities which it controls in substance because it has the right to obtain a majority of benefits, or because it retains the majority of residual risks inherent in the special purpose entity or its assets.
Proportionate consolidation
Vivendi Universal uses proportionate consolidation for companies that are controlled jointly by the Group and a limited number of other shareholders under the terms of a contractual arrangement.
Equity accounting
Vivendi Universal equity-accounts affiliates over which it exercises significant influence.
Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.
1.3.3.	FOREIGN CURRENCY TRANSLATION
Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.
Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the period-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.
In accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi Universal decided to reverse the accumulated foreign currency translation adjustments against retained earnings as at January 1, 2004. These foreign currency translation adjustments resulted from the translation into euro of the financial statements of subsidiaries with foreign currencies as their functional currencies. Consequently, on the subsequent divestiture of the subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, as the case may be, these adjustments are not taken to earnings.
1.3.4.	REVENUES FROM OPERATIONS AND ASSOCIATED COSTS
Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.
1.3.4.1.	Universal Music Group (UMG)
Revenues from the sale of recorded music, net of a provision for estimated returns (please refer to Note 1.3.4.5 hereunder) and rebates, are recognized on shipment to third parties, at shipping point for products sold free on board (FOB), and on delivery for products sold free on destination.
Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artists’ costs, recording costs and direct overheads. Selling, general and administrative expenses include notably marketing and advertising expenses, selling costs, provisions for doubtful receivables and indirect overheads.
1.3.4.2.	Vivendi Universal Games (VUG)
Revenues from the sale of boxes for Massively Multiplayer Online Role Playing Games (MMORPG), as well as revenues from the sale of boxes for other games, are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns (please refer to Note 1.3.4.5 hereunder) and rebates. Revenues generated by subscriptions and prepaid cards for online games are recorded on a straight-line basis over the duration of the service.
Cost of revenues includes manufacturing, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.
1.3.4.3.	Canal+ Group
Pay television
Revenues from television subscription services for terrestrial, satellite or cable pay television programming are recognized as the services are provided. Revenues from advertising are recognized as advertising commercials are broadcast. Revenues from ancillary services (such as interactive services, video-on-demand services) are recognized as the services are provided. Subscriber management and acquisition costs, as well as television distribution costs, are included in cost of revenues.
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Theatrical film and television programming distribution
Theatrical revenues are recognized as the films are screened. Revenues from film distribution, and from video and television or pay television licensing agreements are recognized when the films and television programs are available for telecast, and all other conditions of sale have been met. Home video product revenues, less a provision for estimated returns (please refer to Note 1.3.4.5 hereunder) and rebates, are recognized upon shipment and availability of the product for retail sale to the ultimate customer. Amortization of film and television capitalized costs, participation and residual costs, theatrical print costs, home video inventory costs and television and home video marketing costs are included in cost of revenues.
1.3.4.4.	SFR and Maroc Telecom
Revenues from telephone subscriptions are recognized on a straight-line basis over the subscription contract period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), as part of telephone packages, net of point of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment as part of telephone packages and commissions paid to distributors are recognized as selling and general expenses.
Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers), are accounted for net of related expenses.
Cost of revenues comprises purchasing costs (including purchases of mobile phones), interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses notably include commercial costs consisting of marketing and customer care expenses.
1.3.4.5. Other
Provisions for estimated returns are deducted from sales of products to customers through distributors. They are estimated based on past sales statistics and take account of the economic environment and product sales forecasts.
Selling, general and administrative expenses principally include salaries and employee benefits, rents, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. Finance department, General Counsel comprising Legal department etc...), and other operating expenses.
Advertising costs are expensed as incurred.
Shipping and handling costs are included in the cost of revenue line item. Shipping and handling costs reimbursed by customers, such as postage, freight packing and small order surcharges, are recorded as revenues.
Slotting fees and cooperative advertising expenses are recorded as a reduction in revenues. However, cooperative advertising at UMG and VUG is treated as a marketing expense and expensed when the expected profit is individualized and can be estimated.
1.3.5.	ASSETS
1.3.5.1.	Goodwill and business combinations
In accordance with the provisions of IFRS 1, Vivendi Universal decided not to restate business combinations prior to January 1, 2004.
In accordance with the provisions of IFRS 3, business combinations are recorded using the purchase method. Under this method, on the initial consolidation of an entity over which the Group has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date. At this date, goodwill is initially measured at cost, being the excess of the cost of the business combination over Vivendi Universal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. If goodwill is negative, it is recognized directly in the statement of earnings.
Subsequently, goodwill is measured at cost less accumulated impairment losses recorded. Goodwill is subject to impairment tests each year, or more frequently when events or changes in the market environment indicate a risk of impairment loss. In the event of a loss in value, an impairment loss is recorded in other charges from ordinary activities.
In addition, pursuant to the provisions of IFRS 3, the following principles are applied to business combinations:
•	on the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination,
•	in the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill,
•	goodwill is no longer amortized.
Vivendi Universal previously recorded goodwill as a reduction in equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999 and the acquisition of US Filter and an additional investment in Canal+ Group in 1999.
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1.3.5.2.	Content assets
UMG
Music publishing rights and catalogs include music catalogs, artists’ contracts and publishing rights acquired in December 2000 as part of the acquisition of The Seagram Company Ltd. or more recently. They are amortized over 15 years in selling, general and administrative expenses.
Royalty advances to artists, songwriters and co-publishers are capitalized as an asset when their current popularity and past performances provide a reasonable basis for concluding that the probable future recoupment of such royalty advances against earnings otherwise payable to them is reasonably assured. Royalty advances are recognized as an expense as subsequent royalties are earned by the artist, songwriter or co-publisher. Any portion of capitalized royalty advances not deemed to be recoverable against future royalties is expensed during the period in which the loss becomes evident. These expenses are recorded in cost of revenues,
Royalties earned by artists, songwriters and co-publishers are recognized as an expense in the period in which the sale of the product takes place, less a provision for estimated returns.
VUG
In the normal course of its business, VUG pays advances on royalties and license fees to entitled beneficiaries for the use of their intellectual property contents for developing new games (e. g. software developments, graphics, editorial contents). Such royalty and license fee advances are recognized as an expense, based on contractual rates, in the period in which revenues from the sale of the games integrating the intellectual property content are recognized. Any portion of capitalized royalty and license fee advances not deemed to be recoverable from future royalties and license fees is expensed during the period in which the loss becomes evident.
Canal+ Group
Film, television or sport broadcasting rights
When signing contracts for the acquisition of film, television or sport broadcasting rights, the rights acquired are recorded as off balance sheet commitments. They are recorded in the statement of financial position, classified as content assets, as follows:
•	film and television broadcasting rights are recognized at their acquisition cost, when the screening certificate has been obtained and the programming is available for exhibition. They are expensed over their broadcasting period,

•	sport broadcasting rights are recognized at their acquisition cost, on the opening of the broadcasting period of the related sport season or upon the first payment, and are expensed as they are broadcast,

•	expensing of film, television or sport broadcasting rights is included in cost of revenues.
Theatrical film and television rights produced or acquired to be sold
Theatrical film and television rights produced or acquired before their initial exhibition to be sold are recorded as a content asset at capitalized cost (mainly direct production or co-production costs and overhead costs) or at their acquisition cost. Theatrical film and television rights are amortized, and co-production and other related costs are expensed, pursuant to the estimated revenue method, i.e., based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. Such revenues are estimated to be generated over a maximum 12-year period. Where appropriate, estimated losses are provided in full against earnings of the period, on an individual product basis, in which the losses are estimated.
Film and television rights catalogs
Catalogs are comprised of film rights acquired for a second television exhibition, or film and television rights produced or acquired that are sold after their first television exhibition (i.e. after the first broadcast on a terrestrial channel). They are recognized as an asset at their acquisition or transfer cost, and amortized as groups of films or individually, based on the estimated revenue method, respectively.
1.3.5.3.	Research and development costs
Research costs are expensed when incurred. Development expenses are capitalized when the feasibility and profitability of the project can reasonably be considered certain.
Cost of software for rental, sale or commercialization
Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered recoverable. These costs are mainly generated by VUG as part of games development and are amortized over 4 months starting when the product is placed on sale. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.
Cost of internal use software
Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. These capitalized costs mainly recognized at SFR are amortized over 4 years. Maintenance and minor upgrade and enhancement costs are expensed as incurred.
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1.3.5.4. Other intangible assets
Intangible assets acquired separately are recorded at cost, and intangible assets acquired in connection with a business combination are recorded at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite useful life. Useful life is reviewed at the end of each reporting period.
Conversely, music catalogs, trade names, subscribers’ bases and market shares generated internally are not recognized as intangible assets.
SFR and Maroc Telecom
Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the revenues generated by the activity) is recorded as an expense when incurred.
Vivendi Universal has chosen not to apply the option provided in IFRS 1, involving the remeasurement, as at January 1, 2004, of certain intangible assets at their fair value at that date.
1.3.5.5. Property, plant and equipment
Property, plant and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property, plant and equipment include significant components with different useful lives, they are recorded and amortized separately. Amortization is computed using the straight-line method based on the estimated useful life of the assets, generally 15 - 60 years for buildings and 5 - 30 years for equipment and machinery. Useful life is reviewed at the end of each reporting period.
Assets financed by finance lease contracts are capitalized at the lower of the fair value of future minimum lease payments and market value and the related debt is recorded in “borrowings and other financial liabilities”. These assets are amortized on a straight-line basis over their estimated useful life. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.
Subsequent to initial recognition, the cost model is applied to property, plant and equipment, including investment real estate.
Vivendi Universal has elected for not to apply the option provided by IFRS 1, involving the remeasurement, as at January 1, 2004, of certain property, plant and equipment at their fair value at that date.
In accordance with the provisions of IFRS 1, Vivendi Universal has decided to apply IFRIC Interpretation 4 “Determining whether an arrangement contains a lease” to commercial contracts for the supply of Canal+ Group satellite capacity (please refer to Note 29.3 “Contractual obligations and contingent assets and liabilities – off balance sheet commercial commitments as at December 31, 2005”).
1.3.5.6. Asset impairment
When events or changes in the economic environment indicate a risk of impairment of goodwill, other intangible assets or property, plant and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs to sell) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.
In addition, asset impairment tests are subject to the following provisions, pursuant to IAS 36:
•	irrespective of whether there is any indication of impairment, goodwill and other indefinite life intangible assets are subject to an annual impairment test. This test is performed during the fourth quarter of each year. The recoverable value of each of the Group’s operating units is compared to the carrying amount of the corresponding assets (including goodwill),
•	recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the group of assets,
•	value in use is determined based on cash flow projections consistent with the most recent budget and business plan approved by executive management and presented to the Management Board. The discount rate applied reflects current assessments by the market of the time value of money and the risks specific to the asset or group of assets,
•	fair value (less costs to sell) is the amount obtainable from the sale of the asset or group of assets in an arm’s length transaction between knowledgeable and willing parties, less costs to sell. These values are determined based on market data (comparison with similar listed companies, value attributed in recent transactions and stock market prices), or in the absence of reliable data based on discounted future cash flows,
•	if the recoverable amount is less than the carrying amount of an asset or group of assets, an impairment loss is recognized for the difference. In the case of a group of assets, this impairment loss is recorded in priority against goodwill,
•	impairment losses recognized in respect of property, plant and equipment and intangible assets (other than goodwill) may be reversed in a later period if the recoverable amount becomes
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greater than the carrying amount, within the limit of impairment losses previously recognized. Conversely, impairment losses recognized in respect of goodwill cannot be reversed.
1.3.5.7. Financial assets
Financial assets are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as «available for sale» are subsequently measured at fair value. Unrealized gains and losses on available-for-sale securities are recognized in equity until the financial asset is sold, collected or removed from the Statement of financial position in another way, or until there is objective evidence that the investment is impaired, at which time the accumulated gain or loss previously reported in equity is expensed.
For financial assets actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For financial assets for which no published market price exists in an active market, fair value is estimated. As a last resort, the Group values financial assets at historical cost less any impairment losses, when a reliable estimate of fair value cannot be made using valuation techniques, in the absence of an active market.
1.3.5.8. Inventories
Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase costs, production costs and other supply and packaging costs. It is usually computed using the weighted average cost method. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling costs.
1.3.5.9. Cash and cash equivalents
The “cash and cash equivalents” category consists of cash in banks, euro-denominated and international monetary UCITS and other highly liquid investments with initial maturities of three months or less. Investments in securities, investments with initial maturities superior to three months without early exit possibilities and bank accounts subject to restrictions (blocked accounts), other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets.
1.3.6. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
A non-current asset or a group of assets and liabilities is held for sale when its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. These assets and liabilities are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. The related assets recorded as assets held for sale are valued at the lower of fair value, net of divestiture fees, and cost less accumulated depreciation and impairment losses, and are no longer depreciated.
An operation is qualified as discontinued when it represents a separate major line of business and the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset. Discontinued operations are presented on a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.
1.3.7. FINANCIAL LIABILITIES
Long and short-term borrowings and other financial liabilities include:
•	notes and facilities, as well as miscellaneous other borrowings (including treasury bills and debt related to finance leases) and related accrued interest,

•	obligations arising in respect of commitments to purchase minority interests,

•	the negative value of other derivative financial instruments. Derivatives with positive fair values are recorded as financial assets in the statement of financial position.
Borrowings bearing interest
All borrowings are initially accounted for at cost, corresponding to the fair value of the amount received, net of costs directly relating to the borrowing. Borrowings bearing interest are subsequently valued at amortized cost, applying the effective interest method. The effective interest rate is the internal yield rate that exactly discounts future cash flows through the term of the borrowing. In addition, where the borrowing comprises an embedded derivative (e.g. an exchangeable bond) or an equity instrument (e.g. a convertible bond), the amortized cost is calculated for the debt component only, after separation of the embedded derivative equity instrument (please refer to Note 1.3.8 on compound financial instruments). In the event of a change in expected future cash flows (for example, early redemption not initially expected), the amortized cost is adjusted against earnings in order to reflect the value of the new expected cash flows, discounted at the initial effective interest rate.
Commitments to purchase minority interests
Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests. These purchase commitments may be conditional (e.g. put options) or firm (e.g. forward purchase contract). Pending an IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:
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•	on initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward purchase contract, mainly offset through minority interests and the balance through goodwill,

•	subsequent changes in the value of the commitment are recognized as a financial liability by an adjustment to goodwill, with the exception of the undiscounting effect recognized in other financial charges and income,

•	where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in other financial charges and income,

•	on maturity of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased, the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
Derivative financial instruments
Vivendi Universal uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over the counter with highly-rated counter-parties. These instruments include interest rate and currency swaps and forward exchange contracts. They also include stock options used to hedge debt where principal repayment terms are based on the value of Vivendi Universal or other stock, as well as Vivendi Universal stock purchase option plans granted to executives and employees. All derivative financial instruments are used for hedging purposes.
When these contracts qualify as hedges for accounting purposes, the gains and losses arising on these contracts are offset in earnings against the gains and losses relating to the hedged item. When the derivative financial instrument hedges exposures to fluctuations in the fair value of an asset or a liability recognized in the Statement of financial position or off-balance sheet, it is a fair value hedge. The instrument is remeasured at fair value through earnings, with the gains or losses arising on remeasurement of the hedged portion of the hedged item offset on the same line of the income statement. When the derivative financial instrument hedges cash flows, it is a cash flow hedge. The hedging instrument is remeasured at fair value and the portion of the gain or loss that is determined to be an effective hedge is recognized through equity, whereas its ineffective portion is recognized through earnings. When the hedged item is realized, accumulated gains and losses recognized in equity are released to the Income Statement and recorded on the same line as the hedged item. Derivative financial instruments which do not qualify as hedges for accounting purposes are remeasured at fair value and resulting gains and losses are recognized directly in earnings.
Furthermore, income and expenses relating to foreign currency instruments used to hedge highly probable budget exposures and firm commitments, contracted pursuant to the acquisition of editorial content rights (sports, audiovisual, film rights, etc.) are recognized in operating income. In all other cases, gains and losses arising on the fair value remeasurement of instruments are recognized in financial income and expenses.
1.3.8. COMPOUND FINANCIAL INSTRUMENTS
Certain financial instruments comprise a liability and an equity component. This is notably the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002.
The various components of these instruments are accounted for in equity and borrowings and other financial liabilities according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any option for conversion or redemption in shares.
The component classified as equity is defined as the difference between the fair value of the instrument and the fair value of the financial liability component.
1.3.9. OTHER LIABILITIES
Provisions
Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources (without expected offset) will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and a disclosure is made in the Notes to the consolidated financial statements.
Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees, retirees and their beneficiaries. Retirement pensions are provided for substantially all employees through defined contribution plans, which are integrated with local social security and multi-employer plans, or defined benefit plans which are generally managed via Group pension plans. Vivendi Universal’s funding policy is consistent with applicable government funding requirements and
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Note 1. Accounting policies and valuation methods
regulations of each country in which the group maintains a pension plan. Defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares or debt instruments. Contributions to defined contribution and multi-employer plans are expensed during the year.
For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method is based on assumptions updated annually, such as the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. The assumptions adopted in 2004 and 2005 and the means of determining these assumptions are presented in Note 21 “Employee benefit plans”. In this way, the Group recognizes pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.
Furthermore, Vivendi Universal applies the following rules:
•	the fair value of plan assets is deducted from accrued liabilities,
•	actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees.
Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses, unrecognized past service costs and the present value of future redemptions and the expected decrease in future contributions.
Some other post-employment benefits, such as life insurance and medical coverage (mainly in the US) are subject to provisions which are assessed through an actuarial computation comparable to the method used for pension provisions.
In accordance with the provisions of IFRS 1, Vivendi Universal decided to record on January 1, 2004 unrecognized actuarial gains and losses against consolidated equity.
1.3.10. DEFERRED TAXES
Differences existing at closing date between the tax base value of assets and liabilities and their carrying amount in the consolidated statement of financial position form temporary differences. Pursuant to the liability method, these temporary differences lead to the accounting of:
•	deferred tax assets, when the tax base value is greater than the carrying amount (expected future tax saving),
•	or deferred tax liabilities, when the tax base value is lower than the carrying amount (expected future tax expense).
Deferred tax assets and liabilities are measured at the expected tax rates for the year during which the asset will be realized or the liability settled, based on tax rates (and tax regulations) enacted or substantially enacted by the closing date. They are reviewed at the end of each year, in line with any changes in applicable tax rates.
Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unused tax credits, insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deductible temporary differences, tax loss carry-forwards and unused tax credits, except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact neither earnings, nor tax income or loss.
For deductible temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax assets are recorded to the extent that it is probable that the temporary difference will reverse in the foreseeable future, and that taxable profit will be available against which the temporary difference can be utilized.
The carrying amount of deferred tax assets is reviewed at each closing date, and revalued or reduced to the extent that it is more or less probable that a taxable profit will be available to allow the deferred tax asset to be utilized. When assessing the probability of a taxable profit being available, account is notably taken of prior year results, forecast future results, non-recurring items unlikely to occur in the future and the tax strategy. As such, the assessment of the Group’s ability to utilize tax losses carried forward is to a large extent judgment-based. If the future taxable results of the Group prove significantly different to those expected, the Group will be obliged to increase or decrease the carrying amount of deferred tax assets, with a potentially material impact on the statement of financial position and statement of earnings of the Group.
Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability results from impairment of goodwill losses not deductible for tax purposes, or initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact neither earnings, nor tax income or loss.
For taxable temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax liabilities are recorded except to the extent that both of the following conditions are satisfied: the parent, investor or venturer is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.
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        Note 1. Accounting policies and valuation methods
Current tax and deferred tax shall be charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.
1.3.11. SHARE-BASED COMPENSATION
Vivendi Universal maintains stock option incentive plans that grant subscription and purchase options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.
Vivendi Universal also maintains employee stock purchase plans (Group savings plans) that allow substantially all its full time employees, and retirees, to purchase Vivendi Universal shares within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
The grant of stock option plans and subscription offers in Group savings plans represents a benefit given to management, employees and retirees and constitutes additional compensation borne by Vivendi Universal. This is valued at the fair value of the Vivendi Universal shares or equity derivatives issued. In the case of stock option plans granted to management or employees, the compensation expense is equal to the value of the option at grant date, measured using a binomial model. In the case of increases in capital reserved for employees and retirees within the Group savings plan, the compensation expense is equal to the discount on the subscription price, being the difference between the subscription price of the shares and the share price at grant date (maximum of 20% under French law).
This compensation paid in Vivendi Universal shares or equity derivatives is recorded as an employee cost, offset against equity, and recognized over the vesting period of the benefit granted:
•	for the Group savings plan: immediately, on subscription,
•	for stock option plans: over a 3 year-period, by tranches of one third, in application of the rules of the Vivendi Universal plans.
The dilutive effect of the stock option plans in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.
In accordance with the provisions of IFRS 1 with respect to IFRS 2, Vivendi Universal has decided to adopt IFRS 2 with retrospective effect from the opening statement of financial position as at January 1, 2004. As such, all plans for which rights remained to be vested as at January 1, 2004 are recognized in accordance with IFRS 2.
1.4.	Presentation principles used for financial statements
1.4.1. STATEMENT OF EARNINGS
Vivendi Universal prepares its statement of earnings according to a format detailing the expenses and earnings per function. Additional information by nature is notably provided in Note 4 “Earnings before interest and tax expense for the years ended December 31, 2005 and 2004”.
1.4.1.1.	Earnings from operations and Earnings before interest and other financial charges and income and provision for income taxes
Earnings from operations include margin from operations, selling, general and administrative expenses, costs related to employee benefit plans (excluding the financial component), share-based compensation, restructuring costs, changes in the fair value of foreign currency hedging instruments relating to operating activities and proceeds from sales of property, plant and equipment and intangible assets.
Earnings before interest and other financial charges and income and provision for income taxes include earnings from operations, other income from ordinary activities (including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests, where appropriate), other charges from ordinary activities (including impairment of goodwill and other intangible assets), and income (loss) from equity affiliates.
1.4.1.2. Interest and other financial charges and income
Interest includes interest expenses on borrowings, interest expenses or income on interest rate swaps and interest income from cash and cash equivalents.
Other financial charges and income primarily include changes in the fair value of derivative instruments, the effect of amortized cost accounting for borrowings (including premiums incurred for early redemption of borrowings or unwinding of financial derivatives), foreign exchange gains and losses (other than relating to operating activities classified in earnings from operations), the financial component of the cost of employee benefit plans (including the interest cost and the expected return on assets) and gains or losses on the divestiture of assets available for sale, investments accounted for using the cost method and consolidated operations or companies not qualifying as discontinued operations.
1.4.1.3.	Adjusted net income (loss), attributable to equity holders of the parent
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding
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Note 1. Accounting policies and valuation methods
most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As such, it excludes other charges from ordinary activities, other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit).
1.4.2. STATEMENT OF FINANCIAL POSITION
Assets and liabilities expected to be realized in, or intended for sale or consumption in, the entity’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities. If their maturity exceeds this period, they are recorded as non-current assets or liabilities.
1.4.3. CONSOLIDATED STATEMENT OF CASH FLOWS
Vivendi Universal prepares its consolidated statement of cash flows using the indirect method. Net cash provided by operating activities is equal to earnings adjusted for non-cash activities, items related to net cash provided by (used for) investing and financing activities and the change in working capital.
1.5.	Contractual obligations and contingent assets and liabilities
Once a year, Vivendi Universal and its subsidiaries prepare detailed records on all contractual obligations, commercial and financial commitments and contingent obligations, to which it is jointly and severally liable. These detailed records are updated on a regular basis by concerned departments and reviewed with senior management. In order to ensure completeness, accuracy and consistency of the records, some dedicated internal control procedures are performed, including but not limited to:
•	review of minutes of Shareholders’ Meetings, meetings of the Management Board and of the Supervisory Board and meetings of the Supervisory Board Committees, for matters such as contracts, litigation, and authorization of asset acquisitions or divestitures,

•	review with banks and financial institutions of items such as pledges or guarantees,

•	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies,

•	review of tax examiner’s reports, notices of assessments and tax expense analyses for additional prior year amounts,

•	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies,

•	review of related party transactions for guarantees and other given or received commitments,

•	review of all contracts and agreements.
1.6.	New IFRS applicable as at January 1, 2006
1.6.1.	IFRS 7 — FINANCIAL INSTRUMENTS: DISCLOSURES AND AMENDMENT TO IAS 1 — PRESENTATION OF FINANCIAL STATEMENTS: CAPITAL DISCLOSURES
On August 18, 2005, the International Accounting Standards Board (IASB) has issued IFRS 7 — Financial instruments: disclosures and an amendment to IAS 1- Presentation of financial statements: capital disclosures.
The objective of IFRS 7 is to bring together, in a new standard, all disclosures relating to financial instruments, after having redefined those currently required by IAS 32 — Financial instruments: disclosure and presentation, and IAS 39 — Financial instruments: recognition and measurement. The Amendment to IAS 1 adds requirements for qualitative disclosures on the objectives, policies and processes of operations impacting capital and for quantitative data on what elements compose capital. IFRS 7 and Amendment to IAS 1 apply to financial reporting periods from January 1, 2007, with earlier application encouraged.
Vivendi Universal has decided to apply IFRS 7 and the Amendment to IAS 1 as of January 1, 2006, as they were endorsed by the European Union on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. The consequences of this application will be restricted to a reorganization of the notes to the financial statements on financial income (Note 5), financial assets (Note 15), equity (Note 18), long-term borrowings and other financial liabilities (Note 23), short-term borrowings and other financial liabilities (Note 24), and financial instruments (Notes 25 and 26).
1.6.2.	IFRIC INTERPRETATION 6- LIABILITIES ARISING FROM PARTICIPATING IN A SPECIFIC MARKET – WASTE ELECTRICAL AND ELECTRONIC EQUIPMENT
On September 1, 2005, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 6 — Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.
This interpretation follows the European Union Directive 2003/108/ EC of December 8, 2003 enacted in French legislation by the decree n°2005-829 of July 20, 2005, that regulates the collection, treatment, disposal and recycling of waste electrical and electronic equipment in the European Union.
IFRIC 6 provides guidance on the recognition in the financial statements of waste producers of a liability for historical waste
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4      Consolidated Financial Statements for the year ended December 31, 2005
        Note 2. Changes in the scope of consolidation for the years ended December 31, 2005 and 2004 and new waste of private households if national legislation applies the “historical waste” model to new waste, as is notably the case in France.
An entity shall apply this interpretation for annual periods beginning on or after December 1, 2005. Earlier application is encouraged.
As at December 31, 2005, Vivendi Universal is analyzing its potential legal obligations under the aforementioned Directive and decree and the related accounting treatment.
Vivendi Universal will apply IFRIC Interpretation 6 as of January 1, 2006, for the group activities and countries concerned, as the interpretation was endorsed by the European Union on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. As an analysis of the consequences of IFRIC 6 application is currently in progress, the group is not, at this stage, in a position to identify precisely the related costs and to estimate their potential impact.
Note 2. Changes in the scope of consolidation for the years ended December 31, 2005 and 2004
2.1.	Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005
Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi Universal acquired an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi Universal to increase its stake from 35% to 51%, thereby perpetuating its 51% controlling interest. The transaction was completed on January 4, 2005 for €1,112 million. It was partially financed by a long-term borrowing issued in Morocco of MAD 6 billion (i.e. €551 million as at December 31, 2005).
Pursuant to IAS 32, the firm purchase commitment was recorded as a short-term financial liability for €1,100 million in the consolidated statement of financial position as at December 31, 2004 mainly through minority interests and goodwill. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. The definitive goodwill recognized, i.e. €844 million, corresponds to the excess of the acquisition cost (€1,112 million) over the carrying amount of the acquired minority interests (€268 million).
2.2.	Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005
The combination of Cegetel S.A.S. (Cegetel) and Neuf Telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to Neuf Telecom and received 28.2% of the new capital of Neuf Telecom as well as bonds issued by Neuf Telecom for €380 million, of which €200 million were redeemed in cash by Neuf Telecom at the end of November 2005.
SFR and Louis Dreyfus, both reference shareholders of the new company, have an equal stake of 28.2% each while the remaining stake of approximately 44% is held by the historical shareholders of Neuf Telecom. SFR’s 28.2% stake in Neuf Cegetel (15.8% interest for Vivendi Universal, as it holds 56% of SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	from an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received, i.e. €237 million together with the value of the bonds issued by Neuf Telecom), and as the concurrent acquisition of a 28.2% interest in Neuf Telecom,

•	earnings and expenses of Cegetel from January 1, 2004 to August 22, 2005 were therefore deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates,

•	as at December 31, 2005, this transaction resulted in a capital gain of €121 million, before SFR’s minority interests, i.e. €58 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
Please refer to Note 7.1 “Combination of Cegetel S.A.S with Neuf Telecom”.
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Consolidated Financial Statements for the year ended December 31, 2005     4
Note 2. Changes in the scope of consolidation for the years ended December 31, 2005 and 2004
2.3. Acquisition of an additional 2% stake in Elektrim Telekomunikacja on December 12, 2005
2.3.1. TELCO / PTC
In December 1999, Vivendi Universal purchased a 49% stake in the share capital of Elektrim Telekomunikacja (Telco), alongside Elektrim S.A. (Elektrim) which held the remaining 51% interest until September 3, 2001. An agreement concerning the shareholding structure and corporate governance of Telco was signed by Vivendi Universal and Elektrim on September 3, 2001. On the same date, Ymer Finance (Ymer), a company incorporated under Luxembourg law, acquired a 2% stake in Telco from Elektrim. In parallel, Vivendi Universal acquired non voting shares in LBI Fund, an investment company operating as a mutual fund, which provided Ymer with the financing necessary to purchase its stake in Telco. Via the mechanism used to determine the net asset value of its shares in the LBI Fund, Vivendi Universal bore the economic risk associated with the assets held by Ymer. Vivendi Universal had no obligation to purchase the Telco shares held by Ymer and this latter was neither entitled nor obligated to sell them to Vivendi Universal. The Telco bylaws grant preemptive rights to Vivendi Universal.
Therefore, up to December 12, 2005, Telco was held 49% by Vivendi Universal, 49% by Elektrim and 2% by Ymer. Telco’s only asset is a 48% investment in the Polish mobile telecom company PTC, alongside Deutsche Telekom (DT) (49%) and Carcom
(3%). Until this date, Carcom was held 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer.
Numerous legal disputes oppose Telco, Vivendi Universal, DT and Elektrim, concerning in particular ownership of the PTC shares held by Telco. Please refer to Note 30 Litigations for an up-to-date description as at February 21, 2006, the date of the Vivendi Universal Management Board meeting held to approve the consolidated financial statements for the year ended December 31, 2005.
2.3.2. ACQUISITION OF AN ADDITIONAL INTEREST IN DECEMBER 2005
After consultation with EU competition authorities in November 2005, Vivendi Universal acquired from Ymer, on December 12, 2005, the stakes it held in Telco (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi Universal held a 51% equity and voting interest in both Telco and Carcom.
As at December 31, 2005, the simplified organization chart of Telco and PTC is as follows:
Organization chart as at December 31, 2004	Simplified organization chart as at December 31, 2005

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4      Consolidated Financial Statements for the year ended December 31, 2005
 Note 2. Changes in the scope of consolidation for the years ended December 31, 2005 and 2004
2.3.3. ACCOUNTING FOR YMER
Up to December 12, 2005, Vivendi Universal bore all risks and enjoyed the majority of economic benefits associated with the investments held by Ymer. As such, and in accordance with SIC Interpretation 12 on the consolidation of special purpose entities, Ymer was fully consolidated by Vivendi Universal.
Since this date and following the €90 million cash payment to Ymer for the acquisition of its interests in Telco and Carcom, Vivendi Universal no longer bears any risk or enjoys any economic benefits associated with the investments held by Ymer. As such, Vivendi Universal considered that from December 12, 2005, Ymer no longer satisfied the criteria laid down in SIC Interpretation 12 on the consolidation of special purpose entities. Vivendi Universal therefore deconsolidated Ymer and recognized in its balance sheet its investment in the LBI Fund, which was previously neutralized upon Ymer’s first consolidation. As at December 31, 2005 the net carrying amount of this investment was €87 million (gross carrying amount of €105 million), after reversal of provision in the same amount.
2.3.4. ACCOUNTING FOR TELCO / PTC(1)
Up to December 12, 2005, and notwithstanding the consolidation of Ymer due to the financial risk borne, Vivendi Universal accounted for its interest in Telco using the equity method. In addition, due to the legal disputes surrounding ownership of the PTC shares held by Telco, the investment in PTC has not been consolidated.
Since this date, Vivendi Universal holds a 51% equity and voting interest in Telco and Carcom and exercises exclusive control over these companies, which it fully consolidates. However, due to the legal disputes surrounding ownership of the PTC shares, Telco and Carcom are unable to exercise joint control over PTC as provided in the bylaws. As such, the stake in PTC cannot be consolidated by Vivendi Universal and the impact of the full consolidation of Telco by Vivendi Universal is not material.
Taking into consideration the acquisition of an additional stake in December 2005, Vivendi Universal has invested €1,966 million in Telco/PTC (capital and current accounts including capitalized interest). As at December 31, 2005, given the impairment losses recorded since the end of 2001, the net carrying amount of Vivendi Universal’s investment is PTC is €531 million. Please refer to Note 15.4.”Other financial assets at cost or at amortized cost as at December 31, 2005, December 31, 2004 and January 1, 2004”.
2.4. Divestiture of 80% of Vivendi Universal Entertainment (VUE) on May 11, 2004
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and VUE to form NBC Universal (NBCU). This transaction completed on May 11, 2004 and, from an accounting standpoint, resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE for €8,002 million and a concurrent acquisition of a 20% interest in NBC for €4,929 million, resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBCU through its subsidiary Universal Studios Holding Corp. (USH).
From May 12, 2004, Vivendi Universal ceased to consolidate VUE, and now accounts for its stake in NBCU using the equity method. VUE’s assets divested pursuant to the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.
As part of the NBC-Universal transaction, GE paid to USH, on May 11, 2004, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi Universal amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. Vivendi Universal (i) bears the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) bears the net cost of the dividends on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) will receive from NBCU, when VUE Class B preferred interests are redeemed, the potential after-tax economic gain arising on the divestiture of the 56.6 million shares of InterActiveCorp (IACI) stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, businesses excluded from the scope of the combination agreement and other matters customary for a transaction of this type. These commitments are described in Note 29 “Commitments and contingent assets and liabilities”.
On June 7, 2005, Vivendi Universal, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, Vivendi Universal’s obligations above mentioned to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the

(1)	Following the investigation opened by the Commission des Opérations de Bourse (COB) on September 12, 2003, the consolidation using the equity method of Telco, was challenged by a decision of the Autorité des Marchés Financiers (AMF) Sanctions Commission. The AMF Sanctions Commission upheld the criticism challenging the recording of Telco using the equity method rather than proportionate consolidation. On February 4, 2005, Vivendi Universal appealed this decision before the Paris Court of Appeals, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations. On June 28, 2005, the Paris Court of Appeals partially overturned the decision of the AMF Sanctions Commission validating Vivendi Universal’s accounting treatment. On August 25, 2005, the AMF appealed against this decision before the French Supreme Court (Cour de Cassation). On February 3, 2006, Vivendi Universal submitted its briefs in response. Please refer to Note 30 “Litigations”.

In the “Unaudited Supplemental Financial Data” section of the 20-F Form filed with the SEC on July 29, 2005, as requested by the AMF and for information purposes only, Vivendi Universal provided unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental unaudited data present:

-	the unaudited financial statements of Telco in condensed format;

-	the estimated impact of the proportionate consolidation of Telco.

In this respect, the AMF, Vivendi Universal and its auditors exchanged confirmation letters before the filing of the 2004 Document de référence, which were read during the Shareholders’ meeting of April 28, 2005.
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Note 3. Segment data in 2005 and 2004
VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the sale of Universal Parks and Resort were eliminated. Vivendi Universal also renounced the after-tax gain resulting from the increase in IACI’s stock price above $40.82 per share in May 2022.
The divestiture of 80% of Vivendi Universal’s interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact.
The acquisition cost of the 20% stake in NBC received by USH, corresponds to the fair value of this stake as defined in the VUE/ NBC combination agreement, i.e., €4,929 million ($5,854 million). The carrying amount of the NBC assets acquired is €738 million ($877 million).
2.5. Other changes in the scope of consolidation in 2005 and 2004
Preliminary note:
The consideration indicated for the divestitures corresponds to the enterprise value of the divested stake (i.e. the cash received plus the value of principal payments on borrowings deconsolidated from fully consolidated subsidiaries, when applicable).
2.5.1. OTHER MAIN CHANGES IN SCOPE IN 2005 (ACQUISITION, DIVESTITURE, DILUTION OR MERGER) WERE AS FOLLOWS:
•	full consolidation of minority stakes in distribution subsidiaries at SFR (January / April),

•	additional stake in MultiThématiques (now wholly-owned by Canal+ Group) and divestiture of Lagardère Thématiques (February – consideration: €20 million),

•	divestiture of NC Numéricâble (March – consideration: €96 million) : from an accounting standpoint, this transaction led to the divestiture of 80% of Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As at December 31, 2004, NC Numéricâble’s stake was recorded as an asset held for sale (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”),

•	divestiture of a 37.8% ownership interest, representing a 40% voting interest, held in UGC (December – consideration: €89 million) (please refer to Note 14.2 “Changes in the value of equity affiliates in 2005 and 2004”).
2.5.2. OTHER MAIN CHANGES IN SCOPE IN 2004 (ACQUISITION, DIVESTITURE, DILUTION OR MERGER) WERE AS FOLLOWS:
•	discontinuation of Internet operations (January),

•	equity accounting of Mauritel (January) before full consolidation (July),

•	divestiture of Atica & Scipione (February – consideration: €32 million),

•	divestiture of Sportfive (March – consideration: €274 million),

•	divestiture of Kencell (May – consideration: €190 million),

•	divestiture of Monaco Telecom (June – consideration: €267 million),

•	divestiture of «Flux-divertissement» Business of StudioExpand and Canal+ Benelux (June/August – consideration: €42 million),

•	divestiture of UCI Cinemas (October – consideration: €170 million),

•	divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake (December – consideration: €1,497 million).
Note 3. Segment data in 2005 and 2004
3.1. Business segment data
The Group’s activity operates through different Media and Telecommunications businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As at December 31, 2005, Vivendi Universal had five segments:
•	Universal Music Group, publishing and distribution of music contents (original creation or catalogs),

•	Vivendi Universal Games, publishing and distribution of video games, online or on other media (such as console, PC, mobile phones),

•	Canal+ Group, production and distribution of pay-TV in France, analog or digital (terrestrially, via satellite or ADSL),

•	SFR, mobile phone services in France and
2005 Annual Report — Vivendi Universal     193

4      Consolidated Financial Statements for the year ended December 31, 2005
 Note 3. Segment data in 2005 and 2004
•	Maroc Telecom, telecommunications operator (mobile, fixed and Internet), in Morocco.
Vivendi Universal’s Management Board evaluates the performance of these segments and allocates resources to them based on certain performance measures (mainly earnings from operations and cash flow from operations). Segment earnings correspond to each business’ earnings from operations.
Additionally, segment data is elaborated according to the following principles:
•	the segment “Holding & Corporate” includes the cost of Vivendi Universal S.A.’s headquarter in Paris and of its New York office, after the allocation of a portion of these costs to each of the businesses,
•	Vivendi Universal Entertainment (divested on May 11, 2004) and Cegetel S.A.S. (divested on August 22, 2005) qualified as discontinued operations for the years presented (2005 and 2004), pursuant to IFRS 5, paragraph 34,
•	the segment “Non core operations” includes miscellaneous businesses outside Vivendi Universal’s core businesses (mainly Vivendi Telecom International, Vivendi Valorisation), whose assets are being divested or liquidated and which are not sufficiently material to be disclosed as discontinued operations as required by IFRS 5,

•	inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions close to those which would be proposed by third parties,

•	the business segments presented hereunder are identical to those appearing in the information given to Vivendi Universal’s Management Board and Supervisory Board.
Vivendi Universal selected five geographic areas, among which its four main geographic markets (France, Rest of Europe, US and Morocco), as well as the rest of the world.
3.1.1. CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Universal	Vivendi	Canal+	SFR	Maroc	Holding &	Non core	Eliminations	Total
Year Ended December 31, 2005	Music	Universal	Group		Telecom	Corporate	operations		Vivendi
(In millions of euros)	Group	Games				(a)			Universal

External revenues	4,877	641	3,379	8,683	1,848	—	56	—	19,484
Inter-segments revenues	16	—	73	4	12	—	5	(110)	—
Revenues	4,893	641	3,452	8,687	1,860	—	61	(110)	19,484
Operating expenses excl. D&A	(4,133)	(555)	(3,083)	(5,478)	(804)	(149)	(61)	110	(14,153)
Depreciation and amortization (D&A)	(261)	(43)	(165)	(767)	(266)	(8)	(15)	—	(1,525)
Other	(19)	(2)	(1)	(20)	(28)	(38)	48	—	(60)
Earnings from operations	480	41	203	2,422	762	(195)	33	—	3,746
Income from equity affiliates									326
Other income (charges) from ordinary activities									(95)
Earnings from ordinary activities									3,977
Interest and other financial charges and income									401
Provision for income taxes									(204)
Earnings from discontinued operations									92
Earnings									4,266
Attributable to :
Equity holders of the parent									3,154
Minority interests									1,112
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal (€361 million), an investment allocated to the Holding and Corporate business segment (please refer to Note 14 “Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004”).
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. €29 million) and the capital gain realized on the divestiture of this SFR subsidiary (€121 million) recorded under SFR (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).
194      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 3. Segment data in 2005 and 2004

	Universal	Vivendi	Canal+	SFR	Maroc	Holding &	Non core	Eliminations	Total
Year Ended December 31, 2005	Music	Universal	Group		Telecom	Corporate	operations		Vivendi
(In millions of euros)	Group	Games							Universal

External revenues	4,962	475	3,500	7,188	1,569	—	189	—	17,883
Inter-segments revenues	27	—	60	4	12	—	22	(125)	—
Revenues	4,989	475	3,560	7,192	1,581	—	211	(125)	17,883
Operating expenses excl. D&A	(4,225)	(588)	(3,156)	(4,114)	(637)	(181)	(172)	125	(12,948)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(725)	(267)	(14)	(27)	—	(1,654)
Other	(63)	(35)	8	(21)	(15)	2	76	—	(48)
Earnings from operations	359	(203)	188	2,332	662	(193)	88	—	3,233
Income from equity affiliates									221
Other income (charges) from ordinary activities									64
Earnings from ordinary activities									3,518
Interest and other financial charges and income									820
Provision for income taxes									(292)
Earnings from discontinued operations									777
Earnings									4,823
Attributable to :
Equity holders of the parent									3,767
Minority interests									1,056
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal / VUE (€205 million), an investment allocated to the Holding & Corporate business segment (please refer to Note 14 “Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004”).
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. €62 million), a SFR subsidiary until August 22, 2005 and of VUE (80%, i.e. €132 million) and the capital gain realized on the divestiture of VUE (€707 million), recorded under Holding & Corporate (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).
2005 Annual Report — Vivendi Universal      195

4      Consolidated Financial Statements for the year ended December 31, 2005
        Note 3. Segment data in 2005 and 2004

3.1.2.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

	Universal	Vivendi	Canal+	SFR	Maroc	Holding &	Non core	Total Vivendi
	Music	Universal	Group		Telecom	Corporate	operations	Universal
(In millions of euros)	Group	Games

December 31, 2005
Segment assets (a)	8,085	361	5,735	11,498	3,861	8,572	863	38,975
incl. investments in equity affiliates (b)	34	—	5	397	1	6,419	—	6,856
Unallocated assets (c)								5,508
Total assets								44,483
Segment liabilities (d)	3,008	238	2,210	4,401	870	853	297	11,877
Unallocated liabilities (e)								10,998
Total liabilities								22,875
Capital expenditures (f)	43	31	113	1,100	291	2	—	1,580
December 31, 2004
Segment assets (a)	7,436	366	5,709	11,490	3,627	8,111	907	37,646
incl. investments in equity affiliates (b)	22	—	54	64	—	5,633	—	5,773
Unallocated assets (c)								5,393
Total assets								43,039
Segment liabilities (d)	2,930	231	2,135	4,356	708	1,312	388	12,060
Unallocated liabilities (e)								12,887
Total liabilities								24,947
Capital expenditures (f)	54	17	144	870	210	3	24	1,322
January 1, 2004
Segment assets (a)	8,473	554	7,136	11,323	3,127	3,354	1,938	35,905
incl. investments in equity affiliates (g)	35	—	233	66	—	1,760	2	2,096
Unallocated assets (c)								18,098
Total assets								54,003
Segment liabilities (d)	3,004	199	2,690	4,259	635	927	928	12,642
Unallocated liabilities (e)								24,669

Total liabilities								37,311

In addition, segment data is presented in Note 9 “Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004” and Note 10 “Content assets and liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004”.
(a) Including goodwill, content assets, other intangible assets, property, plant and equipment, investments in equity affiliates, financial assets, inventories and trade accounts receivable and other.
(b) From May 12, 2004, Holding & Corporate included the 20% stake in NBC Universal held by Universal Studios Holding Corp. (92.3% owned by Vivendi Universal as at December 31, 2005).
(c) Including deferred tax assets, current tax receivables, cash and cash equivalents and assets held for sale.
(d) Including provisions, other non-current liabilities and trade accounts payable and other.
(e) Included borrowings and other financial liabilities, deferred tax liabilities, current tax payables and liabilities associated with assets held for sale.
(f) The cumulated change in goodwill, content assets, other intangible assets, and property, plant and equipment, was +€235 million in 2005 and -€1,382 million in 2004. The increase in goodwill, and content assets, by segment is presented in Notes 9 and 10. The decrease in other intangible assets, i.e. €240 million in 2005 and €185 million in 2004, mainly concerned SFR (-€241 million in 2005 and +€81 million in 2004). The decrease in property, plant and equipment, i.e. €409 million in 2005 and €865 million in 2004, mainly concerned SFR ( €343 million in 2005 and +€44 million in 2004) and Maroc Telecom (+€92 million in 2005 and +€5 million in 2004).
(g) As at January 1, 2004, Holding & Corporate included a 20% historical stake in VUE, the remaining stake held in VUE by Universal Studios Holding Corp. being recorded as assets held for sale (please refer to Note 7 “Discontinued operations and assets held for sale”).
196      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005      4
Note 3. Segment data in 2005 and 2004
3.2. Geographic data
Information by geographic area is the second level of segment data. Revenues are presented based on the customers’ location.
Segment assets are detailed by location of the consolidated operations.

	Year Ended December 31,
(In millions of euros)	2005		2004

Revenues
France	12,216	63%	10,835	61%
Rest of Europe	1,933	10%	2,176	12%
US	2,414	12%	2,260	13%
Morocco	1,773	9%	1,516	8%
Rest of World	1,148	6%	1,096	6%
	19,484	100%	17,883	100%

(In millions of euros)	December 31, 2005		December 31, 2004		January 1, 2004

Segment assets (a)
France	19,053	49%	19,423	52%	20,129	56%
Rest of Europe	1,680	4%	1,840	5%	2,398	7%
US	14,049	36%	12,435	33%	9,754	27%
Morocco	3,746	10%	3,527	9%	3,127	9%
Rest of World	447	1%	421	1%	497	1%
	38,975	100%	37,646	100%	35,905	100%

(a) Please refer to the definition provided in (a) to the Note 3.1.2. “Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004”.
In 2005 and 2004, capital expenditures were mainly realized by SFR and Maroc Telecom whose operations are mainly located in France and in Morocco.
2005 Annual Report — Vivendi Universal      197

4      Consolidated Financial Statements for the year ended December 31, 2005
Note 4. Earnings before interest and other financial charges and income and provision for income taxes for the years ended December 31, 2005 and 2004

Note 4.	Earnings before interest and other financial charges and income and provision for income taxes for the years ended December 31, 2005 and 2004

4.1.	Breakdown of revenues and cost of revenues for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004

Product sales, net	5,739	5,805
Service revenues	13,700	12,056
Other	45	22
Revenues	19,484	17,883
Cost of products sold, net	(3,699)	(3,696)
Cost of service revenues	(6,196)	(5,434)
Other	(3)	30
Cost of revenues	(9,898)	(9,100)
Margin from operations rate	49%	49%
Shipping and handling costs reimbursed by customers which are recorded as revenues amounted to €10 million in 2005 compared to €18 million in 2004.

4.2.	Personnel costs and average employee numbers for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros except number of employees)	Note	2005	2004

Annual average number of full time equivalent employees		37,166	38,889
Salaries		(1,561)	(1,535)
Social security and other employment charges		(367)	(386)
Capitalized personnel costs		16	18
Wages and expenses		(1,912)	(1,903)
Share-based compensation	19	(50)	(64)
Employee benefit plans	21	(92)	(48)
Other		(112)	(116)
Personnel costs		(2,166)	(2,131)

4.3.	Additional information on operating expenses for the years ended December 31, 2005 and 2004

4.3.1.	RESEARCH AND DEVELOPMENT COSTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Research and development costs recorded in expenses amounted to €143 million and €194 million in 2005 and 2004, respectively.
4.3.2. ADVERTISING COSTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Advertising costs amounted to €637 million in 2005 compared to €658 million in 2004.
198     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 5. Interest and other financial charges and income for the years ended December 31, 2005 and 2004

4.4.	Other income from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Dividends from unconsolidated interests	27	38	23
Interests received on loans to equity affiliates and other financial receivables		37	66

Other income from ordinary activities		75	89

4.5.	Other charges from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Impairment of goodwill losses	9.3	(50)	(23)
Impairment losses of other intangible assets acquired in business combinations		—	(2)
Other non cash write-off	14.2	(124)	—
Other		4	—

Other charges from ordinary activities		(170)	(25)

Note 5. Interest and other financial charges and income for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004

Interest expenses on borrowings	(262)	(362)
Interest income from cash and cash equivalents	45	40
Interest income (expenses) on interest rate swaps	(1)	(84)
Interest	(218)	(406)
Premiums incurred for early redemption of notes and other financial liabilities	(71)	(308)
Impact of other amortized cost on borrowings	(44)	(178)
	(115)	(486)
Downside adjustment of the value of derivative instruments	(21)	(117)
Capital loss on the divestiture of businesses or financial investments	(26)	(108)
Interest cost related to employee benefit plans	(75)	(83)
Effect of undiscounting other assets and liabilities	(13)	(14)
Other	(37)	(65)
Other financial charges	(287)	(873)
Upside adjustment of the value of derivative instruments	19	107
Capital gain on the divestiture of businesses or financial investments	694	1,846
Expected return on assets of employee benefit plans	40	46
Other	153	100
Other financial income	906	2,099
Other financial charges and income	619	1,226

Interest and other financial charges and income	401	820

Interest on borrowings after amortized cost adjustments (including premiums incurred for early redemption of borrowings) is
- €333 million in 2005 and -€892 million in 2004.
2005 Annual Report — Vivendi Universal      199

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 6. Income taxes for the years ended December 31, 2005 and 2004

Note 6. Income taxes for the years ended December 31, 2005 and 2004

6.1.	Components of the provision for income taxes

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Provision for income taxes:
Current
Tax savings related to the Consolidated Global Profit Tax System	6.1.1	507	464
Tax savings related to the US fiscal group		258	167
Use of tax losses and temporary differences previously unrecognized		14	117
Adjustments to prior year tax expense (a)		49	—
Current provision for income taxes		(1,519)	(1,414)
		(691)	(666)
Deferred
Impact of the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes in deferred tax assets		145	61
Impact of the change(s) in tax rates		(16)	(10)
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other deferred tax income / (expenses)		(30)	(169)
		487	374

Provision for income taxes		(204)	(292)

(a)	Including the impact of adjustments to prior year tax expenses and other revised tax assessments, where applicable.

6.1.1.	CONSOLIDATED GLOBAL PROFIT TAX SYSTEM
On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as at December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Universal Games, CanalSat, SFR and, as of January 1, 2005 Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as at December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to use ordinary losses carried forward.
On this basis, the impact of the Consolidated Global Profit Tax System on the valuation of Vivendi Universal ordinary tax losses available for carry forward is as follows:
•	as at December 31, 2004, as head company consolidating for tax purposes the results of French and foreign companies (based on “French” tax results for the latter) in which it holds at least 50% of the share capital, as well as Canal+ S.A., Vivendi Universal carried forward losses of €11,258 million,

•	as at February 21, 2006, date of the Management Board meeting held to approve the financial statements for the year ended December 31, 2005, the “French” 2005 taxable profits of tax group companies cannot be determined with sufficient certainty. As such, the amount of ordinary tax losses available for carry forward as at December 31, 2005 can also not be determined with sufficient certainty at this date,

•	therefore, before adjustment for the impact of 2005 taxable profits on the future utilization of ordinary tax losses carried forward, Vivendi Universal S.A. will be able to realize maximum tax savings of €3,752 (undiscounted value based on the current income tax rate of 33.33%),

•	nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity, in terms of both future results and scope of activities,

•	Vivendi Universal therefore values its tax losses carried forward under the Consolidated Global Profit Tax System based on one year’s forecast results, taken from the budget for the following year.
200       2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 6. Income taxes for the years ended December 31, 2005 and 2004
As at December 31, 2005, Vivendi Universal S.A. recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), in 2005 the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million.
As at December 31, 2004, Vivendi Universal S.A. recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million), and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).

6.1.2.	PROVISION FOR INCOME TAXES AND INCOME TAX PAID BY GEOGRAPHICAL AREA

	Year Ended December 31,
(In millions of euros)	2005	2004

Provision for income taxes:
Current
France	(437)	(430)
US	7	(16)
Morocco	(260)	(232)
Other jurisdictions	(1)	12
	(691)	(666)
Deferred
France	156	393
US	292	(24)
Morocco	7	5
Other jurisdictions	32	—
	487	374
Provision for income taxes	(204)	(292)
Income tax (paid) / collected :
France	(1,057)	(333)
including Consolidated Global Profit Tax System (a)	464	—
including SFR (b)	(1,414)	(68)
US	7	(17)
Morocco	(279)	(220)
Other jurisdictions	(57)	(52)

Income tax paid	(1,386)	(622)

(a)	Tax savings generated by the Consolidated Global Profit Tax System in respect of 2004 received in cash in 2005.

(b)	The increase in the tax expense paid by SFR was notably due to catch-up adjustments resulting from the rationalization of the SFR Cegetel Group legal structure at the end of 2003.
2005 Annual Report — Vivendi Universal     201

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 6. Income taxes for the years ended December 31, 2005 and 2004
6.2. Effective tax rate

		Year Ended December 31,
(In millions of euros, except %)	Note	2005	2004

Earnings, attributable to equity holders of the parent		3,154	3,767
Add back:
Provision for income taxes		204	292
Earnings from discontinued operations		(92)	(777)
Minority interests		1,112	1,056
Earnings from continuing operations before provision for income taxes		4,378	4,338
French statutory tax rate (a)		33.3%	33.3%
Theoretical provision for income taxes based on French statutory tax rate		(1,459)	(1,446)
Reconciliation of the theoretical and effective provision for income taxes:
Permanent differences
Income from equity affiliates (b)		114	74
Long term capital gains and losses taxed at reduced rate		—	81
Untaxable consolidation capital gains		104	222
Other differences from tax rates		(75)	(79)
Other permanent differences		(154)	(117)
Restatements in respect of the provision for income taxes of previous years
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other		49	—
Tax losses
Current tax savings related to the Consolidated Global Profit Tax System	6.1.1	507	464
Change in the deferred tax asset related to the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes from deferred tax assets		123	—
Use of unrecognized ordinary losses (France and US)		215	209
Unrecognized tax losses		(16)	(192)
Effective provision for income taxes		(204)	(292)
Effective tax rate		4.7%	6.7%

(a)	The French statutory tax rate is 33.33%. The December 30, 2004 Finance Act (Act n°2004-1484) provided for the phasing out of the additional contribution (contribution additionelle) surtax, equal to 3% of the corporate tax liability of French companies since 2002. This surtax has since been reduced to 1.5% from January 1, 2005 and will be abolished in 2006. Act n°99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate tax liability of French companies. This surtax had the effect of raising the French corporate tax rate by 1.1 percentage points. The French corporate tax rate was therefore 34.93% in 2005 (versus 35.43% in 2004) and will be 34.43% in 2006.

(b)	Non-taxable consolidation adjustments.
202      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 6. Income taxes for the years ended December 31, 2005 and 2004
6.3. Changes in current and deferred tax assets and liabilities

	January 1,	December 31,	(Expense)	Impact on	Payments /	Changes	Changes	December 31,
	2004	2004	/ income	equity	(Collections)	in scope of	in foreign	2005
			in the			consolidation	currency
			statement				translation
			of earnings				adjustments
(In millions of euros)							and other

Current taxes
Asset	373	772	828	—	(514)	3	(267)	822
including Consolidated Global Profit Tax System	—	464	507	—	(464)	—	—	507
Liability	(1,157)	(1,298)	(1,519)	—	1,900	(1)	156	(762)
	(784)	(526)	(691)	—	1,386	2	(111)	60
Deferred taxes
Asset	1,102	1,282	375	—	—	(42)	169	1,784
including Consolidated Global Profit Tax System	—	561	225	—	—	—	—	786
Liability	(3,670)	(3,282)	112	55	—	81	(442)	(3,476)
including Consolidated Global Profit Tax System	—	(69)	(137)	—	—	—	—	(206)

	(2,568)	(2,000)	487	55	—	39	(273)	(1,692)
Deferred tax asset and liability components

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Deferred tax assets
Activable deferred taxes (a)	5,251	5,362	11,016
Unrecognized deferred taxes (c)	(3,467)	(4,080)	(9,914)
Recorded deferred tax assets	1,784	1,282	1,102
Deferred tax liabilities
Neutralization of the deferred tax assets due to the Consolidated Global Profit Tax System	206	69	—
Purchase accounting reevaluation of assets (d)	824	732	1,021
DuPont share redemption (e)	1,559	1,356	1,512
Spirits and wine sale	225	397	428
Other	662	728	709
Recorded deferred tax liabilities	3,476	3,282	3,670

Deferred tax assets / (liabilities), net	(1,692)	(2,000)	(2,568)

(a)	Mainly includes deferred tax assets in respect of ordinary tax losses carried forward by Vivendi Universal as head of the tax group under the Consolidated Global Profit Tax System (€3,752 million as at December 31, 2004 before utilization for 2005 tax savings, estimated at €507 million; please refer to Note 6.1.1 above), and ordinary tax losses carried forward by the US tax group (€263 million) and deferred tax assets in respect of other deductible tax bases.

(b)	Article 39 of the amended 2004 Finance Act introduced a progressive capital gains tax exemption over three years. As such, as at December 31, 2004, Vivendi Universal was only able to recognize the relief of long-term capital losses against capital gains expected in 2005 and 2006, at the tax rates prevailing in these years (2005: 15.72%; 2006: 8.26%). Application of these principles led Vivendi Universal to recognize a restricted deferred tax asset of €38 million as at December 31, 2005 and €33 million as at December 31, 2004. This rise was due to an increase in the reduced-tax rate base.

(c)	Not recognized due to gross assets value prospects. As at December 31, 2005, they mainly concerned tax losses carried forward. In effect, the period during which tax losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. Vivendi Universal S.A. recognized expected tax savings for the years 2005 and 2006 only (please refer to paragraph 6.1 above).
2005 Annual Report — Vivendi Universal     203

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 7. Discontinued operations and assets held for sale in 2005 and 2004

(d)	These tax liabilities generated by asset revaluations as a result of the purchase price allocation of company acquisition costs are cancelled on the depreciation, amortization or divestiture of the underlying asset and generate no current tax charge.

(e)	The changes recognized in 2005 and 2004 mainly relate to foreign currency translation adjustments. The tax treatment reported by Seagram in 1995 with respect to the DuPont share redemption is being challenged by the US Internal Revenue Service. Please refer to Note 30 “Litigations”.

6.4.	Tax audits
The years ended December 31, 2005, 2004 and prior are, where appropriate, open to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional tax in respect of prior years. Management believes that settlements will not have a material impact on the results of operations, financial position or liquidity of Vivendi Universal.

Note 7. Discontinued operations and assets held for sale in 2005 and 2004
Statements of earnings

	Year Ended December 31,
(In millions of euros)	2005	2004

Equity earnings of Cegetel S.A.S. (up to 71.8%)	(29)	(62)
Capital gain realized on the divestiture of 71.8% of Cegetel S.A.S. (no tax impact)	121	—
Equity earnings of VUE (up to 80%)	—	132
Capital gain realized on the divestiture of 80% of VUE, net of tax of €244 million	—	707

Earnings from discontinued operations	92	777

Statements of financial position

Statements of financial position (In millions of euros)	December 31, 2005	December 31, 2004(a)	January 1, 2004 (b)

Assets held for sale	—	180	13,897
Liabilities associated with assets held for sale	—	108	6,815
Equity associated with assets held for sale	—	—	231	(c)
Consolidated statements of cash flows

	Year Ended December 31,
(In millions of euros)	2005 (d)	2004 (d) (e)

Net cash provided by operating activities of discontinued operations	(6)	550
Net cash provided by (used for) investing activities of discontinued operations	(18)	(703)
Net cash provided by (used for) financing activities of discontinued operations	21	1,144
Net cash outflow related to the divestiture of the period	3	(980)

Net cash related to discontinued operations	—	11

(a)	NC Numéricâble. Please refer to Note 2.5. “Other changes in scope in 2005 and 2004”.

(b)	Mainly VUE.

(c)	Unrealized gains (losses) on available-for-sale securities at VUE.

(d)	Cegetel S.A.S..

(e)	Cegetel S.A.S. and VUE.
204     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 7. Discontinued operations and assets held for sale in 2005 and 2004

7.1.	Combination of Cegetel S.A.S. with Neuf Telecom
Following the Cegetel and Neuf Telecom combination announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the net earnings and expenses of the fixed telephony activity were deconsolidated as at January 1, 2004 and are presented netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates.
Cegetel S.A.S.’s condensed statement of earnings for the periods presented was as follows:

	Period from January 1		Year Ended
	to August 22, 2005		December 31, 2004
(In millions of euros)	234 days		366 days

Revenues	685		1,027
Earnings from operations	(94)		(72)
Earnings before interest and other financial charges and income and provision for income taxes	(94)		(72)
Interest and other financial charges and income	(6)		(8)
Earnings before provision for income taxes	(100)		(80)
Provision for income taxes	—		—
Earnings before adjustments related to the classification of 71.8% of Cegetel S.A.S. as discontinued operations	(100)		(80)
Income from equity affiliates (28.2% of earnings)	(28)		(22)
Earnings from discontinued operations (71.8% of earnings and adjustments)	(29	) (a)	(62)

(a)	Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €42 million after tax as at August 22, 2005.
Cash flow related to Cegetel S.A.S. for the periods presented were as follows:

	Period from January 1	Year Ended
(In millions of euros)	to August 22, 2005	December 31, 2004

Net cash provided by operating activities	(6)	150
Net cash provided by (used for) investing activities	(18)	(159)
Net cash provided by (used for) financing activities	21	20
Net cash outflow related to the divestiture of the period	3	—

Change in cash and cash equivalents	—	11

2005 Annual Report — Vivendi Universal     205

4      Consolidated Financial Statements for the year ended December 31, 2005
        Note 7. Discontinued operations and assets held for sale in 2005 and 2004
7.2. Divestiture of 80% of Vivendi Universal Entertainment (VUE)
In 2004, due to the agreement signed on October 8, 2003 by Vivendi Universal and General Electric for the combination of VUE and NBC, VUE qualified as a discontinued operation and earnings and expenses of VUE from January 1 to May 11, 2004, the closing date of the transaction, were deconsolidated and presented netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates.
VUE’s condensed statement of earnings for the period presented was as follows:

Period from January 1
to May 11, 2004
(In millions of euros)	132 days

Revenues	2,327
Earnings from operations	337
Earnings before interest and other financial charges and income and provision for income taxes	328
Interest and other financial charges and income	(99)
Earnings before provision for income taxes	229
Provision for income taxes	(81)
Earnings before adjustments related to the classification of 80% of VUE as discontinued operations	148
Income from equity affiliates (20% of earnings)	30
Earnings from discontinued operations (80% of earnings and adjustments) (a)	132

(a) Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €34 million after tax, as well as the elimination of intercompany interest of €11 million.
VUE’s condensed statement of financial position as at January 1, 2004 was as follows:

(In millions of euros)	January 1, 2004

Non current assets	15,099
Current assets	1,901
Total assets	17,000
Total equity	8,372
Non current liabilities	4,072
Current liabilities	4,556
Total liabilities	8,628

Total equity and liabilities	17,000

Cash flow related to VUE for the period presented were as follows:

Period from January 1
(In millions of euros)	to May 11, 2004

Net cash provided by operating activities	400
Net cash provided by (used for) investing activities	(544)
Net cash provided by (used for) financing activities	1,124
Retrocedence of generated cash flows (a)	(980)

Change in cash and cash equivalents	—

(a)	The agreement signed by Vivendi Universal, General Electric and NBC on October 8, 2003, for the combination of NBC and VUE, contained specific provisions concerning the availability of cash generated by VUE between October 1, 2003 and May 11, 2004, the transaction completion date. In effect, the agreement provides that Vivendi Universal must pay over all cash generated by VUE between October 1, 2003 and May 11, 2004. As such, the change in VUE cash and cash equivalents in 2004 does not impact Group cash and cash equivalents, in particular given the classification of VUE’s assets, including cash and cash equivalents, in assets held for sale from October 8, 2003.
206      2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 8. Earnings per share for the years ended December 31, 2005 and 2004

Note 8. Earnings per share for the years ended December 31, 2005 and 2004

	Year Ended December 31,
	2005		2004
	Basic	Diluted	Basic	Diluted

Earnings (in millions of euros)
Earnings from continuing operations, attributable to the equity holders of the parent	3,109	3,109	2,983	2,983
Earnings from discontinued operations	92	92	777	777
Earnings, attributable to equity holders of the parent	3,154	3,154	3,767	3,767
Adjusted net income, attributable to equity holders of the parent	2,078	2,078	1,338	1,338
Number of shares (in millions)	1,149.6	1,158.5	1,144.4	1,151.1
Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	2.70	2.68	2.61	2.59
Earnings from discontinued operations per share	0.08	0.08	0.68	0.68
Earnings, attributable to equity holders of the parent per share	2.74	2.72	3.29	3.27
Adjusted net income, attributable to equity holders of the parent per share	1.81	1.79	1.17	1.16
Reconciliation of earnings, attributable to equity holders of the parent and adjusted net income, attributable to equity holders of the parent (please refer to the definition provided in Note 1.4.1.3.) for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
(In millions of euros)	Note	2005	2004	% change

Earnings, attributable to equity holders of the parent		3,154	3,767	-16.3%
Adjustments
Other charges from ordinary activities (a)		170	25
Other financial charges and income (a)		(619)	(1,226)
Earnings from discontinued operations (a)		(92)	(777)
Deferred tax asset related to the Consolidated Global Profit Tax System	6.1	(88)	(492)
Other adjustments on provision for income taxes (b)		(495)	60
Minority interests in adjustments		48	(19)

Adjusted net income, attributable to equity holders of the parent		2,078	1,338	55.3%

(a)	As presented in the consolidated statement of earnings.

(b)	Corresponding to non recurring tax items (in 2005 mainly the reversal of tax liabilities relating to tax years no longer open to audit for -€300 million, changes in deferred tax assets relating to the US tax group for €132 million, other adjustments on current provision for income taxes of previous fiscal years for -€49 million) and to tax impacts of non recurring adjustments.
2005 Annual Report — Vivendi Universal      207

4      Consolidated Financial Statements for the year ended December 31, 2005
        Note 9. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004
The number of shares used in the calculation of earnings per share was as follows:

	Year Ended December 31,
(In number of shares)	Note	2005	2004	% change

Weighted average number of shares outstanding over the period		1,152,131,605	1,072,099,023	7.5%
Notes mandatorily redeemable for new shares of Vivendi Universal (ORA) (maturity: November 2005)	18.2	—	72,822,148
Treasury shares at the end of the period		(2,498,948)	(570,098)
Weighted average number of shares outstanding restated over the period		1,149,632,657	1,144,351,073	0.5%
Potential dilutive effect :
Vivendi Universal stock option plans (a)		8,893,705	6,713,341
Potential dilutive effect of financial instruments :		8,893,705	6,713,341

Weighted average number of shares after potential dilutive effect		1,158,526,362	1,151,064,414	0.6%

(a)	The dilutive effect of Vivendi Universal’s subscriptions plans was determined using the share repurchase method.

Note 9. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004
9.1. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Goodwill, gross	27,063	25,818	27,004
Impairment losses	(13,267)	(12,664)	(14,062)

Goodwill	13,796	13,154	12,942

9.2. Changes in goodwill in 2005 and 2004

				Changes in value			Changes in foreign
				of commitments to			currency translation
	Goodwill as at	Impairment		purchase minority	Changes in scope		adjustments	Goodwill as at
(In millions of euros)	December 31, 2004	losses		interests	of consolidation		and other	December 31, 2005

Universal Music Group	3,755	(50)(a	)	—	—		570	4,275
Vivendi Universal Games	29	—		—	37		11	77
Canal+ Group	3,732	4		(13)	61		—	3,784
including StudioCanal	62	2		—	43		(1)	106
SFR	4,025	—		—	(6)(b	)	5	4,024
Maroc Telecom	1,612	—		—	(22)		46	1,636
Non core operations	1	—		—	—		(1)	—

Total	13,154	(46)		(13)	70		631	13,796

(a)	Pursuant to IAS 12, a write-off of goodwill of €48 million was recorded in order to offset the recognition of deferred tax assets relating to ordinary tax losses not recognized at the end of 2000 as part of UMG’s purchase price allocation.

(b)	Including -€155 million in respect of the deconsolidation of Cegetel S.A.S., partially offset by the recognition of additional goodwill (€97 million) on the acquisition of 35% of the share capital
208       2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005      4
Note 9. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004
of Cegetel S.A.S. from SNCF before the divestiture of Cegetel S.A.S. to Neuf Telecom (please refer to Note 2.2. “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).

	Goodwill as at	Impairment	Changes in value	Changes in scope	Changes in foreign	Goodwill as at
	January 1, 2004	losses	of commitments to	of consolidation	currency translation	December 31, 2004
			purchase minority		adjustments
(In millions of euros)			interests		and other

Universal Music Group	4,114	(5)	—	2	(356)	3,755
Vivendi Universal Games	51	—	—	(1)	(21)	29
Canal+ Group	3,558	(18)	21	33	138	3,732
including StudioCanal	58	—	—	4	—	62
SFR	3,987	—	42	—	(4)	4,025
Maroc Telecom	1,161	—	449	14	(12)	1,612
Non core operations	71	—	—	(73)	3	1

Total	12,942	(23)	512	(25)	(252)	13,154

9.3.	Impairment of goodwill test
In 2005, as in each year or whenever events or a change in the economic environment indicates a risk of impairment, in accordance with IAS 36, Vivendi Universal has reviewed the value of goodwill balances allocated to its operating units. In the absence of any identified impairment risk, tests were performed by Vivendi Universal based on internal valuations of operating units. The following operating units were tested:
•	Canal+ Group: mainly (i) pay-television in France, encompassing the following operating units: Canal+ S.A., CanalSat, MultiThématiques and MédiaOverseas and (ii) Studio Canal;

•	Other operating units: UMG, VUG, SFR, Maroc Telecom.
The main assumptions underlying these valuations are presented in the following table. Growth rates applied are those used to prepare three-year budgets and forecasts and, for later years, rates used by the market.
As at December 31, 2005, based on internal valuations, Vivendi Universal management concluded that the recoverable value of the operating units tested significantly exceeded their carrying amount.
Impairment losses in 2005 amounted to €2 million, compared to €23 million in 2004.
The main assumptions underlying the operating unit valuations are as follows:

	2005			2004
			Perpetual			Perpetual
	Method	Discount Rate	Growth Rate	Method	Discount Rate	Growth Rate

	DCF and guideline			DCF and guideline
Universal Music Group	companies	8.25%	2.5%	companies	9.0%	2.2% - 2.5%
				DCF and guideline
Vivendi Universal Games	DCF	11.0% - 12.0%	3.5%	companies	11.5%	3.5%
Canal+ Group
Pay TV	by reference to the	—	—	DCF and guideline	9.0% - 10.0%	2.0% - 2.5%
	merger of French			companies
	pay-TV operations
	signed with TF1
	and M6 on
	January 6, 2006
				DCF and guideline
StudioCanal	DCF	8.0% - 9.0%	2.0% - 2.5%	companies	9.0% - 10.0%	-8.0%
	DCF and guideline			Guideline
SFR	companies	8.00%	2.5%	companies	—	—
	stock market price,
	DCF and guideline
Maroc Telecom	companies	10.50%	2.5%	stock market price	—	—
DCF: Discounted Cash Flows.
Guideline companies : stock market multiples and operations
2005 Annual Report — Vivendi Universal       209

4       Consolidated Financial Statements for the year ended December 31, 2005
Note 10. Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 10.	Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
10.1. Content assets as at December 31, 2005, December 31, 2004 and January 1, 2004

		Accumulated
	Content assets,	amortization and
December 31, 2005	gross	impairment losses	Content assets

(In millions of euros)
Music catalogs and publishing rights	5,350	(3,361)	1,989
Advances to artists and repertoire owners	366	—	366
Sport rights	355	—	355
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33
Content assets	9,953	(6,701)	3,252
Deduction of current content assets	(983)	193	(790)
Non current content assets	8,970	(6,508)	2,462

		Accumulated
	Content assets,	amortization and
December 31, 2004	gross	impairment losses	Content assets

(In millions of euros)
Music catalogs and publishing rights	4,694	(2,784)	1,910
Advances to artists and repertoire owners	321	—	321
Sport rights	187	—	187
Film and television costs	3,528	(2,972)	556
Games advances	155	(119)	36
Content assets	8,885	(5,875)	3,010
Deduction of current content assets	(729)	150	(579)
Non current content assets	8,156	(5,725)	2,431

		Accumulated
	Content assets,	amortization and
January 1, 2004	gross	impairment losses	Content assets

(In millions of euros)
Music catalogs and publishing rights	5,058	(2,792)	2,266
Advances to artists and repertoire owners	439	—	439
Sport rights	103	—	103
Film and television costs	4,096	(3,433)	663
Games advances	176	(93)	83
Content assets	9,872	(6,318)	3,554
Deduction of current content assets	(704)	121	(583)
Non current content assets	9,168	(6,197)	2,971
210     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005      4
Note 10. Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
Changes in the main content assets during the years ended December 31, 2005 and 2004 were as follows:

	Year Ended December 31,

(In millions of euros)	2005	2004

Opening balance of music catalogs and publishing rights	1,910	2,266
Amortization, net	(200)	(232)
Purchases of catalogs	6	99
Divestitures of catalogs	—	(51)
Changes in foreign currency translation adjustments and other	273	(172)
Closing balance of music catalogs and publishing rights	1,989	1,910
The music catalogs and publishing rights mainly include intangibles acquired with the Seagram Company Ltd. acquisition in December 2000, recorded on the basis of third-party appraisals of $5,358 million obtained at the time. These valuations were based on discounted expected future cash flows from the entire portfolio of recordings of artists under contract with UMG at the time of the acquisition and recordings of artists no longer under contract, but for which UMG had continuing rights. In 2002 and 2003, the assets were impaired as a result of updated appraisals in the amount of €2,125 million and €270 million, respectively.

	Year Ended December 31,

(In millions of euros)	2005	2004

Opening balance of advances to artists and repertoire owners	321	439
Payment of advances	588	535
Recoupment of advances, net	(570)	(669)
Changes in foreign currency translation adjustments and other	27	16
Closing balance of advances to artists and repertoire owners	366	321

	Year Ended December 31,

(In millions of euros)	2005	2004

Opening balance of sport rights	187	103
Rights acquisition	554	383
Rights accrual	198	161
Consumption of broadcasting rights	(570)	(460)
Other	(14)	—
Closing balance of sport rights	355	187
Canal + Group obtained exclusive rights to broadcast the French Professional Soccer League for the seasons 2005 — 2006, 2006 — 2007 and 2007 — 2008. The rights acquired amounted to €1,800 million, i.e. €600 million for each season. They have been recognized as follows:
•	at the acquisition of the rights in December 2004, they were recorded as off balance sheet commitments for €1,800 million,
•	upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount (to which the related VAT was added). At that date, the rights recorded as off balance sheet commitments amounted to €1,200 million and related to the 2006 — 2007 and 2007 — 2008 seasons,

•	the asset is then amortized in cost of revenues, over the broadcasting period, on a pro rata to the games broadcast. As at December 31, 2005, after broadcasting 19 days of League 1, the portion of the rights related to the 2005 — 2006 season amortized amounted to €300 million and the net amount of these rights in content assets was therefore €300 million,

•	accounts payable is amortized in line with payments to the French Professional Soccer League. As at December 31, 2005, in accordance with the payment schedule, payments relating to the
2005 Annual Report — Vivendi Universal     211

4       Consolidated Financial Statements for the year ended December 31, 2005
Note 10. Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
rights to the 2005 — 2006 season amounted to €273 million and the accounts payable balance (including the VAT) was therefore €391 million.

	Year Ended December 31,

(In millions of euros)	2005	2004

Opening balance of film and television costs	556	663
Acquisition of coproductions and catalogs	25	49
Coproductions developped internally	—	9
Consumption of coproductions and catalogs	(44)	(120)
Acquisition of film and television rights	567	588
Consumption of film and television rights	(551)	(578)
Other	(44)	(55)
Closing balance of film and television costs	509	556
Additional information on film costs and television programs excluding broadcasting rights:

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Film costs (a):
Released in theaters, less amortization	252	303	301
Completed, not released	—	—	52
In production	22	33	81
	274	336	434
Costs of television coproductions:
Released, less amortization	5	6	13
In production	1	4	8
	6	10	21
Film and television costs generating income	280	346	455

(a) Including films produced or acquired before their first release for sale to third parties, as well as television rights catalogs.
At Canal+ Group, based on management total gross revenue estimates as at December 31, 2005, approximately 37% of completed and unamortized film and television costs (excluding amounts allocated to acquired catalogs) are expected to be amortized in 2006, and approximately 83% by December 31, 2008. Amortization of acquired film catalogs recorded for the years ended December 31, 2005 and 2004 was €33 million and €35 million, respectively. As at December 31, 2005, the Company estimated that payments to beneficiaries and guilds of approximately €60 million would be due in 2006.
10.2. Content liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Music royalties to artists and repertoire owners	1,514	1,348	1,342
Creative talent and employment agreements	196	160	244
Content liabilities	1,710	1,508	1,586
As at December 31, 2005, liabilities relating to sport rights and film and television rights amounted to €373 million and €135 million respectively.
Content liabilities are recorded in “other non-current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non-current.
212       2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005       4
Note 10. Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
10.3. Contractual content commitments as at December 31, 2005
Commitments given recorded in the Statement of financial position

	Total as at	Payments due in
(in millions of euros)	December 31, 2005	2006	2007	2008	2009	2010	After 2010

Film and television rights (a)	135	135	—	—	—	—	—
Sport rights (b)	373	358	5	10	—	—	—
Creative talent and employment agreements (c)	196	57	28	16	65	3	27
Total	704	550	33	26	65	3	27
As at December 31, 2005, the current portion of music royalties to artists and repertoire owners amounted to €1,341 million.
The portion of these royalties maturing after 12 months amounted to €173 million.
Off balance sheet commitments given/received

	Total as at	Payments due in						Total as at
(in millions of euros)	December 31, 2005	2006	2007	2008	2009	2010	After 2010	December 31, 2004

Film and television rights (a)	2,320	795	337	237	156	138	657	2,081
Sport rights	1,377 (b)	309	690	362	13	2	1	1,973
Creative talent and employment agreements (c)	930	418	247	136	53	50	26	830
Total given	4,627	1,522	1,274	735	222	190	684	4,884
Film and television rights (a)	(111)	(82)	(22)	(6)	—	—	(1)	(79)
Sport rights	(48)	(19)	(19)	(10)	—	—	—	—
Creative talent and employment agreements (c)	Not Quantifiable
Total received	(159)	(101)	(41)	(16)	—	—	(1)	(79)

The amount presented above for off balance sheet commitments given is the minimum amount guaranteed to third parties.

(a) Including primarily contracts valid over several years relating to the broadcast of future film and TV productions (mainly exclusivity contracts with major US studios and pre-purchases in the French movie industry), StudioCanal film coproduction commitments (given and received) and broadcasting rights of CanalSat and Cyfra+ multichannel digital TV packages. They are recorded as content assets when the broadcast is available for initial release.
(b) Including €1,200 million in respect of residual rights to broadcast the French Professional Soccer League won by Canal+ Group in December 2004 for the seasons 2006 — 2008. These rights will be recognized in the statement of financial position on the opening of the related sport season or at first payment.
(c) UMG routinely commits to artists and other parties to pay agreed amounts upon delivery of content or other product («Creative talent and employment agreements»). Where the artist or other party has not yet delivered, UMG discloses its obligation as an off balance sheet commitment. While the artist or other party is also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off balance sheet commitments.
Other off balance sheet commitments received
•	VUG granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China The 9 in China and to Softworld in Taiwan. The game was launched in China in June 2005 and in November 2005 in Taiwan. In both cases, VUG has received a guaranteed minimum earning from royalties. In addition, these partners are responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing,

•	Canal+ Group has received commitments from its subscribers estimated at approximately €1,907 million (including VAT) as at December 31, 2005. This estimate reflects the minimum commitments granted by subscribers over the residual life of the contracts (including decoder rental, where appropriate).
2005 Annual Report — Vivendi Universal      213

4       Consolidated Financial Statements for the year ended December 31, 2005
Note 11. Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 11. Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004
11.1. Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2005	assets, gross	impairment losses	assets

(In millions of euros)
Internally developed software (a)	839	(483)	356
Acquired software (b)	1,202	(901)	301
Telecom licenses	988	(158)	830
Trade names (c)	232	(188)	44
Other	898	(492)	406
	4,159	(2,222)	1,937

As at December 31, 2005, Vivendi Universal does not hold any other intangible assets with an indefinite life.

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2004	assets, gross	impairment losses	assets

(In millions of euros)
Internally developed software (a)	819	(492)	327
Acquired software (b)	1,348	(929)	419
Telecom licenses	970	(89)	881
Trade names (c)	202	(151)	51
Other	1,022	(523)	499
	4,361	(2,184)	2,177

		Accumulated
	Other intangible	amortization and	Other intangible
January 1, 2004	assets, gross	impairment losses	assets

(In millions of euros)
Internally developed software (a)	703	(410)	293
Acquired software (b)	1,199	(782)	417
Telecom licenses	956	(41)	915
Trade names (c)	228	(149)	79
Other	1,405	(747)	658
	4,491	(2,129)	2,362

(a) Including mainly the cost of internal software developed by SFR and amortized over 4 years.
(b) Including mainly SFR software amortized over 4 years.
(c) VUG trade names, amortized on a straight line basis over 10 years.
214       2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 12. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004
11.2. Changes in other intangible assets for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004

Opening balance	2,177	2,362
Amortization (a)	(414)	(371)
Impairment losses	(3)	(2)
Acquisitions	254	321
Increase related to internal developments	197	161
Divestitures / Decrease	(24)	(46)
Changes in scope of consolidation (b)	(234)	(33)
Reclassification as an asset held for sale	—	(13)
Changes in foreign currency translation adjustments	19	(13)
Other	(35)	(189)
Closing balance	1,937	2,177

(a) Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the amortization charge mainly concerned telecom licenses (SFR: -€38 million, Maroc Telecom: -€25 million), internally developed software (-€101 million) and acquired software (-€144 million).
(b) In 2005, concerned Cegetel S.A.S. other intangible assets including internally-developed software for €47 million, acquired software for €12 million, telecom licenses for €18 million and user rights and rights of passage for €209 million (please refer to Note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom as at August 22, 2005”).
Note 12. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004
12.1. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004

	Property, plant	Accumulated
	and equipment,	depreciation and	Property, plant
December 31, 2005	gross	impairment losses	and equipment

(In millions of euros)
Land	297	(29)	268
Buildings	1,905	(1,111)	794
Equipment and machinery	5,985	(3,610)	2,375
Construction-in-progress	239	—	239
Other	2,436	(1,781)	655
	10,862	(6,531)	4,331

2005 Annual Report — Vivendi Universal       215

4       Consolidated Financial Statements for the year ended December 31, 2005
Note 12. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004

		Accumulated
	Property, plant and	depreciation and	Property, plant and
December 31, 2004	equipment, gross	impairment losses	equipment

(In millions of euros)
Land	362	(35)	327
Buildings	1,967	(1,056)	911
Equipment and machinery	6,237	(3,754)	2,483
Construction-in-progress	365	(1)	364
Other	2,319	(1,664)	655
	11,250	(6,510)	4,740

		Accumulated
	Property, plant and	depreciation and	Property, plant and
January 1, 2004	equipment, gross	impairment losses	equipment

(In millions of euros)
Land	640	(64)	576
Buildings	2,250	(1,178)	1,072
Equipment and machinery	6,261	(3,696)	2,565
Construction-in-progress	502	(9)	493
Other	3,087	(2,188)	899
	12,740	(7,135)	5,605
12.2. Changes in property, plant and equipment for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004

Opening balance	4,740	5,605
Depreciation (a)	(870)	(1,100)
Acquisitions / Increase	1,163	1,051
Divestitures / Decrease	(137)	(521)
Changes in scope of consolidation (b)	(634)	(85)
Reclassification as an asset held for sale	—	(180)
Changes in foreign currency translation adjustments	52	(23)
Other	17	(7)
Closing balance	4,331	4,740

(a) Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the depreciation charge mainly concerned buildings (€135 million) and equipment and machinery (€526 million).
(b) In 2005, concerned Cegetel S.A.S. property, plant and equipment including land for €3 million, buildings for €75 million, equipment and machinery for €438 million and construction-in-progress for €87 million (please refer to Note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom as at August 22, 2005”).
216     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005      4
Note 13. Property, plant, equipment and intangible assets of telecom operations
12.3. Property, plant and equipment financed by finance lease contracts

(in millions of euros)	December 31, 2005

Land	21
Buildings	256
Equipment and machinery	7
Property, plant and equipment financed by finance lease contracts	284

Property, plant and equipment financed by finance lease contracts mainly included:
•	an office block located in La Défense sold to Philip Morris Capital Corporation (PMCC) in 1998 and leased back to Vivendi Universal under a very long-term lease (30 years) with a net carrying amount of €84 million as at December 31, 2005. The legal documentation provides PMCC with the ability to accelerate the lease if Vivendi Universal sells all or substantially all of its assets in the energy and water sector. In a letter dated November 18, 2003, PMCC advised Vivendi Universal that, pursuant to this clause, it was studying the impact of the sale by Vivendi Universal of 50% of its stake in Veolia Environnement in December 2002 and the grant of call options by Vivendi Universal covering its remaining stake in Veolia Environnement,

•	two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases (expiring in 2012 and 2016), with a total net carrying amount of €90 million as at December 31, 2005.
Depreciation charges expensed in 2005 in respect of property, plant and equipment financed by finance lease contracts amounted to €23 million.
Note 13. Property, plant, equipment and intangible assets of telecom operations

(in millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Network equipment (a)	2,160	2,479	2,392
Software (b)	671	649	626
Licenses (b) (c)	574	609	629
Other	440	691	656
Property, plant, equipment and intangible assets of telecom operations at SFR	3,845	4,428	4,303

(in millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Network equipment (a)	844	812	797
Software (b)	82	79	65
Licenses (b) (d)	256	272	286
Other	343	276	288
Property, plant, equipment and intangible assets of telecom operations at Maroc Telecom	1,525	1,439	1,436

(a) Principally antennas, radio and transmission equipment, switch centers and servers and hardware.
(b) Recorded as «Other intangible assets».
(c) Including for €619 million, the gross value of the UMTS license paid by SFR in September 2001 (20-year license to operate a 3G UMTS mobile telephony service in France). This license is amortized on a straight-line basis since service commencement mid- June 2004 and up to termination (i.e. August 2021).
(d) Including the gross value of Maroc Telecom’s license valued at €340 million during the purchase price adjustment allocation of the 35% interest in this subsidiary in April 2001. It is amortized on a straight line basis over 15 years.
2005 Annual Report — Vivendi Universal      217

4       Consolidated Financial Statements for the year ended December 31, 2005
Note 14. Investments in equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 14. Investments in equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004
14.1. Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004

		Voting Interest				Value of Equity Affiliates
		December		December 31,	January 1,	December 31,	December 31,		January 1,
(In millions of euros)	Note	31, 2005		2004	2004	2005	2004		2004

NBC Universal / VUE	2.4	20.0%		20.0%	20.0%	6,419	5,555	(a)	1,699	(b)
Neuf Cegetel	2.2	28.2%		—	—	363	—		—
Elektrim Telekomunikacja	2.3	—	(c)	49.0%	49.0%	—	—		—
Veolia Environnement	2.5	—		—	20.4%	—	—		—
Sportfive	2.5	—		—	46.4%	—	—		203
UGC	2.5	—		37.8%	37.8%	—	78		61
Other		na	*	na *	na *	74	140		133
						6,856	5,773		2,096

*na: not applicable.
(a) Universal Studios Holding Corp.’s historical stake in VUE and the investment in NBC for €4,929 million.
(b) Universal Studios Holding Corp.’s stake in VUE.
(c) Following the acquisition from Ymer of an additional 2% stake in Elektrim Telekomunikacja in December 2005, this affiliate is fully consolidated in Vivendi Universal’s financial statements.
14.2. Changes in value of equity affiliates during the years ended December 31, 2005 and 2004

							Changes in
		Value of Equity					foreign currency	Value of
		Affiliates as at					translation	Equity Affiliates
		December 31,	Changes in Scope		Income from	Dividends	adjustments	as at December
(In millions of euros)	Note	2004	of Consolidation		Equity Affiliates	Received	and other	31, 2005

NBC Universal	2.4	5,555	—		361	(346)	849 (a)	6,419
Neuf Cegetel	2.2	—	413	(b)	(50)	—	—	363
UGC	2.5	78	(80	) (c)	3	—	(1)	—
Other		140	4		12	(9)	(73)	74
		5,773	337		326	(355)	775	6,856

(a) Including the impact of non-cash adjustments relating to the investment in NBC Universal (€124 million).
(b) Corresponds to the reclassification of SFR’s 28.19% stake in Cegetel S.A.S. (€176 million), following the combination of Cegetel S.A.S. with Neuf Telecom (please refer to Note 7), and the 28.19% investment in Neuf Telecom (€237 million).
(c) In December 2005, when the call option was exercised by the family shareholders, Vivendi Universal divested its 37.8% stake in UGC S.A.’s share capital for €89 million (including interest).
218       2005 Annual Report — Vivendi Universal

`

Consolidated Financial Statements for the year ended December 31, 2005       4
Note 14. Investments in equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004

							Changes in foreign
		Value of Equity					currency translation	Value of Equity
		Affiliates as at	Changes in Scope	Income from		Dividends	adjustments	Affiliates as at
(In millions of euros)	Note	January 1, 2004	of Consolidation	Equity Affiliates		Received	and other	December 31, 2004

NBC Universal / VUE	2.4	1,699	4,828	205		(151)	(1,026)	5,555
Veolia Environnement	2.5	—	—	—		—	—	—
Sportfive	2.5	203	(211)	8		—	—	—
UGC	2.5	61	—	16		—	1	78
Other		133	24	15		(3)	(29)	140
		2,096	4,641	244	(a)	(154)	(1,054)	5,773

(a) Excluding the 28.2% share in earnings of Cegetel S.A.S., a discontinued operation, included in “Income from equity affiliates” in the Consolidated statement of earnings (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).
14.3. Financial information relating to equity affiliates as at December 31, 2005 and December 31, 2004
The following condensed information relating to equity affiliates correspond to Vivendi Universal’s equity in the unaudited stand-alone financial statements of these affiliates.

	December 31, 2005
			Elektrim
(In millions of euros)	NBC Universal	Neuf Cegetel (a)	Telekomunikacja (b)	Other	Total

Vivendi Universal’s ownership interests	18.47%	15.79%	49.00%	na*	na*
Revenues	2,089	436	—	124	2,649
Earnings from operations	464	(26)	(4)	10	444
Earnings	338	(28)	(11)	6	305
Total assets	4,951	603	na *	92	5,646
Total liabilities	1,446	452	na *	63	1,961

	December 31, 2004
				Elektrim
(In millions of euros)	NBC Universal (c)	Veolia Environnement (d)		Telekomunikacja	Other	Total

Vivendi Universal’s ownership interests	18.47%	20.40%		49.00%	na*	na*
Revenues	1,503	4,590		—	318	6,411
Earnings from operations	285	302		(13)	14	588
Earnings	177	108		75	25	385
Total assets	4,788	na	*	8	353	5,149
Total liabilities	1,562	na	*	337	221	2,120

na*: not applicable.
(a) Company equity accounted from August 22, 2005.
(b) Company consolidated, with a 51% ownership interest, from December 12, 2005. Please refer to Note 2.3 “Acquisition of an additional 2% stake in Elektrim Telekomunikacja (Telco) on December 12, 2005”.
(c) Company equity accounted from May 12, 2004.
(d) Company equity accounted up to December 9, 2004
2005 Annual Report — Vivendi Universal     219

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 15. Financial assets as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 15. Financial assets as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	Note	December 31, 2005		December 31, 2004		January 1, 2004

Available-for-sale securities	15.1	1,706		1,854		1,207
Derivative financial instruments	15.2	29		257		143
Other		91	(a)	5		7
Financial assets at fair value		1,826		2,116		1,357
Advances to equity affiliates	14	10		379	(b)	345	(b)
Cash deposits backing borrowings	15.3	61		59		230
Other financial receivables		193		209		182
Other	15.4	1,807		1,186		1,742
Financial assets at cost or at amortized cost		2,071		1,833		2,499
Financial assets		3,897		3,949		3,856
Deduction of short-term financial assets		(114)		(162)		(94)
Non current financial assets		3,783		3,787		3,762

(a) Including interests in the LBI Fund for €87 million (please refer to Note 2.3 “Acquisition of an additional 2% stake in ElektrimTelekomunikacja (Telco) on December 12, 2005).
(b) Shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI.
15.1. Changes in available-for-sale securities during the years ended December 31, 2005 and 2004

						Changes in
						foreign currency
						translation
		December 31,	Changes	Acquisition /		adjustments	December 31,
(In millions of euros)	Note	2004	in value	divestiture		and other	2005

Veolia Environnement shares		573	250	—		—	823
DuPont shares		592	(86)	—		84	590
Sogecable shares hedging the exchangeable bonds (a)	23	671	14	(403	) (b)	—	282
Other		18	(8)	—		1	11

Available-for-sale securities		1,854	170	(403)		85	1,706

(a) As at December 31, 2005, including 8.3 million Sogecable shares (compared to 14.7 million as at December 31, 2004) that were subject to a loan. At the time of the issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as a bookrunner for the bond issue.
(b) In November and December 2005, Vivendi Universal divested 12.5 million Sogecable shares to bondholders.

				Changes in
				foreign currency
				translation
	January 1,	Changes	Acquisition /	adjustments	December 31,
(In millions of euros)	2004	in value	divestiture	and other	2004

Veolia Environnement shares	—	573	—	—	573
DuPont shares	606	42	—	(56)	592
Sogecable shares hedging the exchangeable bonds	568	103	—	—	671
Other	33	7	(21)	(1)	18

Available-for-sale securities	1,207	725	(21)	(57)	1,854

220     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 15. Financial assets as at December 31, 2005, December 31, 2004 and January 1, 2004
15.2. Changes in derivative financial instruments during the years ended December 31, 2005 and 2004

					Changes in foreign
					currency translation
	December 31,	Changes	Acquisition /		adjustments	December 31,
(In millions of euros)	2004	in value	divestiture		and other	2005

Collar option on Veolia Environnement shares (a)	93	—	(93)		—	—
Call options on Vinci shares hedging the exchangeable bonds	72	—	(72	) (b)	—	—
Foreign currency hedging swaps	32	(19)	—		—	13
Interest rate swaps	42	(32)	—		—	10
Other	18	(12)	—		—	6

Derivative financial instruments	257	(63)	(165)		—	29

(a) Pursuant to the sale of 15% of the share capital of Veolia Environnement in December 2004, Vivendi Universal and the Société Générale set up a derivative structure comprising a notional commitment covering 5% of the share capital of Veolia Environnement and enabling Vivendi Universal to benefit over a 3-year period from any increase in the share price of Veolia Environnement above €23.91. This derivative structure was terminated early in October 2005. Due to an increase in the share price of Veolia Environnement above the collar trigger price set in December 2004, the unwinding of this instrument gave rise to the recognition in 2005 of financial income of €115 million, definitively acquired by Vivendi Universal, equal to the gross income from the transaction (€208 million after commission) less the value of the collar as at January 1, 2005 (€93 million).
(b) These options were unwound at the same time as the early redemption of the bonds exchangeable for Vinci shares which occurred in March 2005.

				Changes in foreign
				currency translation
	January 1,	Changes	Acquisition /	adjustments	December 31,
(In millions of euros)	2004	in value	divestiture	and other	2004

Collar option on Veolia Environnement shares	—	25	68	—	93
Call options on Vinci shares hedging the exchangeable bonds	16	56	—	—	72
Foreign currency hedging swaps	66	(34)	—	—	32
Interest rate swaps	48	(6)	—	—	42
Other	13	5	—	—	18

Derivative financial instruments	143	46	68	—	257

15.3. Cash deposits backing borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	Note	December 31, 2005	December 31, 2004	January 1, 2004

Cash deposit hedging Universal Studios’ insurance against damages(a)	24	—	—	141
Cash deposits backing finance leases		61	59	89

Cash deposits backing borrowings		61	59	230

(a)	The transaction was unwound on January 13, 2004.
2005 Annual Report — Vivendi Universal     221

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 16. Other changes in net working capital as at December 31, 2005, December 31, 2004 and January 1, 2004
15.4. Other financial assets at cost or at amortized cost as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	Note	December 31, 2005	December 31, 2004	January 1, 2004

Deposits related to Qualified Technological Equipment operations (a)	16.4	807	865	886
Bonds issued by Neuf Telecom	2.2	180	—	—
PTC shares held by Telco and Carcom	2.3	531	—	—
Other unconsolidated interests		151	104	440
Other		138	217	416

Other financial assets at cost or at amortized cost		1,807	1,186	1,742

(a)	Cash deposits assuring the pre-financing of agreement arrangement commission for Qualified Technological Equipment (QTE) operations set up in 1999 and 2001 by SFR.
Note 16. Other changes in net working capital as at December 31, 2005, December 31, 2004 and January 1, 2004
16.1. Changes in net working capital during the years ended December 31, 2005 and 2004

				Changes in foreign
		Net cash provided		currency translation
	As at December 31,	by operating	Changes in Scope	adjustments		As at December 31,
(In millions of euros)	2004	activities	of Consolidation	and other		2005

Inventories	315	48	28	(16)		375
Trade accounts receivable and other	4,528	300	(401)	104		4,531
Working capital assets	4,843	348	(373)	88		4,906
Trade accounts payable and other	8,187	739	(546)	357		8,737
Other non current liabilities	1,955	(225)	(343)	(45)		1,342
Working capital liabilities	10,142	514	(889)	312		10,079

Net working capital	(5,299)	(166)	516	(224	) (a)	(5,173)

(a)	Including -€233 million in respect of changes in foreign currency translation adjustments.

				Changes in foreign
		Net cash provided		currency translation
	As at January 1,	by operating	Changes in Scope	adjustments	As at December 31,
(In millions of euros)	2004	activities	of Consolidation	and other	2004

Inventories	364	(22)	(26)	(1)	315
Trade accounts receivable and other	5,126	(105)	(281)	(212)	4,528
Working capital assets	5,490	(127)	(307)	(213)	4,843
Trade accounts payable and other	8,653	(165)	(553)	252	8,187
Other non current liabilities	1,771	152	(25)	57	1,955
Working capital liabilities	10,424	(13)	(578)	309	10,142

Net working capital	(4,934)	(114)	271	(522)	(5,299)

222     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 16. Other changes in net working capital as at December 31, 2005, December 31, 2004 and January 1, 2004
16.2. Trade accounts receivable and other as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Trade accounts receivable	4,188	4,431	4,679
Trade accounts receivable write-offs	(788)	(847)	(834)
Trade accounts receivable, net	3,400	3,584	3,845
Other	1,131	944	1,281
Including
VAT to be received	635	546	563
Social costs and other taxes	33	20	106
Prepaid charges	167	156	190

Trade accounts receivable and other	4,531	4,528	5,126

16.3. Trade accounts payable and other as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Trade accounts payable	4,766	3,326	3,774
Other	3,971	4,861	4,879
Including
VAT	588	584	634
Social costs and other taxes	408	313	252

Trade accounts payable and other	8,737	8,187	8,653

16.4. Other non-current liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	Note	December 31, 2005	December 31, 2004	January 1, 2004

Advance lease payments in respect of Qualified Technological Equipment operations	15.4	840	906	931
Net cost of dividends on the VUE Class B preferred interests	2.4	—	244	—
Non current content liabilities	10.2	255	286	350
Accrued compensation and other benefits		—	95	115
Other		247	424	375

		1,342	1,955	1,771

2005 Annual Report — Vivendi Universal     223

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 18. Information on the share capital as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 17. Cash and cash equivalents as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005	December 31, 2004	January 1, 2004

Cash	517	1,140	1,259
Cash equivalents	2,385	2,019	1,467
Cash and cash equivalents	2,902	3,159	2,726
As at December 31, 2005, cash equivalents comprised UCITS (€1,748 million), certificates of deposit (€100 million) and term deposits (€537 million).
Note 18. Information on the share capital as at December 31, 2005, December 31, 2004 and January 1, 2004
18.1. Number of common shares and voting rights outstanding as at December 31, 2005, December 31, 2004 and January 1, 2004

(In thousands)	December 31, 2005	December 31, 2004	January 1, 2004

Common shares outstanding (nominal value : €5.5 per share)	1,153,477	1,072,624	1,071,519
Treasury shares (a)	(2,499)	(570)	(80)
Voting rights	1,150,978	1,072,054	1,071,439

(a)     Treasury shares were mainly held to hedge certain stock purchase options granted to management and employees. In 2005, Vivendi Universal acquired a net amount of approximately 1.9 million shares for €44 million, recorded against equity.
18.2. Compound financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004

	ORA (November 25, 2005) (a)			OCEANE (January 2, 2004) (b)
	December 31,	December 31,	January 1,	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004	2005	2004	2004

Statement of financial position
Capital stock	433	—	—	—	—	—
Additional paid-in capital	567	1,000	1,000	204	204	204
Reserves (prepaid interest)	(156)	(156)	(156)	—	—	—
Reserves (equity component)	—	—	—	(204)	(204)	(204)
Equity	844	844	844	—	—	—
Current portion of long term borrowings	—	—	—	—	—	1,699
Borrowings and other financial liabilities	—	—	—	—	—	1,699

(a)     In November 2002, Vivendi Universal issued 78,678,206 notes for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one note. The notes bear interest at 8.25% per annum. Due to the advance payment
224     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 19. Share-based compensation for the years ended December 31, 2005 and 2004 of interest in full on issue (i.e. €233 million), the liability component is nil. As such, the nominal value (€1,000 million) was recognized in Additional paid-in capital and residual issue costs and prepaid interest were deducted from reserves. The redemption of these notes occurred on November 25, 2005 and led to the issuance of 78,672,415 new Vivendi Universal shares. The related share capital increase amounted to €433 million.
(b) In January 1999, Vivendi Universal issued convertible or exchangeable bonds (OCEANE). As at January 1, 2004 the equity component of the OCEANE bonds (€204 million) was presented in Additional paid-in capital, offset through reserves. The liability component of €1,699 million represented the amount redeemed in cash on January 2, 2004.
18.3. 2005 Dividends
On February 21, 2006, date of the Management Board meeting which approved Vivendi Universal’s Consolidated Financial Statements and the appropriation of earnings, Vivendi Universal’s Management Board decided to propose to shareholders the distribution of a dividend of €1 per share, corresponding to a total distribution of €1,146.6 million. This proposal was approved by the Supervisory Board at its meeting of February 28, 2006.
Note 19. Share-based compensation for the years ended December 31, 2005 and 2004
19.1. Impact on earnings before minority interests of share-based compensation for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Employee stock option plans	19.2	48	91
Vivendi Universal employee stock purchase plans	19.3	7	2
Maroc Telecom employee stock purchase plans	19.3	—	4
Share-based compensation (a)		55	97

(a) Including the compensation relating to employees of discontinued operations for €5 million and €33 million in 2005 and 2004, respectively.
19.2. Employee stock option plans
Since its creation through the Seagram Company Ltd. acquisition on December 8, 2000, Vivendi Universal adopted several stock option purchase plans (until 2002) and subscription plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one-third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.
2005 Annual Report — Vivendi Universal     225

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 19. Share-based compensation for the years ended December 31, 2005 and 2004
19.2.1. STOCK OPTION PLANS
Vivendi Universal uses a binomial model to value the personnel cost corresponding to the options granted. The characteristics and assumptions used to value the options granted in 2005, 2004, 2003, 2002 and 2001 were as follows:

	Subscription plans
	2005		2004	2003			2002
Grant date	June 28	April 26	May 21	December 9	May 28	January 29	October 10

Options strike price	€25.13	€23.64	€20.67	€19.07	€14.40	€15.90	€12.10
Maturity (in years)	10	10	10	10	10	8	8
Number of options initially granted	39,000	9,071,000	9,279,600	1,015,000	11,299,000	1,660,000	3,619,300
Options strike price at grant date	€25.50	€23.72	€20.15	€18.85	€15.67	€15.20	€10.98
Expected dividend	€0.80	€0.80	€0.60	€0.60	€0.60	€0.60	—
Expected volatility (*)	17.00%	17.00%	20.00%	20.00%	20.00%	20.00%	60.00%
Risk-free interest rate	3.17%	3.48%	4.35%	3.90%	3.90%	3.90%	5.00%
Expected dividend yield	3.14%	3.37%	2.98%	3.18%	3.83%	3.95%	0.00%
Fair value of the granted options	€4.76	€4.33	€4.78	€4.21	€3.65	€2.64	€7.25

	Purchase plans
	2002				2001
Grant date	May 29	April 24	March 20	January 24	October 10	October 10	April 24	March 9

Options strike price	€33.75	€37.83	€43.35	€53.38	€57.18	€46.87	€73.42	€67.83
Maturity (in years)	8	8	8	8	8	8	8	8
Number of options initially granted	95,000	604,000	200,000	1,456,392	665,210	14,632,293	11,000	129,500
Options strike price at grant date	€33.75	€38.90	€44.75	€53.60	€48.20	€48.20	€75.50	€69.75
Expected dividend	—	—	—	—	0.55	0.55	0.55	0.55
Expected volatility (*)	60.00%	60.00%	60.00%	60.00%	35.00%	35.00%	35.00%	35.00%
Risk-free interest rate	5.00%	5.00%	5.00%	5.00%	4.90%	4.90%	4.90%	4.90%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	1.14%	1.14%	0.73%	0.79%
Fair value of the granted options	€22.87	€26.57	€16.38	€36.36	€18.69	€21.51	€35.24	€32.34

(*)	Volatility is a measure of the amount by which the return on a financial asset is expected to vary over time. The Vivendi Universal share was subject to extremely high volatility during the period preceding that in which the stock option plans were valued (1999 — 2002). As such, Vivendi Universal has limited relevant statistical data on which to base estimates of future volatility for the purpose of valuing its stock option plans in accordance with IFRS 2. Vivendi Universal has therefore valued its stock options using the implicit volatility rate for short-term securities.
This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:
•	rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%,

•	rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%,

•	rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%.

•	Other plans
Prior to the Seagram Company Ltd. acquisition, both Vivendi and Canal+ had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of grant. On December 8, 2000, outstanding options under the Canal+ option plans were converted to or replaced by Vivendi Universal stock option plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. On December 8, 2000, 39,999,747 Seagram stock options were also converted into 32,061,549 Vivendi Universal stock options on ADS (American Depositary Shares). The fair value of the stock options on ADS acquired on December 8, 2000 was recorded in addition to the purchase price.
226     2005 Annual Report — Vivendi Universal

Consolidated Financial Statements for the year ended December 31, 2005     4
Note 19. Share-based compensation for the years ended December 31, 2005 and 2004
For one exceptional performance-related plan, the “outperformance” plan granted on December 8, 2000, outstanding options vest after six years, although could be accelerated after three years based on the performance of the Vivendi Universal common share versus a composite of the Morgan Stanley Capital International (MSCI) Media and Dow Jones Stoxx media indices. In any case, outstanding options expire before the tenth year following the date of grant.
In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock option plans. The largest of these companies are InterActiveCorp. (stock options on ADS) and MP3.Com (stock options on ADS). The fair value of the stock options was recorded in addition to the purchase price.
19.2.2. INFORMATION ON OUTSTANDING PLANS
Transactions involving stock option and stock option on ADS since January 1, 2004 are summarized as follows:

	Stock Options on Ordinary Shares		Stock Options on ADS
		Weighted Average	Number of Stock	Weighted Average
	Number of Stock	Strike Price of Stock	Options on ADS	Strike Price of ADS
	Options Outstanding	Options Outstanding	Outstanding	Options Outstanding
		(in euros)		(in US dollars)
Balance as at January 1, 2004	57,822,758	48.9	44,550,119	48.4
Granted	8,267,200	20.7	1,684,280	36.2
Adjusted	—	—	177	64.4
Exercised	(1,674,669)	19.6	(2,929,000)	18.7
Forfeited	(4,741,765)	36.5	(1,057,479)	36.8
Cancelled	(1,488,466)	56.2	(1,930,571)	64.1
Balance as at December 31, 2004	58,185,058	46.5	40,317,526	49.6
Granted	7,284,600	23.6	1,825,400	28.9
Exercised	(465,656)	13.7	(965,077)	18.1
Forfeited	(1,222,167)	85.3	(2,414,192)	38.7
Cancelled	(1,083,840)	30.0	(860,046)	38.1
Balance as at December 31, 2005	62,697,995	44.7	37,903,611	50.3
Exercisable as at December 31, 2005	40,910,022 (a)	53.3	33,789,143 (a)	51.6

(a)    Amount of stock options exercisable is calculated on the basis of purchase and subscription plans outstanding as at December 31, 2005, excluding exceptional performance-related plans.
2005 Annual Report — Vivendi Universal     227

4     Consolidated Financial Statements for the year ended December 31, 2005
       Note 19. Share-based compensation for the years ended December 31, 2005 and 2004
The following table summarizes information concerning stock options on ordinary shares and stock options on ADS outstanding and vested as at December 31, 2005:

			Weighted Average
		Weighted Average	Remaining		Weighted Average
Range of Strike Prices	Number Outstanding	Strike Price	Contractual Life	Number Vested	Strike Price

Stock options on ordinary shares
in euros		(in euros)	(in years)		(in euros)

Under €20	13,942,324	14.3	6.7	10,659,484	14.2
€20 — €30	15,019,259	22.1	8.8	3,659,707	21.0
€30 — €40	368,724	35.9	1.6	368,724	35.9
€40 — €50	9,168,394	47.4	3.0	9,168,394	47.4
€50 — €60	771,926	56.1	3.7	566,258	57.1
€60 — €70	5,431,688	62.3	1.5	5,431,688	62.3
€70 — €80	12,619,354	74.0	2.2	12,619,354	74.0
€80 and more	5,376,326	94.6	2.7	5,376,326	94.6

	62,697,995	44.7	4.9	47,849,935	52.0

Stock options on ADS in US dollars		(in US dollars)	(in years)		(in US dollars)

Under $20	2,047,534	14.9	5.6	1,909,179	14.8
$20 — $30	2,450,195	24.8	6.8	1,798,352	25.0
$30 — $40	2,405,379	31.7	8.0	637,979	34.7
$40 — $50	15,086,715	44.1	2.5	15,086,715	44.1
$50 — $60	3,130,177	57.9	3.0	3,130,177	57.9
$60 — $70	6,964,478	65.7	3.0	6,964,478	65.7
$70 — $80	5,803,492	74.0	4.0	5,803,492	74.0
$80 and more	15,641	196.0	4.1	15,641	196.0

	37,903,611	50.3	3.7	35,346,013	51.8

19.3. Employee stock purchase plans
Shares sold to employees and retirees through the employee stock purchase plans (excluding Maroc Telecom employees) in 2005 and 2004 were as follows:

	Year Ended December 31,
	2005	2004
Subscription price	€19.46	€18.20
Share price at grant date	€24.21	€20.90
Number of shares subscribed (a)	1,399,097	831,171
Amount subscribed (in millions of euros)	27	15

(a)    Including 286,675 and 89,951 shares subscribed by Cegetel S.A.S. employees in 2005 and 2004, respectively. The related expenses, i.e. €1.4 million in 2005 and €0.2 million in 2004 were recorded in earnings from discontinued operations.
The related expense was recorded at the subscription date. It represents the discount granted to employees and retirees, equal to the difference between the subscription price of the shares and the share price on the day of grant. The subscription price is set 20% below the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Management Board and the Supervisory Board.
In 2004, as part of Maroc Telecom’s initial public offering on December 13, employees subscribed to 4,164,516 shares with a 15% discount on the public subscription price, i.e. 58.01 dirham, subject to a 3-year lock-up on divestitures. The compensation expense recorded was €4 million.
In addition, Vivendi Universal set up, in June 2000, a leveraged stock purchase plan named “Pegasus”, available exclusively to employees of non-French subsidiaries. At the end of a five-year period, the employees were guaranteed to receive the maximum of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal was hedged by Société Générale through a trust based in Jersey. This plan matured in June 2005.
228     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
Note 20. Provisions as at December 31, 2005, December 31, 2004 and January 1, 2004

							Changes
			Balance as at			Reversal and	in scope of	Balance as at
		Balance as at	December 31,			changes in	consolidation	December 31,
(In millions of euros)	Note	January 1, 2004	2004	Addition	Utilization	estimates	and other	2005

Employee benefit plans	21	885	691	47	(124)	(10)	120	724
Financial risks		132	103	18	(6)	—	(61)	54
Litigations	30	398	368	84	(126)	(51)	6	281
Restructuring costs	22	167	124	27	(81)	(3)	6	73
Warranties and customer care		65	56	2	(20)	(11)	13	40
Other		571	576	249	(207)	(57)	65	626
Provisions		2,218	1,918	427	(564)	(132)	149	1,798
Deduction of current provisions		(355)	(357)	(214)	217	55	(279)	(578)
Non current provisions		1,863	1,561	213	(347)	(77)	(130)	1,220
Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
21.1. Analysis of the expense related to employee benefit plans for the years ended December 31, 2005 and 2004
The following table provides the cost of employee benefit plans excluding its financial component. The total cost of defined benefit plans is disclosed in Note 21.2.2, hereunder.

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Retirement pensions through defined contribution plans		69	34
Retirement pensions through defined benefit plans	21.2	23	14
including pension benefits		23	13
including postretirement benefits		—	1
Employee benefit plans		92	48
2005 Annual Report — Vivendi Universal     229

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
21.2. Retirement pensions through defined benefit plans
21.2.1. ASSUMPTIONS USED IN THE EVALUATION AND SENSITIVITY ANALYSIS
The weighted average rates and assumptions used in accounting for these plans for the years ended December 31, 2005 and 2004 were:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004

Discount rate	4.9%	5.1%	5.2%	5.3%
Expected return on plan assets	4.7%	6.4%	na *	na *
Rate of compensation increase	3.8%	3.8%	3.4%	3.6%
Expected residual active life (in years)	13.2	12.9	11.0	11.7

*na: not applicable.
Discount rates applied were determined by reference to returns received on treasury notes and notes issued by first class companies, with maturities identical to that of the plans valued. A 50 point increase in the 2005 discount rate would generate an increase of €2 million in the pre-tax expense. A 50 point decrease would have had no significant impact on the 2005 expense.
Expected returns on plan assets were determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. A 50 point increase (or decrease) in the expected return on plan assets for 2005 would generate a decrease of €4 million in the pre-tax expense (or an increase of €4 million).
•	The assumptions used in accounting for the pension benefits, by country, were as follows:

	US		UK		Germany		France
	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.3%	5.5%	4.9%	5.3%	4.2%	4.4%	4.2%	4.5%
Expected return on plan assets	5.5%	7.5%	4.5%	6.0%	na *	na *	3.9%	5.0%
Rate of compensation increase	4.0%	4.0%	4.3%	4.3%	3.5%	3.5%	3.4%	3.3%

*na: not applicable.
•	The assumptions used in accounting for the postretirement benefits, by country, were as follows:

	US		Canada
	2005	2004	2005		2004

Discount rate	5.3%	5.3%	5.0%		5.5%
Expected return on plan assets	na *	na *	na	%	na	*
Rate of compensation increase	4.0%	4.0%	na	*	na	%

*na: not applicable.
• Investment policy ranges for each major plan asset category were as follows:

	Minimum	Maximum

Equity securities	33%	52%
Real estate	0%	1%
Debt securities	42%	62%
Cash	6%	7%
230      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
Vivendi Universal’s pension plan asset mix by asset category as at December 31, 2005 and 2004 was as follows:

	December 31,
	2005	2004

Equity securities	43,0%	46,4%
Real estate	0,4%	0,3%
Debt securities	50,5%	47,0%
Cash	6,1%	6,3%
Total	100,0%	100,0%
These assets do not include occupied building or assets used by Vivendi Universal, or Vivendi Universal shares or debt instruments.
For post-retirement benefit measurement purposes, Vivendi Universal assumed a slow-down in growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) from 9.7% in the pre-age 65 and post-age 65 categories in 2005, down to 4.4% in the pre-age 65 and post-age 65 categories by 2012. In 2005, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €12 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €11 million and the pre-tax expense by less than €1 million.
21.2.2. ANALYSIS OF THE EXPENSE RECORDED FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Pension Benefits		Postretirement Benefits
	Year Ended December 31,
(In millions of euros)	2005	2004	2005	2004

Current service cost	15	27	—	1
Amortization of actuarial (gains) losses	1	6	—	—
Amortization of past service costs	2	1	—	—
Effect of curtailments/settlements	5	(21)	—	—
Adjustments related to asset cap	—	—	—	—
Impact on selling, administrative and general expenses	23	13	—	1
Interest cost	64	72	11	11
Expected return on plan assets	(40)	(46)	—	—
Impact on other financial charges and income	24	26	11	11
Net benefit cost	47	39	11	12
2005 Annual Report — Vivendi Universal      231

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
21.2.3. ANALYSIS OF NET BENEFIT OBLIGATIONS WITH RESPECT TO PENSIONS AND POSTRETIREMENT BENEFITS AS AT DECEMBER 31, 2005 AND DECEMBER 31, 2004
The measurement date used for determining the information included in the pension disclosure is December 31 of the fiscal year. The following tables present changes in the value of the benefit obligations, the fair value of plan assets, the funded status and the net provision recorded in the statement of financial provision for the years ended December 31, 2005 and 2004:

	Pension Benefits		Postretirement Benefits
(In millions of euros)	2005	2004	2005	2004

Changes in benefit obligation
Benefit obligation at the beginning of the year	1,276	1,439	201	206
Current service cost	15	27	—	1
Interest cost	64	72	11	11
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	9
Divestitures	(4)	—	—	—
Curtailments	(4)	(22)	(1)	—
Settlements	(64)	(126)	—	—
Transfers	—	2	—	—
Plan amendments	7	1	(18)	—
Experience differential	(4)	(4)	(4)	(3)
Actuarial (gains) losses related to changes in actuarial assumptions	65	62	—	11
Benefits paid	(90)	(132)	(19)	(16)
Special termination benefits	5	11	—	—
Other (foreign currency translation adjustments)	109	(55)	29	(18)
Benefit obligation at the end of the year	1,376	1,276	200	201
Including wholly or partly funded benefits	1,049	921	—	—
Including wholly unfunded benefits (a)	327	355	200	201
Changes in fair value of plan assets
Fair value of plan assets at the beginning of the year	685	769	—	—
Expected return on plan assets (b)	40	46	—	—
Actuarial (gains) losses related to changes in actuarial assumptions (b)	9	6	—	—
Contributions by employers	152	131	18	16
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	—
Divestitures	—	—	—	—
Settlements	(59)	(107)	—	—
Transfers	3	1	—	—
Benefits paid	(90)	(132)	(19)	(16)
Other (foreign currency translation adjustments)	65	(30)	—	—
Fair value of plan assets at the end of the year	806	685	—	—
Funded status
Underfunded obligation	(570)	(591)	(200)	(201)
Unrecognized actuarial (gains) losses	92	50	(16)	7
Unrecognized past service cost	5	—	—	—
Net (provision) asset recorded in the statement of financial position	(473)	(541)	(216)	(194)
Including asset	35	28	—	—
Including provisions for employee benefit plans	(508)	(569)	(216)	(194)

(a) Certain pension plans, in line with local laws and local practice, are not covered by pension funds. As at December 31, 2005, they principally comprise additional pension plans in the US and pension plans in Germany.
232     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
(b) The sum of the expected return on plan assets with actuarial (gains) losses related to changes in actuarial assumptions corresponds to the actual return on plan assets.
In 2005, the benefits paid and settlements amounted to €149 million with respect to pension, of which €71 million paid by pension plans, and to €19 million with respect to post retirement benefits.
The benefit obligation and the fair value of plan assets by country for the years ended December 31, 2005 and 2004 were as follows:

	Pension Benefits		Postretirement Benefits
	December 31,
(In millions of euros)	2005	2004	2005	2004

Benefit obligations
US companies	633	567	177	183
UK companies	457	400	—	—
French companies	69	62	—	—
Other	217	247	23	18
	1,376	1,276	200	201
Fair value of plan assets
US companies	341	292	—	—
UK companies	337	289	—	—
French companies	40	32	—	—
Other	88	72	—	—
	806	685	—	—
The total accumulated benefit obligation was €1,306 million and €1,214 million as at December 31, 2005 and 2004, respectively, including €314 million and €341 million, respectively, with respect to obligations not covered by pension funds.
The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans where accumulated benefit obligations exceed plan assets are shown in detail in the table hereunder:

	December 31,
(In millions of euros)	2005	2004

US companies
Accumulated benefit obligation excluding wage increase	632	566
Projected benefit obligation	633	567
Plan assets at fair value	341	292
UK companies
Accumulated benefit obligation excluding wage increase	421	299
Projected benefit obligation	457	303
Plan assets at fair value	337	218
French companies
Accumulated benefit obligation excluding wage increase	26	34
Projected benefit obligation	36	43
Plan assets at fair value	5	11
Other companies
Accumulated benefit obligation excluding wage increase	147	188
Projected benefit obligation	152	196
Plan assets at fair value	—	1
Total
Accumulated benefit obligation excluding wage increase	1,226	1,087
Projected benefit obligation	1,278	1,109
Plan assets at fair value	683	522
2005 Annual Report — Vivendi Universal      233

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 21. Employee benefits as at December 31, 2005 and December 31, 2004
21.2.4. ADDITIONAL INFORMATION ON PENSION BENEFITS IN FRANCE
Vivendi Universal maintains four funded plans in France which are invested through insurance companies. The allocation of assets by category of the various plans was as follows:

	Equity securities	Real estate	Debt securities	Total

Corporate Supplementary Plan	11%	5%	84%	100%
Corporate Management Supplementary Plan	11%	5%	84%	100%
SFR Supplementary Plan	11%	5%	84%	100%
Canal+ Group IDR* Plan	16%	11%	73%	100%

*IDR (Indemnités de départ en retraite): Indemnities payable on retirement.
The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. The accumulated benefit obligations for pension plans in France were €49 million and €45 million as at December 31, 2005 and 2004, respectively. Contributions to these plans amounted to €13 million in 2005 and are estimated at €5 million for 2006.
21.2.5. BENEFITS ESTIMATION AND FUTURE PAYMENTS
For 2006, pension fund contributions and benefit payments to retirees by Vivendi Universal (contributions by employers) are estimated at €182 million in respect of pensions (of which €72 million to pension plans) and €80 million in respect of postretirement benefits.
The following table presents the estimated future benefit payments that will be met by the pension funds or by Vivendi Universal:

		Postretirement
(In millions of euros)	Pension Benefits	Benefits

2006	140	9
2007	121	9
2008	78	9
2009	69	9
2010	68	9
2011 - 2015	358	38
234     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 22. Restructuring provisions as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 22. Restructuring provisions as at December 31, 2005, December 31, 2004 and January 1, 2004
Movements in restructuring reserves during 2004 and 2005 break down as follows:

		Vivendi
	Universal	Universal	Canal+		Maroc	Holding &	Non core	Total Vivendi
(In millions of euros)	Music Group	Games	Group	SFR	Telecom	Corporate	operations	Universal

Employee termination reserves
Balance as at January 1, 2004	67	12	32	—	2	18	—	131
Changes in scope of consolidation and purchase accounting adjustments	(2)	(2)	(2)	—	(2)	(2)	—	(10)
Additions	29	23	3	—	—	1	—	56
Utilization	(54)	(18)	(20)	—	—	(8)	—	(100)
Reversals	—	—	(6)	—	—	—	—	(6)
Balance as at December 31, 2004	40	15	7	—	—	9	—	71
Changes in scope of consolidation and purchase accounting adjustments	3	(2)	2	—	—	—	—	3
Additions	24	1	—	—	—	1	—	26
Utilization	(33)	(10)	(6)	—	—	(4)	—	(53)
Reversals	—	—	—	—	—	—	—	—
Balance as at December 31, 2005	34	4	3	—	—	6	—	47

Other restructuring reserves
Balance as at January 1, 2004	—	—	6	—	—	24	6	36
Changes in scope of consolidation and purchase accounting adjustments	—	(3)	(1)	—	—	(2)	(6)	(12)
Additions	—	12	1	8	14	10	—	45
Utilization	—	(2)	(3)	—	—	(11)	—	(16)
Reversals	—	—	—	—	—	—	—	—
Balance as at December 31, 2004	—	7	3	8	14	21	—	53
Changes in scope of consolidation and purchase accounting adjustments	—	4	—	(8)	—	1	6	3
Additions	—	—	—	—	1	—	—	1
Utilization	—	(4)	(1)	—	(14)	(4)	(5)	(28)
Reversals	—	—	—	—	—	(3)	—	(3)
Balance as at December 31, 2005	—	7	2	—	1	15	1	26

Total restructuring reserves Balance as at December 31, 2005	34	11	5	—	1	21	1	73
2005 Annual Report — Vivendi Universal     235

4     Consolidated Financial Statement for the year ended December 31, 2005
        Note 22. Restructuring provisions as at December 31, 2005, December 31, 2004 and January 1, 2004
Universal Music Group
In 2003, UMG initiated a cost reduction program faced with the decline in the music market. Associated restructuring costs amounted to €67 million and €40 million as at January 1, 2004 and December 31, 2004, respectively. These reserves were partially utilized in 2005. An additional restructuring charge was recorded in 2005 in respect of a further reorganization of UMG’s international operations in response to ongoing changes in the music market.
Vivendi Universal Games
As at January 1, 2004, employee termination reserves of €12 million related to restructuring plans launched during 2003. A new restructuring plan was launched in 2004 and implementation continued in 2005. Residual reserves for other restructuring costs mainly concern the restructuring of lease contracts for abandoned premises and the impairment of abandoned facilities.
Canal+ Group
In 2003, employee termination reserves of €32 million were established as part of corporate restructuring programs which primarily concerned Canal+ S.A., Canal+ Group, StudioCanal and StudioExpand. Other restructuring costs of €6 million related to the divestiture of international channels. Implementation of the restructuring plan initiated in 2003 continued throughout 2004 and 2005. As at December 31, 2005, residual restructuring reserves amounted to €5 million.
SFR
The restructuring reserves recorded by Cegetel S.A.S as at December 31, 2004 concerned the reorganization of Cegetel’s Network and Service Department. The combination between this company and Neuf Telecom occurred in August 2005. (Please refer to Note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).
Maroc Telecom
The restructuring reserves recorded as at December 31, 2004 concerned the voluntary departure plan adopted by the Maroc Telecom Management Board and agreed with trade union representatives. These reserves were utilized in 2005.
Holding & Corporate
Restructuring reserves primarily concern the restructuring of real-estate leases (€15 million as at December 31, 2005).
236     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 23. Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004
Note 23. Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004
23.1. Analysis of long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

		Nominal interest	Effective			December	December	January 1,
(In millions of euros)	Note	rate (%)	interest rate	Maturity		31, 2005	31, 2004	2004

Promissory note to USI		Libor USD 3 months +0.40%	na *	January 2005		—	573	—
€2.5 billion dual currency facility		Euribor 1 month +2.75%	na *	May 2004		—	—	1,000
Loan contracted by UMO		Libor GBP 6 months +2.25%	—	May 2004		—	—	194
Finance leases		—	—	2006 - 2026		362	440	802
Asset-backed borrowings (a)						362	1,013	1,996
Notes
€700 million notes (July 2004) (b)		Euribor 3 months 0.55%	2.28%	July 2007		700	700	—
€630 million notes (April 2005) (b)		3.63%	3.63%	April 2010		630	—	—
€600 million notes (February 2005) (b)		3.88%	3.94%	February 2012		600	—	—
€600 million notes (July 2005) — SFR (b)		3.40%	3.43%	July 2012		600	—	—
High yield notes (April 2003)		9.25%-9.50%	10.20%-10.50%	January 2005		—	38	1,076
High yield notes (July 2003)		6.25%	6.51%-7.04%	January 2005		—	356	1,283
Bonds exchangeable for Sogecable shares (c)		1.75%	6.48%	October 2008		242	605	605
Bonds exchangeable for Vinci shares		1.00%	5.76%	March 2005		—	527	527
Bonds exchangeable for Veolia Environment shares		2.00%	6.42%	March 2006		—	28	28
Other notes (d)		—	—	—		275	590	742
Facilities						—	—	—
€1.2 billion revolving credit facility — SFR		Euribor 1 month +0.18%	2.62%	April 2010		550	350	—
MAD 6 billion notes — tranche B: 4 billion (e)	2.1	TMP BDT 5 yrs. +1.15%	na *	December 2011		367	—	—
Other (d)		—	—	—		169	342	530
Unsecured borrowings						4,133	3,536	4,791
Nominal value of borrowings						4,495	4,549	6,787
Cumulative effect of amortized cost and split accounting of embedded derivatives		na *	na *	na	*	(53)	(52)	(160)
Borrowings						4,442	4,497	6,627
Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.2	na *	na *	—		—	304	256
Put options granted to various third parties by Canal+ Group		na *	na *	—		39	110	86
Commitments to purchase minority interests						39	414	342
Embedded derivative in bonds exchangeable for Sogecable shares		na *	na *	October 2008		50	165	154
Embedded derivative in bonds exchangeable for Vinci shares		na *	na *	March 2005		—	78	16
Other financial derivative instruments		na *	—	—		14	203	277
Other derivative instruments						64	446	447

Long-term borrowings and other financial liabilities						4,545	5,357	7,416

*na: no interest accrued on other financial liabilities.
2005 Annual Report — Vivendi Universal     237

4     Consolidated Financial Statement for the year ended December 31, 2005
Note 23. Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004
(a) Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
(b) The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.
(c) On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for common shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into common shares of Sogecable S.A. at an exchange ratio of one share for one bond, subject to adjustment on the occurrence of certain events. In June 2005, this ratio went up to 1.0118 share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. In November and December 2005, Vivendi Universal divested 12.5 million Sogecable shares, at the bondholders’ request, as part of the redemption of €363 million of bonds exchangeable into Sogecable shares (please refer to Note 15.1 “Changes in available-for-sale securities for the years ended December 31, 2005 and 2004”).
In addition, Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.
(d) Additional information on “other notes” and “other”:

	Fixed interest rate				Floating interest rate
(In millions of euros)	Rate (%)	Maturity	Amount	Rate (%)	Maturity	Amount	Total

As at December 31, 2005
Other notes	6.50%	January 2009	152	Euribor 3 months -0.27% to Libor 3 months -0.23%	2008-2009	123	275
Other	0%-8.67%	2007-2023	136	Euribor 3 months	> 2007	33	169
				+0.215%
Total			288			156	444
As at December 31, 2004
Other notes	6.50%-6.70%	2006-2009	457	Euribor 3 months -0.27% to Euribor 3 months -0.10%	2006-2009	133	590
Other	0%-8.67%	2006-2040	254	Euribor 3 months -0.60% to Euribor 6 months +0.50%	2006-2008	88	342
Total			711			221	932
As at January 1, 2004
Other notes	6.50%-7.50%	2005-2009	609	Euribor 3 months -0.27% to Libor EUR 3 months -0.23%	2006-2009	133	742
Other	0%-12.38%	2005-2040	302	Libor USD 6 months +0.50% to Euribor 6 months +0.50%	2005-2009	228	530
Total			911			361	1,272

(e)	These MAD 6 billion notes were set up in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. They are comprised of two tranches: tranche A that amounts to MAD 2 billion and will expire in December 2006 (please refer to Note 24.1, hereunder) and tranche B that amounts to MAD 4 billion and will expire in December 2011. The interest rate is calculated from the weighted average rate of the treasury bonds issued by the Kingdom of Morocco.
238     2005 Annual Report — Vevendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 23. Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004
23.2.  Currency, maturity and nature of interest rate of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005		December 31, 2004		January 1, 2004

Currency:
Euro — EUR	4,025	89.5%	3,731	82.0%	4,866	71.7%
US dollar — USD	92	2.1%	810	17.8%	1,716	25.3%
Dirham — MAD	367	8.2%	—	—	—	—
Other	11	0.2%	8	0.2%	205	3.0%

Total	4,495	100.0%	4,549	100.0%	6,787	100.0%

Maturity:
Due between one and two years	778	17.3%	957	21.0%	473	7.0%
Due between two and three years	375	8.4%	1,347	29.6%	1,947	28.7%
Due between three and four years	307	6.8%	1,150	25.3%	77	1.1%
Due between four and five years	1,197	26.6%	639	14.1%	2,089	30.8%
Due after five years	1,838	40.9%	456	10.0%	2,201	32.4%

Total	4,495	100.0%	4,549	100.0%	6,787	100.0%

Nature of interest rate:
Fixed interest rate	2,681	59.6%	2,613	57.4%	4,892	72.1%
Floating interest rate	1,814	40.4%	1,936	42.6%	1,895	27.9%

Total	4,495	100.0%	4,549	100.0%	6,787	100.0%

2005 Annual Report — Vivendi Universal     239

4     Consolidated Financial Statement for the year ended December 31, 2005
Note 24. Short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

Note 24.	Short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

24.1.	Analysis of short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

		Nominal interest	December 31,	December 31,	January 1,
(In millions of euros)	Note	rate (%)	2005	2004	2004

Securitization programs
SFR (a)		—	—	422	—
Cegetel S.A.S.	2.2	—	—	65	—
€3 billion multicurrency revolving credit facility			—	—	992
Other		—	1	2	2
Asset-backed borrowings(b)			1	489	994
Treasury Bills
Vivendi Universal S.A.		Eonia+0.05%	173	274	—
SFR		Eonia+0.03%	957	325	107
Current portion of long—term borrowings

MAD 6 billion notes — tranche A: 2 billion	23.1	TMP BDT 52wks.+1.15%	184	—	—
Convertible OCEANE — Vivendi Universal	18.2	1.25%	—	—	1,699
€600 million bonds — SFR		4.75%	—	—	601
Other notes (c)		—	342	152	594
Other borrowings (c)		—	68	31	179	(d)
Other (c)		—	391	473	611
Unsecured borrowings			2,115	1,255	3,791
Nominal value of borrowings			2,116	1,744	4,785
Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	9	(22)	(60)
Borrowings			2,125	1,722	4,725
Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.2	na*	—	—	—
Commitment to purchase 16% of the share capital of Maroc Telecom from the Kingdom of Morocco	2.1	na*	—	1,100	673
Put options granted to various third parties by Canal+ Group		na*	69	3	19
Put options on 45% of the share capital of Monaco Telecom granted to the Principality of Monaco		na*	—	—	98
Commitments to purchase minority interests			69	1,103	790
Other financial derivative instruments			21	17	96
Short-term borrowings and other financial liabilities			2,215	2,842	5,611

*	na: no interest accrued on other financial liabilities.

(a)	This five-year receivable securitization contract set up on May 11, 2004 by SFR with a financial institution was unwound in November 2005. It amounted to €350 million, net of subordinated deposits (cash collaterals) set up as a guarantee (recorded as cash and cash equivalents). The financings bore interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to Euribor, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
240     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 25. Fair value of financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
(c) Additional information on other borrowings:

	Fixed interest rate		Floating interest rate		Total
(In millions of euros)	Rate (%)	Amount	Rate (%)	Amount

As at December 31, 2005	0%-9%	386	Euribor 3 months -0.10% to Libor USD 6 months +0.50%	415	801
As at December 31, 2004	0%-9%	489	Euribor 3 months +0.16% to Euribor 1 month +0.60%	167	656
As at January 1, 2004	0%-9%	575	Euribor 3 months -0.30% to Libor USD 1 year +8.00%	809	1,384

(d)	Including as at January 1, 2004, a note issued to back earthquake risk at Universal Studios for an amount of €141 million. This transaction was unwound on January 13, 2004. Please refer to Note 15.3 “Cash deposits backing borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004”.

24.2.	Currency of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

(In millions of euros)	December 31, 2005		December 31, 2004		January 1, 2004

Euro — EUR	1,810	85.5%	1,713	98.2%	3,725	77.9%
US dollar — USD	15	0.7%	14	0.8%	1,045	21.8%
Dirham — MAD	222	10.5%	—	—	—	—
Other	69	3.3%	17	1.0%	15	0.3%

Total	2,116	100.0%	1,744	100.0%	4,785	100.0%

Note 25.	Fair value of financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
Pursuant to IAS 32, financial instruments are defined as follows:
•	financial assets, which comprise the following assets:
—	cash,

—	contractual rights to receive cash or another financial asset,

—	contractual rights to exchange a financial instrument under conditions that are potentially favorable, and

—	equity instruments of another entity.
In practice, financial assets include cash and cash equivalents, trade accounts receivable and other and financial assets measured at fair value, historical cost and amortized cost.
•	financial liabilities, which comprise the following liabilities:
—	contractual obligations to deliver cash or another financial asset, and

—	contractual obligations to exchange a financial instrument under conditions that are potentially unfavorable.
In practice, financial liabilities include trade accounts payable and other, other non-current liabilities, short and long-term borrowings and other financial liabilities, including minority interest buyout commitments and other derivative financial instruments.
•	equity instruments of the Group (including equity derivative instruments).
2005 Annual Report — Vivendi Universal     241

4     Consolidated Financial Statement for the year ended December 31, 2005
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
The following table presents the net carrying amount and fair value of financial instruments of the Group as at December 31, 2005 and December 31, 2004.

		December 31, 2005		December 31, 2004
(In millions of euros)	Note	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets
Financial assets at fair value	15	1,826	1,826	2,116	2,116
Financial assets at cost or at amortized cost	15	2,071	2,071	1,833	1,833
Trade accounts receivable and other	16	4,531	4,531	4,528	4,528
Cash and cash equivalents	17	2,902	2,902	3,159	3,159
Financial liabilities
Borrowings and other financial liabilities	23 & 24	6,760	6,998	8,199	8,320
including
Long term borrowings	23	4,442	4,680	4,497	4,618
Short term borrowings	24	2,125	2,125	1,722	1,722
Commitments to purchase minority interests	23 & 24	108	108	1,517	1,517
Other derivative instruments	23 & 24	85	85	463	463
Other non current liabilities	16	1,342	1,342	1,955	1,955
Trade accounts payable and other	16	8,737	8,737	8,187	8,187
The carrying amount of trade accounts receivable and other, cash and cash equivalents, trade accounts payable and other and short-term borrowings is a reasonable approximation of fair value, due to the short maturity of these instruments.
The estimated fair value of other financial instruments, as set forth above, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques. Please refer to Note 1 “Accounting policies and valuation methods”.

Note 26.	Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
Vivendi Universal centrally manages financial liquidity, interest rate, foreign currency exchange rate and equity risks. The Vivendi Universal Financing and Treasury Department carries out these activities, reporting directly to the Chief Financial Officer of Vivendi Universal, a member of the Management Board. It has the necessary expertise, resources, notably technical resources, and information systems for this purpose.
Vivendi Universal uses various derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over the counter with highly-rated counter-parties. All derivative financial instruments are used for hedging purposes. The following table presents the value of derivative financial instruments recorded in the Statements of financial position as at December 31, 2005 and 2004.
242      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004

		December 31, 2005		December 31, 2004
		Derivative financial	Derivative financial	Derivative financial	Derivative financial
		instruments	instruments	instruments	instruments
(In millions of euros)	Note	as assets	as liabilities	as assets	as liabilities

Interest rate risk managements
Pay-fixed interest rate swaps		—	3	—	169	(a)
Pay-floating interest rate swaps		10	—	42	—
Interest rate swaps options		—	—	—	—
Foreign currency risk management
Currency swaps		13	19	32	15
Forward contracts		—	—	—	—
Equity market risk management
Swaps indexed on Vivendi Universal shares		1	5	1	6
Swaps indexed on other shares		—	1	—	3
Vivendi Universal call options		—	—	—	—
Collar option on Veolia Environnement shares	15.2	—	—	93	—
Veolia Environnement warrants		2	—	2	—
Call options on Vinci shares hedging the exchangeable bonds	15.2	—	—	72	—
Other derivative instruments
Embedded derivative in bonds exchangeable for Sogecable shares (b)	23.1	—	50	—	165
Other embedded derivatives on borrowings		—	5	—	82
Other		3	3	15	22
Total		29	86	257	462
Deduction of current derivative financial instruments		(13)	(22)	(132)	(17)
Non current derivative financial instruments		16	64	125	445

(a)	As at December 31, 2002, following implementation of the refinancing plan in the second half of 2002, the portion of the interest rate swap portfolio not yet settled was no longer backed by underlying interests. As at December 31, 2004, given changes in interest rates and the settlement of part of the portfolio, the interest rate swap portfolio was valued at approximately €162 million. The remainder of the portfolio was settled in March 2005.

(b)	As at December 31, 2005, Vivendi Universal held 8.3 million Sogecable shares with a carrying amount of €282 million, to hedge residual outstanding bonds exchangeable for shares (Please refer to Note 15.1 “Changes in available-for-sale securities during the years ended December 31, 2005 and 2004”).
26.1. Interest rate risk management
Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to floating and fixed interest rates and to lower net financing costs. However, the use of these instruments has decreased in line with the substantial reduction in the Group’s gross borrowings. Average gross borrowings in 2005 totaled €6.7 billion, of which €3.0 billion at fixed rates and €3.7 billion at floating rates. The average cost of borrowings was 3.83% in 2005. After interest rate management, the average cost of borrowings was 3.92%, with a fixed-rate ratio of 51%.
Given the relative weighting of the Group’s fixed and floating-rate positions, a 1% increase in the short-term interest rate would generate an increase in borrowing costs of €33 million. A 1% reduction in short-term interest rates would generate an decrease in borrowings costs of €33 million.
Interest rate risk management instruments used by Vivendi Universal include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate borrowings to LIBOR and EURIBOR indexed ones. Pay-fixed swaps convert floating rate borrowings to fixed rate borrowings. These instruments enable the Group to manage and reduce volatility in future cash flows required for interest payments on floating rate borrowings.
2005 Annual Report — Vivendi Universal     243

4      Consolidated Financial Statement for the year ended December 31, 2005
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
The following table summarizes information concerning Vivendi Universal’s interest rate risk management instruments:

	December 31,
(In millions of euros)	2005	2004

Pay-fixed interest rate swaps
Notional amount of indebtedness	566	2,356
Average interest rate paid	3.56%	4.92%
Average interest rate received	2.58%	2.19%
Expiry:
Due within one year	66	—
Due between one and two years	500	92
Due between two and three years	—	457
Due between three and four years	—	1,197
Due between four and five years	—	610
Due after five years	—	—
Pay-floating interest rate swaps
Notional amount of indebtedness	280	341
Average interest rate paid	2.43%	2.34%
Average interest rate received	3.28%	4.12%
Expiry:
Due within one year	—	2
Due between one and two years	250	—
Due between two and three years	30	250
Due between three and four years	—	31
Due between four and five years	—	—
Due after five years	—	58
Interest rate swaps options
Notional amount of indebtedness	—	61
Strike price	—	5.42%
Expiry:
Due between two and four years	—	61
Interest rate caps (a)
Notional amount of indebtedness	150	—
Guarantee rate bought	3.33%	—
Expiry:
Due between one and two years	150	—

(a)	In 2007, interest rate caps will be converted into pay-fixed interest rate swaps expiring in 2011.
244     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
The following schedule presents the net balance after interest risk management as at December 31, 2005:

		Expiry
			Due between	Due between	Due between	Due between
		Due within	one and	two and	three and	four and	Due after
	Total	one year(b)	two years	three years	four years	five years	five years

Redemption value of borrowings including microhedging instruments	6,611	3,930	48	264	250	648	1,471
Cash and cash equivalents	(2,902)	(2,902)	—	—	—	—	—
Net balance before interest rate risk management	3,709	1,028	48	264	250	648	1,471
Notional amount of swap contracts	—	(220)	250	(30)	—	—	—
Net balance after interest rate risk management	3,709	808	298	234	250	648	1,471

(b)	Including floating-rate borrowings.
26.2. Foreign currency risk management
Vivendi Universal’s foreign currency risk policy seeks to hedge highly probable budget exposures, resulting primarily from monetary flows associated with business performed in currencies other than the euro and firm commitments, relating primarily to the acquisition of editorial content (sports, audiovisual, film rights, etc.). To this end, Vivendi Universal enters into currency swaps and forward contracts, in accordance with procedures forbidding speculative transactions.
•	Vivendi Universal is the sole counter-party for foreign currency transactions within the Group, unless specific regulatory or operational restrictions require otherwise,

•	all foreign currency hedging transactions are backed, in amount and by maturity, by an identified economic underlying item,

•	all identified exposures are hedged at least 80% in the case of forecasted transactions exposures and 100% in the case of firm commitment contracts.
In addition, Vivendi Universal also hedges foreign currency exposure arising on foreign-currency denominated financial assets and liabilities, by entering into currency swaps and forward contracts enabling the refinancing or investment of cash balances in euros or the local currency.
As at December 31, 2005, Vivendi Universal had effectively hedged approximately 98% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over 2006 and borrowings-related exposure. The principal currencies hedged were the US dollar, Japanese yen, pound sterling and Canadian dollar. In 2005, firm commitment contracts were entirely hedged, and forecasted transactions were hedged at approximately 80%. With respect to the residual €40 million that was not hedged, a negative change of 10% in the euro exchange rate would have generated a supplementary expense of €4 million.
26.2.1. SENSITIVITY OF OPERATING INDICATORS AND INDEBTEDNESS TO THE US DOLLAR AND THE DIRHAM
An increase represents the appreciation of the euro against the currency concerned.

	USD				MAD

Average exchange rate used over the year	1.2570				11.05
Change assumptions	+ 5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%
Revenues	-0.6%	0.6%	-1.3%	1.3%	-0.4%	0.5%	-0.8%	1.0%
Earnings from operations	-0.1%	0.1%	-0.1%	0.1%	-0.9%	1.0%	-1.8%	2.2%
Net cash provided by operating activities	-1.4%	1.4%	-2.7%	2.9%	-1.0%	1.1%	-1.9%	2.3%

	USD				MAD

Exchange rate used as at December 31, 2005	1.1849				10.89
Change assumptions	+ 5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%
Redemption value of borrowings	-0.1%	0.1%	-0.1%	0.2%	-0.4%	0.5%	-0.8%	1.0%
Cash and cash equivalents	-0.1%	0.1%	-0.2%	0.2%	-1.1%	1.2%	-2.1%	2.6%
2005 Annual Report — Vivendi Universal     245

4     Consolidated Financial Statement for the year ended December 31, 2005
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
26.2.2. CHARACTERISTICS OF FOREIGN CURRENCY RISK MANAGEMENT INSTRUMENTS
As at December 31, 2005, Vivendi Universal foreign currency denominated borrowings were not material. Nonetheless, Vivendi Universal uses derivative instruments to manage its foreign currency exposure to its subsidiaries on current accounts denominated in foreign currencies. The following table summarizes information concerning these instruments.

	December 31,
(In millions of euros)	2005	2004

Currency swaps:
Notional amount	2,844	2,870
Sales against the euro	2,257	979
Sales against other currencies	132	701
Purchases against the euro	444	475
Purchases against other currencies	11	715
Expiry:
Due within one year	2,844	2,870
Forward contracts:
Notional amount	43	93
Sales against the euro	—	90
Sales against other currencies	—	—
Purchases against the euro	—	3
Purchases against other currencies	43	—
Expiry:
Due within one year	43	93
26.2.3. INDEBTEDNESS AFTER FOREIGN CURRENCY RISK MANAGEMENT

(In millions of euros)	Total	EUR	USD	MAD	Other

Redemption value of borrowings	6,611	5,836	107	589	79
Cash and cash equivalents	(2,902)	(2,022)	(54)	(668)	(158)
Net balance before foreign currency risk management	3,709	3,814	53	(79)	(79)
Notional amount of swap contracts	—	(1,813)	1,406	—	407
Net balance after foreign currency risk management	3,709	2,001	1,459	(79)	328
26.2.4. GROUP NET BALANCE SHEET POSITIONS
The following table presents the Group’s net balance in the main foreign currencies as at December 31, 2005:

(In millions of euros)	USD	GBP	CAD	JPY	Other

Assets	1,675	85	433	—	131
Liabilities	—	—	—	(147)	(65)
Net balance before management	1,675	85	433	(147)	66
Derivative financial instruments	(1,733)	(78)	(427)	146	(60)
Net balance after management	(58)	7	6	(1)	6
The dirham (MAD) position is not presented in this table due to the local constraints associated with this currency.
A uniform decrease in exchange rates of €0.01 against all foreign currencies would have an impact of €1 million on the overall net position after management.
246     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
26.3. Equity market risk management
26.3.1. AVAILABLE-FOR-SALE SECURITIES
Vivendi Universal’s exposure to equity market risk primarily concerns available-for-sale securities. Before equity market risk management, a decrease of 10% of the stock prices of these securities would have a negative net impact on equity of €140 million.
26.3.2. OTHER INVESTMENTS RECOGNIZED AT COST
Other investments recognized at cost primarily consist of investments for which, in the absence of an active market, a reliable estimate of fair value cannot be calculated using valuation techniques. As a last resort, the Group therefore values these investments at historical cost, net of any impairment. As at December 31, 2005, other investments recognized at cost had a total net carrying amount of €682 million.
26.3.3. VIVENDI UNIVERSAL SHARES
As at December 31, 2005, Vivendi Universal held 2.5 million treasury shares, with a total net carrying amount of €51.7 million. These are primarily held to hedge certain share purchase option plans granted to executives and employees. A 10% decrease in the share price would have a negative impact on equity of €1.4 million.
Vivendi Universal purchased call options on its own stock in June 2001 and December 2002 in order to enable the Group to deliver shares on the exercise of share purchase option plans granted to employees. Based on the current stock price, no options are in the money.

	December 31,
	2005	2004

Call option purchased on Vivendi Universal shares
Number of shares	29,824,619	30,877,644
Vivendi Universal maximum commitment (in millions of euros)	2,149	2,129
Expiry	December 2008	December 2008
In 2005 and 2004, Vivendi Universal also hedged certain equity-linked debts using indexed swaps.

	December 31,
(In millions of euros)	2005	2004

Equity-linked swaps:
Notional amount	132	123
Expiry:
Due within one year	9	—
Due between one and two years	—	—
Due between two and three years	70	—
Due between three and four years	53	70
Due between four and five years	—	53
Due after five years (maximum 8 years)	—	—
2005 Annual Report — Vivendi Universal     247

4     Consolidated Financial Statement for the year ended December 31, 2005
Note 26. Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
26.3.4. HEDGES OF OTHER COMMITMENTS AND BONDS EXCHANGEABLE FOR SHARES
Vivendi Universal also entered into call option agreements and received subscription warrants to hedge certain commitments and bonds exchangeable for shares.

		December 31,
	Note	2005	2004

Call options purchased on Vinci shares (a)
Number of shares		—	6,817,684
Vivendi Universal maximum commitment (in millions of euros)		—	636
Expiry		—	March 2006
Collar option on Veolia Environnement shares	15.2
Number of shares		—	20,321,100
Vivendi Universal maximum commitment (in millions of euros)		—	15
Expiry		—	December 2007
Veolia Environnement warrants (b)
Number of warrants		218,255,690	218,255,690
Vivendi Universal maximum commitment (in millions of euros)		1,715	1,715
Expiry		March 2006	March 2006

(a)	These options, purchased in September 2003, enabled Vivendi Universal to deliver Vinci shares to holders of exchangeable bonds on early redemption, in the first quarter of 2005, of the March 2001 bond issue.

(b)	These warrants, given in December 2001 to Veolia Environnement shareholders, allow their holders to acquire Veolia Environnement shares for €55 per share at a ratio of one share for seven warrants. These warrants would have allowed Vivendi Universal to deliver Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bonds issued in March 2001. This bond was redeemed in cash in March 2003 and, given the current market price of the Veolia Environnement share, these warrants should not be exercised.
The main call options sold on exchangeable bonds (embedded derivatives) are as follows:

		December 31,
	Note	2005	2004

Call option sold
Vinci shares	23.1
Number of shares		—	6,817,684
Expiry		—	March 2006
Sogecable shares	23.1
Number of shares		8,340,850	20,637,728
Expiry		October 2008	October 2008
26.4. Credit and investment concentration risk and counter-party risk
Vivendi Universal minimizes its credit and investment concentration risk and counter-party risk by entering into credit and investment transactions only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions (rated at least A- by the rating agencies).
Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange hedging instruments should be offset by changes in the valuation of the underlying hedged items. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which its products are sold, its reporting units’ presence in many geographic areas, and the diversification of its portfolio among instruments and issuers.
248     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 27. Consolidated statements of cash flows for the years ended December 31, 2005 and 2004
26.5. Liquidity risk
Given the current level of indebtness, associated with the decrease in the financing expense following the improvement in the debt rating (back to Investment Grade for the three rating agencies in 2004) and the redemption of the High Yield Notes mainly in 2004, the financial flexibility of the group is, in Vivendi Universal management’s opinion, fully restored.
Please note that as at February 21, 2006, the date of the Management Board meeting held to approve the financial statements for the year ended December 31, 2005, the following credit lines were at the free and full disposition of Vivendi Universal:
•	a syndicated bank facility of €2 billion issued by Vivendi Universal in April 2005. This syndicated credit facility had an initial term of five years, which was extended by one year to April 2011. The term of this facility could be extended for a further year until April 2012 in February 2007. This syndicated credit facility was not drawn as at February 21, 2006,
•	a syndicated credit line of €1.2 billion subscribed by SFR in July 2004. This credit line was amended in 2005 and is available until April 2010. It may be extended by a further year. This credit line was drawn €280 million as at February 21, 2006,
•	a syndicated credit line of €450 million subscribed by SFR in November 2005 with a term of 5-years which may be extended by a further 2 years. This credit line was not drawn as at February 21, 2006.

Note 27.	Consolidated statements of cash flows for the years ended December 31, 2005 and 2004
27.1. Adjustments

		Year Ended December 31,
(In millions of euros)	Note	2005	2004

Items related to operating activities
Non cash items
Depreciation and amortization, net
- content assets		241	266
- other intangible assets		414	401
- property, plant and equipment		870	987
- other		(165)	(162)
Impairment losses		170	25
Income from equity affiliates (a)	14	(326)	(221)
Other non cash items from earnings before interest and provision for income taxes		(42)	(66)
Interest and other financial charges and income (a)	5	(401)	(820)
Provision for income taxes (a)	6	204	292
Earnings from discontinued operations (a)	7	(92)	(777)
Items related to investing and financing activities
Proceeds from sales of property, plant, equipment and intangible assets (b)		3	(5)
Adjustments		876	(80)

(a)	As presented in the consolidated statement of earnings.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.
2005 Annual Report — Vivendi Universal     249

4     Consolidated Financial Statement for the year ended December 31, 2005
       Note 28. Transactions with related parties
27.2. Cash dividends

	Year Ended December 31,
(In millions of euros)	2005	2004

Dividends received from equity affiliates (a)
- NBC Universal	346	357
- Veolia Environnement	—	45
- Other	9	2
	355	404
Dividends received from unconsolidated interests (b)
- Veolia Environnement	15	—
- Other	23	23
	38	23
Dividends paid by subsidiaries to their minority shareholders (a)
- SFR	(712)	(1,470)
- Maroc Telecom (including Mauritel)	(196)	(303)
- Other	(57)	(59)
	(965)	(1,832)
Main intercompany dividends not impacting the group cash position
- SFR	902	1,854
- Maroc Telecom	202	162

(a)	As presented in the consolidated statement of cash flows.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.
27.3. Investing and financing activities with no impact on Vivendi Universal’s cash position

	Year Ended December 31,
(In millions of euros)	2005	2004

Redemption of borrowings and other financial liabilities by issuing financial instruments other than cash and cash equivalents	363	—
Note 28. Transactions with related parties
This note presents transactions with related parties performed during 2005 and 2004, or which could impact results, activities or the financial position of the Group in 2006 or thereafter. As at December 31, 2005, and to the best of the Company’s knowledge, no transactions with related parties presented hereunder are likely to have a material impact on the results, activities or financial position of the Group.
Group related parties are those companies over which the Group exercises control, joint control or significant influence (joint ventures, equity affiliates and, exceptionally, controlled entities not consolidated due to their size or other justified reason), shareholders exercising joint control over Group joint ventures, minority shareholders exercising significant influence over Group subsidiaries, executive officers, Group management and directors and companies over which the latter exercise control, joint control, significant influence or in which they hold significant voting rights.
250     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 28. Transactions with related parties
28.1. Compensation of Directors and Officers
Compensation of corporate officers and of the Company’s principal executives is established by the Supervisory Board (and by the Board of Directors prior to April, 28, 2005) upon recommendation of the Human Resources Committee. The compensation is composed of a fixed and a variable portion.
The variable portion of compensation for 2005 was set by the Board of Directors at its meeting held on March 9, 2005, based upon the following criteria which were presented to the annual Shareholders’ Meeting on April 28, 2005: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (60%), linked to both adjusted net result attributable to equity holders of the parent (35%) and operational cash flow (25%) and (b) performance of the priority actions of the general management (40%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
The variable portion of compensation for 2006 was set by the Supervisory Board at its meeting held on February 28, 2006, based on a proposal from the Human Resources Committee at its meeting held on February 27, 2006, based upon the following criteria: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (63%) linked to both the adjusted net result attributable to equity holders of the parent (42%) and the net operational cash flow (21%) and (b) performance of general management’s priority actions (37%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
28.1.1. INDIVIDUAL COMPENSATION
28.1.1.1. Compensation of the Chairman and Chief Executive Officer
Upon recommendation of the Human Resources Committee, the Board of Directors at its meeting held on March 9, 2005, established the following principles for the Chairman and Chief Executive Officer’s compensation for 2005. These principles are unchanged compared to 2003 and 2004 and were presented at the annual Shareholders’ Meeting held on April 28, 2005, which included for a full year, a gross annual fixed salary of €1 million, a target bonus of 150%; with a maximum of 250% and stock options (subscription options) without discount, as approved by the Board of Directors.
On this basis, from January 1st to April 28, 2005, and as indicated at the annual Shareholders’ Meeting on April 28, 2005, Mr. Jean-René Fourtou, in his capacity as Chairman and Chief Executive Officer, received a gross compensation amount (fixed and variable, and including benefits in kind) of €2,664,516, including a €2,320,000 bonus for 2004, paid in 2005. In addition, Mr. Fourtou received 400,000 undiscounted stock options, the benefit of each such option being valued, as at the allocation date, at €4.33(1), with an exercise price of €23.64. The details of the compensation paid to the Chairman and Chief Executive Officer for the previous two fiscal years are presented below:

	Paid in 2006	Paid in 2005
	pro rata	pro rata		Paid in 2004

Fixed salary	—	€333,334		€1,000,008
Bonus for 2005 paid in 2006	€766,600	—		—
Bonus for 2004 paid in 2005	—	€2,320,000		—
Bonus for 2003 paid in 2004	—	—		€2,425,000
Benefits in kind and other	—	€11,182	*	€24,555	*
Total	€766,600	€2,664,516	**	€3,449,563

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.

(**)	This amount includes the compensation paid on a pro rata basis for services in his capacity as Chairman and Chief Executive Officer, to which a pro rata amount of €666,667 has been added for services in his capacity as Chairman of the Supervisory Board (see below).

(1)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price, as at the date of exercise of the option and the share price, as at the date of the sale of the share subscribed, pursuant to the exercise of the option.
2005 Annual Report — Vivendi Universal     251

4     Consolidated Financial Statement for the year ended December 31, 2005
       Note 28. Transactions with related parties
28.1.1.2. COMPENSATION OF THE CHAIRMAN OF THE SUPERVISORY BOARD
The Supervisory Board, at its meeting held on April 28, 2005, pursuant to the recommendation of the Human Resources Committee, dated February 1, 2005, after discussion by the Board of Directors and its Governance Committee and in accordance with information presented to the annual Shareholders’ Meeting on April 28, 2005, formulated the principles applicable to the compensation of the Chairman of the Supervisory Board for 2005 (a gross fixed compensation of €1,000,000 calculated on an annual basis from May 1, 2005).
The Chairman of the Supervisory Board does not receive stock options, is not granted restricted stock and does not benefit from a severance payment of any kind. In addition, Mr. Fourtou has waived his right to the retirement pension paid by Vivendi Universal since he commenced service.
In 2005, the Chairman of the Supervisory Board received a pro rata gross amount of €666,667 for his service and benefits in kind of a company car and the availability of a chauffeur. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company. He received no Directors’ fees from Vivendi Universal or any of its subsidiaries.

28.1.2.	Compensation of the Members of the Supervisory Board and Previous Members of the Board of Directors
Payment of Directors’ fees for members of the Supervisory Board and Committees is based on actual attendance at meetings and depends on the number of meetings held. The gross figure for Directors’ fees paid in 2005 was €960,789. Figures for Directors’ fees paid on an individual basis are shown below.
For services rendered during the period starting from January 1, 2005 until April 28, 2005, each Board Member received a pro rata Director’s fee calculated from a fixed portion of €25,000 and a variable portion of €25,000, on a full-year basis, and based upon actual attendance at Board Meetings. This amount was increased by €4,500 per meeting for current members of the Committees and doubled for the Chairman of each Committee.
From April 28, 2005, each member of the Supervisory Board is entitled to receive a fixed Director’s fee for one full year of service of €25,000 plus €5,500 per meeting, subject to attendance and €6,000 per meeting for members of the Audit Committee and €4,500 per meeting for members of the other Committees. Fees for Committee Chairmen are doubled.
The gross total amount of Directors’ fees of €960,789 paid in 2005, was distributed as follows:

Members of the Supervisory Board	(in euros - rounded)

Jean-René Fourtou (a)	0
Claude Bébéar	102,416
Gérard Brémond	76,791
Fernando Falcó y Fernández de Córdova	75,500
Sarah Frank	43,500
Paul Fribourg	77,875
Gabriel Hawawini	79,000
Patrick Kron	43,500
Henri Lachmann	107,500
Andrzej Olechowski	43,500
Pierre Rodocanachi	92,500
Karel Van Miert	76,916
Directors up to April 28, 2005
Bertrand Collomb	54,083
Marie-Josée Kravis	61,333
Gerard Kleisterlee	26,375

(a)	Mr. Fourtou waived his rights to Directors’ fee payments allocated to members of the Board of Directors and Supervisory Board of the Company and its subsidiaries.
252     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005     4
Note 28. Transactions with related parties

28.1.3.	Compensation of the Chairman and Members of the Management Board

28.1.3.1.	COMPENSATION OF THE CHAIRMAN OF THE MANAGEMENT BOARD
Upon the recommendation of the Human Resources Committee, the Supervisory Board at its meeting held on April 28, 2005, formulated principles for the compensation of the Chairman of the Management Board, in accordance with the presentation made at the Shareholders’ Meeting held on April 28, 2005.
Mr. Jean-Bernard Lévy’s employment contract as Deputy Chief Executive Officer of the Company, effective from August 12, 2002, was suspended when he was appointed Chairman of the Company’s Management Board.
As presented to the Shareholders’ Meeting held on April 28, 2005, the compensation of the Chairman of the Management Board was set as follows: a gross annual fixed salary of €800,000, unchanged for 2006, a target bonus of 120% determined according to the criteria above: a maximum of 200%, a total cash target of €1,760,000, a total maximum cash of €2,400,000 and an allocation of 400,000 non-discounted stock options (subscription options) for 2005, the benefit for each of these options as of the allocation date being valued at €4.33(2) at an exercise price of €23.64. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company.
As presented to the Combined Shareholders’ Meeting held on April 28, 2005, the Chairman of the Management Board is eligible to the pension plans adopted by the Company (refer to section 28.1.4). In addition, he was recognized for seven years of seniority.

28.1.3.2.	COMPENSATION OF THE MEMBERS OF THE MANAGEMENT BOARD
The Supervisory Board, at its meeting held on April 28, 2005, noted that the employment contracts for members of the Management Board, other than the Chairman, should be maintained by virtue of them performing different technical functions and resolved that no special compensation or allowance would be granted to them in relation to their corporate appointment within Vivendi Universal SA.
Details of compensation amounts and benefits in kind paid to members of the Management Board in 2005 (full year) or owed for 2005 (in euros) are described below:

		Variable portion:
	Fixed compensation	2005 bonus
Members of the Management Board	in 2005	paid in 2006		Benefits in kind (*)		Total 2005

Jean-Bernard Lévy	800,000	1,472,000		195,047(**	)	2,467,047
Abdeslam Ahizoune	512,757	346,958		—		859,715
Jacques Espinasse	460,000	846,400		10,164		1,316,564
Frank Esser	650,000	1,150,500		13,727		1,814,227
Bertrand Meheut	650,000	1,189,500		28,014	(a)	1,867,514
Doug Morris	4,453,144	9,881,733	(b)	127,525	(c)	14,462,402
René Pénisson	460,000	846,400		22,000	(a)	1,328,400

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.

(**)	Including holiday pay for his previous salaried position (€181,595).

(a)	Including valuation of days of holiday transferred from the time saving account (compte épargne temps) to the pension savings plan.

(b)	Including the 2006 payment for a deferred long-term bonus under the Universal Music Group contract. The 2005 portion amount is €3,977,800.

(c)	Air travel and company car.
Pursuant to their employment contracts, each member of the Management Board is entitled to a gross severance payment amount (except in the event of dismissal for serious misconduct), determined as follows:
•	Mr. Jean-Bernard Lévy (employment contract, dated August 9, 2002, suspended during his term of office as Chairman of the Management Board): six months fixed and variable salary, regardless of the unexpired term of his notice period,

•	Mr. Abdeslam Ahizoune (employment contract with Vivendi Universal Group, dated December 2000, as amended on July 8, 2004): 24 months fixed salary and target bonus paid by Vivendi Universal SA and Maroc Telecom, including the legal amount of indemnity payments,

•	Mr. Jacques Espinasse (employment contract, dated July 12, 2002): 12 months fixed salary and target bonus,

•	Mr. Frank Esser (employment contract, dated May 22, 2000, as amended on October 4, 2002): 24 months fixed salary and target bonus, in addition to the legal amount of indemnity payments,

(2)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price, as at the date of exercise of the option and the share price, as at the date of the sale of the share subscribed, pursuant to the exercise of the option.
2005 Annual Report — Vivendi Universal     253

4     Consolidated Financial Statement for the year ended December 31, 2005
       Note 28. Transactions with related parties
•	Mr. Bertrand Meheut (employment contract, dated September 20, 2002): €2 million, including the legal amount of indemnity payments,
•	Mr. Doug Morris (employment contract with Universal Music Group dated February 6, 2001, as amended on August 4, 2005 – until termination of his contract as Chairman and Chief Executive Officer of Universal Music Group: December 31, 2008): equal to the fixed salary and target bonus to be paid until the termination of the contract (December 31, 2008), in any case, may not be less than one year’s salary,
•	Mr. René Pénisson (employment contract, dated September 20, 2002): no contractual severance payment.
28.1.4. Pension Plans
A complementary pension plan applicable to the executives of Vivendi Universal SA was adopted in December 1985, by the Compagnie Générale des Eaux. Beneficiaries are guaranteed a pension equal to a percentage of their basic remuneration. This percentage is determined according to the age of the retirement (48.6% at the age of 60 and 60% at the age of 65), with a maximum amount of €300,000 (including pensions under the general regime).
To benefit from this regime, the following conditions must be satisfied, which include having a total of 15 years of service within the Company, ending his or her career within the Group, all compulsory and optional pension provisions must be paid at the time of retirement and the beneficiary must be 60 years old. A payment of 60% of the amount of the pension is paid to the spouse in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company before the age of 60.
Members of the Management Board, holding an employment contract with Vivendi Universal SA are eligible to this regime, which they were entitled to before their appointment under the above-described conditions.
At its meeting held on March 9, 2005 and as presented to the Shareholders’ Meeting held on April 28, 2005, the Board of Directors decided in principle to introduce an additional pension plan for senior executives, including members of the Management Board, holding an employment contract with Vivendi Universal SA and to recognize a seniority of the Chairman of the Management Board.
Pursuant to the recommendation of the Human Resources Committee, dated October 21, 2005, the Supervisory Board, at its meeting held on December 6, 2005, authorized the establishment of an additional pension plan in accordance with the following rules, which include a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years), a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit (the reference salary and a maximum of 60 times the French Social Security upper limit (currently €1,864,000), acquisition of rights subject to an upper limit of 30% of the reference salary, application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years), and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company, for any cause, before the age of 55.
There is no possibility to cumulate the additional regime and the complementary pension plan. Only the most favorable will be retained upon retirement.
The grant of this additional pension regime to certain members of the Management Board holding a French employment contract constitutes a regulated related-party agreement, as described in the special report of the Statutory Auditors, and is submitted to the Combined Shareholders’ Meeting scheduled for April 20, 2006, in accordance with Article L. 225-88 of the French Commercial Code.
Mr. Doug Morris, a member of the Management Board and Chairman and Chief Executive Officer of Universal Music Group (UMG), who holds an American employment contract, is entitled to the Seagram pension plan for a part of his career within the Group, for which the Company has ceased to contribute. He benefits from UMG pension plans applicable to all UMG employees within the United States, for which UMG contributes up to a maximum amount of $16,260 each year, in addition to the employee’s contributions.
The total cost of the pension plans for members of the Management Board for 2005 was €2,194,155.

28.1.5.	Compensation of Senior Executives of the Group
The global aggregate amount of the top ten compensation packages paid by Vivendi Universal SA in 2005 was a gross amount of €14.35 million, including benefits in kind. In addition, in 2005, the global aggregate amount of the top ten compensation packages paid to senior executives within the Group (nine of them are American) was €45.99 million, including benefits in kind.
All senior executives have waived their right to receive Directors’ fees in their capacity as Board Members or permanent representatives within controlled subsidiaries within the meaning of Article L. 233-16 of the French Commercial Code.
254     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 28. Transactions with related parties
28.2.	Other related parties
28.2.1.	OPERATIONS ENTERED INTO DURING THE NORMAL COURSE OF BUSINESS
In 2005 and 2004, most Vivendi Universal related companies were equity affiliates; e.g. NBC Universal (NBCU) (from May 12, 2004), Elektrim Telekomunikacja (up to December 2005), Neuf Cegetel (from August 22, 2005), UGC (up to December 15, 2005) and Veolia Environnement (up to December 9, 2004), as well as Cegetel S.A.S. (from January 1, 2004 to August 22, 2005; please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”) and Vodafone, 44% shareholder in SFR. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed hereunder:

(In millions of euros)	Note	December 31, 2005	December 31, 2004
Assets
Non current content assets	12	21	—
Non current financial assets	15	181 (a)	435 (b)
Inventories	16	21	21
Trade accounts receivable and other	16	166	175
Short-term financial assets	15	—	1
Liabilities
Long-term borrowings and other financial liabilities	23	—	608 (c)
Trade accounts payable and other	16	251	169
Short-term borrowings and other financial liabilities	24	12	17
Statement of earnings
Revenues	4	645	675
Operating expenses	4	(781)	(809)
Financial income	5	—	46
Financial charges	5	—	(2)
		(136)	(90)

(a)	Including notes issued by Neuf Telecom for €180 million.

(b)	Including shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI (€379 million, net of provisions, as at December 31, 2004).

(c)	Included the promissory note to USI, a NBCU subsidiary, for €573 million, redeemed on January 28, 2005. Please refer to Note 23 “Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004”.
The following developments represent additional information on some of the related party transactions listed above.
UMG — signature of an agreement with Vodafone for the delivery of music content (2005)
Universal Music Group signed an agreement with Vodafone in November 2005 for the supply of multimedia content to Vodafone Live! customers. This range of music content services will notably include ring-tones, audio and video downloads and video streaming.
Canal+ Group — Agreement for exclusive first-broadcasting rights to NBCU studio’s production (equity affiliate of Vivendi Universal since May 12, 2004)
In December 2004, Canal+ Group and NBCU signed a long-term contract which gives Canal+ Group exclusive first-broadcasting rights to NBCU studio’s production. This deal is an extension of a previously signed commitment between these two groups.
As at December 2005, total off balance sheet commitments given by Canal+ Group to NBCU amounted to approximately €410 million. These commitments consist of broadcasting rights regarding NBCU programs broadcast on Canal+ Group channels, of NBCU channels broadcast on CanalSat, and of a movie production and distribution agreement with StudioCanal. This subsidiary also contracted distribution agreements with Universal Television Distribution and Universal Pictures International (received commitments amounting to €38 million).
In 2005, Canal+ Group recorded revenues of €123 million and operating expenses of €90 million in respect of business with NBCU and its subsidiaries. As at December 2005, total receivables

2005 Annual Report — Vivendi Universal 255

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 28. Transactions with related parties
amounted to €35 million and total payables amounted to €34 million. In addition, Studio Canal invested up to €21 million in co-productions.
SFR — Cooperation with Vodafone (2005 — 2004)
Vodafone and SFR signed an agreement in 2003 to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone Live!; development of operational synergies in procurement (including IT and technology); and best practice sharing.
SFR — Cooperation with Cegetel S.A.S (2005)
SFR, which contributed 100% of the share capital of Cegetel S.A.S. in exchange for 28.19% of Neuf Telecom, is linked by a commercial agreement that came into effect on August 22, 2005 and gives Cegetel S.A.S. the right to carry a guaranteed volume of SFR calls at a predetermined price in 2006 and 2007.
Maroc Telecom — Contract with Casanet (2005 — 2004)
In 2003, Maroc Telecom and Casanet signed several conventions regarding the maintenance and administration of the IAM Internet portal (Menara), the hosting and development of the IAM mobile portal, the hosting of the IAM El Manzil site, the maintenance of the Menara portal new WAP modules and the production of content linked to these modules and the sale of leased line internet access on behalf of IAM.
28.2.2. OTHER TRANSACTIONS
SFR — Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S. (2005 — 2004)
Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, SFR granted a put option to SNCF on 35% of the capital of Cegetel S.A.S. The commitment to purchase minority interest was recorded in borrowings and other financial liabilities for the present value of the purchase consideration, i.e. €304 million as at December 31, 2004. In August 2005, as part of the combination between Cegetel S.A.S. and Neuf Telecom, SFR acquired the stake held by SNCF for €401 million (please refer to Note 2.2. “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).
Maroc Telecom — Convention with Al Akhawayn University
On December 21, 2004, the Supervisory Board authorized Maroc Telecom to sign a convention with Al Akhawayn University (the President of this University was a member of the Maroc Telecom Supervisory Board until March 2005). The aim of the convention is to establish a cooperation global framework in order to set up joint actions in scientific and technical fields where both entities share the same interests, in particular in the research and development and studies and consulting fields.
Vivendi Universal — Acquisition of 16% of the share capital of Maroc Telecom from the Kingdom of Morocco (2005 — 2004)
Please refer to Note 2.1 “Acquisition of 16% of the capital of Maroc Telecom by Vivendi Universal on January 4, 2005”.
Vivendi Universal S.A. — Divestiture of the stake in UGC to family shareholders (2005)
In December 2005, when the call was exercised by the family shareholders, Vivendi Universal completed the divestiture of the 37.8% stake representing 40% of the voting interests, previously equity-accounted, held in UGC S.A.’s share capital for an amount of €89 million (including interest). The price may be adjusted depending on the date of an onward sale by UGC family shareholders within various periods of exercise of the call. During 2005, Vivendi Universal received €55 million in cash, with the remaining balance of approximately €34 million due between 2006 and 2008. This transaction generated a capital gain of €10 million.
Vivendi Universal S.A. and Veolia Environnement (2005 — 2004)
On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to complete the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 were modified. This agreement is described in Note 29.6 “Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares”.
Vivendi Universal S.A. — Agreement signed between the Company and one of the members of the Supervisory Board — services contracts
The Supervisory Board meeting held on June 7, 2005, in accordance with the provisions of article L. 225-86 of the French Code de commerce, approved the conclusion of a service contract with Conseil DG, chaired by Mr. Andrzej Olechowski, member of the Supervisory Board, for a period of one year renewable. This contract focuses on the defense and the perpetuation of the economic interests held by the company in the Telecoms and TV domains in Poland.
Pursuant to the said contract, the fees have been set as follows: a total fixed fee of €60,000 excluding tax, payable in monthly payments of €5,000 excluding tax, and a fixed results fee of €1,000,000 excluding tax in the event that a definite settlement of the court cases in Poland occurs during the contract, from which would be deducted the sums paid as fixed fees. From June 8 to December 7, 2005, Vivendi Universal paid €30,000 excluding taxes.

256  2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 29. Contractual obligations and contingent assets and liabilities
Note 29. Contractual obligations and contingent assets and liabilities
Vivendi Universal’s contractual obligations and contingent assets and liabilities include:
•	contracts related to operations such as content commitments (please refer to Note 10.3 “ Contractual content commitments as at December 31, 2005”), contractual obligations and commercial commitments recorded in the statement of financial position, including finance leases (please refer to Note 12 “Property, plant and equipment as at December 31, 2005 December 31, 2004 and January 1, 2004”), off balance sheet operating leases and subleases and off balance sheet commercial commitments, such as long-term service contracts and purchase or investment commitments,

•	commitments related to investments or divestitures such as share purchase or sale commitments, contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares, commitments resulting from shareholders’ agreements and collateral and pledges granted to third parties over Vivendi Universal’s assets,

•	contingent assets and liabilities linked to litigations in which Vivendi Universal is either plaintiff or defendant (please refer to Note 30 “Litigations”).

29.1.	Contractual obligations and commercial commitments recorded in the statement of financial position

Items recorded in the
Consolidated Statement		Total as at							Total as at
of Financial Position		December 31,	Payments due in					After	December 31,
(in millions of euros)	Note	2005	2006	2007	2008	2009	2010	2010	2004
Long-term borrowings and other financial liabilities	23	4,545	—	799	393	308	1,209	1,836	5,357
including finance leases	12	362	—	40	30	15	16	261	440
Short-term borrowings and other financial liabilities	24	2,215	2,215	—	—	—	—	—	2,842
Total		6,760	2,215	799	393	308	1,209	1,836	8,199
Commitments specific to the following transactions are presented in the relevant notes:
•	contractual content commitments (Note 10.3),

•	employee benefit commitments (Note 21),

•	risk management (Note 26).
29.2. Off balance sheet operating leases and subleases as at December 31, 2005

	Future minimum	Payments due in
(in millions of euros)	lease payments	2006	2007	2008	2009	2010	After 2010
Buildings (a)	1,475	236	216	209	195	155	464
Other	31	15	11	5	—	—	—
Leases	1,506	251	227	214	195	155	464
Buildings (a)	(57)	(12)	(12)	(13)	(12)	(5)	(3)
Subleases	(57)	(12)	(12)	(13)	(12)	(5)	(3)
Total net	1,449	239	215	201	183	150	461

(a)	Mainly related to offices and technical premises.

2005 Annual Report — Vivendi Universal     257

4  Consolidated Financial Statement for the year ended December 31, 2005
Note 29. Contractual obligations and contingent assets and liabilities
As at December 31, 2005, €30 million of provisions were recorded in the statement of financial position with respect to operating leases.
In 2005, net expense recorded in the statement of earnings with respect to operating leases amounted to €394 million (including €395 million with respect to lease payments made and €1 million with respect to lease payments received).
As at December 31, 2004, future lease payments under operating leases amounted to €1,404 million.
29.3.	Off balance sheet commercial commitments as at December 31, 2005

	Future minimum	Payments due in
(in millions of euros)	payments	2006	2007	2008	2009	2010	After 2010
Satellite transponders	883	123	130	130	130	86	284
Investment commitments (a)	183	179	4	—	—	—	—
Other	45	16	10	10	9	—	—
Given commitments	1,111	318	144	140	139	86	284
Satellite transponders	(47)	(23)	(16)	(7)	(1)	—	—
Other	(6)	(6)	—	—	—	—	—
Received commitments	(53)	(29)	(16)	(7)	(1)	—	—
Total net	1,058	289	128	133	138	86	284

(a)	Mainly related to SFR and Maroc Telecom.
As at December 31, 2004, off balance sheet commitments related to satellite transponders amounted to €683 million.
29.4.	Other given and received commitments relating to operations

References	Nature of the commitment	Amount of the commitment	Expiry
	Given
	Undrawn facilities as at February 21, 2006	€3,370 million (please refer to note 26.5).	2010
1	UMTS license (assigned in August 2001)	1% of revenues earned.	2021
	Obligations related to the permission to use the Consolidated Global Profit System	— Creation of 2,100 jobs within 5 years (561 already created in 2005);	2009

		— Payment of €5 million annually for 5 years	2009
		(€5 million already paid).
	Individual entitlement to training of French employees	Approximately 441,000 hours as at December 31, 2005	—
2	Various other miscellaneous guarantees given	€211 million	—
	Received
1	Licenses for SFR networks and for the supply of telecommunications services: GSM (March 1991 — March 2006) and UMTS (August 2001 — August 2021)	—	2006 / 2021
	Various other miscellaneous guarantees received	€72 million	—
The following developments represent additional information on some of the off balance sheet commitments listed above.
(1) SFR holds licenses for its networks, and for the supply of its telecommunications services in France for a period of 15 years for GSM (March 1991—March 2006), and 20 years for UMTS (August 2001—August 2021). On the acquisition of the UMTS license, the fixed amount paid, i.e. €619 million, was recorded as an intangible asset (please refer to Note 11 “Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004”). Since the variable part of the fee (equal to 1% of GSM revenues) cannot reliably be determined, it is recorded as an off balance-sheet commitment. It is recorded as an expense when incurred. The terms for the renewal of the GSM license, which terminates in March 2006, were set by the French telecommunications regulator and French Finance Ministry on March 24, 2004. The terms require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments to extend the network, principally to include zones not currently covered.

258     2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 29. Contractual obligations and contingent assets and liabilities
(2) Including a guarantee capped at €21 million that would be reimbursed in approximately 5 years, if it were to be called. In addition, Vivendi Universal grants guarantees in various forms to financial institutions on behalf of its subsidiaries in the pursuit of their operations.
29.5.	Share purchase and sale commitments

References	Nature of the commitment	Amount of the commitment	Expiry
Given
1	Divestiture of NC Numéricâble (March 2005)	Call options granted on the stake held in Ypso Holding	2008-2011
	Various other miscellaneous arrangements given	€6 million
Received
2	NBC-Universal transaction (May 2004) and amendments in June 2005	- Ability to sell NBC Universal shares on the market beginning in 2007 (up to $3 billion in 2007 and $4 billion each year thereafter),	—
		- Put option to General Electric under certain circumstances,	—
		- General Electric call option exercisable from May 11, 2010 for a 12-month period.	—
(1)  As part of the divestiture of NC Numéricâble in March 2005, Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (holding company of the new group). The first option concerns half of Canal+ Group’s stake while the second option concerns Canal+ Group’s remaining stake. These options can be exercised during one year starting on March 31, 2008 and March 31, 2010 respectively (please refer to section 29.6 hereunder). Please refer to Note 32.3 “Divestiture of the residual 20% stake in Ypso — January 31, 2006.
(2)  As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal received certain liquidity commitments and guarantees from General Electric (GE). As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. In connection with the unwinding of IACI’s interest in VUE on June 7, 2005, the dates initially set for Vivendi Universal’s liquidity rights in the original NBCU agreement were deferred by one year, including the date GE may exercise its call right on Vivendi Universal’s equity interest. As a result, Vivendi Universal will be able to monetize its equity interest in NBCU beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any Vivendi Universal sale to the market.
Under certain circumstances, if Vivendi Universal does exercise its right to monetize its equity interest in NBCU and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010 (sixth anniversary of completion of the NBC-Universal transaction), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares, or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of 12-month period commencing on May 11, 2011 (seventh anniversary of completion of the NBC-Universal transaction). Please refer to section 29.6 hereunder.

2005 Annual Report — Vivendi Universal 259

4      Consolidated Financial Statement for the year ended December 31, 2005
         Note 29. Contractual obligations and contingent assets and liabilities
29.6.	Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares

References	Nature of the commitment	Amount of the commitment		Expiry
	Contingent liabilities

	Divestiture of UMG supply and distribution operations (May 2005)	Supply and distribution contracts signed with the buyer EDC.		2015

	Divestiture of UMG’s UK manufacturing facilities (2002)	Supply contract signed with the buyer for €25 million.		2007

	Commitment to the Royalty Services LLP starting in 2007	Use of their services for the management of royalties to artists and repertoire owners for a seven-year period starting at the setting of the special purpose software		2014

	Contingent compensation for acquired games studios	€17 million under conditions		2009

1	NBC-Universal transaction (May 2004) and amendments in June 2005	—	Breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses capped at $2,088 million;	—

		—	Obligation to cover the Most Favored Nation provisions limited to 50% of every dollar of loss up to $50 million and to 100% of all losses in excess for $50 million;	—

		—	Violation of environmental laws and remedial actions: indemnification of aggregate losses stemming from VUE operations. $325 million minimum ($10 million threshold).

2	Divestiture of Canal+ Nordic (October 2003)	—	Specific guarantee capped at €50 million.	2010

		—	Other specific guarantees capped at €8 million (provisioned)	—

	Divestitures of Canal+ Technologies (January 2003), Canal+ Belgique and Canal+ N.V. (December 2003) and Canal+ Pays-Bas (August 2004)	—	Customary guarantees capped at a cumulated €9 million (except for tax and employee-related liabilities).	2006

		—	Specific guarantees capped at a cumulated €12 million (provisioned up to €8 million).

	Divestiture of the StudioExpand animation and entertainment operations, some of MultiThématiques assets (2004) and Régie Outremer (June 2005)	—	Customary guarantees capped at a cumulated €26 million.	2014

3	Divestiture of Sportfive (2004)	Guarantees capped at €50 million excluding tax guarantee (€3.5 million threshold)		2006

4	Divestiture of NC Numéricâble (March 2005)	—	Customary guarantees capped at €42 million counter- guaranteed by France Telecom up to €26 million.	2006

		—	Specific guarantees capped at €241 million (including tax and social risks) counter-guaranteed by France Telecom up to €151 million. €15 million of provisions.	2006

5	Divestiture of Xfera (2003)	Counter-guarantee of €55 million to banks in connection with Spanish UMTS frequency spectrum fees (provisioned up to €20 million).		—

6	Guarantees given by Veolia Environnement subsidiaries counter-guaranteed by Veolia Environnement	€13 million counter-guaranteed by Veolia Environnement.		—

	Divestiture of fixed-line telecommunications in Hungary (May 2003)	Customary guarantees related, among other, to 2002 license payments		—

	Divestiture of Monaco Telecom (June 2004)	—	Guarantees capped at €90 million (€2.5 million threshold)	2006

		—	Specific guarantees capped at €20 million	2009

	Divestiture of Kencell (May 2004)	—	Guarantees capped at $40 million	2006

		—	Specific guarantees	—

7	Divestiture of Houghton Mifflin (December 2002)	Guarantees relating to the environment, to tax and employee matters and to share ownership		2007

	Divestiture of 50% stake in Vizzavi (August 2002)	Customary guarantees		—

	Dismantling of MP3 operations (2003)	Guarantees to insurers		—

8	Divestiture of Sithe (December 2000)	Guarantees capped at $480 million		—
260   2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 29. Contractual obligations and contingent assets and liabilities
(...following)

References	Nature of the commitment	Amount of the commitment		Expiry

9	Real estate defeasance	€240 million		2006

10	Sale of real estate assets (June 2002)	—	Vendor warranties	2007

		—	Autonomous first demand guarantees capped at €150 million total	2017

11	Divestiture of UCI (October 2004, May and October 2005)	Customary guarantees limited to €145 million		2006-2009

	Various other miscellaneous contingent liabilities	€10 million		2007

	Contingent assets

	Divestiture of UMG supply and distribution operations (May 2005)	—	Future $22 million rebates granted by the buyer related to the US businesses;	2009

		—	Future €15 million rebates granted by the buyer related to the European businesses.	2014

	Divestiture of the music clubs, Dial and UGD (2004)	Earn out dependent on 2005 turnover levels up to €6 million.		—

4	Guarantees on divestiture of NC Numéricâble	€177 million counter-guaranteed by France Telecom		2006

	Acquisition of several companies within MultiThématiques and Expand	Guarantees from the sellers for approximately €17 million.		2007

12	Divestiture of 37.8% stake in UGC (December 2005)	—	Earn out variable depending on different factors;	—

		—	Security on UGC shares.	—

	Various other miscellaneous contingent assets	€23 million		—

The followings developments represent additional information on some of the off balance sheet commitments listed above.
(1) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and General Electric (GE) gave certain reciprocal commitments customary for this type of transaction, and Vivendi Universal retained certain liabilities relating to taxes and excluded assets. Vivendi Universal and GE undertook to indemnify each other against losses stemming from among other things any breach of their respective representations, warranties and covenants.
Neither party will have any indemnification obligations for losses arising as a result of any breach of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceeds $325 million. In that event, the liable party will be required to pay the amount of losses which exceeds $325 million, but in no event will the aggregate indemnification payable exceed $2,088 million.
In addition, Vivendi Universal will have indemnification liabilities for 50% of every US dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favored Nation provisions set forth in certain contracts.
As part of the unwinding of lACI’s interest in VUE on June 7, 2005, Vivendi Universal and IACI agreed to terminate their pending tax dispute, enabling Vivendi Universal to cancel the $91 million letter of credit issued in favor of IACI in August 2004. In addition, Vivendi Universal’s obligation to pay up to $520 million to NBC Universal in respect of any loss from the sale of Universal Parks and Resorts was eliminated. Finally, Vivendi Universal’s commitments with regard to environmental matters were amended and Vivendi Universal’s liability is now subject to a de minimus exception of $10 million and a payment basket of $325 million.
The representations and warranties other than those regarding authorization, capitalization and tax representations terminated on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.
(2) In connection with the divestiture of Canal+ Nordic in October 2003, the Group granted certain customary guarantees to the acquirers up to €22 million, which expired in 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees given to American studios on output deals retained by Canal+ Group, amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back to-back agreement by the buyers. Canal+ Group
2005 Annual Report — Vivendi Universal   261

4       Consolidated Financial Statement for the year ended December 31, 2005
  Note 29. Contractual obligations and contingent assets and liabilities has also kept distribution guarantees towards Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.
(3) In connection with the divestiture of Sportfive in 2004, both sellers, i.e. RTL Group and Canal+, granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are capped at €100 million for the sellers (€7 million threshold), i.e., €50 million for Canal+ Group. The sellers also granted customary tax guarantees with no limit as to amount.
(4) As part of the divestiture of NC Numéricâble on March 31, 2005, Canal+ Group granted the buyer, Ypso France, several customary guarantees expiring on December 31, 2006 for an amount capped at €42 million. These guarantees are covered by a €26 million counter-guarantee given by France Telecom in respect to the cable networks used by NC Numéricâble. In addition, Canal+ Group granted specific guarantees with a €241 million cap (including tax and social risks), for which €15 million of provisions were accrued as at December 31, 2005. Specific risks related to cable networks used by NC Numéricâble are included in this maximum amount and are counter-guaranteed by France Telecom up to €151 million. In addition, Canal+ Group also recorded a €5 million provision, following the dispute with the buyers concerning the amount of net debt sold to them. Furthermore, if Canal+ Group sells its shares in Ypso, Altice will receive part of the capital gain realized by Canal+ Group if it exceeds a certain amount.
(5) In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees. The risks associated with these commitments have been provided for €20 million.
(6) As at December 31, 2005, Vivendi Universal continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €13 million, mainly relating to performance guarantees given to local authorities (including New Bedford). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.
(7) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, except those relating to intellectual property which expired at the end of December 2005, guarantees relating to the environment which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.
(8) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees expired on December 18, 2005.
(9) An annual rental guarantee of €12 million was granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. The building and the debt used for its acquisition are not consolidated by Vivendi Universal because the related annual rental guarantees are to terminate in December 2006, following the likely exercise by the buyer of the building of the put option granted by the Dresdner Bank.
(10) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of 5 years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee related liabilities (statute of limitations plus 3 months) and the decennial guarantee applicable to real estate.
(11) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period. At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €127 million as at December 31, 2005. It received counter-guarantees in this respect from the purchaser of its 50% stake. In addition, as part of the separate disposal of the group’s 50% stake in UCI Brazil in October 2005, Vivendi Universal granted guarantees covering lease and operational matters as above capped at $14 million and expiring October 12, 2008.
(12) Vivendi Universal has a first rank security on UGC shares held by family shareholders to guarantee the payment of its loan to the latter following the divestiture of its 37.8% stake in UGC in December 2005. In addition, if the shares are resold by family shareholders at a price higher than the repurchase one, an earn out will be due to Vivendi Universal depending on the resale date, over different periods according to the repayment dates of the loan.
262    2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 29. Contractual obligations and contingent assets and liabilities
Several guarantees issued in 2005 and in prior years expired. The statute of limitations of certain guarantees relating to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.
29.7. Shareholder agreements
Under existing shareholder agreements (SFR, Maroc Telecom, CanalSat etc.), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights, etc.) which enable it to control the capital structure of consolidated companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.
In addition, Vivendi has received or given, pursuant to other shareholder agreements or provisions of the bylaws of consolidated entities, equity affiliates or unconsolidated interests (Elektrim Telekomunikacja, Neuf Telecom, Amp’d etc.) certain rights (pre-emption and other rights) enabling it to protect its shareholder rights.
Finally, Canal+ Group and Lagardère shareholders’ agreement signed on July 11, 2000 (when the latter entered into CanalSat’s share capital) and modified on November 21, 2000, provides certain rights to Canal+ Group or Lagardère for them to exercise contingent call or put options on their stake in CanalSat subject to the completion of certain conditions (such as blocking situations, change of control, etc.).
29.8. Collaterals and pledges as at December 31, 2005

							December 31,
				December 31, 2005			2004
					Total
					recorded
					in the
					Consolidated
				Amount	Statement		Amount
				of asset	of Financial	Corresponding	of asset
		Inception		pledged	Position	percentage	pledged
Nature of assets collaterized or pledged	Note	Date	Maturity	(In millions of euros)			(In millions of euros)
On financial assets
Pledge on Maroc Telecom shares (corresponding to a 35% interest) to guarantee payment of the put option granted to the Kingdom of Morocco in respect of a 16% stake in Maroc Telecom	2.1	April 2003	January 4, 2005	—	—	—	1,518	(a)
Pledge on NBC Universal shares equal to 125% of the promissory note issued to USI in order to guarantee this financing	23.1	May 2004	January 28, 2005	—	—	—	716
Pledges on other financial assets		1997	2016	49	3,783	1%	50
On other assets
Miscellaneous cash collaterals		2004	nd**	1	2,902	ns***	13
Total				50	na*	na*	2,297

*na: not applicable; **nd: not determined; ***ns: non significant.
(a) As the pledged shares are shares of a consolidated company, they are eliminated in the Consolidated Statement of Financial Position and the amount indicated corresponds to the value of the shares in the statutory accounts of the holding company.
2005 Annual Report — Vivendi Universal    263

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 30. Litigations
Note 30. Litigations
Vivendi Universal is subject to various litigations, arbitrations or administrative proceedings in the normal course of its business.
The expenses which may result from these proceedings are only recognized as a provision when they become likely and when their amount can either be quantified or estimated on a reasonable basis. In the last case, the amount of the provision represents Vivendi Universal’s best estimate of the risk. The amount of the provision recognized is calculated based on an appraisal of the level of the risk, bearing in mind that the occurrence of an ongoing event may lead, at any time, to a reappraisal of the risk. As at December 31, 2005, provisions recorded by Vivendi Universal with respect to all litigations amounted to €281 million.
The situation of proceedings disclosed hereunder is described as at February 21, 2006, day of the Management Board meeting held to approve Vivendi Universal’s financial statements for the year ended December 31, 2005.
To the Company’s knowledge, there are no legal or arbitration proceedings or any facts of an exceptional nature which may have or have had in the recent past a significant effect on the Company and on its group’s financial position, profit, business and property.
Vivendi Universal or companies within its group are defendants in the following litigation, in particular:
COB/AMF investigation opened in July 2002
On September 12, 2003, following the investigation opened by Autorités des Marchés (AMF) (formerly the Commission des Opérations de Bourse (COB)) on July 4, 2002, the AMF notified Vivendi Universal of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07.
The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, in terms of French accounting standards, and secondly, to other items of financial information.
Vivendi Universal challenged these allegations, taking the view, shared by its auditors, that the methods of consolidation of these companies, applied over the period subject to the COB’s investigation, were in accordance with the applicable accounting regulations.
The AMF Sanction Commission notified Vivendi Universal of its decision on December 7, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The equity method of consolidation of Elektrim Telekomunikacja, for the fiscal year 2001 only, was challenged by the AMF which considered that Elektrim Telekomunikacja, should have been consolidated by way of proportionate consolidation.
On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of Appeal. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of Elektrim Telekomunikacja, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations.
On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF Sanctions Commission and reduced the amount of the penalty imposed by the AMF against Vivendi Universal from €1 million to €300,000. In this decision, the Paris Court of Appeal validated Vivendi Universal’s accounting treatment.
On August 25, 2005, the AMF appealed against this decision before the French Supreme Court (Cour de Cassation).
On February 3, 2006, Vivendi Universal submitted its briefs in response.
AMF investigation of the company’s share repurchases opened in May 2002
On May 4, 2004, the AMF commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001. The inquiry report has not been submitted to the Sanctions Commission but on June 6, 2005 the AMF submitted this report to the Public prosecutor’s office that led to additional prosecution’s charges joined to the investigation initiated by the financial department of the Parquet de Paris (see below).
AMF investigation in connection with the issuance of mandatorily redeemable notes (ORA) in November 2002
On January 18, 2005, Vivendi Universal and two of its senior executives, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issuance of notes mandatorily redeemable for new shares of Vivendi Universal in November 2002.
The AMF complaint against Vivendi Universal is that Deutsche Bank sold institutional investors a product comprising both notes mandatorily redeemable for new shares of Vivendi Universal and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information, and Vivendi Universal and its two senior executives intend to challenge these complaints before the AMF Sanctions Commission.
264    2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 30. Litigations
Investigation by the financial department of the Parquet de Paris
The investigation initiated by the financial department of the Parquet de Paris for the publication of false or misleading information regarding the financial situation or forecasts of Vivendi Universal, as well as the publication of untrue or inaccurate financial statements (for financial years 2000, and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Court of Appeal dated June 25, 2003.
It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.
Securities class action in the United States
Since July 18, 2002, sixteen claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi universal contests these allegations.
The proceedings are currently in the stage of discovery in which the plaintiffs have to prove a violation that caused a loss to the shareholders.
In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing. The judgment on the class certification is expected in the course of 2006.
Elektrim Telekomunikacja
Since the purchase on December 12, 2005 of the 2% of the companies Elektrim Telekomunikajca Sp. Z.o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi Universal is a 51% shareholder in Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly 51% of the capital of Polska Telefonica Cyfrowa (PTC), the primary mobile telephone operator in Poland (see organization chart in Note 2.3). These shareholdings are the subject of several litigations the most important of which are described below.
Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.
In the Award notified to the parties on 13 December 2004, it was ruled that:
•	the Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times,

•	the transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months as the latest from the notification of the award,

•	DT’s Economic Impairment Claim is dismissed,

•	it has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration.
The arbitral tribunal having ruled that it had no jurisdiction with respect to Telco, Vivendi Universal considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares.
On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby concluding these proceedings. Telco was not submitted to any costs and was granted reimbursement of its costs.
On December 20, 2005, the commercial tribunal of Vienna partly void the award (refer below).
Exequatur Proceedings of the Vienna Award before Polish Courts
On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court – Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair hearing. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. A hearing before the Appeal Court of Warsaw has been scheduled for March 29, 2006.
Declaratory Proceedings before the Polish Courts
Following the Vienna Award, in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court – Commercial Division), by a protective injunction dated
2005 Annual Report — Vivendi Universal   265

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 30. Litigations
December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim have appealed this injunction.
Proceedings before the Trade and Companies Registry of Warsaw
On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw court responsible for the Trade and Companies Registry, registered Elektrim on the said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco and PTC consider to constitute fraud. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
On August 26, 2005, the Warsaw Court of Appeal quashed the decision of February 25, 2005. Consequently, on November 15, the Trade and Companies Registry re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises.
Proceedings concerning the “Mega” operation before Polish Courts
In October 2005, following searches of the Trade and Companies Registry, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, the company Mega, at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005 Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of 90 million euros granted by PAI Media to ZE PAK another Elektrim subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictive transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.
Proceedings for the annulment of the Vienna Award before the Austrian Courts
On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision.
Vivendi Universal’s case against the Polish State
On February 28, 2005, Vivendi Universal has, in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.
Arbitration Proceedings before the London Court of International Arbitration (LCIA)
On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCI) against Elektrim, Telco and Carcom Warszawa. This request for arbitration takes place in relation with the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi Universal and VTI. The purpose of this Agreement, amongst other things, is to govern relations between Vivendi Universal and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since then by Elektrim to its global validity. Vivendi Universal additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this agreement.
On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005. From the 23rd to the 27th January 2006, hearings took place in London as to the validity of this agreement.
Proceedings before the Polish Competition and Consumer Protection Office
On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi Universal controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco.
Proceedings against DT before the Paris Commercial Court
In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi Universal considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi
266   2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 30. Litigations
Universal considers to be illegal. Vivendi Universal is claiming compensation from DT which is today estimated at 2.2 billion euros, corresponding to the harm suffered as a result of DT’s behaviour.
DuPont tax litigation
Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998 when, on August 21, 2003, Vivendi Universal received notice from the IRS challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.
The IRS claims tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the US Tax Court. Vivendi Universal and the IRS filed their respective submissions before the U.S. Tax Court and the discovery of documents is ongoing.
Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.
French Competition Council – mobile telephone market
On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR, which amounted to €220 million, has been entered in the accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts of the case, and it has therefore appealed the order. SFR is involved in contentious proceedings brought by customers and consumer associations connected with this order, but since it is challenging the order and is not in a position to determine the potential impact of the outcome of these proceedings, has not made any provision in its accounts in this respect.
Furthermore, SFR is involved in other contentious proceedings commenced in relation to competition law, frequently in common with other telephone operators. To the extent SFR is not in a position to determine the potential impact of the outcome of these proceedings, it has not made any provision in its accounts in this respect.
2005 Annual Report — Vivendi Universal   267

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 31. Major consolidated entities as at December 31, 2005 and 2004
Note 31. Major consolidated entities as at December 31, 2005 and 2004
As at December 31, 2005, 399 entities were consolidated or accounted for using the equity method versus 437 companies as at December 31, 2004.
C: Consolidated; E: Equity; NC: Not Consolidated.

			December 31, 2005			December 31, 2004
			Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Note	Country	Method	Interest	Interest	Method	Interest	Interest
Vivendi Universal S.A.		France	Parent company			Parent company
Universal Music Group
Universal Studios Holding I Corp.	32.4	US	C	92%	92%	C	92%	92%
PolyGram Holding, Inc.		US	C	100%	92%	C	100%	92%
Universal Music Group, Inc.		US	C	100%	92%	C	100%	92%
UMG Recordings, Inc.		US	C	100%	92%	C	100%	92%
Centenary Holding B.V.		Netherlands	C	100%	92%	C	100%	92%
Universal International Music B.V.		Netherlands	C	100%	92%	C	100%	92%
Universal Entertainment GmbH		Germany	C	100%	92%	C	100%	92%
Universal Music K.K.		Japan	C	100%	92%	C	100%	92%
Universal Music France S.A.S.		France	C	100%	92%	C	100%	92%
Centenary Music Holdings Limited		UK	C	100%	92%	C	100%	92%
Universal Music (UK) Holdings Limited		UK	C	100%	92%	C	100%	92%
Vivendi Universal Games		US	C	100%	99%	C	100%	99%
Canal+ Group
Groupe Canal+ S.A.		France	C	100%	100%	C	100%	100%
Canal+ S.A. (a)		France	C	49%	49%	C	49%	49%
CanalSatellite S.A.		France	C	66%	66%	C	66%	66%
StudioCanal S.A.		France	C	100%	100%	C	100%	100%
MultiThématiques	2.5	France	C	100%	100%	C	70%	70%
Cyfra+		Poland	C	75%	75%	C	75%	75%
Media Overseas		France	C	100%	100%	C	100%	100%
SFR
SFR (b)		France	C	56%	56%	C	56%	56%
Neuf Telecom S.A.	2.2	France	E	28%	16%	—	—	—
Cegetel S.A.S	2.2	France	—	—	—	C	65%	36%
Maroc Telecom S.A.	2.1	Morocco	C	51%	51%	C	51%	35%
Mauritel		Mauritania	C	51%	21%	C	51%	14%
NBC Universal
Universal Studios Holding I Corp.	32.4	US	C	92%	92%	C	92%	92%
NBC Universal	2.4	US	E	20%	18%	E	20%	18%
Other
Vivendi Telecom International S.A.		France	C	100%	100%	C	100%	100%
Elektrim Telekomunikacja	2.3	Poland	C	51%	51%	E	49%	49%
Polska Telefonica Cyfrowa	2.3	Poland	NC	51%	26%	NC	49%	25%
Vivendi Universal Publishing S.A.		France	C	100%	100%	C	100%	100%
UGC	14	France	—	—	—	E	38%	38%

(a)  Consolidated because Vivendi Universal (i) has majority control over the Board of Directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ S.A. and Canal+ Distribution, a wholly-owned subsidiary of Vivendi Universal. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ S.A. results in return for exclusive commercial rights to the Canal+ S.A. subscriber base.
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Consolidated Financial Statement for the year ended December 31, 2005       4
Note 32. Subsequent events
(b) SFR is owned 56% by Vivendi Universal and 44% by Vodafone. Under the terms of the shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the Board of Directors and appoints the chairman and CEO, majority control over shareholders’ general meetings, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.
Note 32. Subsequent events
As at February 21, 2006, the day of the Management Board meeting held to adopt Vivendi Universal’s financial statements for the year ended December 31, 2005, the main events which occurred since December 31, 2005 were as follows:

32.1.	Canal+ and TPS draft combination agreement — January 6, 2006 and Lagardère draft agreement — announced on February 17, 2006
CANAL+ AND TPS DRAFT COMBINATION AGREEMENT
After consulting the relevant labor relations committees, Vivendi Universal, TF1 and M6 signed on January 6, 2006, a combination agreement of the pay-TV operations in France and other French-speaking territories of Canal+ Group and TPS. The new group will be controlled by Vivendi Universal. This agreement is subject to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) and to the approval of French antitrust authorities. Upon completion of the transaction, Vivendi Universal would own 85% of the new group.
The terms of this combination (with the assumption that the Lagardère draft agreement described below is realized) are the following:
•	during the first stage, on January 6, 2006, Vivendi Universal paid TF1 and M6 an advance of €150 million, corresponding to a stake of 15% in TPS after cancellation of the debt of TPS and its transformation from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to Vivendi Universal, directly or via Canal+ Group. Until the completion of the transaction, Canal+ Group and TPS retain their management autonomy,

•	during a second stage, after the approval by antitrust authorities, the €150 million advance, plus interest, would be repaid to Vivendi Universal. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%. The new group “Canal+ France” would comprise Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The balance would be shared between Vivendi Universal and Lagardère,

•	however, if Vivendi Universal decides that there is finally no combination agreement, Vivendi Universal would keep a stake of 15% in TPS for its initial advance of €150 million, and would compensate TF1 and M6 for an amount of €100 million,

•	under certain circumstances strictly defined and related to the conditions of the approval of antitrust authorities, Vivendi Universal could acquire TF1’s and M6’s stake in TPS for €900 million (plus interests) or could choose not to finalize the combination, under the circumstances described hereabove,

•	moreover, TF1 and M6 would benefit, for a minimum of 3 years after the completion of the transaction, of a put option granted by Vivendi Universal on their 15% stake in the new group. The price of this option would be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the new group of pay-TV in France, that is €7.5 billion for 100%.
The scope of the new group of pay-TV in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ S.A., MultiThématiques and MediaOverseas. Vivendi Universal communicated on this scope using the name “Canal+France”. The assets not included in the “Canal+France” scope are StudioCanal, Cyfra+, Canal+ Régie, PSG and i>Télé, on which Vivendi Universal would benefit from their potential increase in value.
The new group “Canal+France” would be a major player on the French broadcasting market. It would reinvigorate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly enriched and improved offer. The combination of the two platforms would enable various savings, notably in terms of subscriber acquisition costs and marketing costs and the acquisition of television rights.
From an accounting standpoint, the €150 million advance will be recorded as current financial asset. When the new group is created, the transaction would be recorded as the acquisition by Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi Universal in Canal+ Group share capital. The put option, granted by Vivendi Universal, to TF1 and M6 would be accounted for as a financial liability of €1,130 million.
DRAFT AGREEMENT WITH LAGARDÈRE
In February 2006, Lagardère, Vivendi Universal and Canal+ Group announced a draft agreement in accordance with the terms intended in the combination agreement with TF1 and M6. By this draft agreement, Lagardère, which is a partner of Canal+ Group within CanalSat, will become a shareholder of the group “Canal+France” including the pay-TV operations of Canal+ Group and TPS, with no dilution of the investments of TF1 and M6.
2005 Annual Report — Vivendi Universal   269

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 32. Subsequent events
Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares of an entity corresponding to “Canal+France” scope, pay-TV in France, for an amount of €525 million in cash.
If these two transactions are completed, the structure of the new group would be as follows:
For more information about ownership and voting interests in these entities, please refer to Note 31 above.
Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value or a minimum amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
In addition, Lagardère will have an exit right in the following cases:
•	the right to obtain liquidity for its stake via an IPO, under certain circumstances,

•	under certain other circumstances, linked to the approval of TPS by anti-trust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi Universal / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash).
This draft agreement is subject to consultation with the relevant labor relations and employee representative committees, and to the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the antitrust authorities.
The objective is that the new group, which will in particular hold 100% of CanalSat and TPS, be put in place in the third quarter of 2006.
In any event, Vivendi Universal would, directly or indirectly, retain the majority of the share capital, as well as exclusive control of the new group. Terms of the put option to TF1 and M6 would remain unchanged.
32.2.	Vivendi Universal announces its intention to terminate its American Depositary Receipts (ADR) program — January 17, 2006
On January, 17, 2006, Vivendi Universal announced its intention to terminate its American Depositary Receipts (ADR) program as well as voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE).
32.3.	Divestiture of the residual 20% stake in Ypso — January 31, 2006
On January 31, 2006, Canal+ Group completed the sale to Cinven and Altice of its residual 20% stake in Ypso for a consideration of €44 million. Prior to this, in December 2005, Canal+ Group sold to Ypso the non-voting preferred shares that it held and obtained repayment in full of the shareholder loan granted to Ypso (€39 million, including interest).
32.4.	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding — February 7, 2006
On February 7, 2006, Vivendi Universal finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi Universal’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase consideration of $1,154 million. USHI is a holding company located in the US, owned 92.341% by Vivendi Universal. Its assets consist of Vivendi Universal’s main stakes in the US (excluding Vivendi Universal Games): 100% of Universal Music Group (UMG), and 20% of NBC Universal (NBCU). Thanks to this transaction, Vivendi Universal increased its control and interest in UMG from 92.3% to 100% and from 18.5% to 20% in NBCU.
270    2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4

Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
This transaction led to a $1,154 million increase in financial net debt (approximately €960 million).
In addition, if Vivendi Universal were to sell any of its NBCU interests, Vivendi Universal agreed to pay MEI a pro-rata share of the proceeds exceeding $7 billion, as follows: if the divestiture of NBCU shares occurs in 2006, Vivendi Universal shall pay to MEI 100% of its share (i.e. 7.659%) in the sale proceeds exceeding $7 billion; this share shall be reduced to 66.66% if the divestiture occurs in 2007 and then 33.33% if it occurs in 2008.
32.5.	Investment in 19.9% of the voting capital of Amp’d — February 7, 2006
Further to the Amp’d share capital increase, Vivendi Universal and UMG brought their interest in the share capital of Amp’d to 19.9% in the United States. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and also a mobile virtual network operator (MVNO) offering 3G telephony and content services nation wide in the US. Amp’d has developed handsets that allow music and video downloading over the cellular network or through the internet. The Vivendi Universal group supplies music and video clips, mobile games and video/programming through its business units UMG, Vivendi Universal Games and through NBCU.
The total of the Vivendi Universal investment amounts to €47 million.

Note 33.	Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 financial information relating to the IFRS transition presented as preliminary information the expected quantifiable impact of the IFRS adoption on the statement of financial position as at the transition date, January 1, 2004, the financial position as at December 31, 2004 and the statement of earnings for the year 2004.
Since this publication, besides the consequences of the IFRS 5 application to operations sold since January 1, 2005, several new options were taken in the application of the standards applied and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to homogenize the presentation with the consolidated financial statements for the year ended December 31, 2005. The main changes taken into account for the years 2005 and 2004 are described hereunder.
The definitive reconciliation of the financial statements prepared under French GAAP and the IFRS consolidated financial statements are presented in the following note.
2005 Annual Report — Vivendi Universal   271

4      Consolidated Financial Statement for the year ended December 31, 2005
        Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.1. Summary of adjustments to 2004 equity and earnings

				Foreign	Unrealized
			Earnings	currency	gain /
	Please		attributable	trans-	(losses) on	Impact of		Equity
	refer to the	Equity as	to equity	lation	available-	change in		as at
	paragraph	at January	holders of	adjust-	for-sale	accounting		December
(In millions of euros)	mentioned	1, 2004	the parent	ment	securities	principles	Other	31, 2004

Equity attributable to equity holders of the parent under French GAAP		11,923	754	990	—	(87)	41	13,621
ORA/OCEANE (IAS 32/39)	33.7.D	844	78	—	—	—	—	922
Cancellation of foreign currency translation adjustments in respect of VUE as at January 1, 2004 (IFRS 1)	33.6.	—	2,490	(2,490)	—	—	—	—
Commitment to repurchase minority interests (IAS 32/39)	33.7.C	11	(7)	—	—	—	—	4
Valuation difference of available-for-sale securities, excluding VUE (IAS 32/39)	33.7.E	257	—	—	632	—	—	889
Valuation difference of available-for-sale securities in respect of VUE	33.6.	231	(114)	—	(88)	—	(29)	—
Mark-to-market of other financial instruments in respect of VUE (IAS 32/39)	33.6.	(15)	(29)	—	—	—	44	—
Mark-to-market of other financial instruments (IAS 32/39)	33.7.F	175	(122)	—	—	—	11	64
Elimination of goodwill amortization, excluding VUE (IFRS 3)	33.7.G	—	530	(4)	—	—	(17)	509
Elimination of goodwill amortization in respect of VUE (IFRS 3)	33.7.G	—	85	—	—	—	(85)	—
Special purpose entities	33.7.H	(83)	—	—	—	57	—	(26)
Employee benefits (IAS 19)	33.7.I	(299)	43	9	—	—	(5)	(252)
Catch up on past amortization as at January 1, 2004 of intangible assets (IFRS 1)	33.7.J	(89)	(2)	6	—	—	—	(85)
Share-based payments (IFRS 2)	33.7.K	—	(95)	—	—	—	95	—
Other restatements		(224)	156	(104)	60	30	(115)	(197)

Total restatements before tax and minority interests		808	3,013	(2,583)	604	87	(101)	1,828

Equity attributable to equity holders of the parent		12,731	3,767	(1,593)	604	—	(60)	15,449

				Foreign	Unrealized
				currency	gain /
			Earnings	trans-	(losses) on			Equity
		Equity as	attributable	lation	available-	Dividends		as at
		at January	to minority	adjust-	for-sale	paid by subsi-		December
(In millions of euros)		1, 2004	interests	ment	securities	diaries	Other	31, 2004

Minority interests under French GAAP		4,929	1,030	36	—	(1,849)	(1,187)	2,959
Commitments to repurchase minority interests and other restatements in respect of VUE (IAS 32)	33.6.	(514)	—	(25)	—	—	539	—
Commitments to repurchase minority interests (IAS 32/39)	33.7.C	(442)	—	—	—	—	106	(336)
Mark-to-market of other financial instruments (IAS 32/39)	33.7.F	—	(3)	—	—	—	—	(3)
Share-based payments (IFRS 2)	33.7.K	—	(2)	—	—	—	2	—
Employee benefits (IAS 19)	33.7.I	—	(1)	—	—	—	1	—
Other restatements		(12)	32	(2)	—	—	5	23
Total restatements before tax		(968)	26	(27)	—	—	653	(316)

Minority interests under IFRS		3,961	1,056	9	—	(1,849)	(534)	2,643

Total equity under IFRS		16,692	4,823	(1,584)	604	(1,849)	(594)	18,092

272      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.2. Reconciliation of equity as at January 1, 2004
33.2.1. RESTATEMENTS

	January 1, 2004 (format compliant with French accounting standards)
		Cancellation
		of the
		foreign		Commitments
	French	currency	Repurchase	to purchase	ORA /	Available-		Other	Special			Other
	accounting	translation	of minority	minority	OCEANE	for-sale	VUE financial	financial	Purpose	Employee	Intangible	resta-
	standards	adjustment	interest	interest	bonds	securities	instruments	instruments	Entities	benefits	assets	tements	IFRS
		IFRS 1	IFRS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32/39	IAS 32/39	SIC 12	IAS 19	IAS 38
(In millions of euros)

Please refer to the paragraph mentioned		33.7.A	33.7.B	33.7.C	33.7.D	33.7.E	33.6	33.7.F	33.7.H	33.7.I	33.7.J
Assets
Goodwill, net	17,789	—	914	537	—	—	36	—	—	—	—	3	19,279
Other intangible assets, net	11,778	—	(914)	5	—	—	—	58	—	(10)	(848)	3	10,072
Property, plant and equipment, net	6,365	—	—	—	—	—	—	—	417	—	—	60	6,842
Investments in equity affiliates	1,083	—	—	—	—	—	—	2	—	—	—	—	1,085
Other investments	3,549	—	—	—	(9)	571	373	35	874	—	—	135	5,528

Total long-term assets	40,564	—	—	542	(9)	571	409	95	1,291	(10)	(848)	201	42,806

Inventories and work-in- progress	744	—	—	—	—	—	—	—	—	—	103	85	932
Accounts receivable and other	8,809	—	—	1	(147)	—	(559)	(38)	—	(115)	—	(54)	7,897
Deferred tax assets	1,546	—	—	—	—	—	—	21	14	153	—	30	1,764
Short-term loans receivable	140	—	—	—	—	—	341	4	—	—	—	12	497
Marketable securities	259	—	—	—	—	(249)	—	—	—	—	—	(3)	7
Cash and cash equivalents	2,858	—	—	8	—	—	—	—	—	—	—	(14)	2,852

Total current assets	14,356	—	—	9	(147)	(249)	(218)	(13)	14	38	103	56	13,949

Total assets	54,920	—	—	551	(156)	322	191	82	1,305	28	(745)	257	56,755

Liabilities
Other equity	1,000	—	—	—	(1,000)	—	—	—	—	—	—	—	—
Deferred income	560	—	—	—	—	—	—	(173)	(185)	—	—	—	202
Provisions	2,294	—	—	(101)	—	—	—	(330)	38	339	—	535	2,775
Long-term debt	9,621	—	—	342	—	—	(3)	287	606	—	—	—	10,853
Other non-current liabilities and accrued expenses	2,407	—	—	—	—	—	—	1	931	(12)	(688)	(161)	2,478
	15,882	—	—	241	(1,000)	—	(3)	(215)	1,390	327	(688)	374	16,308
Accounts payable	12,261	—	—	(49)	—	—	—	(2)	(2)	(1)	—	96	12,303
Deferred taxes liabilities	5,123	—	—	—	—	65	148	87	—	1	32	33	5,489
Bank overdrafts and other short-term borrowings	4,802	—	—	790	—	—	344	36	—	—	—	(9)	5,963

Total current liabilities	22,186	—	—	741	—	65	492	121	(2)	—	32	120	23,755

Total liabilities	38,068	—	—	982	(1,000)	65	489	(94)	1,388	327	(656)	494	40,063

Shareholders’ equity
Share capital	5,893	—	—	—	—	—	—	—	—	—	—	—	5,893
Additional paid-in capital	6,030	—	—	—	1,204	—	—	—	—	—	—	—	7,234
Retained earnings and others	—	—	—	11	(360)	257	216	175	(83)	(299)	(89)	(224)	(396)
Including foreign currency translation adjustment	(3,750)	3,750	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ equity	11,923	—	—	11	844	257	216	175	(83)	(299)	(89)	(224)	12,731

Minority interests	4,929	—	—	(442)	—	—	(514)	1	—	—	—	(13)	3,961

Total equity	16,852	—	—	(431)	844	257	(298)	176	(83)	(299)	(89)	(237)	16,692

2005 Annual Report — Vivendi Universal      273

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.2.2. RECLASSIFICATIONS

	January 1, 2004
			Media /	Reclas-
		Reclassification	Entertain-	sification
		of VUE as	ment content	of current /		Other
Format compliant with French		an asset	assets clas-	non current	Offset-	reclassi-
accounting standards	IFRS	held for sale	sification	items	ting	fications	IFRS	Format compliant with IFRS
(In millions of euros)		IFRS 5	IAS 1	IAS 1/IAS 32

Please refer to the paragraph mentioned		33.6. / 33.8.M	33.8.N	33.8.P	33.8.R
Assets								Assets
Goodwill, net	19,279	(6,286)	—	—	—	(51)	12,942	Goodwill
	—	—	2,971	—	—	—	2,971	Non current content assets
Other intangible assets, net	10,072	(4,777)	(2,971)	—	—	38	2,362	Other intangible assets
Property, plant and equipment, net	6,842	(1,065)	—	—	(165)	(7)	5,605	Property, plant and equipment
Investments in equity affiliates	1,085	995	—	—	—	16	2,096	Investments in equity affiliates
Other investments	5,528	(1,666)	—	18	(172)	54	3,762	Non current financial assets
	—	—	—	1,108	—	(6)	1,102	Deferred tax assets

Total long-term assets	42,806	(12,799)	—	1,126	(337)	44	30,840	Non current assets

Inventories and work-in-progress	932	(209)	(307)	—	—	(52)	364	Inventories
	—	—	—	372	—	1	373	Current tax receivables
	—	—	583	—	—	—	583	Current content assets
Accounts receivable and other	7,897	(1,221)	(276)	(390)	(618)	(266)	5,126	Trade accounts receivable and other
Deferred tax assets	1,764	(656)	—	(1,108)	—	—	—
Short-term loans receivable	497	(342)	—	—	—	(61)	94	Short-term financial assets
Marketable securities	7	—	—	—	—	(7)	—
Cash and cash equivalents	2,852	(124)	—	—	—	(2)	2,726	Cash and cash equivalents
	13,949	(2,552)	—	(1,126)	(618)	(387)	9,266
	—	13,784	—	—	—	113	13,897	Assets held for sale

Total current assets	13,949	11,232	—	(1,126)	(618)	(274)	23,163	Current assets

Total assets	56,755	(1,567)	—	—	(955)	(230)	54,003	Total assets

Shareholders’ equity and liabilities								Equity and liabilities
Share capital	5,893	—	—	—	—	—	5,893	Share capital
Additional paid-in capital	7,234	—	—	—	—	—	7,234	Additional paid-in capital
Retained earnings and others	(396)	(231)	—	—	—	—	(627)	Retained earnings and other
Including foreign currency translation adjustments	—	—	—	—	—	—	—	Including foreign currency translation adjustments
	—	231	—	—	—	—	231	Equity associated with assets held for sale

Total shareholders’ equity	12,731	—	—	—	—	—	12,731	Equity, attributable to equity holders of the parent

Minority interests	3,961	—	—	—	—	—	3,961	Minority interests
Other equity	—	—	—	—	—	—	—
	16,692	—	—	—	—	—	16,692	Total equity
Deferred income	202	(98)	—	—	—	(104)	—
Provisions	2,775	(125)	—	(355)	(165)	(267)	1,863	Non current provisions
Long-term debt	10,853	(3,436)	—	—	—	(1)	7,416	Long-term borrowings and other financial liabilities
	—	—	—	3,670	—	—	3,670	Deferred tax liabilities
Other non-current liabilities and accrued expenses	2,478	(833)	—	—	—	126	1,771	Other non current liabilities
	16,308	(4,492)	—	3,315	(165)	(246)	14,720	Non current liabilities
Accounts payable	12,303	(1,676)	—	(1,157)	(790)	(27)	8,653	Trade accounts payable and other
	—	—	—	1,156	—	1	1,157	Current tax payables
	—	—	—	356	—	(1)	355	Current provisions
Deferred taxes liabilities	5,489	(1,819)	—	(3,670)	—	—	—
Bank overdrafts and other short-term borrowings	5,963	(344)	—	—	—	(8)	5,611	Short-term borrowings and other financial liabilities
	23,755	(3,839)	—	(3,315)	(790)	(35)	15,776
		6,764	—	—	—	51	6,815	Liabilities associated with assets held for sale

Total current liabilities	23,755	2,925	—	(3,315)	(790)	16	22,591	Current liabilities

Total liabilities	40,063	(1,567)	—	—	(955)	(230)	37,311	Total liabilities

Total equity and liabilities	56,755	(1,567)	—	—	(955)	(230)	54,003	Total equity and liabilities

274      2005 Annual Report — Vivendi Universal

consolidated Financial Statement for the year ended December 31, 2005       4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.3. Reconciliation of 2004 earnings

	Year Ended December 31, 2004
		Cancel-
		lation of
		foreign
Format		currency							VUE as	Cegetel	Reclas-	Reclas-
compliant		translation	Elimi-		Share-					as	sification	sification
with French		adjustment	nation of	Revenues	based	Emp-			discon-	discon-	of lines of	of
accounting		related to	goodwill	of	com-	loyee	Financial	Other	tinued	tinued	the sta-	financial
standards	French	January 1,	amorti-	telecom	pen-	bene-	instru-	resta-	opera-	opera-	tement of	instru-
VUE as at	GAAP	2004	zation	operators	sation	fits	ments	tements	tion	tion	earnings	ments	IFRS		Format compliant with IFRS
(in millions of euros)		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39		IFRS 5	IFRS 5

Please refer to the paragraph mentioned		33.7.A	33.7.G	33.7.L	33.7.K	33.7.I	33.7.F		33.6./33.8.M	33.8.M	33.8.Q
Revenues	21,428	—	—	(144)	—	—	—	(47)	(2,327)	(1,027)	—	—		17,883	Revenues
Operating income	3,476	—	—	10	(64)	86	(5)	(5)	(337)	72	—	—		3,233	Earnings from operations
		—	—	—	—	—	—	—	—	—	—	89		89	Other income from ordinary activities
		—	—	—	—	—	—	—	—	—	(25)	—		(25)	Other charges from ordinary activities
		—	—	—	—	—	—	—	—	—	221	—		221	Income from equity affiliates
		—	—	10	(64)	86	(5)	(5)	(337)	72	196	89	3,518		Earnings before interest and other financial charges and income and provision for income taxes
Financing expense	(455)	—	—	—	—	—	78	(13)	54	8	—	(78)		(406)	Interest
Other financial expenses	(247)	—	—	—	—	(37)	(202)	(4)	45	—	1,682	(11)		1,226	Other financial charges and income
Financing and other expenses, net	(702)	—	—	—	—	(37)	(124)	(17)	99	8	1,682	(89)		820	Interest and other financial charges and income
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	—	—	10	(64)	49	(129)	(22)	(238)	80	1,878	—		4,338	Earnings from continuing operations before provision for income taxes
Gain (loss) on businesses sold, net of provisions	(140)	2,490	—	—	—	—	—	40	(708)	—	(1,682)	—		—
Income tax	(400)	—	—	(3)	—	(18)	49	(1)	81	—	—	—		(292)	Provision for income taxes
Income (loss)before equity affiliates, goodwill amortization and minority interests	2,234	2,490	—	7	(64)	31	(80)	17	(865)	80	196	—		4,046	Earnings from continuing operations
Income (loss) from equity affiliates	219	—	—	—	—	—	—	(15)	39	(22)	(221)	—		—
Goodwill amortization	(638)	—	638	—	—	—	—	—	—	—	—	—		—
Impairment losses	(31)	—	—	—	—	—	—	6	—	—	25	—		—
									839	(62)	—			777	Earnings from discontinued operations
Income (loss) before minority interests	1,784	2,490	638	7	(64)	31	(80)	8	13	(4)	—	—		4,823	Earnings
Attributable to:															Attributable to:
Net income (loss)	754	2,490	615	4	(62)	33	(77)	6	8	(4)	—	—		3,767	Equity holders of the parent
Minority interests	1,030	—	23	3	(2)	(2)	(3)	2	5	—	—	—		1,056	Minority interests
2005 Annual Report — Vivendi Universal       275

4     Consolidated Financial Statement for the year ended December 31, 2005
       Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.4. Reconciliation of equity as at December 31, 2004
33.4.1. RESTATEMENTS

	December 31, 2004 (format compliant with French accounting standards)
			Commit-
			ments to			Other	Elimination
	French	Repurchase	purchase	ORA /	Available-	financial	of goodwill	Special			Other
	accounting	of minority	minority	OCEANE	for-sale	instru-	amortiza-	Purpose	Employee	Intangible	resta-
	standards	interest	interest	bonds	securities	ments	tion	Entities	benefits	assets	tements	IFRS
		IFRS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32/39	IFRS 3	SIC 12	IAS 19	IAS 38
(In millions of euros)

Please refer to the paragraph mentioned		33.7.B	33.7.C	33.7.D	33.7.E	33.7.F	33.7.G	33.7.H	33.7.I	33.7.J
Assets
Goodwill, net	15,555	914	995	—	—	—	532	—	—	—	(107)	17,889
Other intangible assets, net	7,640	(914)	—	—	—	—	—	—	—	(2,225)	60	4,561
Property, plant and equipment, net	5,063	—	—	—	—	—	—	—	—	—	67	5,130
Investments in equity affiliates	880	—	—	—	—	—	—	—	—	—	138	1,018
Other investments	2,449	—	—	—	1,241	99	—	—	—	—	(54)	3,735

Total long-term assets	31,587	—	995	—	1,241	99	532	—	—	(2,225)	104	32,333

Inventories and work-in- progress	443	—	—	—	—	—	—	—	—	187	111	741
Accounts receivable and other	6,545	—	—	(78)	—	(9)	—	—	(131)	—	48	6,375
Deferred tax assets	1,219	—	—	—	—	6	—	13	154	—	3	1,395
Short-term loans receivable	73	—	—	—	—	84	—	—	—	—	1	158
Marketable securities	263	—	—	—	(249)	—	—	—	—	—	—	14
Cash and cash equivalents	3,158	—	—	—	—	1	—	—	—	—	—	3,159

Total current assets	11,701	—	—	(78)	(249)	82	—	13	23	187	163	11,842

Total Assets	43,288	—	995	(78)	992	181	532	13	23	(2,038)	267	44,175

Liabilities
Other equity	1,000	—	—	(1,000)	—	—	—	—	—	—	—	—
Deferred income	100	—	—	—	—	—	—	—	—	—	—	100
Provisions	2,236	—	(120)	—	—	(310)	—	—	280	—	390	2,476
Long-term debt	4,549	—	414	—	—	394	—	—	—	—	—	5,357
Other non-current liabilities and accrued expenses	3,826	—	—	—	—	42	—	41	(11)	(1,973)	(52)	1,873
	11,711	—	294	(1,000)	—	126	—	41	269	(1,973)	338	9,806
Accounts payable	10,046	—	(70)	—	—	(41)	—	(2)	6	—	92	10,031
Deferred taxes liabilities	3,207	—	—	—	103	37	—	—	—	20	28	3,395
Bank overdrafts and other short-term borrowings	1,744	—	1,103	—	—	(5)	—	—	—	—	—	2,842

Total current liabilities	14,997	—	1,033	—	103	(9)	—	(2)	6	20	120	16,268

Total Liabilities	26,708	—	1,327	(1,000)	103	117	—	39	275	(1,953)	458	26,074

Shareholders’ equity
Share capital	5,899	—	—	—	—	—	—	—	—	—	—	5,899
Additional paid-in capital	6,109	—	—	1,204	—	—	—	—	—	—	—	7,313
Retained earnings and others	1,613	—	4	(282)	889	64	509	(26)	(252)	(85)	(188)	2,246

Total shareholders’ equity	13,621	—	4	922	889	64	509	(26)	(252)	(85)	(188)	15,458

Minority interests	2,959	—	(336)	—	—	—	23	—	—	—	(3)	2,643

Total equity	16,580	—	(332)	922	889	64	532	(26)	(252)	(85)	(191)	18,101

276      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.4.2. RECLASSIFICATIONS

	December 31, 2004
		Content	Reclas-	Reclassi-
		assets	sification of	fication of		Other
Format compliant with French		classi-	equity affiliates	current / non		reclas-
accounting standards	IFRS	fication	goodwill	current items	Offsetting	sifications	IFRS	Format compliant with IFRS
(In millions of euros)			IAS 28	IAS 1 IAS 1/IAS 32

Please refer to the paragraph mentioned		33.8.N	33.8.O	33.8.P	33.8.R
Assets								Assets
Goodwill, net	17,889	—	(4,737)	—	—	2	13,154	Goodwill
	—	2,431	—	—	—	—	2,431	Non current content assets
Other intangible assets, net	4,561	(2,431)	—	—	—	47	2,177	Other intangible assets
Property, plant and equipment, net	5,130	—	—	—	(145)	(245)	4,740	Property, plant and equipment
Investments in equity affiliates	1,018	—	4,737	—	—	18	5,773	Investments in equity affiliates
Other investments	3,735	—	—	21	—	31	3,787	Non current financial assets
	—	—	—	1,395	(112)	(1)	1,282	Deferred tax assets

Total long-term assets	32,333	—	—	1,416	(257)	(148)	33,344	Non current assets

Inventories and work-in-progress	741	(398)	—	—	—	(28)	315	Inventories
	—	—	—	772	—	—	772	Current tax receivables
	—	579	—	—	—	—	579	Current content assets
								Trade accounts receivable and

Accounts receivable and other	6,375	(181)	—	(793)	(618)	(255)	4,528	other
Deferred tax assets	1,395	—	—	(1,395)	—	—	—
Short-term loans receivable	158	—	—	—	—	4	162	Short-term financial assets
Marketable securities	14	—	—	—	—	(14)	—
Cash and cash equivalents	3,159	—	—	—	—	—	3,159	Cash and cash equivalents
	11,842	—	—	(1,416)	(618)	(293)	9,515
						180	180	Assets held for sale

Total current assets	11,842	—	—	(1,416)	(618)	(113)	9,695	Current assets

Total assets	44,175	—	—	—	(875)	(261)	43,039	Total assets

Shareholders’ equity and liabilities								Equity and liabilities
Share capital	5,899	—	—	—	—	—	5,899	Share capital
Additional paid-in capital	7,313	—	—	—	—	—	7,313	Additional paid-in capital
Retained earnings and others	2,246	—	—	—	—	(9)	2,237	Retained earnings and other

	—	—	—	—	—	—	—	Equity associated with assets held for sale

Total shareholders’ equity	15,458	—	—	—	—	(9)	15449	Equity, attributable to equity holders of the parent

Minority interests	2,643	—	—	—	—	—	2,643	Minority interests
Other equity	—	—	—	—	—	—	—
	18,101	—	—	—	—	(9)	18,092	Total equity
Deferred income	100	—	—	—	—	(100)	—
Provisions	2,476	—	—	(357)	(145)	(413)	1,561	Non current provisions
Long-term debt	5,357	—	—	—	—	—	5,357	Long-term borrowings and other financial liabilities
	—	—	—	3,394	(112)	—	3,282	Deferred tax liabilities
Other non-current liabilities and accrued expenses	1,873	—	—	—	—	82	1,955	Other non current liabilities
	9,806	—	—	3,037	(257)	(431)	12,155	Non current liabilities
Accounts payable	10,031	—	—	(1,296)	(618)	70	8,187	Trade accounts payable and other
	—	—	—	1,297	—	1	1,298	Current tax payables
	—	—	—	357	—	—	357	Current provisions
Deferred taxes liabilities	3,395	—	—	(3,395)	—	—	—
Bank overdrafts and other short-term borrowings	2,842	—	—	—	—	—	2,842	Short-term borrowings and other financial liabilities
	16,268	—	—	(3,037)	(618)	71	12,684
	—	—	—	—	—	108	108	Liabilities associated with assets held for sale

Total current liabilities	16,268	—	—	(3,037)	(618)	179	12,792	Current liabilities

Total liabilities	26,074	—	—	—	(875)	(252)	24,947	Total liabilities

Total equity and liabilities	44,175	—	—	—	(875)	(261)	43,039	Total equity and liabilities

2005 Annual Report — Vivendi Universal       277

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
33.5. Consolidated statement of cash flows
The majority of IFRS adjustments has no impact on the consolidated statement of cash flows (measurement of available-for-sale securities at fair value, recognition of share-based payments, fair value of derivatives etc.).
The cash flow statement, as defined in IAS 7, is very similar to the consolidated statement of cash flows already presented by the Group, with the exception of the separate presentation of cash flows relating to assets held for sale and discontinued operations, as required by IFRS 5. Consequently, except for the classification of VUE and Cegetel S.A.S. as discontinued operations, there is no major change in the presentation of the consolidated statement of cash flows under IFRS compared with information presented in the 2004 consolidated financial statements under French GAAP.
33.6. NBC-Universal transaction under IFRS
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.
Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as at January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.
Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as at October 8, 2003.
In the statement of earnings of 2004, VUE’s income and expenses for the period from January 1, 2004 and May 11, 2004 were deconsolidated and presented netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates. As at May 12, 2004, NBC Universal’s earnings are equity-accounted in the amount of 20%, as they are under French GAAP.
Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as at January 1, 2004:

Year Ended
(In millions of euros)	December 31, 2004

Capital loss under French GAAP	(1,793)
Cancellation of foreign currency translation adjustment as at January 1, 2004	2,490
Other IFRS adjustments, net	10
Capital gain under IFRS	707
33.7. Principal adjustments
A.	FOREIGN CURRENCY TRANSLATION ADJUSTMENTS (IFRS 1)
IFRS 1 (First-time adoption of IFRS) authorizes companies not to restate retrospectively cumulative translation adjustments existing as at January 1, 2004. As such, in the event of the future sale of operations or a subsidiary whose functional currency is not the consolidating currency, the gain or loss on divestiture will not take into account translation adjustments generated prior to January 1, 2004.
(a)	Impact on the transitional Statement of financial position as at January 1, 2004
The adoption of this optional treatment results in the reclassification in the Statement of financial position as at the transition date of €3,750 million from cumulative foreign currency translation adjustments to retained earnings, without impacting equity as at January 1, 2004.
(b)	Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Due to the cancellation of cumulative foreign currency translation adjustments as at January 1, 2004, the sale of the 80% interest in VUE generates a capital gain. Please refer to the above section 33.6.
B.	REPURCHASE OF MINORITY INTERESTS (IFRS 3)
Under French GAAP, Vivendi Universal applied the partial revaluation method to purchases of minority interests after acquiring control. Under this method, identifiable assets and liabilities are restated at fair value to the extent of the acquired interest.
Under IFRS, in the absence of any specific rules governing the repurchase of minority interests, Vivendi Universal freezes the values of identifiable assets acquired and liabilities assumed at the date control is obtained and, on the acquisition of additional interests in the subsidiary, recognizes as goodwill the difference between the purchase cost and the net book value of minority interests acquired.
278      2005 Annual Report – Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005      4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
(a)	Impact on the IFRS transitional Statement of financial position as at January 1, 2004
The partial restatement of intangible assets (market shares and trade names) performed on the acquisition of an additional 26% stake in SFR in 2003 is cancelled through goodwill in the amount of €914 million (market share in the amount of €650 million and trade name in the amount of €264 million respectively).
(b)	Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Market share and trade name were not amortized under French GAAP and goodwill is not amortized under IFRS. This restatement does not, therefore, impact the Statement of earnings.
C.	COMMITMENTS TO PURCHASE MINORITY INTERESTS (IAS 32)
Vivendi Universal has granted commitments to shareholders of its fully consolidated subsidiaries (companies in which Vivendi Universal holds over 50% of voting rights or exercises any other form of control under law or in substance) to repurchase their minority interests. These purchase commitments can take the form of put options on minority interests or firm commitments to repurchase minority interests at a future date (forward contracts on minority interests).
Under French GAAP, these minority interest purchase commitments were presented off-balance sheet. Where applicable, foreseeable losses on purchases were accrued.
Under IFRS, pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted in accordance with prevailing IFRS:
•	on initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward contract, offset mainly through minority interests and the balance through goodwill,

•	subsequent changes in the value of the commitment are recognized in financial liabilities by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”,

•	where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in “Other financial charges and income”,

•	on expiry of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
(a)	Impact on the Statement of financial position
As at January 1, 2004, the recognition of commitments to purchase minority interests has the following impact on the transitional Statement of financial position:
•	financial liabilities: increase of €1,132 million (allocated €342 million to Long-term financial liabilities and €790 million to Short-term financial liabilities), comprising put options granted to the Republic of Morocco of 16% of the share capital of Maroc Telecom for €673 million, to SNCF on 35% of the share capital of Cegetel S.A.S. for €256 million, to the Principality of Monaco on 45% of the share capital of Monaco Telecom for €98 million and to various third parties by Canal+ Group for €105 million,

•	through a reduction in minority interests of €442 million and an increase in goodwill of €537 million.
As at December 31, 2004, given the change in the present value of purchase commitments and the sale of Monaco Telecom by Vivendi Universal without the Principality exercising its put option, the impact of commitments to purchase minority interests on the IFRS Statement of financial position is as follows:
•	impact on financial liabilities of €1,517 million (allocated €414 million to Long-term financial liabilities and €1,103 million to Short-term financial liabilities), comprising the firm commitment to repurchase from the Republic of Morocco 16% of the share capital of Maroc Telecom for €1,100 million (following agreements signed in November 2004) and put options granted to SNCF on 35% of the share capital of Cegetel S.A.S. for €304 million and to various third parties by Canal+ Group for €113 million,

•	through a reduction in minority interests of €336 million and an increase in goodwill of €995 million.
(b)	Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Unwinding of discount of commitments to purchase minority interests represents an expense of €4 million recognized in Other financial charges in the IFRS Statement of earnings for the year ended December 31, 2004. As under French GAAP the change in the anticipated loss on the repurchase commitment granted to SNCF amounted to €35 million, recognized in Other financial charges.
D.	ORA AND OCEANE BONDS (IAS 32/39)
The notes mandatory redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Accounting policies and valuation methods”).
2005 Annual Report — Vivendi Universal       279

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
(a)	Impact on the IFRS transitional Statement of financial position as at January 1, 2004
ORA bonds
In the French GAAP Statement of financial position, the ORA bonds are recognized in Other equity for the nominal amount of the bond issue, i.e. €1,000 million. Under IFRS, due to the advance payment of interest in full on issue, the liability component is nil. The ORA bonds are therefore recognized in equity in the IFRS Statement of financial position at nominal value, net of issue costs and prepaid interest of €844 million, recognized in prepaid expenses as at January 1, 2004 in the French GAAP financial statements. The nominal value (€1,000 million) is recognized in Additional paid-in capital and residual issue costs and prepaid interest (€156 million) are deducted from reserves.
OCEANE bonds
In the French GAAP Statement of financial position, OCEANE bonds are recognized in borrowings and other financial liabilities for the nominal amount of the bond issue, i.e. €1,699 million. Under IFRS, the equity component of the OCEANE bonds (€204 million) is presented in Additional paid-in capital, offset through reserves. The liability component is presented in borrowings and other financial liabilities in the amount of €1,699 million, given its redemption in cash for €1,699 million on January 2, 2004.
(b)	Impact on the IFRS Statement of earnings for the year ended December 31, 2004
In the IFRS statement of earnings for 2004, interest savings recognized in the interest total €78 million. The restatements relating to the OCEANE bonds do not impact the IFRS statement of earnings due to their redemption on January 2, 2004.
E.	AVAILABLE-FOR-SALE SECURITIES (IAS 32/39)
In accordance with IAS 39, available-for-sale securities as defined by IAS 39 are recognized in the Statement of financial position (“Other non current financial assets)” at fair value. For listed shares (e.g. portfolio investment securities), the restatement consists of recognizing in Equity under “Unrealized gains (losses) associated with available-for-sale securities”, the difference between the carrying value and the market value, net of any possible deferred tax impacts. As available-for-sale securities are recognized in the French GAAP Statement of financial position at the lower of historical cost and market value, the restatement impacts positively equity.
(a)	Impact on the transitional Statement of financial position as at January 1, 2004
The impact, net of deferred tax, of the remeasurement of available-for-sale securities on equity as at January 1, 2004 is €257 million, including €255 million in respect of Sogecable. These shares were recorded as marketable securities under French GAAP.
(b)	Impact on the Statement of financial position as at December 31, 2004
In December 2004, Vivendi Universal sold the majority of its stake in Veolia Environnement, losing therefore its significant influence over the company. As such, this investment which was equity accounted is now included in non-consolidated investments in Non current financial assets. The impact, net of deferred tax, on equity of the remeasurement of available-for-sale securities between January 1 and December 31, 2004 is €889 million, including €520 million in respect of the investment in Veolia Environnement and €356 million in respect of Sogecable.
F.	DERIVATIVE FINANCIAL INSTRUMENTS (IAS 32/39)
Under French GAAP, derivatives are recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges and income”.
Under French GAAP, gains and losses resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.
In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives are not recognized under French GAAP.
In the IFRS statement of financial position, derivatives are recognized at fair value in derivative instruments in assets and Long-term borrowings and other financial liabilities, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the statement of financial position.
Changes in derivative fair values under IAS 32/39 have a negative impact on 2004 earnings under IFRS of €202 million before deferred tax, recognized in “Other financial charges and income”.
280      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
G.	BUSINESS COMBINATIONS (IFRS 3)
As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.
In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on 2004 earnings under IFRS is €638 million.
H.	SPECIAL PURPOSE ENTITIES (SIC 12)
In accordance with SIC 12, Vivendi Universal consolidates certain special purpose entities which it controls in substance in its transitional Statement of financial position as at January 1, 2004, which were not consolidated in the French GAAP Statement of financial position as at December 31, 2003, as Vivendi Universal did not hold any shares.
The recognition of these special purpose entities became mandatory under French GAAP on January 1, 2004 pursuant to CRC Regulation 04-03. A restatement is not, therefore, necessary between French GAAP and IFRS as at December 31, 2004.
The impact of this restatement on the transitional Statement of financial position as at January 1, 2004 is as follows:
•	with regard to certain special purpose entities created by the defeasance of real estate assets (i) in assets, the add-back of real estate assets, representing an increase in “Property, plant and equipment” of €417 million; and (ii) in liabilities, an increase in “Long-term borrowings and other financial liabilities” of €606 million. The impact on equity attributable to the equity holders of the parent is negative €54 million. The impact on earnings attributable to the equity holders of the parent for the period is negative €4 million,

•	with regard to entities created by SFR pursuant to Qualified Technological Equipment (QTE) operations (i) in assets, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commission, generating an increase in “Financial assets” of €886 million; and (ii) in liabilities, the recognition of advance lease payments in “Other non current liabilities” in the same amount; the arrangement commission received by SFR of €45 million represents deferred income under IFRS and is recognized in “Other non current liabilities” and released to the Statement of earnings over the term of the operation (15 years). Under French GAAP this was taken to income immediately.

I.	EMPLOYEE BENEFITS (IFRS 1/IAS 19)
The measurement and recognition of pension and retirement benefit obligations as described under French GAAP, as applied by Vivendi Universal, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.
However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as at January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional statement of financial position as at January 1, 2004 for the amount of -€279 million, net of deferred tax (-€423 million before deferred tax).
This restatement of actuarial losses and past service cost in the transitional statement of financial position as at January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €31 million, before deferred tax, in the IFRS statement of earnings for 2004.
In the 2004 IFRS financial information, the entire cost of employee benefits was presented as a charge recorded in earnings from operations. Looking at the peer companies policies (in particular telephone operators and musical content publishing and distribution companies), in the fourth quarter of 2005, Vivendi Universal decided to change its accounting treatment and to present the financial component of the cost of employee benefits as a financial charge or income. The financial component of this cost is composed on the one hand of the interest cost of the obligation made in the benefit of salaries and retired employees, and on the other hand of the expected return on plan assets. This change in presentation led to an improvement in earnings from operations of €37 million in 2004, such as presented in the previous tables, for a decline of financial income on the same amount. This change has no impact on the 2004 earnings, attributable to equity holders of the parent.
J.	INTANGIBLE ASSETS (IAS 38)
Under French GAAP, Canal+ Group sports rights are recognized in Intangible assets at the date of signature of the rights purchase agreement.
Under IFRS, Canal+ Group sports rights are recognized in assets on performance of the contract, corresponding to the date of the sporting event.
Impact on the IFRS Statement of financial position as at January 1 and December 31, 2004
Sports rights recognized in the French GAAP Consolidated Statement of financial position (through an offsetting entry in Other non current liabilities) of €688 million as at January 1, 2004 and €1,973 million as at December 31, 2004, have been reclassified as off-balance sheet commitments. This reclassification did not impact equity.
K.	SHARE-BASED COMPENSATION (IFRS 2)
Adoption of IFRS 2 (share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees
2005 Annual Report — Vivendi Universal       281

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries).
In accordance with the transitional provisions of IFRS 1 with respect to IFRS 2 concerning share based payments, the Group initially only applied IFRS 2 to instruments granted after November 7, 2002 and for which the rights vesting period extends beyond December 31, 2003. This option was elected for the 2004 IFRS financial information and the 2005 interim financial statements. In the fourth quarter of 2005, Vivendi Universal elected for retrospective application of IFRS 2 as at January 1, 2004. Consequently, all share based payment transactions for which rights remained to be vested as at January 1, 2004 are now recognized. This change in option proposed by the transitional provisions of IFRS 1 with respect to IFRS 2 led to an additional charge of -€21 million in 2004 impacting earnings from operations and earnings, attributable to equity holders of the parent.
Furthermore, while in the 2004 IFRS financial information, share based payment cost (stock options and group saving plans) was totally allocated to “Holding & Corporate” segment, in the fourth quarter of 2005, Vivendi Universal elected for the option considered by IFRIC D17 interpretation on the allocation of treasury shares within the Group. Consequently, the share based payment cost has been allocated to each business segment on a pro rata basis of the number of equity instruments (stock options or share subscription options granted through the group saving plans) held by their management and salaries. This option has no impact on the 2005 and 2004 consolidated earnings from operations and earnings, attributable to equity holders of the parent. On the other hand, in 2004, this option led to a positive impact of €23 million on the earnings from operations of “Holding & Corporate” segment and an equivalent negative impact on the earnings from operations of the other business segments.
In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:
•	group savings plan: immediately, on subscription,

•	stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.

(a)	Stock option plans

•	Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of €75 million, with no net impact on equity in the transitional statement of financial position as at January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:

•	rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%,

•	rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%,

•	rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%.

(b)	Group savings plan
The accounting expense is equal to the discount granted to current and retired employees, which is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.
(c)	Impact on the IFRS statement of earnings for 2004
The expense recognized in respect of share-based compensation is €64 million. It concerns exclusively stock options that vested in 2004. This impact is presented in the statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through consolidated retained earnings.
L.	REVENUES OF TELECOM OPERATORS (IAS 18)

(a)	Recognition of “equipment” revenues
“Equipment» revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it to the future customer of the operator.
Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principal party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.
In the IFRS statement of earnings for 2004, the impact of this restatement is a net reduction in revenues of €20 million (comprising €18 million reduction for SFR and €2 million reduction for Maroc Telecom), and a reduction in cost of revenues of €23 million (comprising €18 million reduction for SFR and €5 million reduction for Maroc Telecom).
282       2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
(b)	Recognition of customer subsidies as a deduction from “equipment” revenues
The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):
•	to new customers: “win” subsidies, representing an acquisition cost to the operator,

•	to existing customers: “loyalty” subsidies, representing retention cost to the operator.
Under French GAAP, win subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.
Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).
In the 2004 IFRS statement of earnings, the impact of this restatement is a reduction in revenues of €125 million (comprising €78 million for SFR and €47 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of €47 million and in SFR selling, general and administrative expenses of €78 million, with no net impact on earnings from operations.
(c)	Recognition of rollover minutes in pay monthly plans (“services” revenues)
The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.
Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.
In the IFRS statement of earnings for 2004, the impact of this restatement is a reduction in SFR Cost of revenues of €6 million (no impact on Maroc Telecom earnings).
(d)	Expected cost of loyalty programs
The operator offers customers the benefit of loyalty programs which grant existing customers loyalty coupons to be used at a later date either to subsidize the replacement of their mobile phone (loyalty subsidies) or to receive services free of charge, whether goods or services marketed by the operator or purchased by the operator from a third party.
Under French GAAP, the nominal value of the forecast probable cost of the mobile replacement and free-services subsidies was deducted from “services” revenues of the operator on the effective acquisition of the loyalty coupons by the customer. Under IFRS, pending an IFRIC interpretation, the following accounting treatment has been provisionally adopted in accordance with prevailing IFRS: deduction from “services” revenues of the telecom operator on the effective acquisition of the loyalty coupons by the customer:
•	of the fair value of mobile replacement subsidies, representative of the additional outflow of resources on top of acquisition subsidies granted to new customers,

•	of the nominal value of the probable expected cost of free services.
In the 2004 IFRS statement of earnings, the impact of this restatement is an increase in revenues of €1 million (comprising a reduction of €2 million for SFR and an increase of €3 million for Maroc Telecom).
33.8. Principal reclassifications
M.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)
The related reclassifications mainly concerned VUE (please refer to section 33.6 and to Note “Assets held for sale” hereunder) and Cegetel S.A.S. (please refer to the specific Note hereunder).
Assets held for sale
(a)	Impact on the transitional Statement of financial position as at January 1, 2004
Under IFRS 5, non-current assets or groups of assets held for sale whose carrying amount will be recovered principally through a sales transaction rather than continuing use, are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. Assets which meet this criterion are no longer depreciated.
2005 Annual Report — Vivendi Universal       283

4       Consolidated Financial Statement for the year ended December 31, 2005
         Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
The reclassifications performed in this respect impact the transitional Statement of financial position as at January 1, 2004 as follows:

			Liabilities associated with	Equity associated with
(In millions of euros)	Note	Assets held for sale	assets held for sale	assets held for sale(1)

Vivendi Universal Entertainment	33.6.	13,784	(6,764)	231
Vivendi Universal Publishing		101	(51)	—
Other		12	—	—
		13,897	(6,815)	231

(1)	Corresponds to the unrealized gains (losses) associated with assets held for sale.
The reclassifications performed in this respect impact the Statement of financial position as at December 31, 2004 as follows:

		Liabilities associated with	Equity associated with
(In millions of euros)	Assets held for sale	assets held for sale	assets held for sale

N.C. Numéricâble	180	(108)	—
	180	(108)	—
(b)	Impact of discontinued operations on the IFRS Statement of earnings for the year ended December 31, 2004
Under IFRS 5, discontinued operations (Group components which Vivendi Universal has sold or which are recognized as held for sale) are presented in a single line of the Statement of earnings comprising the earnings after tax of discontinued operations for the period and the gain or loss after tax on sale or fair value measurement, less costs to sell, of the assets and liabilities making up the discontinued operations.
Cegetel S.A.S.
Following Cegetel and Neuf Telecom combination announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5, paragraph 34. Accordingly in the statement of earnings for the year ended December 31, 2004, Cegetel S.A.S.’s net earnings and expenses were deconsolidated as at January 1, 2004 and presented, netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. The impact of this reclassification on 2004 earnings from operations is an increase of €72 million due to the reclassification of Cegetel operating losses. There is no impact on earnings, attributable to equity holders of the parent.
N.	MEDIA / ENTERTAINMENT BUSINESS CONTENT ASSETS
In order to bring the presentation of the IFRS Statement of financial position into line with sector practice, Vivendi Universal has regrouped in a single line of the Consolidated statement of financial position, split between current and non-current assets, all content assets relating to the Group’s media businesses (UMG, VUG, Canal+ Group). These assets primarily concern cinema and television products (“film costs”) which are produced or purchased for sale to third parties, audiovisual rights purchased by Canal+ Group for broadcast (mainly sports and cinema rights as well as fiction and documentaries), music catalogs and recoverable advances granted to UMG artists.
O.	EQUITY AFFILIATES (IAS 28)
Under IAS 28, goodwill in respect of equity affiliates is recognized in Investments in equity affiliates and not in Goodwill. This reclassification has an impact of €15 million on the transitional Statement of financial position and of €4,737 million on the Statement of financial position as at December 31, 2004, with no impact on equity.
284      2005 Annual Report — Vivendi Universal

Consolidated Financial Statement for the year ended December 31, 2005       4
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
P.	OTHER RECLASSIFICATIONS IN THE STATEMENT OF FINANCIAL POSITION (IAS 1)
The mandatory distinction under IAS 1 (Presentation of financial statements) between current and non-current items in the IFRS Statement of financial position does not correspond to the presentation adopted by Vivendi Universal under French GAAP, based on the nature and/or the liquidity of assets and liabilities. The presentation of the Statement of financial position has, therefore, been adapted accordingly. Assets and liabilities relating to the operating cycle and those falling due within 12 months at the period end are classified as current, with all other assets and liabilities classified as non-current. Deferred tax assets and liabilities are presented on a separate line in assets and liabilities, among non-current items.
In addition, certain specific rules concerning the offsetting of assets and liabilities result in the reclassification of certain items in the Statement of financial position compared to French GAAP.
The adoption of IAS 1 also results in the inclusion of minority interests in equity, with the distinction between equity attributable to equity holders of the parent and minority interests retained within the presentation of equity.
Q.	GAIN (LOSS) ON THE SALE OF ACTIVITIES AND FINANCIAL INVESTMENTS (IAS 1)
The adoption of IAS 1 results in the reclassification of the gain (loss) on the sale of activities in the lines of the Statement of earnings corresponding to the function of the underlying asset (other financial charges and income or earnings from discontinued operations).
R.	COMPENSATION OF CERTAIN ACCOUNTS IN THE STATEMENT OF FINANCIAL POSITION (IAS 1/IAS 32)
Certain specific rules concerning the offsetting of assets and liabilities, notably financing ones (according to IAS 32), result in the reclassification of certain items in the Statement of financial position compared to their presentation in French GAAP.
2005 Annual Report — Vivendi Universal       285

286       2005 Annual Report — Vivendi Universal

4      Condensed Statutory Financial Statements

1 Statutory Auditor’s General Report on the Annual Financial Statements	p. 288

2 Statement of Earnings	p. 290

3 Statement of Financial Position	p. 292

4 Statement of Cash Flows	p. 294

5 Subsidiaries and Affiliates	p. 295
2005 Annual Report – Vivendi Universal       287

4       Condensed Statutory Financial Statements
        Statutory Auditor’s General Report on the Annual Financial Statements
1 Statutory Auditor’s General Report on the Annual Financial Statements
To the shareholders,
In compliance with the assignment entrusted to us by your general meetings, we hereby report to you, for the year ended December 31, 2005, on:
•	the audit of the accompanying financial statements of Vivendi Universal,

•	the justification of our assessments,

•	the specific verifications and information required by law.
These annual financial statements have been approved by the executive committee. Our role is to express an opinion on these financial statements, based on our audit.
1.1. Opinion on the Annual Financial Statements
We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the annual financial statements present fairly, in all material respects, the financial position of the company at December 31, 2005 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.
Without qualifying our opinion, we draw attention to the matter discussed in Note I to the financial statements, concerning the first-time application of regulation CRC 2004-06 regarding the definition, the recording and valuation of assets and the first-time application of the preferential method of recording pension commitments.
1.2. Justification of our Assessments
In accordance with the requirements of article L. 823-9 of the French Company Law relating to the justification of our assessments, we bring to your attention the following matters:
•	within the framework of our assessment of the accounting rules and principles used by your company, we ensured the appropriateness of the changes in accounting methods referred to above and the ensuing presentation in the notes to the financial statements.
As mentioned in note 1 to the financial statements presenting the accounting rules and methods relating to financial fixed assets and the valuation of long-term assets, your company constitutes provisions for impairment when the book value of the financial fixed assets is greater than the value in use. The value in use is defined as the value of future economic benefits expected to arise from use of the asset in its current condition and its ultimate disposal. We have assessed the methods used by your Company on the basis of information available to date and carried out tests in order to verify, on a test basis, their application. Within the framework of the justification of our assessments, we ensured the reasonableness of these assumptions used by your company, as well as the ensuing valuations.
•	as mentioned in note 1 to the financial statements presenting the accounting rules and methods relating to provisions, your company has constituted provisions to cover the risks regarding the financial transactions undertaken, litigation, reorganisations, and other risks, as well as for the pension commitments with respect to its employees. We have assessed the assumptions used by your company on the basis of information available to date and performed tests in order to verify, on a test basis, their application. Within the framework of our justification of these assessments, we ensured the reasonableness of the assumptions used by your company, as well as the ensuing valuations.

•	as mentioned in note 8 to the financial statements regarding receivables, your company recorded current tax income with respect to the consolidated global profit tax system. We have assessed the assumptions used by your company on the basis
288       2005 Annual Report — Vivendi Universal

Condensed Statutory Financial Statements       4
Statutory Auditor’s General Report on the Annual Financial Statements
of information available to date and performed tests in order to verify, on a test basis, their application. Within the framework of our justification of these assessments, we ensured the reasonableness of the assumptions used by your company, as well as the ensuing valuations.
The assessments were thus made in the context of the performance of our audit of the annual financial statements taken as a whole and therefore contributed to the formation of our unqualified audit opinion expressed in the first part of this report.
1.3. Specific Verifications and Information
We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding the fair presentation and conformity with the annual financial statements of the information given in the management report of the executive committee and in the documents addressed to the shareholders with respect to the financial position and the annual financial statements.
In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders (and holders of the voting rights) has been properly disclosed in the management report.

Paris-La Défense and Neuilly-sur-Seine, March 22, 2006

The Statutory Auditors

SALUSTRO REYDEL	BARBIER FRINAULT & AUTRES

a Member of KPMG International	Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Dominique Thouvenin	Hervé Jauffret
2005 Annual Report — Vivendi Universal       289

4       Condensed Statutory Financial Statements
         Statement of Earnings
2  Statement of Earnings

(in millions of euros)	Note	2005	2004	2003

Operating income
Income from water distribution activities		7.8	7.6	9.0
Other income		96.9	87.4	116.8
Total revenues (A)	2	104.7	95.0	125.8
Reversal of provisions and expense reclassifications	2	18.5	39.8	111.3
Other income		2.9	3.4	3.1
Total (B)		21.4	43.2	114.4
Total I (A + B)		126.1	138.2	240.2
Operating expenses
Other purchases and external charges	2	132.3	221.0	372.4
Duties and taxes other than income tax	2	7.9	10.5	11.3
Wages and salaries		33.8	40.8	59.3
Social security contributions		12.1	15.4	26.9
Depreciation, amortization and charges to provisions:
On intangible assets and PP&E: amortization and depreciation	2	35.6	114.1	79.2
On current assets: charges to provisions		1.7
For contingencies and losses: charges to provisions
Other expenses		1.0	1.3	2.0
Total II		224.4	403.1	551.1
Earnings from operations (I — II)		(98.3)	(264.9)	(310.9)
290       2005 Annual Report — Vivendi Universal

Condensed Statutory Financial Statements      4
Statement of Earnings
Statement of Earnings (contd.)

(In millions of euros)	Note	2005	2004	2003

Financial income
From unconsolidated investments		1,188.9	2,001.9	867.7
From other securities and long-term receivables		53.8	44.7	46.2
Other interest and similar income		363.9	388.1	449.6
Reversal of provisions and expense reclassifications		4,868.6	1,476.6	846.8
Foreign exchange gains		1,954.3	1,852.1	2,356.1
Net proceeds from the sale of marketable securities		112.6	5.6	31.7
Total III		8,542.1	5,769.0	4,598.1
Financial expenses
Amortization and charges to financial provisions		262.7	3,288.9	921.7
Interest and similar charges		650.2	979.3	1,306.0
Foreign exchange losses		1,721.2	1,699.3	2,627.3
Net expenses on the sale of marketable securities		124.8	0.1
Total IV		2,758.9	5,967.6	4,855.0
Net financial income/(loss) (III-IV)	3	5,783.2	(198.6)	(256.9)
Earnings from ordinary activities before tax (I-II + III-IV)		5,684.9	(463.5)	(567.8)
Exceptional income
From non-capital transactions		15.4	81.8	127.2
From capital transactions		1,785.4	7,175.9	6,664.9
Reversal of provisions and expense reclassifications		1,597.5	2,690.1	1,677.2
Total V		3,398.3	9,947.8	8,469.3
Exceptional expenses
On non-capital transactions		102.6	371.5	267.1
On capital transactions		2,794.1	8,268.0	2,820.3
Exceptional depreciation, amortization and charges to provisions		42.7	131.1	51.7
Total VI		2,939.4	8,770.6	3,139.1
Net exceptional items (V-VI)	4	458.9	1,177.2	5,330.2
Employee profit-sharing (VII)				0.3
Income tax (expense) (VIII) credit	5	531.4	513.6	77.7
Total income (I + III + V + VIII)		12,598.0	16,368.6	13,385.3
Total expenses (II + IV + VI + VII)		5,922.8	15,141.3	8,545.5
Earnings for the year		6,675.2	1,227.3	4,839.8
2005 Annual Report — Vivendi Universal       291

4       Condensed Statutory Financial Statements
         Statement of Financial Position
3  Statement of Financial Position

			Depreciation,
ASSETS			amortization and		Net
(In millions of euros)	Note	Gross	provisions	2005		2004	2003

Non-current assets
Intangible assets	6	18.5	13.6	4.9		5.4	5.9
Preliminary expenses
Concessions and similar rights		5.6	3.0	2.6		3.2	3.7
Other intangible assets		12.9	10.6	2.3		2.2	2.2
Property, plant and equipment	6	63.7	47.9	15.8		20.4	35.6
Land		0.3		0.3		0.3	0.9
Buildings and improvements		3.0	2.8	0.2		0.3	9.8
Industrial and technical plant		0.7	0.4	0.3		0.3	0.3
Other PP&E		57.9	44.7	13.2		17.9	22.7
PP&E under construction		0.2		0.2		0.0	0.2
Concession PP&E	6	1.6		1.6		1.6	1.7
Long-term investments (1)	7	48,486.8	18,066.3	30,420.5		28,535.7	31,457.3
Investments in associates		46,965.1	17,769.2	29,195.9		27,605.2	30,634.0
Long-term portfolio securities		69.2		69.2		128.3
Loans to affiliates and subsidiaries		1,150.3	291.2	859.1		368.2	657.8
Other long-term investment securities		119.5	3.8	115.7		112.9	137.6
Loans		180.0	1.5	178.5		319.0	25.9
Other long-term investments		2.7	0.6	2.1		2.1	2.0
Total I		48,569.0	18,127.8	30,441.2		28,561.5	31,498.8
Current assets	8
Inventories and WIP Receivables (2)		4,930.8	245.0	4,685.8		5,845.3	9,204.7
Trade accounts receivable and related accounts		9.1	1.2	7.9		31.1	52.0
Other receivables		4,921.7	243.8	4,677.9		5,814.2	9,152.7
Marketable securities		2,105.1	29.3	2,075.8		1,846.6	338.3
Treasury shares		47.4	9.0	38.4		9.1	0.6
Other securities		2,057.7	20.3	2,037.4		1,837.5	337.7
Cash at bank and in hand		137.1		137.1		273.3	8.1
Prepayments (2)		252.5		252.5		405.7	423.2
Total II		7,425.5	274.3	7,151.2		8,370.9	9,974.3
Deferred charges (III)	10	6.5		6.5		30.7	110.9
Unrealized foreign exchanges losses (IV)		0.1		0.1		45.9	58.3
Total assets (I + II + III + IV)		56,001.1	18,402.1	37,599.0		37,009.0	41,642.3

(1) Portion due within less than one year	23.1	7.0	3.2
(2) Portion due within more than one year	269.7	327.7	93.4
292       2005 Annual Report — Vivendi Universal

Condensed Statutory Financial Statements       4
Statement of Financial Position
Statement of Financial Position (contd.)

EQUITY AND LIABILITIES
(In millions of euros)	Note	2005	2004	2003

Equity	11
Share capital		6,344.1	5,899.4	5,893.4
Additional paid-in capital		11,210.8	10,585.0	10,506.5
Reserves
Legal reserve		385.5	324.2	82.2
Tax-driven reserves			3.2	3.2
Blocked reserves
Other reserves		3.2
Retained earnings		5,110.8	4,597.8
Earnings for the year		6,675.2	1,227.3	4,839.8
Net equity		29,729.6	22,636.9	21,325.1
Tax-driven provisions
Total I		29,729.6	22,636.9	21,325.1
Equity equivalents
Bonds redeemable in shares	12	1,892.0	3,130.9	3,567.4
Total II		1,892.0	3,130.9	3,567.4
Provisions for contingencies and losses
Provisions for contingencies and losses	13	700.9	941.5	1,018.6
Total III		700.9	941.5	1,018.6
Amortization funds
Financial amortization		1.1	1.0	1.0
Total IV		1.1	1.0	1.0
Liabilities (1)
Convertible and other bond issues	14	2,851.2	3,051.4	6,707.9
Bank borrowings (2)	14	415.6	1,259.5	194.5
Other borrowings	14	1,895.6	5,556.2	7,867.0
Payments received on account for work-in-progress			0.2	1.1
Trade accounts payable and related accounts	15	28.6	97.5	92.8
Tax and employee-related liabilities	15	38.0	35.6	267.4
Amounts payable in respect of PP&E and related accounts		3.1		0.5
Other liabilities	15	35.7	72.8	70.5
Deferred income		7.6	3.2	173.2
Total V		5,275.4	10,076.4	15,374.9
Unrealized foreign exchange gains (VI)	17		222.3	355.3
TOTAL EQUITY AND LIABILITIES (I + II + III + IV + V + VI)		37,599.0	37,009.0	41,642.3

(1) Portion due within more than one year	2,506.2	4,691.1	5,389.9
Portion due within less than one year	2,769.2	5,385.3	9,985.0
(2) Including current bank facilities and overdrafts	132.2	275.2	7.3
2005 Annual Report – Vivendi Universal       293

4       Condensed Statutory Financial Statements
         Statement of Cash Flows
4  Statement of Cash Flows

(In millions of euros)	2005	2004	2003

Operating activities
Net operating income/(loss)	(81.1)	(153.8)	(232.0)
Financial and exceptional transactions	1,357.2	1,719.7	(15.0)
Tax savings attributable to tax grouping and the consolidated global profit tax system	531.4	513.6	77.7
Net change in working capital requirements	55.1	(666.3)	138.0
Net cash provided by/(used in) operating activities	1,862.6	1,413.2	(31.3)
Investing activities:
Capital expenditure	(1.6)	(1.5)	(1.8)
Purchases of financial investments	(470.0)	(5,227.2)	(11,548.6)
Financial instrument deferred charges	(4.6)	(26.8)	(109.4)
Proceeds from sales of long-term investments	1,751.6	7.166.5	6,664.9
Proceeds from sales of industrial assets	2.0	9.2	0.2
Purchases/sales of treasury shares	(13.0)	0.2	1.1
Net cash provided by/(used in) investing activities	1,264.4	1,920.4	(4,993.6)
Financing activities
Net proceeds from issuance of shares	1,070.4	17.7	36.8
Increase/(decrease) in equity equivalents	(1,239.0)	(345.2)
Dividends and withholding tax paid by the company	(639.1)	(167.0)
Net cash provided by/(used in) financing activities	(807.7)	(494.5)	36.8
Total cash flows	2,319.3	2,839.1	(4,988.1)
Net cash/(net indebtedness) as at January 1	(1,814.0)	(4,535.7)	1,235.0
Foreign currency translation adjustments, changes in scope and other	1,550.7	(117.4)	(782.6)
Net cash/(net indebtedness) as at December 31	2,056.0	(1,814.0)	(4,535.7)
294       2005 Annual Report — Vivendi Universal

Condensed Statutory Financial Statements       4
Subsidiaries and Affiliates
5  Subsidiaries and Affiliates

							Outstanding
							loans and	Guarantees
		Equity					advances	and endor-					Dividends
		excl.					granted by	sements					received
		share	% share	Book value			Vivendi	granted					by Vivendi
(in thousands of euros,	Share	capital	capital	of investments			Universal	by Vivendi	2004	2005	2004	2005	Universal	Com-
unless otherwise stated)	capital	(1)	held	Gross	Net		(2)	Universal	Revenues	Revenues	Earnings	Earnings	during 2005	ments

MEDIA
Groupe Canal+ SA*(3) 1, place du Spectacle 92130 Issy les Moulineaux	100,000	466,399	100	5,198,133	5,198,133	(4)		15,000	226,674	195,895	394,171	(54,309)
Other subsidiaries and affiliates (Summary information)				1,303	0

(1)	Including earnings of the year.

(2)	Including current account advances.

(3)	Company holding 49% of Canal+ SA and all other assets transferred by Canal Plus on the Vivendi-Canal Plus-Seagram merger on December 8, 2000.

(4)	The gross value of Canal+ Group shares held by Vivendi Universal is less than the company valuation used for the purposes of the merger of Canal+ Group with TPS, the terms and conditions of which were determined at the end of 2005.

*	This company is primarily a holding company. The amounts presented in the «Revenues» columns comprise operating income and financial income from investments.
2005 Annual Report — Vivendi Universal      295

4       Condensed Statutory Financial Statements
         Subsidiaries and Affiliates

						Outstanding
						loans and	Guarantees
		Equity				advances	and endor-							Dividends
		excl.				granted by	sements							received
		share	% share	Book value		Vivendi	granted							by Vivendi
(in thousands of euros,	Share	capital	capital	of investments		Universal	by Vivendi		2004	2005	2004		2005	Universal	Com-
unless otherwise stated)	capital	(1)	held	Gross	Net	(2)	Universal		Revenues	Revenues	Earnings		Earnings	during 2005	ments

Telecommunications
Société Française du Radiotéléphone 42, avenue de Friedland 75008 PARIS	1,343,455	726,796	55.96	9,807,026	9,807,026				7,108,790	8,400,552	1,404,984		1,599,382	902,090
Vivendi Telecom International* (3) 42, avenue de Friedland 75008 PARIS	1,190,647	(470,830)	100.00	1,190,905	739,900	1,538,772	55,200		159,512	5,837	1,161,310	(5)	2,653
															provision
Elektrim Telekomunikacja* (4)	10,008,090	(8,048,923)							1,865	230	226,778	(6)	(46,880)		for
Al. Jana Pawla II 00-828	thousand	thousand							thousand	thousand	thousand		thousand		advances
Warsaw, Poland	zlotys (6)	zlotys	47.07	1,117,080	88,700	581,003			zlotys	zlotys	zlotys	(7)	zlotys (6)		278,716
															provision
															for
Other subsidiaries and affiliates															advances
(Summary information)				196,906	50,278	558,109	549,500	(8)							22,221

(1)	Including earnings of the year

(2)	Including current account advances

(3)	Company carrying Group telephony investments in Morocco and Poland.

(4)	Elektrim Telekomunikacja (held 3.93% by Vivendi Telecom International) and Carcom Warsawa (held 51% by Vivendi Universal) hold 51% of the share capital of PTC.

(5)	Including a provision reversal of €866.8 million in respect of the 35% stake in Maroc Télécom.

(6)	As at December 31, 2005, 1 euro = 3.2613 zlotys.

(7)	Compared with provisional earnings of 280,476 million zlotys reported in the 2004 annual report.

(8)	Guarantee given to the Moroccan bank Attijariwafa in respect of a loan granted in January 2005 to Société de Participation dans les Télécommunications to finance the acquisition of 16% of the share capital of Maroc Télécom.

*	This company is primarily a holding company. The amounts presented in the «Revenues» columns comprise operating income and financial income from investments.
296       2005 Annual Report — Vivendi Universal

Condensed Statutory Financial Statements       4
Subsidiaries and Affiliates

						Outstanding
						loans and	Guarantees						Dividends
						advances	and endor-						received
						granted	sements						by Vivendi
		Equity excl.		Book value		by Vivendi	granted						Universal
(in thousands of euros,	Share	share capital	% share	of investments		Universal	by Vivendi	2004	2005	2004	2005		during
unless otherwise stated)	capital	(1)	capital held	Gross	Net	(2)	Universal	Revenues	Revenues	Earnings	Earnings		2005	Comments

Holding cos & non-core activities
I — Holding cos
SPC * (3) 42, avenue de Friedland										(2,942,281)		3,135,239
75008 Paris	25,487,777	(15,586,717)	100.00	25,663,933	9,891,433					(6)		(7)
Vivendi Universal Holding II Corp	US$	US$								US$
(4) * 800 Third Avenue New York,	6,836,806	(1,819,904)								(38,060)	US$	71,581
New York 10022	thousand	thousand	100.00	2,327,722	2,327,722					thousand	thousand
Centenary Holdings Limited* (4) 1, Sussex Place , Hammersmith	£79,490	£(68,601)								£6,314		£(7 775)
London W6 9XS	thousand	thousand	100.00	64,986	64,986	87,227				thousand	thousand
Other subsidiaries and affiliates (Summary information)				49,119	49,119	1,983,393
II — Environment
Veolia Environnement * 36, avenue Kléber - 75016 Paris	2,039,363	7,858,465	5.28	368,850	368,850			815,568	764,986	525,658 (8)		388,429	14,635
Other subsidiaries and affiliates (Summary information)				0	0
III — Internet
COE Group (5) Colin Glass Photon House Percy Street Leeds LS12	£1,133	£(883)						£4,541	£5,333	£(3,738)		£(952)		07/01/04 to
1EG UK	thousand	thousand	4.49	104,909	39			thousand	thousand	thousand	thousand			06/30/05
														provision for
Other subsidiaries and affiliates														advances
(Summary information)				80,750	7,645	189,101								155,914

(1)	Including earnings of the year.

(2)	Including current account advances.

(3)	Company holding, indirectly, the Group’s stakes in Universal Music, Vivendi Universal Games and NBCU.

(4)	Company beloning to the ownership chain for Group US assets.

(5)	Consolidated data.

(6)	Including a charge of €2,942.2 million against securities representing Group US assets.

(7)	Including a reversal of provisions of €3,135.7 million against securities representing Group US assets.

(8)	Compared with provisional earnings of € 535,658 million reported in the 2004 annual report.

*	This company is primarily a holding company. The amounts presented in the «Revenues» columns comprise operating income and financial income from investments.
2005 Annual Report — Vivendi Universal       297

4       Condensed Statutory Financial Statements
        Subsidiaries and Affiliates

							Guarantees
						Outstanding	and							Dividends
		Equity				loans and	endorse-							received
		excl.				advances	ments							by Vivendi
		share	% share	Book value of		granted	granted							Universal
(in thousands of euros,	Share	capital	capital	investments		by Vivendi	by Vivendi		2004	2005	2004		2005	during	Com-
unless otherwise stated)	capital	(1)	held	Gross	Net	Universal (2)	Universal		Revenues	Revenues	Earnings		Earnings	2005	ments

IV — Other non-core activities
Energies USA * L’Aquarène - 1, place Montgolfier 94417 Saint-Maurice	80,941	61,618	99,98	143,337	143,337		15,610	(4)			225		1,950
Société d’Investissements et de Gestions 35 (3) * 1, Terrasse Bellini - 92919 Paris La Défense Cedex	2,274	28,642	99,64	181,188	30,804	426			3,955	3,170	54,269		171,267	184,409
Société Nouvelle d’Etudes et de Gestion (SNEGE) * 59 bis, avenue Hoche - 75008 Paris	263,951	12,787	100,00	263,951	263,951						5,855		3,429	2,251
RE-ASCOP 59 bis, avenue Hoche - 75008 Paris	77,749	3,881	97,06	79,083	79,083						2,350	(5)	886
Other subsidiaries															provision
and affiliates															for advances
(Summary information)				125,906	84,890	72,342	27,586							85,401	72,342
Total				46,965,087	29,195,895	5,010,373	662,896							1,188,786

(1)	Including earnings of the year

(2)	Including current account advances

(3)	Real estate sector lead company retained by Vivendi Universal.

(4)	Perpetual subordinated securities (TSDI).

(5)	Compared with provisional earnings of €2.363 thousand reported in the 2004 annual report.

*	This company is primarily a holding company. The amounts presented in the «Revenues» columns comprise operating income and financial income from investments.
298       2005 Annual Report — Vivendi Universal

5      Recent Events — Outlook

1	Recent Events	p. 300
2	Outlook	p. 300
3	Statutory Auditors’ Report on the Forecasts of Adjusted Net Profit Attributable to the Equity Holders of the Parent	p. 301
2005 Annual Report — Vivendi Universal      299

5       Recent Events — Outlook
         Recent Events
1 Recent Events
All significant subsequent events which took place between December 31, 2005, and the date of filing of this document with the Autorité des marchés financiers (AMF, the French stock exchange regulation authority) are described in the following chapters of this document:
•	Chapter 2: “Events” and “Description of Business”,

•	Chapter 4: “Management Board’s Operating and Financial Review and Prospects” and “Consolidated Financial Statements”.
2 Outlook
In 2006, Vivendi Universal will focus its efforts on:
•	finalizing both the combination of Canal+ and TPS and the agreement with Lagardère,

•	resolving its differences with Elektrim and Deutsche Telekom in order to assert its rights with regard to its 51% equity stake in Elektrim Telekomunikacja and to eventually increase such stake to 100%,

•	moving further into music publishing and, in certain territories, into the production and distribution of recorded music,

•	successfully completing the tender bid, to make it the operator and 35% shareholder of Tunisia Telecom, provided the financial terms are suitable,

•	ensuring the balanced development of VU Games amongst online, console and mobile games.
There are bright growth prospects for third generation mobile telephony and related services, for pay-TV penetration and the development of downloading or interactive exchanges of content (music, games, film and television) over the internet. Vivendi Universal plans to continue investing in all of its businesses in order to benefit from customer demand for innovative products and services.
Vivendi Universal forecasts an 11% to 13% growth of its adjusted net income (1) in 2006. This outlook does not include the impact of the acquisitions of TPS and the agreement with Lagardère regarding the new “Canal+ France” (2) entity. The outlook does not include potential external growth operations, such as PTC in Poland or Tunisia Telecom. The exchange rate assumption used to calculate the 2006 outlook corresponds to €1 for $1.25.
These forecasts have been prepared based on the financial targets of each business unit for 2006:
•	UMG: slight growth of revenues as digital sales should more than offset the decline in physical sales; same earnings from operations margin rate (3) or slightly above 2005,

•	VU Games: growth of revenues of +12% to +15% and growth of earnings from operations margin rate from 6% to between 8% and 10%,

•	Canal+ Group: growth of revenues of +4% to +6% and stable earnings from operations at constant scope. This guidance is based on the price increase that occurred in 2004-2005, the continuation of the conquest plan of 1 million subscribers in three years initiated in 2005, as well as investments made for the acquisition of exclusive premium content, notably the French Professional Soccer League 1, which will produce its full effect in 2006,

•	SFR: stable to slight growth of revenues, the growth in revenues from SFR customers being largely offset by the decrease in regulated revenues billed between operators due to strong decline in prices of call termination and SMS; growth of earnings from operations of +8% to +10% and growth of earnings from operations margin rate to between 29.5% and 30.5%, compared

(1)	Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

(2)	Canal+ France (temporary name) would comprise all the present assets of TPS and Canal+ Group in pay-TV: including 100% of CanalSat, Canal+, TPS, Multithématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque. StudioCanal, the advertising company, PSG and i>Télé, on the one hand, and Cyfra+, on the other hand, are not part of Canal+ France and continue to be 100% and 75% held by Canal+ Group respectively.

(3)	Earnings from operations margin rate corresponds to the ratio earnings from operations on revenues
300      2005 Annual Report — Vivendi Universal

Recent Events — Outlook      5
Statutory Auditors’ Report on the Forecasts of Adjusted Net Profit Attributable to the Equity Holders of the Parent
with 27.9% in 2005, resulting from strong cost control and higher pressure from competition and regulators on SFR operations,
•	Maroc Telecom: growth of revenues of +6% to +8% and growth of earnings from operations of +12% to +14%, based on continuing growth of mobile and ADSL markets as well as maintaining leadership on the fixed-line,

•	Holding & Corporate: continuation of the cost-cutting plan and of the simplification of the structures.
Guidance of the adjusted net income, attributable to equity holders of the parent, revenues, earnings from operations and earnings from operations margin rate presented above for the year 2006 are founded on data, assumptions and estimates considered as reasonable by Vivendi Universal management. They are subject to change or modifications due to uncertainties related notably to the economic, financial, competitive and regulatory environment. Moreover, the materialization of certain risks described in Chapter 2 of this document could have an impact on the Group’s operations and its capacity to achieve its forecasts.

3	Statutory Auditors’ Report on the Forecasts of Adjusted Net Profit Attributable to the Equity Holders of the Parent
In our capacity as Statutory Auditors and in accordance with Commission Regulation (EC) No 809/2004, we have prepared this report on the forecasts of adjusted net profit attributable to the equity holders of the parent of Vivendi Universal in part 5 of its annual report dated March 28, 2006.
These forecasts and underlying significant assumptions were prepared under the responsibility of the Management Board of Vivendi Universal, in accordance with the provisions of Commission Regulation (EC) No 809/2004 and the CESR advice on forecasts.
It is our responsibility to express, in accordance with the terms required by Annex I, item 13.3 of Commission Regulation (EC) No 809/2004, our conclusions on the appropriateness of the preparation of such forecasts.
We conducted our work in accordance with professional auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Vivendi Universal. They also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts are appropriately prepared on the basis of the specified assumptions.
We remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented and so, we do not express any conclusion as to the potential realisation of such forecasts.
In our opinion:
•	The forecasts have been appropriately prepared on the basis indicated,

•	The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Vivendi Universal.
This report is issued for the sole purpose of publication of these forecasts in the annual report and may not be used in any other context.
Paris-La défense and Neuilly-sur-Seine, March 28, 2006
The Statutory Auditors

SALUSTRO REYDEL		BARBIER FRINAULT & AUTRES

Member of KPMG International		Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Hervé Jauffret	Dominique Thouvenin
2005 Annual Report — Vivendi Universal      301

302      2005 Annual Report — Vivendi Universal

6      Audit of the Financial Statements

1	Firms Responsible for the Audit of the Financial Statements	P. 304
	1.1. Statutory Auditors	P. 304
	1.2. Alternate Statutory Auditors	P. 304
2005 Annual Report — Vivendi Universal      303

6      Audit of the Financial Statements
        Firms Responsible for the Audit of the Financial Statements
1 Firms Responsible for the Audit of the Financial Statements
1.1. Statutory Auditors
Barbier Frinault & Autres,
a Member of firm Ernst & Young International
Ernst & Young — 41, rue Ybry — 92576 Neuilly-sur-Seine — France
Represented by Messrs. Dominique Thouvenin and Hervé Jauffret.
Appointed at the Shareholders’ Meeting held on June 15, 2000 for a six-year period expiring following the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2005.
The renewal of the appointment of Barbier Frinault & Autres Company for a six-year period expiring following the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2011 is submitted to the Combined Shareholders’ Meeting to be held on April 20, 2006.
Salustro Reydel,
a Member of KPMG International
1, Cours Valmy — 92923 Paris-La Défense Cedex — France
Represented by Messrs. Bertrand Vialatte and Benoît Lebrun.
Appointed at the Shareholders’ Meeting held on June 15, 1993. Last renewal: the Combined Shareholders’ Meeting held on April 28, 2005 for a six-year period expiring following the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2010.
1.2. Alternate Statutory Auditors
Mr. Jean-Claude Reydel
1, Cours Valmy — 92923 Paris-La Défense Cedex — France
Appointed at the Shareholders’ Meeting held on April 28, 2005 for a six-year period expiring following the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2010.
Mr. Maxime Petiet
Ernst & Young — 41, rue Ybry — 92576 Neuilly-sur-Seine — France
Appointed at the Shareholders’ Meeting held on June 15, 2000 for a six-year period expiring following the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2005.
The appointment of Auditex as Alternate Statutory Auditors, for a six-year period, in replacement of Mr. Maxime Petiet, whose office has expired, is submitted to the Combined Shareholders’ Meeting to be held on April 20, 2006. Auditex’s appointment shall expire following the Shareholder’s Meeting held to approve the Financial Statements for fiscal year 2011.
304      2005 Annual Report — Vivendi Universal

          Appendix — Combined Ordinary and Extraordinary General Meeting
          April 20, 2006

1	Agenda	p. 306
2	Management Board Report	p. 307
	2.1. Change of the corporate name	p. 307
	2.2. Approval of the annual financial statements and the regulated related-party agreements — Dividend	p. 307
	2.3. The Supervisory Board	p. 308
	2.4. Statutory Auditors	p. 308
	2.5. Authorization for the Company to purchase its own shares, and, when appropriate, cancel such shares	p. 308
3	Report of the Supervisory Board	p. 309
4	Proposed Resolutions	p. 310
	4.1. As an Extraordinary Shareholders’ Meeting	p. 310
	4.2. As an Ordinary Shareholders’ Meeting	p. 310
	4.3. As an Extraordinary Shareholders’ Meeting	p. 312
5	Report of the Statutory Auditors on the Reduction in Capital by the Cancellation of Shares	p. 313
2005 Annual Report — Vivendi Universal      305

          Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
          Agenda
1 Agenda
As an Extraordinary Shareholders’ Meeting
1. Change of the corporate name and modification, accordingly, of Article 1 of the Company’s by-laws
As an Ordinary Shareholders’ Meeting
2.	Approval of Reports and Financial Statements for fiscal year 2005

3.	Approval of Reports and Consolidated Financial Statements for fiscal year 2005

4.	Approval of the regulated related-party agreements covered by the Statutory Auditors’ Special Report

5.	Allocation of net income for fiscal year 2005, determination of the dividend and the payment date

6.	Renewal of Mr. Fernando Falcó y Fernández de Córdova as a member of the Supervisory Board

7.	Renewal of Mr. Gabriel Hawawini as a member of the Supervisory Board

8.	Renewal of Barbier Frinault & Autres as Statutory Auditors

9.	Appointment of Auditex as Alternate Statutory Auditors

10.	Authorization for the Management Board to purchase the Company’s own shares
As an Extraordinary Shareholders’ Meeting
11.	Authorization for the Management Board to decrease the share capital of the Company by cancellation of treasury shares

12.	Authorization for the performance of legal formalities
306      2005 Annual Report — Vivendi Universal

Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
Management Board Report
2 Management Board Report
             Dear Shareholders,
We have called this Combined Ordinary and Extraordinary Shareholder’s Meeting in order to submit for your approval the following proposed resolutions:
•	to change the corporate name and modify, accordingly, article 1 of the Company’s by-laws (I) ;

•	to approve the annual and consolidated financial statements for the year ended December 31, 2005, to determine the dividend to be paid for fiscal year 2005 and to approve the regulated related-party agreements covered by the Statutory Auditors’ Special Report (II) ;

•	to renew the terms of office of Mr. Fernando Falcó y Fernández de Córdova and Mr. Gabriel Hawawini as members of the Supervisory Board (III) ;

•	to renew the term of office of Barbier Frinault & Autres as Statutory Auditors and to appoint Auditex as Alternate Auditors in replacement of Mr. Maxime Petiet whose term of office has expired (IV) ;

•	to renew the authorization relating to the implementation, when appropriate, of a new share buyback program and the authorization relating to the cancellation of treasury shares (V).
2.1. Change of the corporate name
1st resolution (extraordinary)
We propose that the name of the company be changed from “Vivendi Universal” to “Vivendi”, effective today.
The choice of the name “Vivendi” is made in anticipation of the Company’s meeting its obligation to remove the word “Universal” from its current name by May 2009 pursuant to agreements the Company entered into with General Electric in May 2004 which resulted in the creation of NBC Universal. Under such agreements, Universal Music Group retains the right to use the Universal name until May 2029.
This change of the Company’s name is indicative of the Group’s intent to refocus on its two main areas of business, media and telecoms, and underscores the completion of the Group’s recovery.
Finally, it is important to underscore that once again the name “Vivendi” is endowed with great potential. It is a name that is well known and appealing and has a positive image both nationally and internationally. Provided you vote for this change of name, we intend to modify article 1 of the Company’s by-laws accordingly.

2.2.	Approval of the annual financial statements and the regulated related-party agreements — Dividend
2nd, 3rd, 4th and 5th resolutions (ordinary)
The next items on the agenda relate to the approval of the statutory annual financial statements (second resolution) and the consolidated annual financial statements (third resolution), the regulated related-party agreements entered into during the previous fiscal years and continued during fiscal year 2005 and those entered into during fiscal year 2005 (fourth resolution). All of these agreements are described in the special report of the Auditors, set forth in Chapter 3 of this document. As for the new agreements authorized by the Supervisory Board in 2005, they relate to: the application to members of the Management Board holding an employment contract under French law of the additional pension plan adopted for members of the senior executives, as presented to the Shareholders’ Meeting held on April 28, 2005, and the services contract entered into between the Company and Conseil DG, a Polish company, which is chaired by Mr. Andrzej Olechowski, a member of the Supervisory Board.
We propose that you approve the allocation of the 2005 net income (fifth resolution). Your Management Board has decided to propose you, this year, to approve the payment of a dividend of €1.00 per share, representing an overall distribution of €1.15 billion, as an allocation of net income for fiscal year 2005.
This dividend shall be paid as from May 4, 2006.
2005 Annual Report — Vivendi Universal      307

          Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
          Management Board Report
2.3. The Supervisory Board
6th and 7th resolutions (ordinary)
We propose that the terms of office of Mr. Fernando Falcó y Fernández de Córdova and Mr. Gabriel Hawawini as members of the Supervisory Board be renewed for additional four-year terms (sixth and seventh resolutions). Both of these Supervisory Board members are classified as “independent” as such term is defined in the Bouton report. If approved, their new terms of office would expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2009. Information relating to these persons is presented in Chapter 3 of this document.
2.4. Statutory Auditors
8th and 9th resolutions (ordinary)
We propose that you renew the appointment of Barbier Frinault & Autres (member of the firm of Ernst & Young), as Statutory Auditors, for a period of six fiscal years (eighth resolution). If approved, its term of office shall expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2011.
We propose that you appoint, as Alternate Statutory Auditors, for a period of six fiscal years, Auditex in replacement of Mr. Maxime Petiet whose term of office has expired (ninth resolution). If approved, its term of office shall expire at the conclusion of the Shareholders’ Meeting to be held to approve the financial statements for fiscal year 2011.

2.5.	Authorization for the Company to purchase its own shares, and, when appropriate, cancel such shares
10th resolution (ordinary) and 11th resolution (extraordinary)
In accordance with the provisions of Articles L. 225-209 et. seq. of the French Commercial Code and of the Commission Regulation (EC) No 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, we propose that you authorize the Management Board, with the authority to sub-delegate to its Chairman, to acquire the Company’s own shares, in accordance with applicable law, on one or more occasions over an eighteen-month period beginning on the date of this Meeting. Such acquisitions of Company shares may be made during a tender offer period, on the stock exchange or otherwise by purchasing the Company’s shares or by using financial instruments in order to place such shares in the Company’s reserves. The acquisition of shares by the Company may be made in order to allow the Company to use such shares to carry out exchanges following bond issuances, acquisitions or otherwise, adjust or support the share price in accordance with applicable law, in compliance with the code of ethics of the AFEI (l’Association Française des Entreprises d’Investissement), or sell or allot the shares to employees (tenth resolution) or to cancel them (eleventh resolution).
We propose that you fix the maximum purchase price for the Company’s acquisition of its own shares at €35 per share.
This share purchase program, at the time of its implementation by the Management Board, will be the subject of a transaction notice, published in accordance with the new provisions of the general regulations of the French Autorités des Marchés Financiers (AMF).
If approved, this authorization, once implemented by the Management Board, supersedes, for the remaining period, the previous authorization granted to the Management Board by the Combined Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2005.
As at February 28, 2006, the Company holds 2,097,431 of its own shares, representing 0.18% of its share capital, including 1,403,489 shares connected to stock option plans, 296,501 shares reserved for payments to be made in connection with acquisitions, if necessary, 2,441 shares recorded as other investment securities and 395,000 shares held in the liquidity account of the contract, compliant to the AFEI code of ethics, entered into with Rothschild et Cie bank.
The Management Board
308      2005 Annual Report — Vivendi Universal

Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
Report of the Supervisory Board
3 Report of the Supervisory Board
Further to the article L. 225-68 of the French Commercial Code, the Supervisory Board considers that it has no comment to express regarding both the Management Board’s operating and financial review and prospects and the financial statements for fiscal year ended on December 31, 2005, and recommends the Shareholders’ Meeting to adopt all the resolutions submitted to its approval by the Management Board.
2005 Annual Report — Vivendi Universal      309

          Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
          Proposed Resolutions
4 Proposed Resolutions
4.1. As an Extraordinary Shareholders’ Meeting
First resolution
Change of the corporate name and modification, accordingly, of Article 1 of the Company’s by-laws
The Shareholders’ Meeting, having satisfied the quorum and majority requirements for Extraordinary Shareholders’ Meetings after reviewing the Management Board’s Report and upon the proposal of the Management Board, approves the change of the corporate name of the Company to: “Vivendi”.
from “Vivendi Universal”, effective’ today, and approves the modification of Article 1 of the by-laws of the Company as follows:
“Article 1 — legal form — corporate name — legislation — term.
The Company, which is called “Vivendi”, is a company established under French law and formed in Paris by a deed dated December 11, 1987, and which, by decision of the Shareholders’ Meeting of April 28, 2005, has adopted the legal form of a Société Anonyme à Directoire et Conseil de Surveillance (company with a Management Board and a Supervisory Board), governed by current and future legislative and regulatory provisions as well as by these by-laws. The term of the Company shall expire on December 17, 2086, except in the event of an early dissolution or an extension to be decided by an Extraordinary Shareholders’ Meeting.”
4.2. As an Ordinary Shareholders’ Meeting
Second resolution
Approval of the Reports and Financial Statements for fiscal year 2005
The Shareholders’ Meeting, having reviewed the Management Board’s Report, noting the absence of comments of the Supervisory Board on the Management Board’s Report and on the Financial Statements, and the Auditors’ Report on the 2005 Financial Statements, and noting that in 2005 the Company opted to apply the preferential method to account for employee benefit schemes (recommendation CNC 03-R.01) according to the principles of IAS 19 and the impact on the Company’s capital of the opening balance-sheet deficit for 2005 of €13.9 million, approves the Financial Statements for the said fiscal year as well as the transactions presented in these statements or summarized in these Reports.
Third resolution
Approval of the Reports and Consolidated Financial Statements for fiscal year 2005
The Shareholders’ Meeting, having reviewed the Management Board’s Report, noting the absence of comments of the Supervisory Board on the Management Board’s Report and on the Consolidated Financial Statements, and the Auditors’ Report on the 2005 Financial Statements, approves the Consolidated Financial Statements for the said fiscal year as well as the transactions presented in these statements or summarized in these Reports.
Fourth resolution
Approval of the regulated related-party agreements covered by the Statutory Auditors’ special Report
The Shareholders’ Meeting takes formal note of the Statutory Auditors’ special Report, drafted pursuant to Article L. 225-88 of the French Commercial Code. It approves the regulated related-party agreements described in this Report.
Fifth resolution
Allocation of net income for fiscal year 2005 and payment, as from May 4, 2006, of a dividend of €1.00 per share
The Shareholders’ Meeting approves the Management Board’s proposal for allocating the fiscal year 2005 net income as follows:

Sources	(in euros)
Year’s net income	6,675,241,474.31
Balance carried forward	5,110,752,302.45
Total	11,785,993,776.76
Allocation
Legal reserve	248,892,162.85
Total dividend*	1,146,735,727.00
Balance carried forward*	10,390,365,886.91
Total	11,785,993,776.76

(*)	This amount takes into account treasury shares held as of February 28, 2006, and will be adjusted based on the effective ownership of shares as of the dividend payment date.
310      2005 Annual Report — Vivendi Universal

Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
Proposed Resolutions
Therefore, it is set the dividend at €1.00 per share constituting the share capital held on the record date. The dividend shall be paid on May 4, 2006. The dividend shall qualify for the 40% tax credit provided by 158-3 2nd of the French General Tax Code for natural persons having their tax residence in France.
In accordance with applicable law, the Shareholders’ Meeting takes formal notes that the dividends for the previous three fiscal years were as follows:

	2004		2003	2002
Number of shares (*)	1,065,235,399		1,071,518,691	1,068,148,584
Dividend per share (in euros)	0.60 (**	)	—	—
Global distribution (in million d’euros)	639.141		—	—

(*)	Number of shares entitled to a dividend from January 1st, after deduction of treasury shares on the dividend payment date.

(**)	This dividend qualified to a 50% tax credit applicable for natural persons having their tax residence in France as from January 1, 2005.
Sixth resolution
Renewal of Mr. Fernando Falcó y Fernández de Córdova as member of the Supervisory Board
The Shareholders’ Meeting approves the renewal of the term of office of Mr. Fernando Falcó y Fernández de Córdova as a member of the Supervisory Board, for a four-year term. His term of office shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2009.
Seventh resolution
Renewal of Mr. Gabriel Hawawini as member of the Supervisory Board
The Shareholders’ Meeting approves the renewal of the term of office of Mr. Gabriel Hawawini as a member of the Supervisory Board for a four-year term. His term of office shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2009.
Eighth resolution
Renewal of Barbier Frinault & Autres as Statutory Auditors
The Shareholders’ Meeting approves the renewal of the appointment of Barbier Frinault & Autres as Statutory Auditors for the Company, for a six-year period. This appointment shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2011.
Ninth resolution
Appointment of Auditex as Alternate Statutory Auditors
The Shareholders’ Meeting approves the appointment of Auditex as Alternate Statutory Auditors for the Company, for a six-year period in replacement of Mr. Maxime Petiet, whose office has expired. Auditex’s appointment shall expire with the conclusion of the Shareholders’ Meeting held to approve the Financial Statements for fiscal year 2011.
Tenth resolution
Authorization for the Management Board to purchase Company’s own shares for an eighteen-month period with a maximum purchase price of €35, within the limit of 10% set forth by-law
The Shareholders’ Meeting, having reviewed the Management Board’s Report and in accordance with Articles L. 225-209 et seq. of the French Commercial Code, authorizes the Management Board, with authorization to sub-delegate to its Chairman, to acquire the Company’s own shares in accordance with applicable law on one or more occasions over an eighteen-month period beginning on the date of this Shareholders’ Meeting. Such acquisitions of shares may be made during a tender offer period, on the stock exchange or otherwise, by purchasing the Company’s shares or by using financial instruments in order to place such shares in the Company’s reserves. The acquisition of shares by the Company may be made in order to allow the Company to use such shares to carry out exchanges following bond issuances, acquisitions or otherwise, to adjust or support the share price in accordance with applicable law (in compliance with the code of ethics of the AFEI (Association Française des Entreprises d’Investissement), or to sell or allot the shares to employees or to cancel them, subject to the adoption by the Shareholders’ Meeting of the present eleventh resolution.
During this period, the Management Board shall operate under the following rules:
•	Maximum purchase price: €35 per share.

•	The aggregate purchase amount, based on an average price of €25,88 per share, shall not exceed €2,98 billion.
The Shareholders’ Meeting grants full powers to the Management Board, with authorization to sub-delegate, to place any orders, execute any assignments or transfers, enter into any agreements, liquidity contracts, or option contracts, make any declarations and effect any formalities required in connection with the foregoing.
The Shareholders’ Meeting resolves that this authorization, as soon as it is implemented by the Management Board, will supersede the authorization granted to the Management Board by the Combined Shareholders’ Meeting held on April 28, 2005.
2005 Annual Report — Vivendi Universal      311

          Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
          Proposed Resolutions
4.3. As an Extraordinary Shareholders’ Meeting
Eleventh resolution
Authorization for the Management Board to decrease the share capital by cancellation of treasury shares in accordance with applicable law
The Shareholders’ Meeting, having satisfied the quorum and majority requirements for Extraordinary Shareholders’ Meetings and having reviewed the Management Board’s Report and the Statutory Auditors’ special Report, authorizes the Management Board in accordance with Article L. 225-209 of the French Commercial Code, to cancel, at its sole discretion, on one or more occasions, the Company’s treasury shares, up to a maximum of 10% of the share capital over a twenty-four month period beginning as of the date of this Shareholders’ Meeting, and to decrease the share capital accordingly.
The Shareholders’ Meeting grants the Management Board full authority, which may be delegated, in order to carry out any and all actions, formalities or declarations necessary to effect the capital reductions which may be effected under this authorization and to amend the Company’s by-laws accordingly.
Twelfth resolution
Authorization for performance of legal formalities
The Shareholders’ Meeting gives full powers to the bearer of a certified copy or excerpt of the minutes of this Meeting to perform any formalities required by law.
312      2005 Annual Report — Vivendi Universal

Appendix — Combined Ordinary and Extraordinary General Meeting April 20, 2006
Report of the Statutory Auditors on the Reduction in Capital by the Cancellation of Shares
5 Report of the Statutory Auditors on the Reduction in Capital by the Cancellation of Shares
General Shareholders’ Meeting on April 20, 2006
To the Shareholders,
In our capacity as statutory auditors of Vivendi Universal — SA and in compliance with Article L.225-209, paragraph 5 of French Company Law (Code de commerce) in respect of the cancellation of a company’s own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.
We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.
This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with Article L.225-209, paragraph 5 of French Company Law. Moreover, this purchase authorisation is proposed to your shareholders’ meeting for approval and would be given for a period of 18 months.
Your Management Board requests that it be empowered (subject to the adoption of the 11th resolution proposed to your shareholders’ meeting), to proceed with the cancellation of own shares which the Company was authorized to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.
We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your shareholders’ meeting has already approved the repurchased by your Company of its own shares.
Neuilly-sur-Seine and Paris-La Défense on March 22, 2006
The Statutory Auditors

SALUSTRO REYDEL		BARBIER FRINAULT & AUTRES

a Member of KPMG International		Ernst & Young

Bertrand Vialatte	Benoît Lebrun	Hervé Jauffret	Dominique Thouvenin
2005 Annual Report — Vivendi Universal      313

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VIVENDI UNIVERSAL

Head Office
42, avenue de Friedland - 75380 Paris cedex 08 - France
Tel. : + 33 1 71 71 10 00 - Fax : + 33 1 71 71 10 01
New York Office
800 Third Avenue - New York, NY 10022 - USA
www.vivendiuniversal.com
http://finance.vivendiuniversal.com